WIND RIVER

Fiscal Year 2009

Proxy Statement and Annual Report

Dear Stockholder,

For Wind River, fiscal year 2009 was marked by solid execution. We saw healthy growth in revenues and in profitability, representing return on the investments we have made in products, sales and alliances. Despite a demanding macroeconomic environment, we achieved annual revenue of $360 million, a 9 percent increase over the prior year. By prudently managing costs and expenses, we achieved GAAP annual earnings per diluted share of $0.13, compared to a loss of $0.03 in the prior year and non-GAAP earnings per diluted share[1] of $0.58, an increase of 76 percent over the prior year. We also generated cash flows from operations of $54.5 million, an increase of 28 percent over the prior year.

DSO Market Forces

Wind River's value proposition—enabling customers and partners to do more with less—is extremely compelling in today's cost focused environment. Market forces driving the adoption of Device Software Optimization (DSO) are consistent with our strengths and core competencies. Increasingly, our customers, device manufacturers, are faced with shrinking time to market deadlines. The functionality requirements for devices are exploding, as the amount of software that differentiates devices is increasing significantly. Device and application performance demands are increasing. Higher device quality is imperative. And the pressure to reduce device costs is paramount. We believe the combination of these market forces have and will continue to help catalyze a shift from customers building device software in-house to buying commercial-ready solutions like the market leading solutions Wind River offers.

Whether our customers are developing a radar guidance system, an avionics platform, a mobile handset, an in-vehicle infotainment system or a multi-function printer, Wind River's solutions enable them to develop, test and run device software faster, better, at lower cost and more reliably. At the core of our product portfolio, we offer operating systems and related middleware; a proprietary, real-time operating system, VxWorks, and an open source operating system, Wind River Linux. These solutions are optimized for numerous vertical markets, including networking equipment, aerospace and defense, industrial and automotive and consumer devices. Using our Eclipse-based development environment, Wind River Workbench, customers can optimize the hardware performance and develop device-specific applications. With our Device Test solutions, customers can test, diagnose and resolve defects in device software. Our solutions are uniquely differentiated by our professional services, customer support, hardware integration knowledge and deep hardware and software alliance partnerships.

Execution and Strategic Investments

Fiscal year 2009 was a year of solid execution for Wind River. At the beginning of the year, we organized our operations into four product divisions: VxWorks, Linux, Tools and Device Test. This business structure resulted in more rapid and efficient decision-making as well as deeper interactions with customers and partners. We also fine-tuned our sales model, with an increased focus on named accounts to complement our geography-based sales coverage. This enabled us to sell higher and more broadly into customers' organizations and resulted in a higher frequency of large transactions. We continue to invest in our product portfolio; in horizontal technologies, which span multiple market segments, and in comprehensive solutions for selected vertical markets. For example, we believe the adoption of multicore technology—the ability to run multiple cores on a single processor—represents a disruptive technology trend in the device market. As such, we are focused on implementing multicore technology across our entire product portfolio. We also added mobile expertise and services capability, to complement our mobile Linux efforts, with the acquisition of MIZI Research, Inc. We continue to invest in strategic hardware and software alliance partnerships. Selling with our partners provides us unique leverage with our customers, as they often select device hardware prior to selecting device software. When our software is included with a semiconductor chip or board, it creates a much easier path to adoption and commercialization by our customers. We made significant progress selling with a number of hardware partners

[1] Non-GAAP results are reconciled to GAAP results on page 4.

over the past year. We have also developed strategic, collaborative integration roles in several open-source industry consortia, specifically in the mobile and in-vehicle infotainment vertical markets, as part of an effort to drive technology standardization and adoption.

Financial Performance

Our solid execution is reflected in our fiscal year 2009 financial performance:

- Revenues were $359.7 million, compared to $328.6 million last year, an increase of 9 percent.
- GAAP annual earnings per diluted share were $0.13, compared to a loss of $0.03 in fiscal year 2008.
- Non-GAAP annual earnings per diluted share[1] were $0.58, an increase of 76 percent over fiscal year 2008.
- Deferred revenues, which benefit future quarters, were $132.2 million.
- Cash flows generated from operations were $54.5 million for the year, an increase of 28 percent.
- We ended the year with cash, cash equivalents and investments totaling $169.1 million.
- During the year, we enhanced shareholder value by repurchasing 13.0 million shares for a total amount of $105.3 million.

Diversified Business

Our business is well diversified. It spans a broad set of vertical markets including networking equipment, aerospace and defense, industrial and automotive and consumer devices. We believe there are numerous growth opportunities across these markets. We also have a worldwide sales and services footprint. In 2009, our global sales contribution was as follows: North America represented 52 percent of total revenues, EMEA (Europe, the Middle East and Africa) contributed 26 percent, Japan represented 13 percent and Asia Pacific contributed 9 percent.

Strategic Direction

In fiscal year 2010, our strategic objectives include extending our leadership position in the DSO industry, growing our revenues and increasing our profitability. To achieve these objectives, we are pursuing the following strategic initiatives:

- invest in selected growth product areas,
- drive profitability in established products,
- focus on high-growth vertical markets,
- leverage alliances with strategic partners,
- prudently manage costs and expenses; and
- seek strategic product and services acquisitions.

Well Positioned for the Future

Our fiscal year 2010 commences in a most demanding economic environment. We acknowledge that we are not immune to the pressures faced by our customers, partners and competitors. Nevertheless, we remain focused on execution. We believe there are a number of drivers we can leverage in the coming year. First, we believe the current economic environment is driving a change in our customers' procurement behavior from "build" to

1 Non-GAAP results are reconciled to GAAP results on page 4.

"buy", a development which plays to our favor. Second, we believe we are at the beginning of a technology disruption, as the market adopts multicore hardware and software. Multicore capability will drive higher device performance and functionality and significantly lower cost. With our new multicore solutions, we believe Wind River is a leader in this rapidly developing market. Third, the competitive landscape is shifting to our advantage in our traditional aerospace and defense, networking and industrial markets. Fourth, we are seeing the emergence of application platforms for consortia-based ecosystems in the mobile and in-vehicle infotainment vertical markets. And finally, we target markets where convergence, complexity and connectivity can drive software opportunity for Wind River; the market intersection of smartphones and netbooks, including mobile Internet devices or MIDs, represents a huge opportunity.

We remain focused on our strategy of targeting select, diverse vertical markets, enhancing our product portfolio, and optimizing our go-to-market model and alliance partnerships. And, we are unwavering in our focus on growth and profitability. We believe these efforts, and continued execution, will drive our future success.

I would like to take this opportunity to thank all of our customers, partners, stockholders and employees for your continued support. It has been a successful year and I look forward to leading the company to continued business and financial success in fiscal year 2010 and beyond.

Sincerely,

Ken Klein,
Chairman, President and Chief Executive Officer

TWO YEAR SUMMARY

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (LOSS) PER SHARE

(Unaudited)

	Twelve Months Ended January 31,	
	2009	2008
GAAP net income (loss) per diluted share	$ 0.13	$(0.03)
Stock-based compensation	0.20	0.25
Amortization and impairment of goodwill and purchased and other intangibles	0.20	0.07
Costs incurred for stock option review and related litigation	—	0.02
Restructuring and other charges	0.04	0.01
Impairments and net losses on investments	0.02	0.01
Income tax related to non-GAAP adjustments	(0.01)	—
Non-GAAP net income per diluted share	$ 0.58	$ 0.33

Our management refers to the non-GAAP earnings per diluted share measure in making operating decisions because it provides meaningful information regarding our operational performance. In addition, the non-GAAP financial measure facilitates our management team's internal comparison to our historical operating results and comparisons to competitors' operating results. We include the non-GAAP earnings per diluted share in this letter because we believe it is useful to investors in allowing for greater transparency to the supplemental information used by our management team in its financial and operational decision-making.

This letter contains forward-looking statements within the meaning of the U.S. securities laws that are subject to risks and uncertainties that could cause our actual results to differ materially from those indicated in these forward-looking statements. For important cautionary language regarding these statements, please see the section titled "Forward-Looking Statements" in our Annual Report to Stockholders on Form 10-K, included herein.

WIND RIVER

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 18, 2009

To Our Stockholders:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Wind River Systems, Inc. The Annual Meeting will be held on Thursday, June 18, 2009, at 9:00 a.m. local time at Wind River's headquarters located at 500 Wind River Way, Alameda, California. The items of business are:

1. The election of our Board of Directors;
2. The ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010; and
3. Approval of amendments to Wind River's 2005 Equity Incentive Plan (i) to increase the aggregate number of shares of Wind River's Common Stock authorized and reserved for issuance under the plan by 3,600,000 shares; (ii) to permit awards granted under the plan to continue to qualify as deductible "performance based compensation" within the meaning of Internal Revenue Code Section 162(m); and (iii) to revise the permissible performance goals and annual share limits applicable to certain plan awards intended to qualify as deductible "performance based compensation" within the meaning of Internal Revenue Code Section 162(m).

In addition, we may transact such other business as may properly come before the Annual Meeting or any continuations, adjournments or postponements thereof. We are not aware of any other business to come before the Annual Meeting.

These items of business are more fully described in the Proxy Statement that accompanies this Notice of Annual Meeting. Please read the Proxy Statement carefully.

Only stockholders of record at the close of business on April 21, 2009 are entitled to vote at the Annual Meeting. The Notice of Internet Availability of Proxy materials and this Notice, the Proxy Statement and the Annual Report on Form 10-K are first being mailed to stockholders and posted on our website on or about May 6, 2009. Whether or not you plan to attend the Annual Meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials or the Proxy Statement, using the Internet or by telephone as promptly as possible. You may also request a paper proxy card to submit your vote by mail, if you prefer. The Proxy Statement describes proxy voting in more detail. Any stockholder of record attending the Annual Meeting may vote in person, even if he or she has voted over the Internet, by telephone or has returned a completed proxy card.

We encourage you to sign up for electronic delivery of future Wind River annual reports and proxy materials in order to conserve natural resources and help us save costs in producing and distributing these materials. If you wish to receive electronic copies of or access to our current and/or future annual report and proxy materials, please follow the instructions contained on the Notice of Internet Availability of Proxy materials or the enclosed proxy card, call our Investor Relations department at 1-866-296-5361, email our Investor Relations department at ir@windriver.com or visit our Investor Relations website at *http://ir.windriver.com.*

By Order of the Board of Directors,

Ian Halifax
Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary

Alameda, California
May 4, 2009

YOUR VOTE IS IMPORTANT

TO ASSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO VOTE YOUR SHARES AS PROMPTLY AS POSSIBLE. PLEASE VOTE OVER THE INTERNET AT WWW.PROXYVOTE.COM OR BY TELEPHONE 1-800-690-6903. ALTERNATIVELY, YOU MAY REQUEST A PAPER PROXY CARD, WHICH YOU MAY COMPLETE, SIGN AND RETURN BY MAIL.

WIND RIVER

PROXY STATEMENT FOR
2009 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 18, 2009

Proxy

INFORMATION CONCERNING SOLICITATION

The Board of Directors of Wind River Systems, Inc. ("Wind River" or the "Company") is soliciting proxies for Wind River's 2009 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 18, 2009, at 9:00 a.m. local time, or at any continuations, adjournments or postponements thereof. The purposes of the Annual Meeting are described in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at Wind River's headquarters located at 500 Wind River Way, Alameda, California 94501.

Pursuant to rules promulgated by the Securities & Exchange Commission (the "SEC"), Wind River is providing access to its proxy materials over the Internet, in addition to mailing a printed copy of our proxy materials to certain stockholders. Accordingly, Wind River will mail, on or before May 8, 2009, a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") to its stockholders of record and beneficial owners as of the close of business on April 21, 2009. On the date of mailing of the Notice of Internet Availability, all stockholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the Notice of Internet Availability. These proxy materials will be available free of charge.

The Notice of Internet Availability will identify the website where the proxy materials will be made available; the date, the time and location of the Annual Meeting; the matters to be acted upon at the meeting and the Board of Directors' recommendation with regard to each matter; a list of the materials being made available at the specified website; a toll-free telephone number, an e-mail address, and a website where stockholders can request a paper or e-mail copy of the proxy statement, our annual report to stockholders and a form of proxy relating to the Annual Meeting and all of Wind River's future stockholders' meetings; information on how to access the form of proxy, including the control number needed to access the form of proxy; and information on how to obtain directions to attend the meeting and vote in person. Although the Annual Report and this Proxy Statement are being mailed together, the Annual Report is not a part of this Proxy Statement.

Stockholders may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as exhibits and amendments to those reports, on the day of filing with the SEC, on our website at *http://www.windriver.com* or by contacting the Investor Relations Department at our corporate offices by calling (866) 296-5361. Stockholders may also read or copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access the SEC's website at *http://www.sec.gov*.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Who may vote?

You may vote at the Annual Meeting if you owned your shares as of the close of business on April 21, 2009, which is referred to as the "Record Date." As of the Record Date, we had a total of 76,817,233 shares of common stock ("Common Stock") outstanding, which were held of record by 564 stockholders. As of the Record Date, we had no shares of preferred stock outstanding. You are entitled to one vote for each share of our Common Stock that you own as of the close of business on the Record Date.

How do I vote my proxy?

If your shares of Common Stock are held by a broker, bank or other nominee, you will receive instructions from them that you must follow in order to have your shares voted. If you hold your shares in your own name as a holder of record, you may instruct the proxy holders how to vote your Common Stock by:

- voting via the Internet;
- voting by telephone; or
- voting by mail.

You may also choose to come to the Annual Meeting and vote your shares in person, as described below.

- To Vote over the Internet:

To vote over the Internet through services provided by Broadridge Financial Solutions, Inc., log on to the Internet at: http://www.proxyvote.com, follow the instructions at that site, and submit your vote by 11:59 P.M. Eastern Time on June 17, 2009. If you vote on the Internet, you do not need to complete and mail your proxy card.

- To Vote by Telephone:

To vote by telephone through services provided by Broadridge Financial Solutions, Inc., call the telephone number printed on your proxy card or voting instruction form, follow the instructions, and submit your vote by 11:59 P.M. Eastern Time on June 17, 2009. If you vote by telephone, you do not need to complete and mail your proxy card.

- To Vote by Mail:

If you received a paper copy of this Proxy Statement, sign and return the proxy card in the enclosed postage-paid and addressed envelope; otherwise, follow the instructions on the Notice of Internet Availability to receive a paper copy of the proxy materials, which will include a proxy card. If you received more than one proxy card, your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

- To Vote in Person at the Annual Meeting:

If you plan to attend the Annual Meeting and vote in person, we will provide you with a ballot at the Annual Meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Annual Meeting.

If your shares are held in the name of your broker or other nominee, you are considered the "beneficial owner" of shares held in street name. If you wish to vote at the Annual Meeting, you will need to bring with you to the Annual Meeting a legal proxy from your broker or other nominee authorizing you to vote such shares.

- Wind River 401(k) Plan Participants:

If you are a participant in our 401(k) Plan, your proxy will incorporate all shares you own through the 401(k) Plan, assuming your shares are registered in the same name. Your proxy will serve as a voting instruction for the trustee of the 401(k) Plan. If you own shares through the 401(k) Plan and you do not vote, the plan trustee will vote those shares in the same proportion as other 401(k) Plan participants vote their 401(k) Plan shares.

Proxy

How will the proxy holders vote?

If you provide instructions in your completed proxy card, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted "FOR" the election of all of the directors listed in Proposal One, "FOR" Proposal Two and "FOR" Proposal Three.

What matters are being presented at the Annual Meeting?

We are not aware of any matters to be presented at the Annual Meeting other than those described in the Notice of Internet Availability, the Notice of Meeting and this Proxy Statement.

What are the directions to attend the Annual meeting and vote in person?

The following are directions to attend the Annual Meeting from various locations around the San Francisco Bay Area:

From San Francisco

Take I-80 E across the Bay Bridge, then take the I-880 S ramp toward Alameda/Airports/San Jose, then the exit toward Broadway/Alameda. Turn right at the stoplight onto 5th Street. Bear to the left into the Webster Street Tube after approximately 1 mile. After leaving the tunnel, bear to the left onto Constitution Way. Turn left at the second light onto W. Atlantic Avenue. Continue for just under a mile and then turn left onto Wind River Way.

From the South Bay

Take I-880 N toward Oakland. Exit at Downtown Berkeley/Broadway and turn right on to Broadway. Veer right onto Broadway. At the stoplight, turn right on to 7th Street. Go two blocks and turn right onto Webster Street. Proceed through the Webster Street Tube. After leaving the tunnel, bear to the left onto Constitution Way. Turn left at the second light onto W. Atlantic Avenue. Continue for just under a mile and then turn left onto Wind River Way.

From the East Bay

Take CA-24 W toward Oakland. CA-24 becomes I-980 W. Take the 12th Street Exit and continue straight onto Brush Street. Turn left on to 7th Street then turn right onto Webster Street. Proceed through the Webster Street Tube. After leaving the tunnel, bear to the left onto Constitution Way. Turn left at the second light onto W. Atlantic Avenue. Continue for just under a mile and then turn left onto Wind River Way.

From the North Bay

Take US-101 S toward San Francisco then take the I-580 exit toward Richmond Bridge/Oakland. Merge onto I-580 E and keep right to take I-880 S toward West Grand Avenue/San Jose/Alameda/Airport. Take the exit toward Broadway/Alameda. Turn right at the stoplight onto 5th Street. Bear to the left into the Webster Street Tube after approximately 1 mile. After leaving the tunnel, bear to the left onto Constitution Way. Turn left at the second light onto W. Atlantic Avenue. Continue for just under a mile and then turn left onto Wind River Way.

Will the proxy holders have discretionary voting power?

If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned or postponed, the proxy holders can vote your shares on the new Annual Meeting date as well, unless you have subsequently revoked your proxy.

How can I change my vote?

If you are a holder of record and would like to change your vote, you can do so in the following ways:

- deliver written notice of your revocation of your proxy to our Secretary prior to the Annual Meeting;
- deliver a properly executed, later dated proxy prior to the Annual Meeting; or
- attend the Annual Meeting and vote in person.

Please note that your attendance at the Annual Meeting in and of itself is not enough to revoke your proxy. If your shares are held by a broker, bank or other nominee, you must contact them in order to find out how to change your vote.

Who is paying the cost of this proxy solicitation?

Wind River will pay the cost of this proxy solicitation. We may retain an independent proxy solicitation company to assist with the solicitation of proxies. We may, on request, reimburse brokerage firms and other nominees for their expenses in forwarding proxy materials to beneficial owners. In addition to soliciting proxies by mail, we expect that our directors, officers and employees may solicit proxies in person or by telephone or facsimile. None of these individuals will receive any additional or special compensation for doing this.

What constitutes a quorum for the Annual Meeting?

A quorum will be present at the Annual Meeting if a majority of our outstanding shares of Common Stock entitled to vote at the Annual Meeting are represented in person or by proxy at the Annual Meeting.

What are the recommendations of the Board of Directors?

Our Board of Directors recommends that you vote:

- "FOR" the re-election of John C. Bolger, Jerry L. Fiddler, Narendra K. Gupta, Grant M. Inman, Harvey C. Jones, Kenneth R. Klein and Standish H. O'Grady as the members of our Board of Directors;
- "FOR" the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010; and
- "FOR" approval of amendments to Wind River's 2005 Equity Incentive Plan (i) to increase the aggregate number of shares of Wind River's Common Stock authorized and reserved for issuance under the plan by 3,600,000 shares; (ii) to permit awards granted under the plan to continue to qualify as deductible "performance based compensation" within the meaning of Internal Revenue Code Section 162(m); and (iii) to revise the permissible performance goals and annual share limits applicable to certain plan awards intended to qualify as deductible "performance based compensation" within the meaning of Internal Revenue Code Section 162(m).

What vote is required for the proposals?

Directors are elected by a plurality of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote. The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required (i) to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm and (ii) to approve the amendments to the 2005 Equity Incentive Plan.

How are abstentions, withheld, and "broker non-votes" counted?

We treat shares that are voted "WITHHELD" or "ABSTAIN" in person or by proxy as being:

- present for purposes of determining whether or not a quorum is present at the Annual Meeting; and
- entitled to vote on a particular subject matter at the Annual Meeting.

Therefore, a "WITHHELD" or "ABSTAIN" vote is the same as voting against a proposal that has a required, affirmative voting threshold, as in the cases of Proposals Two and Three, but will have no effect on Proposal One, the election of our directors, who are elected by a plurality of votes. If you hold your Common Stock through a broker, the broker may be prevented from voting shares held in your brokerage account on some proposals (a "broker non-vote") unless you have given the broker voting instructions. Shares that are subject to a broker non-vote are counted for purposes of determining whether a quorum exists but do not count for or against any particular proposal. For Proposals One and Two, your broker is entitled to vote your shares on these matters if no instructions are received by you. For Proposal Three, your failure to give voting instructions to your broker will result in a broker non-vote on these matters.

What is the deadline for receipt of stockholder proposals for the 2010 Annual Meeting?

Stockholders may present proposals for action at a future annual meeting of stockholders only if they comply with the requirements of the proxy rules established by the SEC and our bylaws. Any stockholder who intends to submit a proposal, including nominations for the election of directors, at our 2010 Annual Meeting of Stockholders must ensure that the proposal is received by the Corporate Secretary at Wind River Systems, Inc, 500 Wind River Way, Alameda, CA 94501:

- not later than January 5, 2010, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- not later than March 19, 2010, if the proposal is submitted pursuant to our bylaws, in which case the notice of the proposal must meet certain requirements set forth in our bylaws, as summarized below, and we will not be required to include the proposal in our proxy materials.

In addition to the SEC rules and regulations, our bylaws establish an advance notice procedure for stockholder proposals. Generally for stockholder proposals, including the nomination of a person for director, a stockholder must provide written notice to our corporate secretary at least 90 days in advance of the first anniversary of the previous year's meeting but not more than 120 days prior to that date. Moreover, your notice must contain specific information concerning the matters to be brought before the meeting. We urge you to read Article III, Section 5, of our bylaws in full in order to fully understand the requirements of bringing a proposal or nomination. A copy of the full text of the bylaw provision relating to our advance notice procedure may be obtained by writing to our corporate secretary. All notices of proposals by stockholders, whether or not to be included in our proxy materials for a stockholder meeting, should be sent to Wind River Systems, Inc., 500 Wind River Way, Alameda, California 94501, Attention: Secretary.

In addition, we anticipate that the proxies solicited by the Board of Directors for the 2009 Annual Meeting of Stockholders will confer discretionary authority to vote on any stockholder proposal presented at that meeting as permitted by applicable rules and regulations.

INFORMATION ABOUT OUR BOARD OF DIRECTORS

General

Our Board of Directors is currently comprised of seven members. Each director serves in office until the next annual meeting of stockholders and until his or her successor is elected and has duly qualified, or until such director's earlier death, resignation or removal. In the time between annual meetings, the Board has the authority under our bylaws to increase or decrease the size of the Board and fill vacancies.

The Board of Directors is responsible for supervision of the overall affairs of Wind River. The Board of Directors held eight meetings during fiscal 2009. To assist the Board in carrying out its duties, the Board has delegated certain authority to several committees. During fiscal 2009, each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board of which he was a member (during the period that he was a member), other than Mr. Fiddler, who was absent from two of eight meetings of the Board of Directors and one of three meetings of the Nominating and Corporate Governance Committee.

Based on a review by the Board of Directors of all relevant information, the Board of Directors has determined that, as of the date of this Proxy Statement, each of our directors, other than Mr. Klein, is "independent" as defined under the rules of the Nasdaq Stock Market.

Throughout fiscal 2009, Harvey C. Jones acted as "Lead Independent Director". During fiscal 2009, there were four executive sessions of the independent directors.

Information About the Directors and Nominees

The stockholders of Wind River elect our directors each year. Set forth below is information regarding our directors as of April 21, 2009:

Name	Age	Position	Director Since
John C. Bolger	62	Director	2000
Jerry L. Fiddler	57	Director	1983
Narendra K. Gupta	60	Director, Vice Chairman	2000
Grant M. Inman	67	Director	1999
Harvey C. Jones	56	Lead Independent Director	2004
Kenneth R. Klein	49	Director, Chairman of the Board, President and Chief Executive Officer	2003
Standish H. O'Grady	48	Director	2004

There are no family relationships between any directors and executive officers.

Director Nominees Standing for Re-election:

John C. Bolger became a director of Wind River in February 2000 in connection with Wind River's acquisition of Integrated Systems, Inc. From July 1993 to February 2000, Mr. Bolger was a director of Integrated Systems, Inc. Mr. Bolger is currently a private investor and is a retired Vice President, Finance and Administration, and Secretary of Cisco Systems, Inc., a networking systems company. Mr. Bolger is also a director of Cogent, Inc., a biometric systems company, and Mattson Technology Inc., a semiconductor equipment manufacturer. He holds a B.A. in English Literature from the University of Massachusetts and an M.B.A. from Harvard University and is a certified public accountant.

Jerry L. Fiddler co-founded Wind River in February 1983 and has served as a director since Wind River's inception. He also served as Chairman of the Board from February 1983 to January 2004. Mr. Fiddler served as

Chief Executive Officer of Wind River from February 1983 to March 1994, and as Interim Chief Executive Officer from April to September 1999. Prior to founding Wind River, he was a computer scientist in the Real-Time Systems Group at Lawrence Berkeley Laboratory. Mr. Fiddler is also a director of several privately-held companies. Mr. Fiddler holds a B.A. in music and photography and an M.S. in computer science from the University of Illinois.

Narendra K. Gupta became a director and Vice Chairman of Wind River in February 2000 in connection with Wind River's acquisition of Integrated Systems, Inc. Dr. Gupta has been a Managing Director of Nexus India Capital, a venture capital investment firm, since 2006. Previously, he was a founder, Chairman of the Board and Chief Executive Officer of Integrated Systems, Inc. and also served as Interim President and Chief Executive Officer of Wind River from June 2003 to January 2004. Dr. Gupta currently serves as a director of Red Hat, Inc., an open source solutions software company, TIBCO Software Inc., a business integration and process management software company, and several privately-held companies and non-profit organizations. Dr. Gupta holds a B. Tech. degree from the India Institute of Technology, an M.S. degree from the California Institute of Technology and a Ph.D. degree from Stanford University, all in engineering. He was elected a Fellow of the Institute of Electrical and Electronics Engineers (IEEE) in 1991.

Grant M. Inman became a director of Wind River in June 1999. He is the founder and General Partner of Inman Investment Management, a private venture capital investment company formed in 1998. Prior to 1998, he co-founded and was General Partner of Inman & Bowman, a venture capital firm formed in 1985. Mr. Inman serves as a director of Lam Research Corporation, a semiconductor equipment manufacturer, and Paychex, Inc., a payroll and human resources outsourcing services company, and is a trustee of the University of California, Berkeley Foundation. Mr. Inman holds a B.A. in economics from the University of Oregon and an M.B.A. from the University of California, Berkeley.

Harvey C. Jones became a director of Wind River in February 2004. Mr. Jones is the Chairman of the Board of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., where he served as Chief Executive Officer through January 1994 and as Executive Chairman of the Board until February 1998. Prior to Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the board of NVIDIA Corporation, a manufacturer of graphics chips, and on the boards of various privately-held companies. Mr. Jones holds a B.S. degree in mathematics and computer sciences from Georgetown University and an M.S. in management from the Massachusetts Institute of Technology.

Kenneth R. Klein has been a director of Wind River since July 2003 and in January 2004 became the Chairman of the Board, President and Chief Executive Officer of Wind River. Prior to joining Wind River, Mr. Klein was with Mercury Interactive Corporation, a software company focused on business technology optimization, where he served as Chief Operating Officer from January 2000 until December 2003. He also served at Mercury Interactive as a director from July 2000 until December 2003 and held management positions there from 1992 through 1999 including President of North American Operations and Vice President of North American Sales. Mr. Klein is a director of several privately-held companies. Mr. Klein holds a B.S. in electrical engineering and biomedical engineering from the University of Southern California.

Standish H. O'Grady has been a director of Wind River since February 2004. Mr. O'Grady is a Managing Director of Granite Ventures LLC, an early-stage venture capital firm that he co-founded in 1998. He previously served in various positions with Hambrecht & Quist Group's venture capital practice since 1986. Mr. O'Grady is currently a director of several privately-held companies. Mr. O'Grady holds a B.S.E. degree in chemical engineering from Princeton University and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

Committees of the Board

During fiscal 2009, the Board had four standing committees:

- an Audit Committee;
- a Compensation Committee;
- a Nominating and Corporate Governance Committee; and
- a Non-Officer Equity Awards Committee.

Based on a review by the Board of Directors, all members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are "independent directors" as defined under the rules of the Nasdaq Stock Market. The following chart details the current membership and the membership of each committee during fiscal 2009 and the number of meetings each committee held in fiscal 2009, including the number of times each committee acted by written consent without a meeting.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Non-Officer Equity Awards Committee (1)
Non-Employee Directors:				
John C. Bolger (2)	C		M	
Jerry L. Fiddler			M	
Narendra K. Gupta		M	M	(1)
Grant M. Inman	M	M	C	(1)
Harvey C. Jones (3)	M		M	
Standish H. O'Grady		C	M	(1)
Employee Directors:				
Kenneth R. Klein				M
Number of Meetings in Fiscal 2009	5	9	3	—
Actions by Written Consent in Fiscal 2009	1	8	—	12

M = Member
C = Chair

(1) The Non-Officer Equity Awards Committee is comprised of at least two directors, one of whom must be a non-employee director. As presently constituted, actions of the Committee may be taken by Mr. Klein together with one member of the Compensation Committee.

(2) The Board has determined that Mr. Bolger qualifies as an "audit committee financial expert."

(3) The Board has designated Mr. Jones as "Lead Independent Director".

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its responsibility to oversee management regarding:

- the conduct and integrity of our financial reporting;
- our systems of internal accounting, and financial and disclosure controls;
- the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm, their conduct of the annual audit, and their engagement for any other services;
- our legal and regulatory compliance;

- our codes of ethics as established by management and the Board; and
- the preparation of the audit committee report required by SEC rules to be included in our annual proxy statement.

The Audit Committee currently consists of three members of the Board of Directors, all of whom: (i) meet the criteria for "independence" set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended; (ii) have not participated in the preparation of the financial statements of Wind River or any of its current subsidiaries at any time during the past three years; and (iii) are able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. The Board of Directors has determined that Mr. Bolger qualifies as an "audit committee financial expert." The current Audit Committee charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

Compensation Committee

The Compensation Committee assists the Board of Directors in overseeing our compensation policies and practices, including:

- determining and approving the compensation of our Chief Executive Officer;
- reviewing and approving compensation levels for our other executive officers;
- reviewing and recommending to the Board cash and equity compensation incentives for non-employee directors;
- reviewing and approving management incentive compensation policies and programs;
- reviewing and approving equity compensation programs for employees, and exercising discretion in the administration of such programs; and
- preparing the compensation committee report required by SEC rules to be included in our annual proxy statement.

The Compensation Committee has the authority to engage the services of outside advisors, experts and others to assist it in carrying out its responsibilities. Periodically, the Compensation Committee engages its own independent compensation consulting firm to assist it in the ongoing evaluation and analysis of Wind River's executive compensation programs and practices to ensure that they are structured appropriately to achieve our compensation objectives. For a description of the role of the compensation consulting firm, please see the section entitled "*Compensation Consultant*" on page 32.

The Compensation Committee currently consists of three members of the Board of Directors, all of whom are non-employee, outside directors, in addition to being "independent directors" as defined under the rules of the Nasdaq Stock Market. The Compensation Committee charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

The Compensation Committee has established a subcommittee, the 162(m) Subcommittee, that has the power and authority (i) to administer the Company's Section 162(m) Performance Incentive Award Plan and any similar current or future plans; (ii) to grant awards to individuals eligible to receive awards under the Company's current and future incentive and equity-based plans intended to qualify as "performance-based" compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, and (iii) to consider and approve any other matters related to Section 162(m) of the Internal Revenue Code. The 162(m) Subcommittee is comprised of Messrs. Inman and O'Grady, two members of the Compensation Committee who are independent directors within the meaning of Section 162(m) of the Internal Revenue Code.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee:

- assists the Board of Directors in identifying prospective Board nominees, consistent with criteria established by the Board;
- recommends to the Board the persons to be nominated as directors for election at the annual meeting of stockholders;
- recommends members for each Board committee;
- ensures that the Board is properly constituted to meet its fiduciary obligations to Wind River and its stockholders and that Wind River follows appropriate governance standards;
- develops and recommends to the Board governance principles applicable to Wind River; and
- oversees the evaluation of the Board and management.

The Nominating and Corporate Governance Committee currently consists of six members of the Board of Directors, all of whom are "independent" in accordance with the rules of the Nasdaq Stock Market. The Committee's charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

Consideration of Stockholder Nominee Recommendations. The Nominating and Corporate Governance Committee considers nominees recommended by stockholders for election to the Board. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Wind River Systems, Inc., 500 Wind River Way, Alameda, California, 94501, Attn: Secretary, and must include as to each person whom the stockholder proposes to nominate all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. A stockholder's recommendation to the Secretary must also set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made: the name and address of the stockholder, as they appear on our books, and of the beneficial owner; the class and number of shares of Wind River that are owned beneficially and of record by the stockholder and of the beneficial owner; and whether either the stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of our voting shares to elect such nominee(s). For deadlines and other requirements, please see the section entitled "*What is the deadline for receipt of stockholder proposals for the 2010 Annual Meeting?*" on page 5. Additionally, the stockholder must provide any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in his or her capacity as a proponent of a stockholder proposal.

Except as may be required by rules promulgated by the Nasdaq Stock Market or the SEC, there are currently no specific, minimum qualifications that must be met by a candidate for the Board of Directors, nor are there any specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess.

Non-Officer Equity Awards Committee

The Non-Officer Equity Awards Committee has the authority (subject to limitations, if any, which may be established by the Board) to grant equity awards to employees who are not officers of the company, in accordance with our equity compensation plans. The Non-Officer Equity Awards Committee is comprised of at least two directors, one of whom must be a non-employee director. As presently constituted, actions of the Committee may be taken by Mr. Klein together with one member of the Compensation Committee. The Non-Officer Equity Awards Committee charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

Annual Meeting Attendance

Our policy is that members of the Board of Directors are expected to attend the Annual Meeting of Stockholders. All seven of our directors attended the 2008 Annual Meeting of Stockholders.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or was, during fiscal 2009, an officer or employee of Wind River or its subsidiaries. During fiscal year 2009, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee. In addition, during fiscal 2009, none of our executive officers served as a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Communicating with Our Directors

You may contact our Board of Directors by writing to them via regular mail at Board of Directors, c/o Wind River Systems, Inc., 500 Wind River Way, Alameda, California 94501. If you wish to contact our Board of Directors or any member of the Audit Committee to report questionable accounting or auditing matters, you may do so anonymously by using this mailing address and designating the communication as "confidential." We handle communications to our Board of Directors as follows:

- Any stockholder communication that the Board receives will first go to the Vice President, Investor Relations, who will log the date of receipt of the communication as well as (for non-confidential communications) the identity of the correspondent in our stockholder communications log.
- Unless the communication is marked "confidential," management will review, summarize and, if appropriate, draft a response to the communication in a timely manner. The summary and response will be in the form of a memo, which will become part of the stockholder communications log that the Investor Relations department maintains with respect to all stockholder communications.
- Management will then forward the original stockholder communication along with the memo to the Board member(s) (or committee chair, if the communication is addressed to a committee) for review.
- Any stockholder communication marked "confidential" will be logged by the Vice President of Investor Relations as "received" but will not be reviewed, opened or otherwise held by the Vice President of Investor Relations or any other member of management. Such confidential correspondence will be immediately forwarded to the addressee(s) without a memo or any other comment by management.

Director Compensation

The following table sets forth the compensation earned by our non-employee directors for fiscal 2009. Mr. Klein, our Chairman of the Board, President and Chief Executive Officer, does not receive compensation for serving on our Board of Directors.

DIRECTOR COMPENSATION
For Fiscal Year Ended January 31, 2009

Name	Fees Earned ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
John C. Bolger	63,379	62,789	8,371	134,539
Jerry L. Fiddler	31,660	62,789	11,840	106,289
Narendra K. Gupta	49,910	62,789	11,840	124,539
Grant M. Inman	83,375	62,789	—	146,164
Harvey C. Jones	65,410	62,973	11,840	140,223
Standish H. O'Grady	71,352	62,973	898	135,223

(1) Amounts shown do not reflect compensation actually received by the director. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal 2009 for all outstanding option awards, as determined pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), excluding any estimates of future forfeitures. For a discussion of the assumptions used to calculate the value of options awards, see Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2009 filed with the SEC on April 1, 2009. See the table below for details of the number of option awards made to each of our non-employee directors during fiscal 2009, including the exercise price and vesting schedule. Prior to the end of fiscal 2009, we had not granted our directors any form of equity awards other than stock options.

(2) Represents Wind River's portion of health benefit premiums paid in fiscal 2009.

During the fiscal year ended January 31, 2009, we made the following grants of stock options to our non-employee directors on April 1, 2008 for their service as directors:

Director	Number of Option Shares Granted (1)	Exercise Price Per Share (2)	Grant Date Fair Value of Stock Option Awards
John C. Bolger	15,000	$8.14	$60,750
Jerry L. Fiddler	15,000	$8.14	$60,750
Narendra K. Gupta	15,000	$8.14	$60,750
Grant M. Inman	15,000	$8.14	$60,750
Harvey C. Jones	15,000	$8.14	$60,750
Standish H. O'Grady	15,000	$8.14	$60,750

(1) For all directors other than Jerry Fiddler, the option automatically vested in full on the first anniversary of the grant date on April 1, 2009 as a result of the director attending at least 75% of the meetings of the Board and any committee on which he serves that were held during fiscal 2009. The option granted to Jerry Fiddler automatically terminated on April 1, 2009 because he did not attend the required number of meetings for vesting.

(2) Exercise price equals 100% of the fair market value of our Common Stock on April 1, 2008, the date of grant.

The foregoing grants were made pursuant to former provisions of our 2005 Equity Incentive Plan that provided for the automatic grant of 15,000 options to each non-employee director on April 1 of each year. These provisions were amended in March 2009 to provide for the automatic grant of 18,000 restricted stock units to

Proxy

each non-employee director on April 1 of each year. Since the end of the fiscal year ended January 31, 2009, we granted 18,000 restricted stock units to each of our non-employee directors on April 1, 2009. In addition, in recognition of the termination of the option previously granted to Mr. Fiddler, on April 1, 2008, we granted an option to Mr. Fiddler on April 27, 2009 to purchase 15,000 shares of our common stock at an exercise price of $8.14, which grant automatically vests in full on the first anniversary of the grant date.

As of April 21, 2009, non-employee directors held outstanding options to purchase an aggregate of 1,110,676 shares, and outstanding restricted stock units with respect to an aggregate of 108,000 shares, under all of our equity compensation plans, including options granted to Messrs. Fiddler and Gupta when they were employees of Wind River. See "*Outstanding Equity Awards at Fiscal 2009 Year-End*" on page 15 for a listing of the outstanding options held by directors as of January 31, 2009. See "*Security Ownership of Certain Beneficial Owners and Management*" on page 29 for the number of shares of Common Stock beneficially owned by each of the directors as of April 21, 2009, including the number of shares subject to stock options exercisable within 60 days after April 21, 2009.

Cash Compensation

Our Board of Directors is comprised of seven members, six of whom are not currently employees of Wind River. The Compensation Committee of the Board of Directors reviews board compensation periodically. The Compensation Committee most recently reviewed Board compensation in January 2007 and March 2009. Since fiscal 2008, Board members have been paid the following cash compensation:

Type of Payment	***Amount***
Annual retainer:	
Board member	$ 25,000
Lead independent director	$ 12,500
Audit Committee (chairman/member)	$15,000/$6,000
Compensation Committee (chairman/member)	$10,000/$5,000
Nominating and Corporate Governance Committee (chairman/member)	$ 6,000/$4,000
Additional fees per meeting:	
Board meeting	$ 2,000
Audit Committee meeting	$ 2,000
Compensation Committee meeting (chairman/member)	$ 1,500/$1,250
Nominating/Corporate Governance Committee meeting (chairman/member)	$ 1,375/$1,250

In addition, non-employee directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Beginning in fiscal 2002, the non-employee directors also became eligible to receive health benefits under our health plans available generally to all of our regular employees. Five of our non-employee directors have elected to receive certain of such benefits and we pay a portion of their premiums. Those non-employee directors who have elected to receive health benefits under our health plans (currently, Messrs. Bolger, Fiddler, Gupta, Jones and O'Grady) will have their cash compensation reduced by the amount of the Company's contribution to their health benefit premiums.

Equity Compensation

For fiscal 2009, each member of the Board of Directors was automatically awarded on April 1, 2008, pursuant to the provisions of the 2005 Equity Incentive Plan, an option to purchase 15,000 shares of common stock. In March 2009 and April 2009, the Board of Directors revised the director grant provisions of the 2005 Equity Incentive Plan and established the following equity compensation levels for all non-employee directors:

- Upon election to the Board of Directors, new directors are automatically granted 30,000 restricted stock units. Assuming continued service as a director, these RSUs vest in four equal annual installments.
- On April 1st of each year, each non-employee director is automatically granted 18,000 restricted stock units. If the non-employee director was not a non-employee director on April 1 of the previous year, such director receives such number of RSUs determined by multiplying 18,000 by a fraction, the numerator of which is the number of days since the non-employee director received his or her initial grant upon election to the Board of Directors, and the denominator of which is 365, rounded down to the nearest whole share. Assuming continued service as a director, these RSUs automatically vest in full on the first anniversary of the grant date.

Outstanding Equity Awards at Fiscal 2009 Year-End

The following table sets forth the outstanding equity awards for each non-employee director as of January 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL 2009 YEAR-END

	Option Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
John C. Bolger	15,000	0	—	43.25	02/17/10
	5,000	0	—	36.25	04/01/10
	6,000	0	—	23.25	04/01/11
	6,000	0	—	13.59	04/01/12
	6,000	0	—	2.98	04/01/13
	6,000	0	—	11.07	04/01/14
	9,000	0	—	11.07	04/01/14
	2,892	0	—	15.08	04/01/15
	12,108	0	—	15.08	04/01/15
	15,000	0	—	12.45	04/01/16
	15,000	0	—	9.94	04/01/17
	0	15,000(1)	—	8.14	04/01/18
Jerry L. Fiddler	31,500	0	—	14.99	04/13/09
	23,500	0	—	15.68	05/06/09
	80,000	0	—	29.50	04/17/10
	12,188	0	—	36.38	10/13/10
	12,188	0	—	36.38	10/13/10
	50,000	0	—	14.99	11/07/11
	6,000	0	—	11.07	04/01/14
	9,000	0	—	11.07	04/01/14
	2,892	0	—	15.08	04/01/15
	12,108	0	—	15.08	04/01/15
	15,000	0	—	12.45	04/01/16
	15,000	0	—	9.94	04/01/17
	0	15,000(1)	—	8.14	04/01/18
Narendra K. Gupta	13,800	0	—	40.63	12/15/09
	40,000	0	—	28.56	02/22/11
	6,000	0	—	23.25	04/01/11
	6,000	0	—	13.59	04/01/12
	6,000	0	—	2.98	04/01/13
	250,000	0	—	5.41	08/11/13
	6,000	0	—	11.07	04/01/14
	9,000	0	—	11.07	04/01/14
	2,892	0	—	15.08	04/01/15
	12,108	0	—	15.08	04/01/15
	15,000	0	—	12.45	04/01/16
	15,000	0	—	9.94	04/01/17
	0	15,000(1)	—	8.14	04/01/18

Name	Option Awards				
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Grant M. Inman	15,000	0	—	16.19	06/24/09
	5,000	0	—	36.25	04/01/10
	6,000	0	—	23.25	04/01/11
	6,000	0	—	13.59	04/01/12
	6,000	0	—	2.98	04/01/13
	6,000	0	—	11.07	04/01/14
	9,000	0	—	11.07	04/01/14
	2,892	0	—	15.08	04/01/15
	12,108	0	—	15.08	04/01/15
	15,000	0	—	12.45	04/01/16
	15,000	0	—	9.94	04/01/17
	0	15,000(1)	—	8.14	04/01/18
Harvey C. Jones	24,000	0	—	8.38	02/01/14
	26,000	0	—	8.38	02/01/14
	6,000	0	—	11.07	04/01/14
	9,000	0	—	11.07	04/01/14
	2,892	0	—	15.08	04/01/15
	12,108	0	—	15.08	04/01/15
	15,000	0	—	12.45	04/01/16
	15,000	0	—	9.94	04/01/17
	0	15,000(1)	—	8.14	04/01/18
Standish H. O'Grady	24,000	0	—	8.38	02/01/14
	26,000	0	—	8.38	02/01/14
	6,000	0	—	11.07	04/01/14
	9,000	0	—	11.07	04/01/14
	2,892	0	—	15.08	04/01/15
	12,108	0	—	15.08	04/01/15
	15,000	0	—	12.45	04/01/16
	15,000	0	—	9.94	04/01/17
	0	15,000(1)	—	8.14	04/01/18

(1) This option was granted on April 1, 2008. The option vested for all directors on April 1, 2009, except that the option granted to Mr. Fiddler terminated on April 1, 2009.

PROPOSAL ONE:
ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of seven members. Each director serves in office until the next annual meeting of stockholders and until his or her successor is elected and has duly qualified, or until such director's earlier death, resignation or removal. In the time between annual meetings, the Board has the authority under our bylaws to increase or decrease the size of the Board and fill vacancies.

Board Independence

Based on a review by the Board of Directors of all relevant information, the Board of Directors has determined that, as of the date of this Proxy Statement, each of our directors, other than Mr. Klein, is "independent" as defined under the rules of the Nasdaq Stock Market.

Nominees

The Nominating and Corporate Governance Committee of the Board of Directors has recommended, and the Board of Directors has approved, the following nominees for election at the Annual Meeting of Stockholders. Each nominee is currently a member of the Board of Directors.

- John C. Bolger;
- Jerry L. Fiddler;
- Narendra K. Gupta;
- Grant M. Inman;
- Harvey C. Jones;
- Kenneth R. Klein; and
- Standish H. O'Grady.

Please see *"Information About the Directors and Nominees"* on page 6 of this Proxy Statement for information concerning each of our incumbent directors standing for re-election.

Shares represented by valid proxies will be voted, if authority to do so is not withheld, for the election of these seven nominees. If any nominee becomes unavailable for election, the proxy holders will vote all shares represented by valid proxies for the election of any substitute nominee that the Board of Directors may nominate. Each nominee named above has agreed to serve if elected and management has no reason to believe that any nominee will be unable to serve.

Vote Required

Directors are elected by a plurality of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote. This means that the seven nominees who receive the greatest number of votes will be elected. There are no cumulative voting rights in the election of our directors.

Recommended Vote

The Board of Directors unanimously recommends a vote **FOR** each nominee listed above to be elected as a member of our Board of Directors.

PROPOSAL TWO:
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Based upon the recommendation of the Audit Committee, the Board of Directors has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to Wind River to audit our consolidated financial statements for the fiscal year ending January 31, 2010.

Stockholder ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may hire different independent registered public accounting firms at any time during the year if it determines that such a change would be in the best interests of Wind River and its stockholders.

PricewaterhouseCoopers LLP has audited our financial statements since the fiscal year ended January 31, 1990. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees and Services

The aggregate fees billed for professional accounting services by PricewaterhouseCoopers LLP for the fiscal years ended January 31, 2009 and 2008 are as follows:

	Fiscal Year Ended January 31,	
	2009	2008
Audit Fees (1)	$1,789,104	$1,755,591
Audit-Related Fees (2)	759,600	189,049
Tax Fees (3)	443,305	484,422
All Other Fees (4)	5,184	3,000
Total Fees	$2,997,193	$2,432,062

(1) Comprised of fees billed for professional services rendered for the integrated audit of Wind River's consolidated financial statements and of its internal control over financial reporting, for review of the interim consolidated financial statements included in quarterly reports and for services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings.

(2) Comprised of fees billed for consultation regarding financial accounting and reporting matters, including audit and due diligence procedures carried out in respect to the acquisition of MIZI Research Inc. in fiscal 2009.

(3) Comprised of fees billed for professional services for tax compliance, tax advice and tax planning.

(4) Comprised of fees for subscription to PricewaterhouseCoopers LLP's on-line research tool and other consulting services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firms

The Audit Committee has adopted a pre-approval policy which requires the Audit Committee to approve in advance all audit and permissible non-audit services provided by independent registered public accounting firms ("Pre-Approval Policy"). These services may include audit services, audit-related services, tax services and other services. In accordance with the Pre-Approval Policy, each year the Audit Committee must negotiate and approve the terms of engagement of the independent registered public accounting firm, and approve all audit, audit-related, tax and all other non-audit services to be provided to us by the independent registered public accounting firm for the fiscal year. Also, the Audit Committee must pre-approve any additions or modifications to the previously approved services in accordance with the Pre-Approval Policy. To ensure prompt handling of unforeseeable or unexpected matters that arise between Committee meetings, the Audit Committee has delegated to its Chair (and/or such other members of the Audit Committee as the Chair may designate) the authority to review and, if appropriate, approve in advance any request by the independent registered public accounting firm to provide tax and/or all other non-audit services. Any such approval must be reported to the Audit Committee at its next scheduled meeting.

Percentage of Audit Fees Pre-Approved

During fiscal 2009, all audit and greater than 99% of permissible non-audit services were pre-approved by the Audit Committee. All non pre-approved services were ratified by the Audit Committee in accordance with SEC Regulation S-X Rule 2-01(c)(7)(i)(C).

Independence of PricewaterhouseCoopers LLP

The Audit Committee has determined that the accounting advice and tax services provided by PricewaterhouseCoopers LLP are compatible with maintaining PricewaterhouseCoopers LLP's independence.

Recommended Vote

The Board unanimously recommends a vote **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010.

PROPOSAL THREE:
APPROVAL OF AMENDMENTS TO THE WIND RIVER 2005 EQUITY INCENTIVE PLAN

In March 2005, the Board of Directors adopted, and Wind River's stockholders subsequently approved, Wind River's 2005 Equity Incentive Plan (the "2005 Plan"). As of January 31, 2009, there were 14,846,745 shares of Common Stock authorized for issuance under the 2005 Equity Incentive Plan. As of January 31, 2009, under the 2005 Plan, stock options (net of exercised and cancelled options) covering an aggregate of 3,224,767 shares of Common Stock had been granted, RSUs covering an aggregate of 1,866,425 shares had been granted. As of January 31, 2009, 5,107,946 shares of Common Stock remained available for future grants.

The 2005 Plan provides for the grant to our employees, officers and directors of incentive and nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance units and deferred stock units, as well as automatic stock option grants to non-employee directors. The Board of Directors adopted the 2005 Plan as a means to retain the services of existing employees of, directors of and consultants to Wind River and its affiliates, to secure and retain the services of new employees, directors and consultants and to provide incentives for those persons to exert maximum efforts on our behalf.

On March 26, 2009, the Board of Directors approved amendments to the 2005 Plan, subject to stockholder approval, (i) to increase the aggregate number of shares of Common Stock authorized and reserved for option and other stock awards under the plan by 3,600,000 shares, (ii) to permit awards granted under the plan to continue to qualify as deductible "performance based compensation" within the meaning of Internal Revenue Code Section 162(m); and (iii) to revise the permissible performance goals and annual share limits applicable to certain plan awards intended to qualify as deductible "performance based compensation" within the meaning of Internal Revenue Code Section 162(m). The amendments require stockholder approval in order to take effect. Subsequently, on April 27, 2009, the Compensation Committee approved additional amendments to the 2005 Plan that did not require stockholder approval.

Vote Required

Adoption of the proposed amendments to the 2005 Plan requires the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

Board of Directors Recommendation

The Board of Directors recommends a vote **FOR** the approval of the proposed amendments to the 2005 Plan (i) to increase the aggregate number of shares of Common Stock authorized and reserved for option and other stock awards under the 2005 Plan by 3,600,000 shares, (ii) to permit awards granted under the plan to continue to qualify as deductible "performance based compensation" within the meaning of Internal Revenue Code Section 162(m); and (iii) to revise the permissible performance goals and annual share limits applicable to certain plan awards intended to qualify as deductible "performance based compensation" within the meaning of Internal Revenue Code Section 162(m).

2005 Plan Summary

The following paragraphs provide a summary of the principal features of the 2005 Plan and its operation. The 2005 Plan is set forth in its entirety as *Appendix A* to this Proxy Statement. The following summary is qualified in its entirety by reference to the 2005 Plan.

Background and Purpose of the 2005 Plan

The 2005 Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and deferred stock units (each individually, an "Award"). The 2005

Plan is intended to attract and retain the best available personnel for positions of substantial responsibility, including (1) employees of Wind River and its subsidiaries, (2) consultants who provide significant services to Wind River and its subsidiaries, and (3) non-employee directors of Wind River. The 2005 Plan also is designed to provide additional incentive to these service providers, to promote the success of Wind River's business and to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)").

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Administration of the 2005 Plan

The Compensation Committee of the Board of Directors has primary responsibility for administering the 2005 Plan. The Compensation Committee generally consists of two or more directors who qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) (so that Wind River is entitled to a federal tax deduction for certain compensation paid under the 2005 Plan). Notwithstanding the foregoing, the Board may itself administer the 2005 Plan or appoint one or more committees (such as the Non-Officer Equity Awards Committee discussed on page 10) to administer the 2005 Plan with respect to employees, officers and directors of Wind River who are also employees. The Board, the Compensation Committee, the Non-Officer Equity Awards Committee, or other committee administering the 2005 Plan is referred to herein as the "Administrator."

Subject to the terms of the 2005 Plan, and the terms of the delegations of authority to any committee, the Administrator has the sole discretion to select the employees, consultants and directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and interpret the provisions of the 2005 Plan and outstanding Awards.

Shares Available for Issuance

Upon approval of this proposal by Wind River's stockholders, an additional 3,600,000 shares of Common Stock will become available for issuance under the 2005 Plan.

Any Shares subject to options or stock appreciation rights granted with a per-share purchase price of 100% of fair market value on the date of grant or greater shall be counted against the Shares available for issuance as one Share for every Share subject thereto. Any Shares subject to restricted stock, restricted stock units, deferred stock units or, performance shares with a per-share purchase price lower than 100% of fair market value on the date of grant, shall be counted against the Shares available for issuance as 1.5 Shares for every one Share subject thereto. To the extent that a Share that was subject to an Award that counted as 1.5 Shares against the 2005 Plan reserve is recycled back into the 2005 Plan, the 2005 Plan shall be credited with 1.5 Shares.

If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to restricted stock, performance shares or restricted stock units, is forfeited to or repurchased by Wind River, the unpurchased Shares (or for Awards other than options and stock appreciation rights, the forfeited or repurchased Shares) which were subject thereto shall become available for future grant or sale under the 2005 Plan. With respect to stock appreciation rights, Shares actually issued pursuant to a stock appreciation right as well as the Shares withheld to pay the exercise price shall cease to be available under the 2005 Plan. Shares that have actually been issued under the 2005 Plan under any Award shall not be returned to the 2005 Plan and shall not become available for future distribution under the 2005 Plan; provided, however, that if Shares of restricted stock, performance shares or restricted stock units are repurchased by Wind River at their original purchase price or are forfeited to Wind River, such Shares shall become available for future grant under the 2005 Plan. Shares used to pay the exercise price of an option or used to satisfy tax withholding obligations shall not become available for future grant or sale under the 2005 Plan. To the extent a 2005 Plan Award is paid out in cash rather than stock, such cash payment shall not reduce the number of Shares available for issuance under the 2005 Plan. Any payout of performance units, because they are payable only in cash, shall not reduce the number of Shares available for issuance under the 2005 Plan. Conversely, any forfeiture of performance units shall not increase the number of Shares available for issuance under the 2005 Plan.

No Repricing

2005 Plan Awards may not be repriced or exchanged for other Awards, cash or a combination thereof, without the prior approval of the stockholders.

Eligibility to Receive Awards

The Administrator selects the employees, consultants and directors who will be granted Awards under the 2005 Plan. The actual number of employees and consultants who will receive Awards cannot be determined in advance because the Administrator has the discretion to select the participants, other than with respect to the automatic RSU grants to non-employee directors. The following non-employee directors are eligible to receive automatic RSU grants in each fiscal year in the amounts listed following their names:

Director	Number of RSUs for which eligible in each fiscal year (1)
John C. Bolger	18,000
Jerry L. Fiddler	18,000
Narendra K. Gupta	18,000
Grant M. Inman	18,000
Harvey C. Jones	18,000
Standish H. O'Grady	18,000

(1) See "*Non-Employee Director Awards*" below.

Stock Options

A stock option is the right to acquire Shares at a fixed exercise price for a fixed period of time. Under the 2005 Plan, the Administrator may grant nonqualified stock options and/or incentive stock options (which entitle employees, but not Wind River, to more favorable tax treatment). The Administrator will determine the number of Shares covered by each option, but during any fiscal year of Wind River no participant may be granted options and stock appreciation rights together covering more than 1,000,000 Shares, except that options or stock appreciation rights covering up to 3,000,000 Shares may be granted to a participant during his or her first fiscal year of employment at Wind River.

The exercise price of the Shares subject to each option is set by the Administrator but cannot be less than 100% of the fair market value on the date of grant of the Shares covered by the option. In addition, the exercise price of an incentive stock option must be at least 110% of fair market value if, on the grant date, the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Wind River or any of its subsidiaries. The aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options that first become exercisable by any participant during any calendar year may not exceed $100,000.

Options issued under the 2005 Plan become exercisable at the times and on the terms established by the Administrator. The Administrator also establishes the time at which options expire, but the expiration of a stock option may not be later than ten years after the grant date, such term to be limited to five years in the case of an incentive stock option granted to a participant who owns stock possessing more than 10% of the total combined voting power of all classes of stock of Wind River or any parent or subsidiary of Wind River.

The exercise price of each option must be paid in full at the time of exercise. Also at the time of exercise, a participant must pay any applicable withholding taxes to Wind River. The exercise price may be paid in any form as determined by the Administrator, including, but not limited to, cash, check, surrender of Shares that have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which the option is being exercised, consideration received pursuant to a broker-assisted cashless exercise program, or other legal methods of consideration.

Stock Appreciation Rights

Stock appreciation rights are Awards that grant the participant the right to receive an amount equal to (x) the number of shares exercised, times (y) the amount by which Wind River's stock price exceeds the exercise price. An individual will be able to profit from a stock appreciation right only if the fair market value of the stock increases above the exercise price. Wind River's obligation arising upon the exercise of a stock appreciation right may be paid in Shares or in cash, or any combination thereof, as the Administrator may determine and as set forth in the stock appreciation right agreement.

The Administrator determines the terms of stock appreciation rights. However, a stock appreciation right may not be granted with an exercise price below 100% of the fair market value of the underlying stock on the date of grant. Moreover, a stock appreciation right will expire no later than ten years after the date of grant.

No participant may be granted stock appreciation rights and options together covering more than 1,000,000 Shares in any fiscal year of Wind River, except that stock appreciation rights or options covering up to 3,000,000 Shares may be granted to a participant during his or her first fiscal year of employment at Wind River.

Restricted Stock

Awards of restricted stock are Shares that vest in accordance with the terms and conditions established by the Administrator. If the Administrator desires that the Award qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see *"Performance Goals"* below for more information). The Administrator will determine the number of Shares of restricted stock granted to any employee, consultant or director, but, with respect to any performance shares, restricted stock units or restricted stock awards that are intended to qualify as performance-based compensation, no participant may be granted in any fiscal year more than 500,000 Shares of such awards in the aggregate (which shall be increased to 1,000,000 Shares of such awards in the aggregate upon approval of this proposal by Wind River's stockholders), except that the participant may receive such Awards covering up to 1,500,000 Shares during his or her first fiscal year of employment at Wind River.

Unless the Administrator determines otherwise, Shares of restricted stock will be held by Wind River as escrow agent until any restrictions on the Shares have lapsed. The Administrator may accelerate the time at which any restriction may lapse or be removed.

Restricted Stock Units

Awards of restricted stock units are rights to acquire Shares that vest in accordance with terms and conditions established by the Administrator. The Administrator determines the number of restricted stock units granted to any employee, consultant or director, but, with respect to any performance shares, restricted stock units or restricted stock awards that are intended to qualify as performance-based compensation, no participant may be granted in any fiscal year more than 500,000 Shares of such awards in the aggregate (which shall be increased to 1,000,000 Shares of such awards in the aggregate upon approval of this proposal by Wind River's stockholders), except that the participant may receive such Awards covering up to 1,500,000 Shares during his or her first fiscal year of employment at Wind River.

In determining whether an Award of restricted stock units should be made, and/or the vesting schedule for any such Award, the Administrator may impose whatever conditions to vesting it determines to be appropriate. The number of restricted stock units paid out to the participant will depend on the extent to which the vesting criteria are met. The Administrator may set vesting criteria based upon the achievement of company-wide, business unit or individual goals, which may include continued employment or service, or any other basis determined by the Compensation Committee. Notwithstanding the foregoing, if the Administrator desires that the Award qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see *"Performance Goals"* below for more information).

Upon satisfying the applicable vesting criteria, the participant shall be entitled to the payout specified in the Award agreement. Notwithstanding the foregoing, at any time after the grant of restricted stock units, the Administrator may reduce or waive any vesting criteria that must be met to receive a payout. The Administrator shall pay earned restricted stock units in Shares only.

Performance Shares

Performance shares are Awards that will result in a payment of Shares to a participant only if performance objectives established by the Administrator are achieved or the Awards otherwise vest. The applicable performance objectives will be determined by the Administrator, and may be based upon the achievement of company-wide, business unit or individual goals, which may include continued employment or service, or any other basis determined by the Compensation Committee. Notwithstanding the foregoing, if the Administrator desires that the Award qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see *"Performance Goals"* below for more information).

Performance shares have an initial value equal to the fair market value of a Share on the date of grant. Performance shares may be granted to employees, consultants or directors at any time as shall be determined by the Administrator in its sole discretion. Subject to the terms of the Plan, the Administrator will have complete discretion to determine the number of Shares subject to a performance share Award and the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of performance shares. Subject to the terms of the 2005 Plan, the Administrator will determine the number of performance shares granted to a service provider, but, with respect to any performance shares, restricted stock units or restricted stock awards that are intended to qualify as performance-based compensation, no participant may be granted in any fiscal year more than 500,000 Shares of such awards in the aggregate (which shall be increased to 1,000,000 Shares of such awards in the aggregate upon approval of this proposal by Wind River's stockholders), except that the participant may receive such Awards covering up to 1,500,000 Shares during his or her first fiscal year of employment at Wind River.

Performance Units

Performance units are Awards that will result in a cash payment to a participant only if performance objectives established by the Administrator are achieved or the Awards otherwise vest. The applicable performance objectives will be determined by the Administrator, and may be based upon the achievement of company-wide, business unit or individual goals, which may include continued employment or service, or any other basis determined by the Compensation Committee. Notwithstanding the foregoing, if the Administrator desires that the Award qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see *"Performance Goals"* below for more information).

Performance units have an initial value equal to the fair market value of a Share on the date of grant. Each such unit is the cash equivalent of one Share. Performance units may be granted to employees, consultants or directors at any time as shall be determined by the Administrator in its sole discretion. Subject to the terms of the 2005 Plan, the Administrator will have complete discretion to determine the number of Shares subject to a performance unit Award and the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of performance shares. Subject to the terms of the 2005 Plan, the Administrator will determine the number of performance units granted to a service provider, but, with respect to any performance units intended to qualify as performance-based compensation, no participant may be granted in any fiscal year performance units with an initial value greater than $1,000,000, except that the participant may receive such Awards covering up to $3,000,000 in initial value during his or her first fiscal year of employment at Wind River.

Deferred Stock Units

Deferred stock units consist of a restricted stock, restricted stock unit, performance share or performance unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator. Deferred stock units shall remain subject to the claims of Wind River's general creditors until distributed to the participant.

Subject to the terms of the 2005 Plan, the Administrator will determine the number of deferred stock units granted to a service provider, but during any fiscal year of Wind River, no participant may be granted more than 500,000 Shares in the aggregate subject to performance shares, restricted stock units, or restricted stock, except that the participant may receive such Awards covering up to 1,500,000 Shares during his or her first fiscal year of employment at Wind River.

Non-Employee Director Awards

Each non-employee director receives automatic, non-discretionary RSU grants under the 2005 Plan.

All non-employee directors of Wind River automatically are granted, as of the date they are appointed or elected to the Board of Directors, an RSU covering 30,000 Shares. These initial grants vest as to 25% of the covered Shares on each anniversary of the grant date, so as to become 100% vested on the four-year anniversary of the grant date thereafter, provided that the individual remains a service provider through each vesting date.

On April 1st of each year, each individual who is a non-employee director as of such date and who has served as a non-employee director for the previous twelve months, automatically is granted an RSU covering 18,000 Shares. Each individual who was not a non-employee director on April 1 of the previous year shall receive an RSU covering the number of Shares determined by multiplying 18,000 Shares by a fraction, the numerator of which is the number of days since the non-employee director received his or her initial grant, and the denominator of which is 365, rounded down to the nearest whole Share. Assuming continued service as a director, these RSUs automatically vest in full on the first anniversary of the grant date.

The Board of Directors may change the number of Shares subject to future initial and ongoing grants to non-employee directors.

Performance Goals

Under Section 162(m), the annual compensation paid to our Chief Executive Officer and to each of our other four most highly compensated executive officers may not be deductible to the extent it exceeds $1.0 million. However, we are able to preserve the deductibility of compensation in excess of $1.0 million if the conditions of Section 162(m) are met. These conditions include: stockholder approval of the 2005 Plan; setting limits on the number of Awards that any individual may receive and for Awards other than options; and establishing performance criteria that must be met before the Award will vest or be paid.

We have designed the 2005 Plan so that it permits us to pay compensation that qualifies as performance-based under Section 162(m). Thus, the Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. The Compensation Committee has approved certain amendments to the permissible performance goals to conform better with Section 162(m) of the Internal Revenue Code, which amendments are subject to stockholder approval. Upon approval of this proposal by Wind River's stockholders, at the Administrator's discretion, the performance goals applicable to an Award may provide for a targeted level of achievement using one or more of the following objectively determinable measures: (i) cash flow (including operating cash flow or free cash flow), (ii) revenue (on an absolute basis or adjusted for currency effects), (iii) gross margin, (iv) operating expenses or operating expenses as a percentage of revenue, (v) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings, and may be determined in accordance with US GAAP, in accordance with accounting principles established by the International Accounting Standards Board ("IASB") or adjusted to exclude any or all non-GAAP or non-IASB items), (vi) earnings per share (on a GAAP, non-GAAP, IASB or non-IASB basis), (vii) growth in any of the foregoing measures, (viii) stock price, (ix) return on equity or average stockholders' equity, (x) total stockholder return, (xi) growth in stockholder value relative to the moving average of the S&P 500 Index or another index, (xii) return on capital, (xiii) return on assets or net assets, (xiv) return on investment, (xv) economic value added, (xvi) operating profit, controllable operating profit, or net operating profit, (xvii) operating margin, (xviii) cash conversion cycle, (xix) market share, (xx) contract awards or backlog, (xxi) overhead or other expense reduction, (xxii) credit rating, (xxiii) improvement in workforce diversity, (xxiv) customer indicators, (xxv) new product invention or innovation, (xxvi) attainment of research and development milestones, (xxvii) improvements in productivity, (xxviii) attainment of objective operating goals, (xxix) bookings and (xxx) individual employee performance metrics. Any performance goal may be tested or measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, the passage of time and/or against other companies or financial metrics), (iii) on a per share and/or per capita basis, (iv) against the performance of Wind River as a whole or against any particular segments or products of the Company, and/or (v) on a pre-tax or after-tax basis.

Changes in Capitalization

If Wind River experiences a stock dividend, stock split, reverse stock split, combination or reclassification of the Common Stock or other change in capital structure, a proportional adjustment will be made to the number of Shares available for issuance under the 2005 Plan, the number and price of Shares subject to outstanding Awards and the per-person limits on Awards, as appropriate to reflect the stock dividend or other change.

Change in Control

In the event of a "change in control" of Wind River, the successor corporation will either assume or provide a substitute award for each outstanding Award. In the event the successor corporation refuses to assume or provide a substitute award, the Award will immediately vest and become exercisable as to all of the Shares subject to such Award, or, if applicable, the Award will be deemed fully earned and will be paid out prior to the change in control. In addition, if an option or stock appreciation right has become fully vested and exercisable in lieu of assumption or substitution, or because it was granted to a non-employee director under the automatic grant provisions of the 2005 Plan, the Compensation Committee will provide at least 15 days' notice that the option or stock appreciation right will immediately vest and become exercisable as to all of the Shares subject to such Award and all outstanding options and stock appreciation rights will terminate upon the expiration of such notice period.

In addition, upon a change in control, the options granted to non-employee directors pursuant to the automatic option grant provisions of the 2005 Plan will immediately vest in full.

Limited Transferability of Awards

Awards granted under the 2005 Plan generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution and may be exercised during the lifetime of the participant, only by the participant. Notwithstanding the foregoing, the Administrator may permit an individual to transfer an Award. Any transfer shall be made in accordance with procedures established by the Administrator. In no event may a transfer be made for value.

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Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Wind River of Awards granted under the 2005 Plan. Tax consequences for any particular individual may be different.

Nonqualified Stock Options

No taxable income is recognized when a nonqualified stock option is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Shares on the exercise date over the exercise price. Any additional gain or loss recognized upon later disposition of the Shares is capital gain or loss.

Incentive Stock Options

No taxable income is recognized when an incentive stock option is granted or exercised, except for purposes of the alternative minimum tax. If the participant exercises the option and then later sells or otherwise disposes of the Shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the Shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the Shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain or loss will be capital gain or loss.

Stock Appreciation Rights

No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any Shares received. Any additional gain or loss recognized upon any later disposition of the Shares will be capital gain or loss.

Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Deferred Stock Units

A participant will not have taxable income upon grant unless (with respect to restricted stock only) he or she elects to be taxed at that time. Instead, he or she generally will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the Shares or cash received minus any amount paid for the Shares. Depending on the structure of the deferred stock unit, it may result in an additional 20% tax under Internal Revenue Code Section 409A and an additional 20% tax under California law.

Tax Effect for Wind River

Wind River generally will be entitled to a tax deduction in connection with an Award under the 2005 Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). As discussed above, special rules limit the deductibility of compensation paid to our Chief Executive Officer and to each of our four most highly compensated executive officers. However, the 2005 Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based compensation under Section 162(m), thereby permitting Wind River to receive a federal income tax deduction in connection with such Awards.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON OPTIONEES AND WIND RIVER WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2005 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE

TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Amendment and Termination of the Plan

The Board generally may amend, alter, suspend or terminate the 2005 Plan at any time and for any reason. However, no amendment, suspension, or termination may impair the rights of any participant in the 2005 Plan without his or her consent. Amendments will be contingent on stockholder approval if required by applicable law. Unless terminated earlier by the Board, the 2005 Plan will continue in effect for ten years following the date the Board approved the 2005 Plan.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants and rights under our existing equity compensation plans as of January 31, 2009. The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans assumed by Wind River in connection with acquisitions of the companies that originally granted those options. Footnote (1) to the table sets forth the total number of shares of our common stock issuable upon the exercise of those assumed options as of January 31, 2009, and the weighted average exercise price of those options. No additional options may be granted under those assumed plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	13,067,968(1)(2)	$10.93(3)	7,739,596(4)
Equity compensation plans not approved by security holders	3,268,132	$10.60	—
Total	16,336,100(1)(2)	$10.86(3)	7,739,596(4)

(1) Excludes outstanding options to purchase an aggregate of 96,083 shares with a weighted average exercise price of $11.67, which were assumed by Wind River in connection with the acquisitions of AudeSi Technologies Inc., Embedded Support Tools Corporation, Integrated Systems, Inc., and Rapid Logic, Inc.

(2) Includes 1,594,716 shares of our common stock issuable pursuant to outstanding restricted stock units under the 2005 Plan. Restricted stock units represent an unfunded, unsecured right to receive shares of Wind River common stock and the value of such awards varies directly with the price of Wind River common stock.

(3) Calculated without taking into account shares of our common stock issuable pursuant to outstanding restricted stock units that will become issuable as those units vest, without any cash consideration or other payment required for such shares.

(4) Includes 5,107,946 shares available for future issuance as of January 31, 2009 under the 2005 Plan (as amended) and 2,631,650 shares available for future issuance under our 1993 Employee Stock Purchase Plan (as amended).

The equity compensation plans not approved by security holders generally have the same features as those approved by security holders. For further details regarding Wind River's equity compensation plans, see Note 10, "Stock-Based Compensation Plans" in Notes to Consolidated Financial Statements as part of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2009.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 21, 2009, regarding beneficial ownership of our Common Stock by (i) each person who is known to us to own beneficially more than 5% of our Common Stock; (ii) each director and each nominee for election as a director of Wind River; (iii) each executive officer named in the Summary Compensation Table of this Proxy Statement; and (iv) all of our current directors and officers as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2) Number of Shares	Percent of Total Outstanding (3)
Five Percent Stockholders:		
T. Rowe Price Associates, Inc. (4)	5,830,218	7.6%
Barclays Global Investors, NA (5)	4,430,895	5.8%
AXA (6)	3,828,157	5.0%
Named Executive Officers and Directors:		
John C. Bolger (7)	117,140	*
Jerry L. Fiddler (8)	3,991,674	5.2%
Narendra K. Gupta (9)	4,807,775	6.2%
Grant M. Inman (10)	284,000	*
Harvey C. Jones (11)	125,000	*
Standish H. O'Grady (12)	165,000	*
Kenneth R. Klein (13)	3,755,408	4.7%
Ian R. Halifax (14)	272,679	*
Damian G. Artt (15)	288,316	*
John J. Bruggeman (16)	299,835	*
Barry R. Mainz (17)	179,049	*
All executive officers and directors as a group (14 persons) (18)	15,029,493	18.1%

* Less than 1%

(1) Unless otherwise indicated, the address for all beneficial owners is c/o Wind River Systems, Inc., 500 Wind River Way, Alameda, CA 95401.

(2) Under SEC rules, a person who directly or indirectly has or shares voting power or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. The information on beneficial ownership in the table and the footnotes is based upon our records and the most recent Schedule 13D or 13G filed by each such person and information supplied to us by such person. Unless otherwise indicated, each person has sole voting power and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares subject to options which are exercisable within 60 days after April 21, 2009 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

(3) Applicable percentages are based on 76,817,233 shares of Wind River Common Stock outstanding on April 21, 2009, adjusted as required by rules promulgated by the SEC.

(4) Based on Schedule 13G/A filed with the SEC on February 11, 2009. The address of the beneficial owner is 100 E. Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5) Based on Schedule 13G filed with the SEC on February 5, 2009 by Barclays Global Investors, NA and its affiliated entities, Barclays Global Investors, NA is the beneficial owner of 1,906,709 shares, has sole voting power with respect to 1,662,993 shares and sole dispositive power with respect to all reported shares. Barclays Global Fund Advisors is the beneficial owner of 2,477,528 shares, has sole voting power with respect to 2,094,167 shares and sole dispositive power with respect to all reported shares. Barclays Global Investors, Ltd. is the beneficial owner of 46,658 shares, has no voting power with respect to the reported shares and sole dispositive power with respect to all reported shares. The address of Barclays Global Investors, NA and its affiliated entities is 400 Howard Street, San Francisco, California 94105.

(6) Based on Schedule 13G filed with the SEC on February 13, 2009 by AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA (on behalf of Rosenberg Investment Management LLC) and AXA Financial, Inc. (on behalf of its subsidiaries—AllianceBernstein L.P. and AXA Equitable Life Insurance Company). AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA are deemed to have sole voting power with respect to 1,929,827 shares and sole dispositive power with respect to 3,828,157 shares. AXA Financial, Inc. has sole voting power with respect to 285,418 shares and sole dispositive power with respect to 308,383 shares. The address of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104.

(7) Consists of 4,140 shares held by Mr. Bolger and 113,000 shares subject to stock options exercisable within 60 days after April 21, 2009.

(8) Includes 2,442,554 shares held by the Fiddler and Alden Family Trust, of which Mr. Fiddler is a trustee; 276,563 shares held by the Jazem I Family Partners LP—Fund 5, of which Mr. Fiddler is a general partner; 508,125 shares held by Jazem II Family Partners LP, of which Mr. Fiddler is a general partner; 247,953 shares held by Jazem III Family Partners LP, of which Mr. Fiddler is a partner; 276,563 shares held by Jazem IV Family Partners LP, of which Mr. Fiddler is a partner; and 2,040 shares held in his 401(k) plan account. Also includes 237,876 shares subject to stock options exercisable within 60 days after April 21, 2009.

(9) Includes 3,483,236 shares held by the Narendra and Vinita Gupta Living Trust dated 12/2/94, of which Mr. Gupta is a trustee; 920,000 shares held by the Gupta Irrevocable Children Trust, of which Mr. Gupta is also a trustee; 7,176 shares held in an account benefiting Mr. Gupta's daughter under the Uniform Gift to Minors Act, of which Mr. Gupta is the custodian; 474 shares held in his ESPP account and 89 shares held in his 401(k) plan. Also includes 396,800 shares subject to stock options exercisable within 60 days after April 21, 2009. Mr. Gupta disclaims beneficial ownership of the shares held in the Gupta Irrevocable Children Trust and those held in his daughter's name.

(10) Includes 119,000 shares held by the Inman Living Trust UAD 5/9/89, of which Mr. Inman is a trustee; and 52,000 shares held by the Grant M. Inman IRA Rollover, of which Mr. Inman is a custodian. Also includes 113,000 shares subject to stock options exercisable within 60 days after April 21, 2009.

(11) Consists of shares subject to stock options exercisable within 60 days after April 21, 2009.

(12) Consists of 40,000 shares held by The O'Grady Revocable Trust (HSP) of which Mr. O'Grady is trustee and 125,000 shares subject to stock options exercisable within 60 days after April 21, 2009.

(13) Consists of 170,109 shares held by Mr. Klein, 2,967 shares held in his 401(k) plan account and 3,582,332 shares subject to stock options exercisable within 60 days after April 21, 2009.

(14) Consists of 6,746 shares held by Mr. Halifax, 1,351 shares held in his 401(k) plan account and 264,582 shares subject to stock options exercisable within 60 days after April 21, 2009.

(15) Consists of 7,763 shares held by Mr. Artt, 2,637 shares held in his 401(k) plan account and 277,916 shares subject to stock options exercisable within 60 days after April 21, 2009.

(16) Consists of 3,986 shares held by Mr. Bruggeman, 2,412 shares held in his 401(k) plan account and 293,437 shares subject to stock options exercisable within 60 days after April 21, 2009.

(17) Consists of 5,913 shares held by Mr. Mainz, 2,616 shares held in his 401(k) plan account and 170,520 shares subject to stock options exercisable within 60 days after April 21, 2009.

(18) Includes 6,395,981 shares subject to stock options held by officers and directors exercisable within 60 days after April 21, 2009.

EXECUTIVE COMPENSATION AND RELATED INFORMATION
COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation paid during our 2009 fiscal year to the executive officers named in the Summary Compensation Table set forth below on page 46 (our "Named Executive Officers").

Executive Compensation Overview

Our executive compensation programs are designed (i) to attract, as needed, executives with the skills necessary for the Company to achieve our business plan priorities, (ii) to compensate those executives fairly over time, (iii) to retain those executives who continue to perform at or above the levels of performance we expect from our leaders, (iv) to align the compensation of our executives with the performance of our Company on a short- and long-term basis and (v) to promote sustainable value creation for stockholders. Our executive compensation programs have four primary components — base salary, cash incentive awards, equity awards and other benefits.

Our Compensation Committee

The Compensation Committee of the Board of Directors reviews and approves the compensation of our Chief Executive Officer and the other Named Executive Officers. The Compensation Committee also works with management in reviewing and approving various other Company compensation policies and matters and it administers our equity incentive plans. All members of the Compensation Committee are non-employee "independent directors" as defined by the Nasdaq Stock Market. The charter of the Compensation Committee charter is available on our website at http://ir.windriver.com/ under the "Corporate Governance" section.

The Compensation Committee conducts an annual evaluation and analysis of Wind River's executive compensation programs and practices with respect to base salary, cash incentive compensation, equity compensation and selected other matters to ensure that such programs are structured appropriately to achieve our compensation objectives. The Compensation Committee meets at least annually to evaluate the performance of the executive officers, to determine payouts under our cash incentive plan, to set the base salaries of the executive officers for the next fiscal year, and to consider and approve any grants of equity awards to the executive officers. The Compensation Committee met nine times in fiscal 2009. The Compensation Committee regularly meets in executive session, without Company management present.

Compensation Philosophy and Policies

The Compensation Committee, in consultation with our Chief Executive Officer, has established the following objectives for our executive compensation programs:

- Provide competitive total pay opportunities that help attract, reward and retain critical leadership talent;
- Establish a direct link between operational performance intended to create stockholder value and executive performance and actual awards;
- Create a sense of focus, urgency and accountability such that executives are held accountable for their actions and outcomes to create an ownership mentality among our leaders; and
- Align the interests and objectives of our executives with our stockholders to build a sustainable organization while not encouraging excessive risk taking.

To achieve these objectives, the Compensation Committee has established the following principles for the four primary components of our executive compensation programs:

- Base salaries paid to executive officers are targeted to be competitive with comparable public technology companies, including those with similar financial metrics, in order to enable the Company to attract and retain talent in a competitive marketplace and to compensate executives for performing their duties and responsibilities. We do not apply a set formula for establishing the proportion of compensation to be delivered in the form of salary.
- Cash incentive awards are structured to provide significant variability based on the level of achievement of corporate financial goals, and to provide rewards to executive officers for meeting and exceeding these goals. We do not apply a set formula for establishing the proportion of compensation to be delivered in the form of cash incentive awards, although target award levels are generally set as a percentage of annual base salary.
- Equity awards are structured to foster an ownership mentality among our executive officers and to reward them based on their ability to increase long-term stockholder value. We do not apply a set formula for establishing the proportion of compensation to be delivered in the form of equity awards, although we do believe that equity incentives are an important component of total compensation, as well as a fundamental element of our pay-for-performance philosophy.
- Other benefits, such as our Section 401(k) Plan, employee stock purchase plan, and health and life insurance plans, are generally available to executive officers on the same terms as they are made available to all U.S.-based Company employees. The cost of the benefits and other perquisites provided to our executive officers constitutes only a small percentage of each executive officer's total compensation.

In setting the compensation for each executive officer, the Compensation Committee considers (i) the level of compensation paid to executive officers in positions at comparable technology companies, (ii) the responsibility and authority of each position relative to other positions within the Company, (iii) the individual performance of each executive officer, and (iv) the significance and importance of such executive officer's experience, skills and position.

Compensation Consultant. The Compensation Committee regularly works with an external executive compensation consultant that assists the Committee in reviewing and analyzing current market data for both cash compensation and equity awards. The consultant reports directly to the Compensation Committee and the Committee has sole authority to hire, fire and direct the work of the consultant. For fiscal years 2006, 2007 and 2008, the Compensation Committee worked with Radford Surveys + Consulting, an Aon Consulting Company. Since October 2008, the Compensation Committee has worked with Compensia. In selecting a compensation consultant, the Compensation Committee considers several factors, including whether the consultant is capable of providing opinions and analyses of the Company's compensation programs independent of management and whether the consultant can make clear recommendations with respect to trends and best practices in compensation program design, administration and disclosure.

Role of Chief Executive Officer in Setting Compensation. Our Chief Executive Officer plays an important role in the compensation-setting process for our executive officers, including the Named Executive Officers, other than himself and in designing general compensation plans for the Company's employees. Our Chief Executive Officer, among other things, (i) evaluates executive officer performance; (ii) establishes business performance objectives and target compensation levels for executive officers; and (iii) recommends base salary levels and equity awards for executive officers. The Compensation Committee considers, but is not bound to and does not always accept, the Chief Executive Officer's recommendations with respect to executive compensation.

The Compensation Committee meets from time to time with our Chief Executive Officer and/or other officers, including our Vice President, Human Resources, to obtain recommendations with respect to Company compensation programs, practices and packages for executive officers, other employees and directors. Our Chief Executive Officer also participates in Compensation Committee meetings, at the Compensation Committee's request, to provide background information concerning the Company's strategic objectives, his evaluation of the performance of the executive officers other than himself, and compensation recommendations as to the executive officers other than himself. While the Compensation Committee may discuss the Chief Executive Officer's compensation package with him, it meets in executive session without him present to determine his compensation. Other than participating in an evaluation process with our Chief Executive Officer relating to their own performance, the other Named Executive Officers do not play a role in their own compensation determination.

Peer Group Analysis. As part of its annual review of executive compensation, the Compensation Committee identifies a group of peer companies with which Wind River competes both in the technology sector for products and services as well as for executive talent. The Compensation Committee, in consultation with its compensation consultant, annually reviews the composition of this peer group and its methodology for using the compensation data derived from this group to ensure that current business and market conditions are factored into the design of the Company's compensation programs.

During its January 2008 review of targeted executive compensation for fiscal 2009, the Compensation Committee maintained the same criteria for selecting the peer group as it used for purposes of establishing executive compensation levels for fiscal 2008, but revised the composition of the peer group as a result of various corporate and market changes. The revised peer group for fiscal 2009 consisted of 18 software companies similar in size to Wind River, with revenues between $200 million and $750 million and market capitalizations between $500 million and $3.0 billion. For fiscal 2008, the Company had revenues of approximately $329 million and, at the end of fiscal 2008, the Company had a market capitalization of approximately $735 million. For fiscal 2009, the peer group consisted of the following companies:

Ariba, Inc.	MicroStrategy Incorporated
Aspen Technology, Inc.	MSC.Software Corporation
Epicor Software Corporation	Open Text Corporation
EPIQ Systems, Inc.	Progress Software Corporation
Informatica Corporation	Radiant Systems, Inc.
JDA Software Group, Inc.	RealNetworks, Inc.
Macrovision Corporation	Solera Holdings, Inc.
Magma Design Automation, Inc.	SPSS Inc.
Manhattan Associates, Inc.	TIBCO Software Inc.

The changes in the peer group for fiscal 2009 resulted in the replacement of all but seven of the peer companies from the group used in fiscal 2008 and the reduction of the peer group from 22 to 18 companies. Publicly available executive compensation data with respect to the peer group, as well as data from established surveys of executive compensation, were considered by the Compensation Committee in setting targeted executive compensation levels for fiscal 2009.

Competitive Positioning. The Compensation Committee seeks to establish a pay-for-performance culture at the Company by generally providing market-competitive compensation levels when the Company achieves its stated business objectives, while paying above market when the Company's performance exceeds expectations.

For the executive officers, the Compensation Committee has generally considered the market competitive range, especially the 50th percentile of the peer group data, when setting base salaries and total cash compensation target levels (which includes base salaries and cash incentive award opportunities), with actual total cash compensation levels (which includes base salaries and actual cash incentive awards) generally ranging from approximately the 50th percentile to approximately the 75th percentile based on Company performance and individual contributions to our success. However, in determining total compensation levels , the Compensation

Committee also considers other factors, such as job performance, skill set, prior experience, the executive officer's time in his or her position and/or with the Company, internal consistency regarding pay levels for similar positions or skill levels within the Company, external pressures to attract and retain talent, current salary levels and market conditions.

Elements of Compensation

Cash Compensation

Base Salary

Base salaries for executive officers are reviewed annually by the Compensation Committee and may be adjusted in accordance with certain criteria, including individual performance, the functions performed by the executive officer, the scope of his or her on-going duties, general changes in industry compensation for comparable positions, and our financial performance. The weight given to each factor by the Compensation Committee may vary for each executive officer.

Review of Salaries for Fiscal 2009. As part of the Compensation Committee's annual review of executive salaries for fiscal 2009, which occurred in January and February 2008, Mr. Klein made recommendations to the Compensation Committee with respect to the proposed base salaries for each executive officer, including the Named Executive Officers, other than himself. After reviewing relevant market data provided by its compensation consultant, the Compensation Committee accepted Mr. Klein's recommendations and approved adjusted base salaries as follows.

Adjustment to Base Salaries for Fiscal 2009

Name	FY08 Base Salary	FY09 Base Salary
Kenneth R. Klein *Chairman of the Board, President and Chief Executive Officer*	$650,000	$682,500
Ian R. Halifax *Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary*	$350,000	$400,000
Damian G. Artt *Senior Vice President, Worldwide Sales and Services*	$275,000	$290,000
John J. Bruggeman *Chief Marketing Officer*	$300,000	$315,000
Barry R. Mainz *Chief Operating Officer*	$250,000	$315,000

Mr. Artt's base salary was increased to, among other things, meet the 50th percentile of the peer group. Mr. Mainz's base salary was increased as part of an adjustment to his compensation package as a result of his expanded role and responsibilities and in connection with decreasing his targeted commission compensation. The adjusted base salaries for Messrs. Klein, Halifax and Bruggeman generally fell at or above the 75th percentile of the peer group. These adjustments were based largely on the Compensation Committee's consideration of the changes to the peer group that occurred in fiscal 2008, as well as, among other things, the individual performance of these executive officers and the recent financial performance of the Company.

Review of Salaries for Fiscal 2010. In January 2009, the Compensation Committee considered the annual base salaries for the Named Executive Officers for fiscal 2010. In view of general economic conditions, Mr. Klein recommended, and the Compensation Committee agreed, not to increase the base salaries of any of the executive officers, including the Named Executive Officers, for fiscal 2010.

Proxy

Cash Incentive Awards

Our executive officers are eligible to participate in a cash incentive award program. The Compensation Committee believes that cash incentive awards serve to motivate our executive officers to meet performance goals set by management and the Compensation Committee that benefit all of the Company's stakeholders. The Compensation Committee establishes the goals for the cash incentive award program based on the annual operating plan approved each year by the Board of Directors to ensure alignment of business goals and priorities.

Targets for Fiscal 2009. In March 2008, the Compensation Committee adopted the Company's Incentive Compensation Plan ("ICP") for fiscal 2009. The Named Executive Officers participated in the ICP to the same extent as all other eligible employees, except that executive officers and employees who were participants in a sales compensation or commission plan or other bonus plan were not eligible to participate in the ICP. Under the terms of the ICP, eligible employees could receive cash incentive awards on a semi-annual basis, based on the Company's and the individual employee's performance for each semi-annual period. The level of achievement of the Company performance goals for each semi-annual period in fiscal 2009 would determine the funding level of the bonus pool for each semi-annual period.

In March 2008, the Compensation Committee determined that Company performance would be based upon achieving targeted levels of (i) semi-annual net revenue, and (ii) semi-annual earnings per share on a non-GAAP basis (calculated by adjusting GAAP net loss per share to exclude certain items such as stock-based compensation, amortization of purchased and other intangibles, employer payroll taxes on stock option exercises and the tax effects of these non-GAAP adjustments). These measures are key operating metrics used by management for several purposes, including assessing historical company performance, budgeting and forecasting. Individual performance would be based upon the participant achieving his or her individual performance goals for each semi-annual period. Target awards were set at a percentage of a participant's annual base salary.

In March 2008, the Compensation Committee set the following targets for net revenue and earnings per share on a non-GAAP basis for purposes of the ICP for each of the first half ("H1 FY09") and the second half ("H2 FY09") of fiscal 2009:

	H1 FY09 Target	H2 FY09 Target
ICP semi-annual revenue targets	$167.0 million	$203.0 million
ICP semi-annual earnings per share (on a non-GAAP basis) targets	$ 0.10	$ 0.40

These target levels conformed to the Company's then-current annual operating plan for fiscal 2009. As discussed below under "*ICP Payouts for Fiscal 2009*," the financial targets for H2 FY09 were subsequently adjusted downwards by the Compensation Committee. The Compensation Committee planned to fund the bonus pool at 100% of the specified target levels for all eligible employees if both of these corporate targets were met and the payment of bonuses of that amount was incorporated into the Company's annual operating plan. In setting these targets, the Compensation Committee believed that there was a reasonable likelihood that the Company would achieve the targets specified for each semi-annual period if the Company executed as planned on its business plan.

For purposes of determining payouts under the ICP, the two corporate performance measures were weighted in proportion to each other, such that if both net revenue and earnings per share target levels were met, the bonus pool would be funded at a multiple of 100% ranging from 1.0 to 1.7, depending upon the extent to which each target was met or exceeded. If one or both of the target levels was not met, the multiple of 100% could range from 0.0 to 1.0, depending upon the degree of shortfall in each category. The Compensation Committee retained the discretion to amend any aspect of the ICP, including the amounts of the bonus pool, the applicable formulas and the payout percentages.

In March 2008, the Compensation Committee established the following target award opportunities (that is, the targeted payout if the Company achieved its performance goals and the bonus pool was funded at 100%) for the Named Executive Officers for fiscal 2009:

Name	Title	Annual Target Bonus Percentage for FY09
Kenneth R. Klein	Chairman of the Board, President and Chief Executive Officer	81% of base salary of $682,500
Ian R. Halifax	Senior Vice President Finance and Administration, Chief Financial Officer and Secretary	50% of base salary of $400,000
Damian G. Artt (1)	Senior Vice President, Worldwide Sales and Services	—
John J. Bruggeman	Chief Marketing Officer	50% of base salary of $315,000
Barry R. Mainz (1)	Chief Operating Officer	—

(1) Mr. Artt and Mr. Mainz were not eligible to participate in the fiscal 2009 ICP because, as Vice President, Worldwide Sales and Services and Chief Operating Officer, respectively, they were eligible to receive commissions under Company sales compensation plans, the amounts of which are calculated based upon the extent of achievement of specified sales invoicing, booking or revenue targets for each quarter in fiscal 2009. The targeted commission opportunities for Mr. Artt and Mr. Mainz for fiscal 2009 were $240,000 and $157,500, respectively. In addition, Mr. Artt was also eligible to receive an additional $50,000 bonus based upon the achievement of quarterly revenue milestones, for a total target award opportunity of $290,000. For the amounts paid to Mr. Artt under these plans for fiscal 2007, 2008 and 2009 and the amount paid to Mr. Mainz for fiscal 2009, see the Summary Compensation Table on page 46 under the column "Non-Equity Incentive Plan Compensation".

The annual target bonus percentages for fiscal 2009 were the same as for fiscal 2008 for the Named Executive Officers (with the exception of Mr. Klein, whose annual target bonus percentage increased from 77% of his base salary for fiscal 2008 to 81% of his base salary for fiscal 2009). However, the total dollar amounts that the Named Executive Officers were eligible to be paid increased as a result of adjustments in their base salaries, as described above. The annual target bonus percentages were determined to fall approximately between the 50th and 75th percentile for comparable positions among our peer group.

ICP Payouts for Fiscal 2009. In August 2008, the Compensation Committee approved cash bonuses for the Named Executive Officers for the first half of fiscal 2009 as set forth in the second column of the following table. The Company exceeded the original revenue and non-GAAP earnings per share targets for the first half of fiscal 2009 by $12.8 million and $0.16 per share, respectively. Under the terms of the ICP, these results would have led to the funding of the bonus pool at 170% of the semi-annual bonus targets. However, the Compensation Committee exercised its discretion to award bonuses for the first half of fiscal 2009 at only 100% of the semi-annual bonus targets for each of the eligible Named Executive Officers and to adjust the ICP revenue and earnings per share target levels for the second half of fiscal 2009 (i) to credit some of the revenue and earnings per share performance during the first half of fiscal 2009 in excess of the original first half year targets toward (and thus effectively reducing) the revenue and earnings per share target levels for the second half of fiscal 2009 and (ii) to increase the resulting second half non-GAAP earnings per share target level to take into account the accretive effects of the Company's stock repurchases during the year. The revised revenue and non-GAAP earnings per share targets for the second half of fiscal 2009 were $190.5 million and $0.28, respectively.

In March 2009, the Compensation Committee approved cash bonuses for the eligible Named Executive Officers for the second half of fiscal 2009 ("H2 FY09") as set forth in the third column of the following table.

Proxy

For the second half of fiscal 2009, the Company's revenues of $179.9 million did not meet the revised revenue target level established in August 2008 but the Company's non-GAAP earnings per share of $0.32 exceeded the revised non-GAAP earnings per share target level. Under the revised terms of the ICP, no bonuses would have been payable based on these results for the second half of fiscal 2009. However, the Compensation Committee exercised its discretion to award bonuses for the second half of fiscal 2009 at 85% of the semi-annual bonus targets in recognition of the achievement of the revised earnings per share target level, the previous reduction in the bonuses awarded for the first half of fiscal 2009 from those contemplated under the original terms of the ICP and the changes in the general economic environment that occurred during the second half of fiscal 2009.

For the eligible Named Executive Officers, individual payouts under the ICP for fiscal 2009 were determined based solely upon the Company's achievement of corporate financial goals. Our Chief Executive Officer did not recommend to the Compensation Committee and the Committee did not approve any personal goals for the Named Executive Officers as part of the fiscal 2009 ICP for the Named Executive Officers.

Name	H1 FY09 ICP Payout	H2 FY09 ICP Payout	Total Payout under ICP for FY09
Kenneth R. Klein *Chairman of the Board, President and Chief Executive Officer*	$275,000	$233,750	$508,750(1)
Ian R. Halifax *Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary*	$100,000	$ 85,000	$185,000(2)
Damian G. Artt (3) *Senior Vice President, Worldwide Sales and Services*	—	—	—
John J. Bruggeman *Chief Marketing Officer*	$ 78,750	$ 66,938	$145,688(4)
Barry R. Mainz (3) *Chief Operating Officer*	—	—	—

(1) The target award opportunity was 81% of base salary of $682,500.
(2) The target award opportunity was 50% of base salary of $400,000.
(3) Mr. Artt and Mr. Mainz were not eligible to participate in the ICP because, as Vice President, Worldwide Sales and Services and Chief Operating Officer, respectively, they are eligible to receive commissions under Company sales compensation plans, the amounts of which are calculated based upon the extent of achievement of specified sales invoicing, booking or revenue targets for each quarter in fiscal 2009. For the amounts paid to Mr. Artt under these plans for fiscal years 2007, 2008 and 2009 and the amount paid to Mr. Mainz for fiscal 2009, see the Summary Compensation Table on page 46 under the column "Non-Equity Incentive Plan Compensation".
(4) The target award opportunity was 50% of base salary of $315,000.

Cash Incentive Compensation Plan for Fiscal 2010. In March 2009, the Compensation Committee adopted the Company's ICP for fiscal 2010, which is structured in a manner similar to the fiscal 2009 ICP except that the Company performance goals will consist of semi-annual non-GAAP earnings per share targets that conform with the Company's fiscal 2010 annual operating plan. The Compensation Committee decided not to change the annual target bonus percentages for any of the Named Executive Officers for fiscal 2010, but the Committee structured the ICP such that cash incentive bonuses will be paid in an aggregate amount equal to only 50% (rather than 100%) of the target bonuses of Company employees if the non-GAAP earnings per share targets are met, with any additional potential bonus payout being at the discretion of the Committee based upon actual financial performance.

Equity Compensation

While the Company did not have stock ownership guidelines for the executive officers and directors during fiscal 2009, the executive officers are encouraged to invest in the Company's common stock and "think like owners" when making strategic decisions during their tenure with Wind River. Our 2005 Equity Incentive Plan was established to provide an incentive for employees, including executive officers, to maximize our long-term performance, and it permits the Board of Directors or the Compensation Committee to grant various types of awards, including stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance shares, performance units and deferred stock units to employees, including executive officers, on such terms as the Board or the Compensation Committee may determine.

The Compensation Committee believes that our stock plans and the equity participation of the executive officers align the interests of the executive officers with the long-term interests of the stockholders. The Compensation Committee, along with management, regularly reviews the financial and employee-relations impacts of our equity compensation programs, along with industry trends and competitive practices, to determine how to best use equity in support of Wind River's primary objective of creating value for its stockholders. The Company, with the oversight and approval of the Compensation Committee, generally provides equity awards: (i) initially to all new employees of the Company, consistent with typical awards provided to similarly situated employees by similarly situated companies, (ii) annually to members of the Board of Directors, (iii) annually to executive and non-executive officers of the Company and (iv) annually to employees who have met or exceeded certain performance and contribution criteria.

Type and Mix of Equity Awards. In January 2008, the Compensation Committee considered our equity incentive strategy for fiscal 2009 and the most appropriate mix of stock options and RSUs. For fiscal 2009, the Compensation Committee determined that (i) for awards to eligible newly hired employees, including newly hired executive officers, the total value of shares of our common stock to be awarded should be divided equally between stock options and RSUs, with the relative value of stock options and RSUs being three options for each RSU, (ii) for annual performance awards to the executive officers and certain other senior officers, the total value of shares of our common stock to be awarded should be divided equally between stock options and RSUs, with the relative value of stock options and RSUs being three options for each RSU, and (iii) for annual performance awards to other employees eligible for RSUs, all awards would be in the form of RSUs rather than stock options. The Compensation Committee decided to continue to grant stock options as well as RSUs to the executive officers to provide increased incentives to them to maximize stockholder returns.

Grant Process, Timing and Pricing of Grants. The Compensation Committee considers, at least annually, the grant of stock-based compensation to our officers. The Compensation Committee determines the size of an executive officer's annual equity award by considering a number of factors, such as: (i) market practices, including the size of competitive awards based on the value delivered, percentage of the Company transferred and absolute size of the award, (ii) prior awards and the retention value of the unvested portion of the awards, (iii) retention objectives for the specific executive officer, and (iv) guidelines established by the Compensation Committee for equity usage company-wide.

The Board of Directors, in consultation with the Audit Committee and upon the recommendation of the Compensation Committee, has adopted the following guidelines for making equity awards:

- *Timing of Annual Grants.* The Compensation Committee will consider grants of equity awards to the Company's vice presidents and more senior executive officers on an annual basis, with a target grant date of the 15th business day of March of each fiscal year, which is the same day that annual awards are considered for all other employees. If the Company's trading window is closed on the 15th business day of March, the awards will be made on the third business day after the trading window has opened.
- *New Hire, Promotion or Retention Grants.* Grants of equity awards to newly-hired officers, those who have been promoted, or those who have been chosen to receive retention awards, will be made on the

15th business day of each calendar month, if and as needed, for those officers whose triggering event occurred during the previous calendar month. These awards will be made on the same date and at the same price as awards of similar awards to all other eligible employees.

- *Pricing of Stock Options.* The exercise price for stock options is 100% of the closing market price of shares of the Company's common stock on the grant date

The Company followed this equity grant process in fiscal 2009 and regularly granted stock options and RSUs on the 15th business day of each calendar month. Awards to the Company's vice presidents and more senior executive officers were approved by the Compensation Committee and awards to non-officer employees were approved by the Non-Officer Equity Awards Committee. The Non-Officer Equity Awards Committee is comprised of two directors, one of whom must be a non-employee director. As presently constituted, actions of the Non-Officer Equity Awards Committee may be taken by Mr. Klein together with one member of the Compensation Committee. For the awards approved in fiscal 2009, the Non-Officer Equity Awards Committee consisted of Mr. Klein and Mr. O'Grady, Chairman of the Compensation Committee

Fiscal 2009 Awards. In accordance with the Company's equity award grant policy, on March 24, 2008, the Compensation Committee granted annual equity awards consisting of stock options and RSU awards to certain of its vice presidents and more senior executive officers, including the Named Executive Officers. The awards made to the Named Executive Officers were as follows:

Name	Number of Options	Number of RSUs
Kenneth R. Klein *Chairman, President and Chief Executive Officer*	250,000	80,000
Ian R. Halifax *Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary*	87,500	29,200
Damian G. Artt *Senior Vice President, Worldwide Sales and Services*	60,000	20,000
John J. Bruggeman *Chief Marketing Officer*	40,000	13,300
Barry R. Mainz *Chief Operating Officer*	40,000	13,300

These stock option and RSU awards were determined to fall at approximately the 75th percentile for comparable executive positions among the peer group for fiscal 2009. The equity awards were granted on the same date and the stock options had the same exercise price as the annual grants made to the Company's non-officer employees.

Before the end of fiscal 2009, in order to more fully align our executive compensation with current best practices, the Compensation Committee asked Mr. Klein to agree to amend his employment agreement to replace certain golden parachute excise tax gross-up provisions with "best results" golden parachute excise tax provisions. The Compensation Committee determined that this was in the best interest of the Company because the elimination of the golden parachute excise tax gross-up provisions lowers the cost of any change of control benefits to the Company and its stockholders. In consideration for Mr. Klein agreeing to amend his employment agreement, the Compensation Committee granted an RSU award for 50,000 shares to Mr. Klein on January 30, 2009. Subject to continued service with the Company, this RSU award will vest in three equal annual installments commencing on January 30, 2010.

Awards made after January 31, 2009. The Compensation Committee granted special RSU and performance share awards to certain of its employees, including the Named Executive Officers, on March 20, 2009. The awards made to the Named Executive Officers were as follows:

Name	Number of RSUs	Number of Performance Shares
Kenneth R. Klein *Chairman, President and Chief Executive Officer*	300,000	200,000
Ian R. Halifax *Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary*	150,000	—
Damian G. Artt *Senior Vice President, Worldwide Sales and Services*	100,000	—
John J. Bruggeman *Chief Marketing Officer*	90,000	—
Barry R. Mainz *Chief Operating Officer*	90,000	—

These awards are intended as special retention awards. In approving these awards, the Compensation Committee considered the need to motivate the Named Executive Officers to remain with the Company over the long-term, the fact that most of the other outstanding equity awards previously granted to the executive officers in the form of stock options currently have limited intrinsic value (that is, the options are "underwater"), the current challenging economic environment, the fact that base salaries were not being increased for fiscal 2010 and the fact that targeted cash incentive compensation opportunities were effectively being decreased by 50% for fiscal 2010. The Compensation Committee decided to make these awards in the form of RSUs rather than stock options, and to provide for a three-year, rather than a four-year vesting schedule, to provide greater retention value in the current economic environment. In determining the size of these RSU awards, the Compensation Committee considered relevant market data provided by its independent compensation consultant, the number of shares available for grant under the Company's equity incentive plans, the Company's equity burn rate and appropriate allocations among tiers of Company executive officers and key employees. The aggregate value of the special RSU awards that were granted to all executive officers other than our Chief Executive Officer was determined to fall at approximately 75th percentile for comparable annual grants by companies in our fiscal 2010 peer group in recognition of the considerations described above. The aggregate value of the awards that were granted to our Chief Executive Officer were determined to fall above the 75th percentile for comparable awards by companies in our fiscal 2010 peer group in recognition of the fact that a portion of the awards are subject to performance criteria, as summarized below, which criteria the Committee determined to be substantially difficult to achieve.

The Compensation Committee approved the grant of a performance share award for 200,000 shares of common stock to Ken Klein. This award entitles Mr. Klein to earn shares based on the stock price performance of the Company's common stock as compared to the NASDAQ Composite Index over a multi-year period. The award vests in two annual installments. The number of shares to be awarded after approximately one year, if at all, is subject to adjustment within a range of 1,000 to 100,000 shares based on the performance of the Company's stock price (based on a comparison of its average closing price over two 30-trading day periods, the first beginning on February 2, 2009 and the second ending on January 29, 2010) as measured against the performance of the NASDAQ Composite Index (based on two similar 30-trading day periods) over an approximately one year period. The amount of shares to be awarded after approximately two years, if at all, is subject to adjustment within a range of 1,000 to 100,000 shares based on the performance of the Company's stock price (based on a comparison of its average closing price over two 30-trading day periods, the first beginning on February 2, 2009 and the second ending on January 28, 2011) as measured against the performance of the NASDAQ Composite Index (based on two similar 30-trading day periods) over an approximately two year period. The Compensation Committee granted the performance share award to Mr. Klein to more directly align Mr. Klein's equity compensation with our stockholders through the measurement of our relative stock price performance. By using relative stock price performance against the NASDAQ Composite Index, the Company modulates Mr. Klein's compensation based upon how well the Company's stock price performs against a pool of stocks that a stockholder could consider investing in instead of the Company.

Equity Burn Rate. The Compensation Committee periodically reviews both the gross and the net number of shares that the Company uses for equity awards (which is called the "burn rate"), compared to both the companies in the peer group and broader industry practices as published by certain stockholder advisory groups, including RiskMetrics Group. The Compensation Committee endeavors to assure that the net burn rate approximates the issuances authorized for the fiscal year after reviewing the practices of the peer group and broader industry averages, and to assure that the annual and the three-year average gross burn rates are within ranges recommended by stockholder advisory groups, while also considering the growth and staffing plans for the Company and the need to motivate and reward employees and executive officers for performance.

For purposes of determining the net equity award burn rate, the Company determines the sum of all full value awards granted (such as restricted stock units) plus stock options granted during the course of the fiscal year, subtracts the full value awards and options that are forfeited, and divides the balance (the net full value awards and options granted) by the shares outstanding at the end of the fiscal year. The gross burn rate is determined by taking the sum of all full value awards granted plus stock options granted during the course of the fiscal year and dividing that amount by the shares outstanding at the end of the fiscal year. During fiscal 2009, the net full value awards and options granted totaled approximately 1.66 million, and the gross full value awards and options granted totaled approximately 2.60 million. There were 76,559,490 shares outstanding at January 31, 2009, resulting in a net burn rate of approximately 2.2% and a gross burn rate of approximately 3.4% (without any adjustment for the relative value of full value awards in comparison to stock options).

Stock Ownership Guidelines. In March 2009, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, stock ownership guidelines for our directors and executive officers. Directors and executive officers are expected to achieve the required holdings within five years after the later of the adoption of the guidelines or their hiring or promotion to a position subject to the guidelines. Until the required ownership level is attained, individuals subject to the guidelines must hold at least 50% of any net shares acquired (after taking into account any shares withheld to pay any applicable taxes) through equity incentive programs. The value of vested but unexercised stock options held by an executive officer count toward the required share ownership.

Other Benefits

The Named Executive Officers also participate in the employee stock purchase plan, our Section 401(k) plan, health and life insurance plans and other benefits on the same basis as these benefits are provided to all of our U.S.-based employees, as described below.

1993 Employee Stock Purchase Plan. We maintain an employee stock purchase plan that provides our employees the opportunity to purchase shares of our common stock through payroll deductions at 85% of the lower of the fair market value of the common stock at the beginning of each six-month purchase period or at the end of such period. All employees, including executive officers, are eligible to participate in this plan that is intended to promote broad-based equity participation across the Company.

Section 401(k) Plan. We maintain a Section 401(k) Plan to enable our U.S.-based employees to accumulate savings for retirement through tax-deferred salary deductions. Historically, the Company has made a matching contribution equal to 50% of an employee's salary contributions, up to a total of 6% of that employee's compensation. These matching contributions were made in the form of shares of our common stock and vested over a four-year period. In March 2009, the Company decided to discontinue matching contributions to the Section 401(k) Plan effective in May 2009.

Health Benefits. We make health benefits, including medical, dental and vision coverage, an employee assistance program and flexible spending accounts available to all employees, including executive officers, in a manner that is consistent for all U.S.-based employees. Premiums for health insurance benefits are generally shared by the Company and the employee. The value of these benefits provided to the Named Executive Officers is not required to be reported in the Summary Compensation Table since these benefits generally do not result in taxable income to our employees. The cost to the Company of these benefits in fiscal 2009 for the Named Executive Officers was as follows:

Name	Cost of Benefits
Kenneth R. Klein *Chairman of the Board, President and Chief Executive Officer*	$12,491
Ian R. Halifax *Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary*	$13,164
Damian G. Artt *Senior Vice President, Worldwide Sales and Services*	$13,042
John J. Bruggeman *Chief Marketing Officer*	$12,491
Barry R. Mainz *Chief Operating Officer*	$13,251

Life and Disability Insurance. Life insurance is generally available to all employees, including executive officers, based on their salaries or a multiple thereof, at their option. Premiums for basic life insurance benefits are generally paid by the Company. We also offer supplemental life insurance, for which the participating employee pays the entire premium. Our executive officers may also elect either short-term and/or long-term disability coverage, for which we pay 100% of the premiums for short-term coverage and all of the premiums for long-term coverage, at the election of the executive officer.

Car Allowance. One of the Named Executive Officers, Mr. Bruggeman, receives a car allowance. The cost of this benefit to Mr. Bruggeman is reported in the Summary Compensation Table.

Other Paid Time-Off Benefits. We provide vacation and other paid holidays to all of our employees, including the Named Executive Officers, which are comparable to those provided by the companies in the peer group.

We do not have any pension plans or supplemental executive retirement plans for the Named Executive Officers or for any of our other U.S.-based employees.

Accounting and Tax Considerations

The Compensation Committee considers the potential future effects of Internal Revenue Code Section 162(m) on its cash incentive and equity incentive compensation programs. Section 162(m) limits the deductibility by public companies of certain executive compensation in excess of $1.0 million per executive per year, but excludes from the calculation of such limit certain elements of compensation, including performance-based compensation, provided that certain requirements are met. To provide full benefit to the Company of potential future payments to our executive officers of cash incentive awards that would be subject to

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Section 162(m), the Compensation Committee has adopted the Wind River Systems, Inc. Section 162(m) Performance Incentive Award Plan, which was approved by the Company's stockholders at our 2007 Annual Meeting of Stockholders.

In March 2008, the Compensation Committee considered the potential benefits of having Mr. Klein, the only executive officer for whom participation could reasonably be expected to create a tax benefit for the Company, participate in the Company's Section 162(m) Performance Incentive Award Plan for fiscal 2009, rather than the Company's generally applicable cash incentive plan or ICP. The Compensation Committee determined that the potential benefits of having Mr. Klein participate in the Performance Incentive Award Plan in fiscal 2009 were relatively small given Mr. Klein's proposed compensation and the Company's income tax position and that such potential benefits did not justify the adoption of a separate incentive compensation plan solely for Mr. Klein for fiscal 2009.

In 2008, the Company reviewed and updated arrangements that could be considered deferred compensation under Internal Revenue Code Section 409A to comply with that section.

We accrue the Named Executive Officers' salaries and incentive awards as an expense when earned by an officer. For our stock options, Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment*, requires us to recognize compensation expense within our income statement for all share-based payment arrangements, which includes employee stock option plans. The expense is based on the grant-date fair value of the options granted, and is recognized ratably over the requisite service period. We adopted SFAS No. 123R under the modified prospective method. Under the modified prospective method, SFAS No. 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006, as well as to the unvested portion of awards outstanding as of January 1, 2006. Our stock options are accounted for as equity awards. The Compensation Committee considers the expense of equity awards as part of its overall evaluation of our equity compensation program.

Employment Agreements, Change in Control Incentive Plans and Severance Benefit Plans

Employment Agreements. The Company enters into employment agreements on a limited basis, which is consistent with our commitment to being an at-will employer. In the past, we have generally reserved the use of employment agreements, other than change in control and/or severance agreements as described below, to the relationship with our Chief Executive Officer and Chief Financial Officer. We entered into employment agreements with our Chief Executive Officer and our Chief Financial Officer to induce them to join the Company in their current positions. For a description of the terms of our employment agreement with Mr. Klein and our offer letter with Mr. Halifax, see the section entitled *"Employment Agreements with Executive Officers"* on page 47. The Compensation Committee believes that the treatment of Mr. Klein and Mr. Halifax under these agreements is consistent with industry practices for other similarly situated chief executive officers and chief financial officers, as determined through our regular review of executive compensation practices.

Change of Control Plan. The Company has adopted a Change in Control Incentive and Severance Benefit Plan (the "Change of Control Plan") for all vice presidents of the Company, including the Named Executive Officers, to eliminate the disincentive to an executive officer to entertain and assist in a change of control transaction that is the best interest of our stockholders, but that may, as a result, eliminate that executive officer's position with the Company. The terms of the Change of Control Plan are summarized in *"Executive Officers' Change of Control Incentive and Severance Benefit Plan"* on page 56. The Compensation Committee reviews the Change of Control Plan from time to time and has determined that it is important to align the interests of our senior management with that of our stockholders by providing an incentive for senior management to drive an increase in stockholder value by all means available (which may, in certain circumstances, include a change of control in which the Company is not the surviving entity).

Vice Presidents' Severance Benefit Plan. The Company has adopted a Vice Presidents' Severance Benefit Plan (the "Severance Plan") to provide for the payment of severance benefits to certain eligible employees, including the Named Executive Officers, whose employment with Wind River is involuntarily terminated. The terms of the Severance Plan are summarized in "*Vice Presidents' Severance Benefit Plan*" on page 56. The Compensation Committee has determined that it is important to standardize the process pursuant to which severance benefits are determined for those vice presidents or more senior executive officers whose employment is involuntarily terminated by the Company (other than Mr. Klein and Mr. Halifax, who are entitled to additional severance benefits under their employment agreements with the Company). The Compensation Committee believes that this formal policy provides for consistent and fair treatment, and minimizes potentially difficult negotiations that may take place when management believes that it is to the Company's benefit o make changes at the vice president level.

COMPENSATION COMMITTEE REPORT

The material in the following Compensation Committee report shall not be deemed to be (i) "soliciting material", (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The Compensation Committee Report shall not be deemed incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate the report by reference into such filing.

The Compensation Committee of the Board of Directors has reviewed and discussed the contents of Wind River's Compensation Discussion and Analysis set forth on pages 31-44 of this Proxy Statement with management of Wind River. Based on that review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by:

THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

Standish H. O'Grady, Chairman
Narendra K. Gupta
Grant M. Inman

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal years ended January 31, 2007, 2008 and 2009, the compensation of (i) our principal executive officer; (ii) our current principal financial officer; and (iii) the three most highly compensated executive officers during fiscal 2009 other than our principal executive officer and principal financial officer who were serving as executive officers as of January 31, 2009 (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Kenneth R. Klein	2009	682,500	—	321,259	2,152,898	508,750	6,354(4)	3,671,761
Chairman, President	2008	650,000	—	168,184	5,453,850	280,000	6,300	6,558,334
and Chief Executive Officer	2007	650,000	—	—	5,520,474	250,000	6,550	6,427,024
Ian R. Halifax (3)	2009	400,000	—	44,416	456,774	185,000	4,873(5)	1,091,063
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary	2008	350,000	—	—	351,160	98,000	14,672	813,832
Damian G. Artt	2009	290,000	—	94,177	255,374	342,478(6)	9,146(7)	991,175
Senior Vice President,	2008	275,000	—	55,046	486,499	213,824(6)	8,730	1,039,099
Worldwide Sales and Services	2007	275,000	—	—	425,505	135,584(6)	4,650	840,739
John J. Bruggeman	2009	315,000	—	52,601	353,729	145,688	19,259(8)	886,277
Chief Marketing Officer	2008	300,000	—	27,330	624,552	84,000	18,681	1,054,563
	2007	280,000	—	—	595,445	70,000	14,612	960,057
Barry R. Mainz (10)	2009	315,000	—	71,235	411,670	183,463(6)	10,864(9)	992,232
Chief Operating Officer								

(1) Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal 2008 or 2009, as applicable, for restricted stock units granted in and prior to such fiscal year, as determined pursuant to SFAS 123R, excluding any estimates of future forfeitures. For a discussion of the assumptions used in these calculations, see Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2009 filed with the SEC on April 1, 2009.

(2) Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal 2007, 2008 or 2009, as applicable, for option awards granted in and prior to such fiscal year, as determined pursuant to SFAS 123R, excluding any estimates of future forfeitures. For a discussion of the assumptions used in these calculations, see Note 10 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2009 filed with the SEC on April 1, 2009.

(3) Mr. Halifax joined Wind River as Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary effective as of February 26, 2007.

(4) In each of fiscal 2007, 2008 and 2009, the amount represents Wind River's matching contribution under its tax-qualified 401(k) Plan, which provides for broad-based employee participation.

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(5) For fiscal 2009, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,873. For fiscal 2008, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $5,688, and reimbursement of legal fees in the amount of $8,985.
(6) Consists of commissions and other incentive compensation paid in accordance with the terms of applicable annual sales compensation and related plans.
(7) For fiscal 2009, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,771 and an award covering certain travel costs of Mr. Artt's spouse in the amount of $4,375. For fiscal 2008, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $5,054 and an award covering certain travel costs of Mr. Artt's spouse in the amount of $3,676. For fiscal 2007, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,650.
(8) For fiscal 2009, consists of a car allowance in the amount of $10,020, Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,783 and an award covering certain travel costs of Mr. Bruggeman's spouse in the amount of $4,456. For fiscal 2008, consists of a car allowance in the amount of $10,020, Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,725 and an award covering certain travel costs of Mr. Bruggeman's spouse in the amount of $3,936. For fiscal 2007 consists of a car allowance in the amount of $10,020 and Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $4,592.
(9) For fiscal 2009, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $6,408 and an award covering certain travel costs of Mr. Mainz's spouse in the amount of $4,456. For fiscal 2008, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $6,368 and an award covering certain travel costs of Mr. Mainz's spouse in the amount of $3,936. For fiscal 2007, consists of Wind River's matching contribution under its tax-qualified 401(k) Plan in the amount of $6,300.
(10) Mr. Mainz became a Named Executive Officer in fiscal 2009.

Salary and Bonus. Base salaries paid to executive officers are targeted to be competitive with comparable public technology companies, including those with similar financial metrics. We pay cash incentive awards to our non-commissioned employees and officers pursuant to a non-equity incentive plan. Cash incentive awards are structured to provide significant variability based on the achievement of financial goals, and to provide rewards for meeting and exceeding these goals. See *"Compensation Discussion and Analysis"* at page 31 for additional details with respect to our compensation policies and practices.

Equity Awards. During each fiscal year, the Compensation Committee of the Board of Directors generally considers an annual performance grant of equity awards to certain employees, including executive officers of Wind River, as part of its annual review of executive compensation. See *"Equity Compensation"* at page 38 for a description of our equity granting process and the equity grants that were made to the Named Executive Officers during fiscal 2009 and since the end of fiscal 2009. Please see the table entitled *"Outstanding Equity Awards at Fiscal 2009 Year-End"* at page 51 for details with respect to equity awards granted to our Named Executive Officers that were outstanding at the end of fiscal 2009.

Employment Agreements with Executive Officers. Wind River has not entered into employment agreements with any of its current executive officers other than Kenneth R. Klein, our Chairman of the Board, President and Chief Executive Officer, and Ian Halifax, our current Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary.

—Agreement with Mr. Klein. On November 5, 2003, Wind River and Mr. Klein entered into an employment agreement providing for the employment of Mr. Klein as Chairman of the Board of Directors, President and Chief Executive Officer effective as of January 5, 2004. Under the agreement, Mr. Klein was initially entitled to receive an annualized base salary of $450,000 and an annualized bonus for on-plan performance, as determined by the Compensation Committee of the Board of Directors. The Compensation Committee reviews his base salary and determines the criteria for his cash bonus on an annual basis. For fiscal 2009 and 2010, the

Compensation Committee set Mr. Klein's base salary at $682,500 and his cash bonus target percentage at 81% of his annual base salary.

In accordance with the terms of the agreement, upon commencement of his employment, Mr. Klein was granted three stock options to purchase an aggregate of 2,400,000 shares of our Common Stock under the terms and conditions of the 1998 Equity Incentive Plan. The exercise price of the options was $9.15, which was the fair market value (as defined in the 1998 Equity Incentive Plan) of our Common Stock on the date of grant. The three options consist of a grant of 2,000,000 shares which vests in accordance with the Company's standard vesting schedule, which is 25% of the shares on the first anniversary of Mr. Klein's employment and then as to 1/48th of the shares each month thereafter. The two grants of 200,000 shares had similar vesting, but had limitations on exercise tied to our stock price performance. All of these options are now fully vested and exercisable.

In the event Mr. Klein's employment with Wind River is terminated other than for Cause (as defined in his employment agreement), or if he resigns his employment with Good Reason (as defined in the employment agreement), in each case other than within 12 months of a Change of Control (as defined in his employment agreement), Mr. Klein will be entitled to (i) an amount equal to 12 months of Mr. Klein's base salary as of his termination date plus an amount equal to 100% of his actual bonus for the fiscal year prior to the fiscal year in which the termination occurs, (ii) reimbursement of cost of continued heath insurance coverage, if elected, for a period of 12 months after termination, (iii) additional credits towards the vesting and exercisability of the stock options outlined above, and (iv) 12 months of additional credit towards the vesting and exercisability of all equity awards other than the stock options outlined above.

In the event Mr. Klein's employment is terminated other than for Cause or if he resigns his employment with Good Reason within 12 months of a Change of Control (as defined in his employment agreement), Mr. Klein would be entitled to (i) an amount equal to 12 months of his base salary as of his termination date plus an amount equal to 100% of his actual bonus for the fiscal year prior to the fiscal year in which the termination occurs, (ii) reimbursement of cost of continued health insurance coverage, if elected, for a period of 24 months after termination, and (iii) 100% accelerated vesting and exercisability of all equity awards with respect to our Common Stock. Mr. Klein must enter into a release of claims with the Company before he is entitled to receive such benefits.

In October 2008, the Company and Mr. Klein approved certain amendments to Mr. Klein's employment agreement primarily to bring the agreement into compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other guidance promulgated thereunder ("Section 409A") and with the Employee Retirement Income Security Act of 1974 ("ERISA"). Section 409A is the tax law enacted in 2004 governing "nonqualified deferred compensation" arrangements that imposes an additional tax and penalties on service providers (including employees and directors) if a covered arrangement does not comply with Section 409A. Mr. Klein's employment agreement was amended to, among other things, reflect new rules governing the timing of certain payments.

Before the end of fiscal 2009, in January 2009 the Compensation Committee requested Mr. Klein to agree to amend his employment agreement to replace certain golden parachute excise tax gross-up provisions with "best results" golden parachute excise tax provisions. In connection with Mr. Klein agreeing to the amendment of his employment agreement, the Compensation Committee approved the granting of 50,000 restricted stock units to Mr. Klein on January 30, 2009. Assuming continued employment with the Company, such restricted stock units will vest in three equal annual installments commencing on January 30, 2010.

—Agreement with Mr. Halifax. Pursuant to the terms of an offer letter between Wind River and Mr. Halifax dated January 30, 2007, Mr. Halifax's employment is at-will. For fiscal 2009 and fiscal 2010, the Compensation Committee set Mr. Halifax's base salary at $400,000 and his cash bonus target percentage at 50% of his annual base salary.

If Mr. Halifax's employment is terminated without Cause (as defined in his offer letter) or he voluntarily terminates his employment for Good Reason (as defined in his offer letter) and such termination is not covered by the Company's Executive Officers' Change of Control Incentive Plan, he would be entitled to 12 months base salary plus 100% of his actual bonus for the prior fiscal year and one year of accelerated vesting of all of his equity awards.

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Mr. Halifax's offer letter was amended in October 2008 to, among other things, revise the benefits that are payable to him following a change of control of the Company. If on or after a change of control of the Company, Mr. Halifax remains employed by the Company or an acquiror of the Company for a period of time of up to six months as designated by the acquiror, or his employment is terminated without Cause during such period of time, or he voluntarily terminates his employment for Good Reason, then he would be entitled to 12 months base salary plus 100% of his actual bonus for the prior fiscal year, reimbursement of health insurance costs for 24 months and accelerated vesting of all of his equity awards. Mr. Halifax is also eligible to participate in the Company's Executive Officers' Change of Control Incentive Plan and the Company's Vice-Presidents' Severance Benefit Plan, as amended. Mr. Halifax must enter into a release of claims with the Company before he is entitled to receive such benefits.

Mr. Halifax's offer letter was also amended in October 2008 to bring it into compliance with Section 409A and to reflect the new Section 409 rules governing the timing of certain payments.

Grants of Plan-Based Awards

The following table sets forth information regarding non-equity incentive plan awards and other equity awards to our Named Executive Officers during the fiscal year ended January 31, 2009.

GRANTS OF PLAN-BASED AWARDS
For Fiscal Year Ended January 31, 2009

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares or Units (2)	All Other Options Awards: Number of Securities underlying Options (3)	Exercise Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($) (1)	Target ($)	Maximum ($) (1)				
Kenneth R. Klein		—	550,000(4)	—				
	March 24, 2008				80,000			568,000
	March 24, 2008					250,000	7.10	667,500
	January 30, 2009				50,000			398,500
Ian R. Halifax		—	200,000(5)	—				
	March 24, 2008				29,200			207,320
	March 24, 2008					87,500	7.10	233,625
Damian G. Artt		—	290,000(6)	—				
	March 24, 2008				20,000			142,000
	March 24, 2008					60,000	7.10	160,200
John J. Bruggeman ..		—	157,500(7)	—				
	March 24, 2008				13,300			94,430
	March 24, 2008					40,000	7.10	106,800
Barry R. Mainz		—	157,500(8)	—				
	March 24, 2008				13,300			94,430
	March 24, 2008					40,000	7.10	106,800

(1) For a description of Wind River's cash incentive compensation plan for fiscal 2009, please see *"Cash Incentive Awards"* at page 35 hereof. There are no threshold or maximum awards for either the fiscal 2009

cash incentive compensation plan for non-commissioned employees or the fiscal 2009 Sales Compensation Plan for commissioned employees.

(2) The amounts shown in this column represent restricted stock units awarded under our 2005 Equity Incentive Plan. The restricted stock units vest, assuming continued service with the Company, at the rate of 25% per year, beginning on the first anniversary of the grant date.

(3) The amounts shown in this column represent stock options awarded under our 2005 Equity Incentive Plan. The stock options have a seven-year term and vest, assuming continued service with the Company, at the rate of 25% on the first anniversary of the grant date and 2.1% per month thereafter for the next 36 months.

(4) Mr. Klein's target award percentage for fiscal 2009 was 81% of his annual base salary of $682,500. Mr. Klein's actual cash incentive award is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

(5) Mr. Halifax's target award percentage for fiscal 2009 was 50% of his annual base salary of $400,000. Mr. Halifax's actual cash incentive award is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

(6) Mr. Artt was not eligible to participate in the fiscal 2009 cash incentive award program for non-commissioned employees, but, as Vice President, Worldwide Sales and Services, he was eligible to receive sales commissions and other incentives pursuant to Company sales compensation plans and related incentive plans. The amount set forth above was his targeted commission award opportunity for fiscal 2009 under the terms of such sales compensation plans. The total amount actually paid to Mr. Artt under such plans for fiscal 2009 is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

(7) Mr. Bruggeman's target award percentage for fiscal 2009 was 50% of his annual base salary of $315,000. Mr. Bruggeman's actual cash incentive award is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

(8) Mr. Mainz was not eligible to participate in the fiscal 2009 cash incentive award program for non-commissioned employees, but, as Chief Operating Officer, he was eligible to receive sales commissions and other incentives pursuant to Company sales compensation plans. The amount set forth above was his targeted commission award opportunity for fiscal 2009 under the terms of such compensation plans. The total amount actually paid to Mr. Mainz under such plans for fiscal 2009 is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

Outstanding Equity Awards at Fiscal 2009 Year-End

The following table sets forth the outstanding equity awards for each Named Executive Officer as of January 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL 2009 YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Kenneth R. Klein	24,000	0	—	6.33	07/24/13	60,000(1)	478,200	—	—
	2,000,000	0	—	9.15	01/05/14	80,000(2)	637,600	—	—
	200,000	0	—	9.15	01/05/14	50,000(3)	398,500	—	—
	200,000	0	—	9.15	01/05/14	—	—	—	—
	600,000	0	—	12.20	01/05/12	—	—	—	—
	308,333	91,667(4)	—	14.49	12/06/12	—	—	—	—
	114,583	135,417(5)	—	9.94	03/28/14	—	—	—	—
	0	250,000(6)	—	7.10	03/24/15	—	—	—	—
Ian R. Halifax	203,645	221,355(7)	—	10.18	03/21/14	29,200(8)	232,724	—	—
	0	87,500(9)	—	7.10	03/24/15	—	—	—	—
Damian G. Artt	175,000	0	—	12.19	04/12/14	18,750(10)	149,438	—	—
	20,312	4,688(11)	—	12.51	10/07/12	20,000(12)	159,400	—	—
	19,791	5,209(13)	—	13.33	11/21/12	—	—	—	—
	34,375	40,625(14)	—	10.18	03/21/14	—	—	—	—
	0	60,000(15)	—	7.10	03/24/15	—	—	—	—
John J. Bruggeman	95,834	0	—	8.50	02/09/14	9,750(16)	77,708	—	—
	100,000	0	—	12.10	12/01/11	13,300(17)	106,001	—	—
	57,812	17,188(18)	—	14.49	12/06/12	—	—	—	—
	17,187	20,313(19)	—	9.94	03/28/14	—	—	—	—
	0	40,000(20)	—	7.10	03/24/15	—	—	—	—
Barry R. Mainz	111,979	13,021(21)	—	16.91	07/22/12	15,000(22)	119,550	—	—
	28,645	33,855(23)	—	10.18	03/21/14	13,300(24)	106,001	—	—
	0	40,000(25)	—	7.10	03/24/15	—	—	—	—

(1) The restricted stock units were granted on March 28, 2007. The units are converted on a one-to-one basis into shares of Company common stock immediately upon vesting. The units vested 25% on March 28, 2008 and, assuming continued employment with the Company on each scheduled vesting date, 20,000 units will vest on each of March 28, 2009, 2010 and 2011.

(2) The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 20,000 units will vest on each of March 24, 2009, 2010, 2011 and 2012.

(3) The restricted stock units were granted on January 30, 2009. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment

with the Company on each scheduled vesting date, 16,665 units will vest on each January 30, 2010, and 2011; 16,670 will vest on January 30, 2012.

(4) This option was granted on December 6, 2005. The option vested 25% on December 6, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.

(5) This option was granted on March 28, 2007. The option vested 25% on March 28, 2008 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.

(6) This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.

(7) This option was granted on March 21, 2007. The option vested 25% on March 21, 2008 and, assuming continued employment with the Company, the option will vest 2.1% per month thereafter for the next 36 months.

(8) The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date 7,300 units will vest on each of March 24, 2009, 2010, 2011 and 2012.

(9) This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.

(10) The restricted stock units were granted on March 21, 2007. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. The units vested 25% on March 21, 2008 and, assuming continued employment with the Company on each scheduled vesting date, 6,250 units will vest on each of March 21, 2009, 2010 and 2011.

(11) This option was granted on October 7, 2005. The option vested 25% on October 7, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.

(12) The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 5,000 units will vest on each of March 24, 2009, 2010, 2011 and 2012.

(13) This option was granted on November 21, 2005. The option vested 25% on November 21, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.

(14) This option was granted on March 21, 2007. The option vested 25% on March 21, 2008 and, assuming continued employment with the Company, the option will vest 2.1% per month thereafter for the next 36 months.

(15) This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.

(16) The restricted stock units were granted on March 28, 2007. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. The units vested 25% on March 28, 2008 and, assuming continued employment with the Company on each scheduled vesting date, 3,250 units will vest on each of March 28, 2009, 2010 and 2011.

(17) The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 3,325 units will vest on each of March 24, 2009, 2010, 2011 and 2012.

(18) This option was granted on December 6, 2005. The option vested 25% on December 6, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.

(19) This option was granted on March 28, 2007. The option vested 25% on March 28, 2008 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.

(20) This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.

(21) This option was granted on July 22, 2005. The option vested 25% on July 22, 2006 and, assuming continued employment with the Company, the option will vest 2.1% per month thereafter for the next 36 months.

(22) The restricted stock units were granted on March 21, 2007. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. The units vested 25% on March 21, 2008 and, assuming continued employment with the Company on each scheduled vesting date, 5,000 units will vest on each of March 21, 2009, 2010 and 2011.

(23) This option was granted on March 21, 2007. The option vested 25% on March 21, 2008 and, assuming continued employment with the Company, the option will vest 2.1% per month thereafter for the next 36 months.

(24) The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 3,325 units will vest on each of March 24, 2009, 2010, 2011 and 2012.

(25) This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.

Option Exercises and Stock Vested during Fiscal 2009

The following table sets forth option exercises and stock vested for each Named Executive Officer for the fiscal year ended January 31, 2009.

OPTION EXERCISES AND STOCK VESTED
for Fiscal Year ended January 31, 2009

	Option Awards		Stock Awards	
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kenneth R. Klein	—	—	20,000	152,400
Ian R. Halifax	—	—	—	—
Damian G. Artt	—	—	6,250	41,625
John J. Bruggeman	—	—	3,250	24,765
Barry R. Mainz	—	—	5,000	33,300

Policies with Respect to Review, Approval or Ratification of Transactions with Related Persons

As a general matter, it is the preference of Wind River's Board of Directors and management to avoid related party transactions. Wind River's Audit Committee charter requires that members of the Audit Committee, all of whom are independent directors, review, discuss with management and our independent auditor, and approve any transactions or courses of dealing with related parties (for example, significant stockholders of the Company, directors, corporate officers or other members of senior management or their family members) that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties. In its consideration of any related party transactions, the Audit Committee considers current SEC rules that define a related party transaction to include any transaction, arrangement or relationship in which Wind River is a participant and in which any of the following persons has or will have a direct or indirect material interest:

- An executive officer, director or director nominee of Wind River;
- Any person who is known to be the beneficial owner of more than 5% of Wind River's common stock;
- Any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee of Wind River or beneficial owner of more than 5% of Wind River's common stock;

- Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial interest.

All related party transactions are required to be disclosed in Wind River's filings with the Securities and Exchange Commission in accordance with SEC rules.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to Wind River's Code of Business Conduct and Ethics (the "Code of Ethics"), which applies to all officers, directors and employees of Wind River, and its Supplemental Code of Ethics for the Chief Executive Officer and Senior Officers (the "Officers' Code of Ethics"). Under the Company's Code of Ethics and the Officers' Code of Ethics, directors and officers have an obligation to avoid any activity, agreement, business investment or interest or other situation that might in fact or in appearance cause the individual to place his or her own interests, or those of another, above his or her obligation to Wind River. In all instances where the appearance of a conflict exists, the nature of the conflict is to be disclosed to the Company's Legal Department. Where there is a real or perceived conflict or interest involving a member of the Company's Board of Directors, the matter is to be referred to Wind River's Legal Department for interpretation and discussion with the Board of Directors or a committee thereof for resolution.

Potential Payments Upon Termination of Employment or Change of Control.

Wind River has entered into arrangements and/or maintains employee benefit plans, including the Executive Officers' Change of Control Incentive and Severance Benefit Plan and the Vice Presidents' Severance Benefit Plan each described below, that require specific payments and/or benefits to be provided to the Named Executive Officers in the event of termination of employment. In addition, Mr. Klein's employment agreement and Mr. Halifax's offer letter also provide for payments and benefits to be paid to them upon termination in certain circumstances. The following table sets forth the payments and/or benefits that would be owed to each of the Named Executive Officers upon termination of employment in the situations and for the reasons described below, assuming that the triggering event took place on January 30, 2009, the last business day of fiscal 2009. The closing market price per share of our common stock on that date was $7.97.

Proxy

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL AS OF JANUARY 31, 2009

Compensation and Benefits	Resignation for Good Reason without Change of Control (a)	Involuntary Termination without Cause without Change of Control (b)	Involuntary Termination without Cause or Resignation for Good Reason After Change of Control (c)
Base Salary	$ 682,500(1)	$ 682,500(1)	$1,023,750(1)
	$ 400,000(2)	$ 400,000(2)	$ 400,000(2)
		$ 145,000(3)	$ 290,000(3)
		$ 157,500(4)	$ 315,000(4)
		$ 157,500(5)	$ 315,000(5)
Annual Cash Incentive	$ 280,000(1)	$ 280,000(1)	$1,105,000(1)
	$ 98,000(2)	$ 98,000(2)	$ 298,000(2)
			$ 503,824(3)
			$ 241,500(4)
			$ 323,761(5)
In the Money Value of Accelerated Equity Awards (d)	$ 551,308(1)	$ 551,308(1)	$1,731,800(1)
	$ 93,071(2)	$ 93,071(2)	$ 308,849(2)
			$ 216,300(3)
			$ 129,455(4)
			$ 157,350(5)
Health Care Benefits	$ 17,621(1)	$ 17,621(1)	$ 35,243(1)
	$ 8,811(2)	$ 8,811(2)	$ 35,243(2)
		$ 8,811(3)	$ 17,621(3)
		$ 8,811(4)	$ 17,621(4)
		$ 8,811(5)	$ 17,621(5)
Outplacement Services	N/A	$ 7,800(1-5)	N/A
TOTAL:			
Kenneth R. Klein	$1,531,430(1)	$1,539,230(1)	$3,895,793(1)
Ian R. Halifax	$ 599,882(2)	$ 607,682(2)	$1,042,092(2)
Damian G. Artt		$ 161,611(3)	$1,027,745(3)
John J. Bruggeman		$ 174,111(4)	$ 703,577(4)
Barry R. Mainz		$ 174,111(5)	$ 813,733(5)

KEY: (1) Kenneth R. Klein; (2) Ian R. Halifax; (3) Damian G. Artt; (4) John J. Bruggeman; and (5) Barry R. Mainz.

(a) Pursuant to Wind River's employment agreement with Mr. Klein or Mr. Halifax.

(b) Pursuant to the Vice Presidents' Severance Benefit Plan, except for Mr. Klein and Mr. Halifax, each of whose payment would be pursuant to his employment agreement with Wind River.

(c) Pursuant to the Executive Officers' Change of Control Incentive and Severance Benefit Plan described below and, in the case of Mr. Klein and Mr. Halifax, their employment agreement or offer letter with Wind River.

(d) Consists of the dollar value of projected pre-tax proceeds upon exercise of the accelerated portion of vested, in-the-money stock options and the accelerated portion of RSUs, using the closing market price of Wind River's Common Stock on January 30, 2009 of $7.97. Assumes (i) 12 months acceleration of the equity awards of Mr. Klein and Mr. Halifax in connection with their resignation for Good Reason or their involuntary termination without a Change of Control (as such terms are defined in their employment agreements), (ii) 100% acceleration of all equity awards of Mr. Klein and Mr. Halifax in connection with their involuntary termination without Cause or resignation for Good Reason after a Change of Control, and (iii) 24 months acceleration of all equity awards granted to Messrs. Artt, Bruggeman and Mainz in connection with their involuntary termination without Cause or resignation for Good Reason in connection with a Change of Control (as such terms are defined in the Executive Officers' Change of Control Incentive and Severance Benefit Plan).

Executive Officers' Change of Control Incentive and Severance Benefit Plan. In November 1995, the Compensation Committee adopted the Executive Officers' Change of Control Incentive and Severance Benefit Plan (as amended, the "Change of Control Plan") to provide an incentive to our officers with the title of Vice President or above in the event of certain change of control transactions, and severance benefits in the event of certain terminations of employment within 12 months of the change of control. In October 2008, the Change of Control Plan was amended primarily (i) to bring the plan into compliance with Section 409A and (ii) to address the treatment of outstanding restricted stock units under the plan in a manner consistent with the treatment of outstanding stock options under the plan. In January 2009, the Change of Control Plan was amended to replace certain golden parachute excise tax gross-up provisions with "best results" golden parachute excise tax provisions.

Upon the occurrence of a change of control, all eligible officers other than the Chief Executive Officer will receive acceleration of vesting for all equity awards that otherwise would have vested within one year of the date of the change of control. The Chief Executive Officer will receive two years' worth of accelerated vesting.

If an eligible officer is terminated without Cause or voluntarily terminates with Good Reason (as each term is defined in the Change of Control Plan) within 12 months after a change of control, the officer will receive continuing compensation and targeted bonus amounts for a benefit period of 12 months (18 months in the case of our Chief Executive Officer) after termination, a bonus in respect of the year of termination equal to a pro-rated amount of the officer's prior year bonus, reimbursement of health insurance costs for a benefit period of 12 months (18 months in the case of our Chief Executive Officer), and accelerated vesting of equity awards that otherwise would vest within one year of the date of termination.

In the event that any benefits payable to an officer pursuant to the plan constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code or would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the officer's benefits shall be either delivered in full or delivered as to such lesser extent which would result in no portion of such benefits being subject to such tax provisions, whichever of the foregoing amounts results in the receipt by the officer of the greatest amount of benefits on an after-tax basis.

Any benefits payable to an eligible officer under the Change of Control Plan are offset, to the maximum extent permitted by law, by any severance benefits payable by the Company to such officer under any other arrangement covering the individual.

Vice Presidents' Severance Benefit Plan. In May 2001, the Compensation Committee adopted the Vice Presidents' Severance Benefit Plan (as amended, the "Severance Plan") to provide for the payment of severance benefits to certain eligible employees whose employment with Wind River is involuntarily terminated. Eligible employees under the Severance Plan are vice president level or above; however, the Chairman of the Board of Directors and the Chief Executive Officer are not eligible to participate in the Severance Plan. Employees who are eligible for benefits under the Change of Control Plan are not eligible under the Severance Plan, with the result that the Severance Plan shall have no eligible employees for a period of 12 months following a "Change of Control" as such term is defined in the Change of Control Plan. The Severance Plan provides that we will (i) make a cash lump sum payment equal to 26 weeks of base salary and (ii) pay the first six months COBRA continuation coverage premium on behalf of the employee, if the employee elects COBRA continuation coverage. All other non-health benefits will terminate as of the employee's termination date.

In order to receive benefits, an employee must execute a general waiver and release, as well as a non-competition agreement. Additionally, no employee is eligible for benefits under the Severance Plan if the employee is involuntarily terminated for reasons related to job performance or if the employee voluntarily terminates his or her employment, including by resignation, retirement or failure to return from a leave of absence as scheduled. An employee who has executed an individually negotiated employment contract or agreement with the Company relating to severance benefits that is in effect on his or her termination date is not eligible for benefits under the Severance Plan except to the extent additional benefits are available under the Severance Plan that are not provided in his or her individually negotiated agreement. As discussed above under "Employment Agreements with Executive Officers" on page 47, Messrs. Klein and Halifax each have an individually negotiated agreement in place.

In October 2008, the Compensation Committee approved certain amendments to the Severance Plan primarily to bring the plan into compliance with Section 409A.

Indemnification and Limitation of Director and Officer Liability

We have entered into indemnity agreements with certain officers and directors, which agreements provide, among other things, that we will indemnify the officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings with respect to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Wind River, and otherwise to the full extent permitted under Delaware law and our bylaws.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own 10% or more of a registered class of Wind River's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Wind River. Executive officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

We believe, based solely on a review of the copies of such reports furnished to us, that during the fiscal year ended January 31, 2009, all Section 16(a) filing requirements applicable to our executive officers, directors and 10% beneficial owners were timely filed.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in the following Audit Committee report shall not be deemed to be (i) "soliciting material", (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The Report of the Audit Committee of the Board of Directors shall not be deemed incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate the report by reference into such filing.

The following is the report of the Audit Committee of the Board of Directors with respect to our audited financial statements for the year ended January 31, 2009, which include our consolidated balance sheets as of January 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the twelve months ended January 31, 2009, 2008 and 2007 and the notes thereto:

1. The Audit Committee has reviewed and discussed our audited financial statements with management;
2. The Audit Committee has discussed with PricewaterhouseCoopers LLP, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
3. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the Public Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from us.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the year ended January 31, 2009 for filing with the SEC.

Respectfully submitted by:

THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

John C. Bolger, Chairman
Grant M. Inman
Harvey C. Jones

HOUSEHOLDING AND ELECTRONIC DELIVERY

We have adopted a process approved by the Securities and Exchange Commission called "householding." Under this process, a householding notice will be sent to stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials, and they will receive only one copy of our annual report and proxy statement unless one or more of the stockholders notifies us that they wish to continue receiving individual copies. This process reduces our printing costs and postage fees. Each stockholder who participates in householding will continue to receive a separate proxy card.

If any stockholders in your household wish to receive a separate annual report and a separate proxy statement, they may call our Investor Relations department at 1-866-296-536 or write to us at Wind River Systems, Inc., Attention: Investor Relations, 500 Wind River Way, Alameda, CA 94501. Other stockholders who have multiple accounts in their names or who share an address with other stockholders can authorize us to discontinue mailings of multiple annual reports and proxy statements by calling or writing to Investor Relations.

We encourage you to sign up for electronic delivery of future Wind River annual reports and proxy materials in order to conserve natural resources and help us save costs in producing and distributing these materials. If you wish to receive electronic copies of or access to our current and/or future annual report and proxy materials, please follow the instructions contained on the Notice of Internet Availability or the enclosed proxy card, call our Investor Relations department at 1-866-296-5361, email our Investor Relations department at ir@windriver.com or visit our investor relations website at *http://ir.windriver.com.*

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented or otherwise allowed to be considered at the Annual Meeting, the persons named in the enclosed proxy will have discretion to vote shares they represent in accordance with their own judgment on such matters.

BY ORDER OF THE BOARD OF DIRECTORS



Ian Halifax
Senior Vice President, Finance and Administration,
Chief Financial Officer and Secretary

Alameda, California
May 4, 2009

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WIND RIVER SYSTEMS, INC.
2005 EQUITY INCENTIVE PLAN
Amended and restated April 27, 2009

1. Purposes of the Plan. The purposes of this Equity Incentive Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Service Providers, and
- to promote the success of the Company's business.

Awards granted under the Plan may be Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Shares, Performance Units or Deferred Stock Units, as determined by the Administrator at the time of grant.

2. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) "Applicable Laws" means the requirements relating to the administration of equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan.

(c) "Award" means, individually or collectively, a grant under the Plan of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Shares, Performance Units or Deferred Stock Units.

(d) "Award Agreement" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e) "Awarded Stock" means the Common Stock subject to an Award.

(f) "Board" means the Board of Directors of the Company.

(g) "Change of Control" means the occurrence of any of the following events, in one or a series of related transactions:

(i) any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than the Company, a subsidiary of the Company or a Company employee benefit plan, including any trustee of such plan acting as trustee, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors; or

(ii) a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) the sale or disposition by the Company of all or substantially all the Company's assets; or

(iv) a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (A) are Directors as of the date this Plan is approved by the Board, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors and whose election or nomination was not in connection with any transaction described in (i) or (ii) above or in connection with an actual or threatened proxy contest relating to the election of directors of the Company.

(h) "Code" means the Internal Revenue Code of 1986, as amended.

(i) "Committee" means a Committee appointed by the Board in accordance with Section 4 of the Plan.

(j) "Common Stock" means the Common Stock of the Company.

(k) "Company" means Wind River Systems, Inc.

(l) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services and who is compensated for such services.

(m) "Deferred Stock Unit" means a deferred stock unit Award granted to a Participant pursuant to Section 16.

(n) "Director" means a member of the Board.

(o) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 91st day of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option.

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(r) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market of the National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") System, the Fair Market Value of a Share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such system or exchange (or the exchange with the greatest volume of trading in Common Stock) on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is quoted on the Nasdaq System (but not on the Nasdaq Global Select Market thereof) or is regularly quoted by a recognized securities dealer but selling prices are not reported, the

Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(s) "Fiscal Year" means a fiscal year of the Company.

(t) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(u) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(v) "Notice of Grant" means a written or electronic notice evidencing certain terms and conditions of an individual Award. The Notice of Grant is part of the Option Agreement.

(w) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x) "Option" means a stock option granted pursuant to the Plan.

(y) "Option Agreement" means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(z) "Outside Director" means a Director who is neither an Employee nor a Consultant.

(aa) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(bb) "Participant" means the holder of an outstanding Award granted under the Plan.

(cc) "Performance Based-Compensation" means compensation compliant with Code Section 162(m)(4)(C), related Treasury Regulations and other guidance promulgated by the Internal Revenue Service.

(dd) "Performance Goals" means goal(s) or combined goals determined by the Administrator (in its discretion) to be applicable to an Award. As determined by the Administrator, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following objectively determinable measures: (i) cash flow (including operating cash flow or free cash flow), (ii) revenue (on an absolute basis or adjusted for currency effects), (iii) gross margin, (iv) operating expenses or operating expenses as a percentage of revenue, (v) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings, and may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB") or adjusted to exclude any or all non-GAAP or non-IASB items), (vi) earnings per share (on a GAAP, non-GAAP, IASB or non-IASB basis), (vii) growth in any of the foregoing measures, (viii) stock price, (ix) return on equity or average stockholders' equity, (x) total stockholder return, (xi) growth in stockholder value relative to the moving average of the S&P 500 Index or another index, (xii) return on capital, (xiii) return on assets or net assets, (xiv) return on investment, (xv) economic value added, (xvi) operating profit, controllable operating profit, or net operating profit, (xvii) operating margin, (xviii) cash conversion cycle, (xix) market share, (xx) contract awards or backlog, (xxi) overhead or other expense reduction,

(xxii) credit rating, (xxiii) improvement in workforce diversity, (xxiv) customer indicators, (xxv) new product invention or innovation, (xxvi) attainment of research and development milestones, (xxvii) improvements in productivity, (xxviii) attainment of objective operating goals, (xxix) bookings, and (xxx) individual employee performance metrics. Performance Goals may differ from Participant to Participant and from Award to Award. Any Performance Goal may be tested or measured, as applicable, (1) in absolute terms, (2) in relative terms (including, but not limited, the passage of time and/or against other companies or financial metrics), (3) on a per share and/or share per capita basis, (4) against the performance of the Company as a whole or against particular segments or products of the Company, and/or (5) on a pre-tax or after-tax basis. On or prior the latest time permitted under Code Section 162(m), the Administrator shall determine whether any element(s) (for example, but not by way of limitation, the effect of mergers or acquisitions) shall be included in or excluded from the calculation of any Performance Goal with respect to any Award (whether or not such determinations result in any Performance Goal being measured on a basis other than GAAP or IASB).

(ee) "Performance Share" means a performance share Award granted to a Participant pursuant to Section 14.

(ff) "Performance Unit" means a performance unit Award granted to a Participant pursuant to Section 15.

(gg) "Plan" means this 2005 Equity Incentive Plan.

(hh) "Restricted Stock" means Shares granted pursuant to Section 12 of the Plan.

(ii) "Restricted Stock Unit" means an Award granted pursuant to Section 13 of the Plan.

(jj) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(kk) "Section 16(b)" means Section 16(b) of the Securities Exchange Act of 1934, as amended.

(ll) "Service Provider" means an Employee, Consultant or Director.

(mm) "Share" means a share of the Common Stock, as adjusted in accordance with Section 18 of the Plan.

(nn) "Stock Appreciation Right" or "SAR" means an Award granted pursuant to Section 11 hereof.

(oo) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan. Subject to the provisions of Section 22 of the Plan, the maximum aggregate number of Shares which may be issued under the Plan is 18,750,000 Shares plus any shares subject to any outstanding options under the Company's 1987 Equity Incentive Plan, the Company's 1998 Non-Officer Stock Option Plan, the Company's 1998 Equity Incentive Plan and the Company's 1995 Non-Employee Directors' Stock Option Plan that subsequently expire unexercised, up to a maximum of an additional 2,500,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.

Any Shares subject to Options or SARs shall be counted against the numerical limits of this Section 3 as one share for every share subject thereto. Any Shares or units subject to Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units or Deferred Stock Unit Awards with a per share or unit purchase price lower than 100% of Fair Market Value on the date of grant shall be counted against the numerical limits of this Section 3 as 1.5 shares for every one share subject thereto. To the extent that a Share that was subject to an

Award that counted as 1.5 Shares against the Plan reserve pursuant to the preceding sentence is recycled back into the Plan under the next paragraph of this Section 3, the Plan shall be credited with 1.5 Shares.

If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Performance Shares or Restricted Stock Units, is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and SARs, the forfeited or repurchased shares) which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to SARs, when a SAR is exercised, the full number of Shares subject to that portion of the SAR being exercised shall be counted against the numerical limits of the first paragraph of Section 3 above, regardless of the number of shares used to settle the SAR upon exercise. Shares that have actually been issued under the Plan under any Award shall not be returned to the Plan and shall not become available for future distribution under the Plan; provided, however, that if Shares of Restricted Stock, Performance Shares or Restricted Stock Units are repurchased by the Company at their original purchase price or are forfeited to the Company, such Shares shall become available for future grant under the Plan. Shares used to pay the exercise price of an Option shall not become available for future grant or sale under the Plan. Shares used to satisfy tax withholding obligations shall not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than stock, such cash payment shall not reduce the number of Shares available for issuance under the Plan. Any payout of Performance Units, because they are payable only in cash, shall not reduce the number of Shares available for issuance under the Plan. Conversely, any forfeiture of Performance Units shall not increase the number of Shares available for issuance under the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. The Plan may be administered by different Committees with respect to different groups of Service Providers.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(r) of the Plan;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine whether and to what extent Awards or any combination thereof, are granted hereunder;

(iv) to determine the number of shares of Common Stock or equivalent units to be covered by each Award granted hereunder;

(v) to approve forms of agreement for use under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options or SARs may be exercised or other Awards vest (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vii) to construe and interpret the terms of the Plan and Awards;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

(ix) to modify or amend each Award (subject to Section 24(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options and SARs longer than is otherwise provided for in the Plan (but not longer than their original maximum term);

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award (or distribution of a Deferred Stock Unit) that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld (but no more). The Fair Market Value of any Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xii) to determine the terms and restrictions applicable to Awards; and

(xiii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Participants and any other holders of Awards.

5. Eligibility. Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Stock Appreciation Rights, Deferred Stock Units and Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees. Outside Directors shall receive automatic awards pursuant to Section 17 hereof and may also receive other awards at the discretion of the Administrator.

6. No Employment Rights. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant's employment with the Company or its Subsidiaries, nor shall they interfere in any way with the Participant's right or the Company's or Subsidiary's right, as the case may be, to terminate such employment at any time, with or without cause or notice.

7. Code Section 162(m) Provisions.

(a) Option and SAR Annual Share Limit. No Participant shall be granted, in any Fiscal Year, Options and Stock Appreciation Rights to purchase more than 1,000,000 Shares; provided, however, that such limit shall be 3,000,000 Shares in the Participant's first Fiscal Year of Company service.

(b) Restricted Stock, Restricted Stock Units and Performance Share Annual Limit. With respect to any Restricted Stock, Restricted Stock Unit, or Performance Share Awards that the Administrator intends to qualify as Performance-Based Compensation, no Participant shall be granted, in any Fiscal Year, more than 1,000,000 Shares of such Awards; provided, however, that such limit shall be 1,500,000 Shares in the Participant's first Fiscal Year of Company service.

(c) Performance Units Annual Limit. With respect to any Performance Units that the Administrator intends to qualify as Performance-Based Compensation, no Participant shall receive such Performance Units, in any Fiscal Year, having an initial value greater than $1,000,000, provided, however, that such limit shall be $3,000,000 in the Participant's first Fiscal Year of Company service.

(d) Section 162(m) Performance Restrictions. For purposes of qualifying grants of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units as Performance-Based Compensation, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units to qualify as Performance-Based Compensation. In granting Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units which are intended to qualify under as Performance-Based Compensation, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award as Performance-Based Compensation (e.g., in determining the Performance Goals).

8. Changes in Capitalization. The numerical limitations in Sections 7(a) and (b) shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 22(a).

9. Term of Plan. The Plan shall continue in effect for a term of ten (10) years following the date upon which the Board approved the Plan in 2005.

10. Stock Options.

(a) Term. The term of each Option shall be stated in the Notice of Grant; provided, however, that the term shall be ten (10) years from the date of grant or such shorter term as may be provided in the Notice of Grant. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Notice of Grant.

(b) Option Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator and shall be no less than 100% of the Fair Market Value per share on the date of grant; provided, however, that in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(c) No Repricing. The exercise price for an Option may not be reduced without the consent of the Company's stockholders. This shall include, without limitation, a repricing of the Option as well as an Option exchange program whereby the Participant agrees to cancel an existing Option in exchange for cash or an Option, SAR or other Award.

(d) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised. In so doing, the Administrator may specify that an Option may not be exercised until the completion of a service period or until performance milestones are satisfied.

(e) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Subject to Applicable Laws, such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) other Shares which (A) in the case of Shares acquired upon exercise of an option, have been owned by the Participant for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale proceeds required to pay the exercise price;

(v) any combination of the foregoing methods of payment; or

(vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(f) Exercise of Option; Rights as a Stockholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement.

An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the optioned stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 22 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(g) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(h) Disability. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(i) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Option Agreement (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Option Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve months following Participant's death. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(j) ISO $100,000 Rule. Each Option shall be designated in the Notice of Grant as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value:

(i) of Shares subject to a Participant's Incentive Stock Options granted by the Company, any Parent or Subsidiary, which

(ii) become exercisable for the first time during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 10(j), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time of grant.

11. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. Subject to Section 7(a) of the Plan, the Administrator shall have complete discretion to determine the number of SARs granted to any Participant.

(b) Exercise Price and other Terms. Subject to Section 7(a) of the Plan, the Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan; provided, however, that no SAR may have a term of more than ten (10) years from the date of grant. The per share exercise price for an SAR shall be determined by the Administrator and shall be no less than

100% of the Fair Market Value per share on the date of grant. The exercise price for the Shares or cash to be issued pursuant to an already granted SAR may not be reduced without the consent of the Company's stockholders. This shall include, without limitation, a repricing of the SAR as well as an SAR exchange program whereby the Participant agrees to cancel an existing SAR in exchange for cash, an Option, SAR or other Award.

(c) Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) the number of Shares with respect to which the SAR is exercised.

(d) Payment upon Exercise of SAR. At the discretion of the Administrator, and as specified in the Award Agreement, payment for a SAR may be in cash, Shares or a combination thereof.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, whether or not it may be settled in cash and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) Expiration of SARs. A SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement.

(g) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability termination, the Participant may exercise his or her SAR within such period of time as is specified in the SAR Agreement to the extent that the SAR is vested on the date of termination (but in no event later than the expiration of the term of such SAR as set forth in the SAR Agreement). In the absence of a specified time in the SAR Agreement, the SAR shall remain exercisable for three months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire SAR, the Shares covered by the unvested portion of the SAR shall revert to the Plan. If, after termination, the Participant does not exercise his or her SAR within the time specified by the Administrator, the SAR shall terminate, and the Shares covered by such SAR shall revert to the Plan.

(h) Disability. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her SAR within such period of time as is specified in the SAR Agreement to the extent the SAR is vested on the date of termination (but in no event later than the expiration of the term of such SAR as set forth in the SAR Agreement). In the absence of a specified time in the SAR Agreement, the SAR shall remain exercisable for twelve (12) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire SAR, the Shares covered by the unvested portion of the SAR shall revert to the Plan. If, after termination, the Participant does not exercise his or her SAR within the time specified herein, the SAR shall terminate, and the Shares covered by such SAR shall revert to the Plan.

(i) Death of Participant. If a Participant dies while a Service Provider, the SAR may be exercised following the Participant's death within such period of time as is specified in the SAR Agreement (but in no event may the SAR be exercised later than the expiration of the term of such SAR as set forth in the SAR Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such SAR may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the SAR is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the SAR Agreement, the SAR shall remain exercisable for twelve (12) months following Participant's death. If the SAR is not so exercised within the time specified herein, the SAR shall terminate, and the Shares covered by such SAR shall revert to the Plan.

Proxy

12. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and conditions of the Plan, Restricted Stock may be granted to Participants at any time as shall be determined by the Administrator, in its sole discretion. Subject to Section 7(b) hereof, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Restricted Stock award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component, upon which is conditioned the grant, vesting or issuance of Restricted Stock.

(b) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Restricted Stock granted under the Plan. Restricted Stock grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the stock or the restricted stock unit is awarded. The Administrator may require the recipient to sign a Restricted Stock Award agreement as a condition of the award. Any certificates representing the Shares of stock awarded shall bear such legends as shall be determined by the Administrator.

(c) Restricted Stock Award Agreement. Each Restricted Stock grant shall be evidenced by an agreement that shall specify the purchase price (if any) and such other terms and conditions as the Administrator, in its sole discretion, shall determine; provided; however, that if the Restricted Stock grant has a purchase price, such purchase price must be paid no more than ten (10) years following the date of grant.

13. Restricted Stock Units.

(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. Subject to Section 7(b) hereof, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Restricted Stock Unit award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on continued service but may include a performance-based component, upon which is conditioned the grant or vesting of Restricted Stock Units. Restricted Stock Units shall be granted in the form of units to acquire Shares. Each such unit shall be the equivalent of one Share for purposes of determining the number of Shares subject to an Award. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the units to acquire Shares.

(b) Vesting Criteria and Other Terms. The Administrator shall set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion.

(c) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant shall be entitled to receive a payout as specified in the Restricted Stock Unit Award Agreement. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d) Form and Timing of Payment. Payment of earned Restricted Stock Units shall be made as soon as practicable after the date(s) set forth in the Restricted Stock Unit Award Agreement. The Administrator shall pay earned Restricted Stock Units in Shares.

(e) Cancellation. On the date set forth in the Restricted Stock Unit Award Agreement, all unearned Restricted Stock Units shall be forfeited to the Company.

14. Performance Shares.

(a) Grant of Performance Shares. Subject to the terms and conditions of the Plan, Performance Shares may be granted to Participants at any time as shall be determined by the Administrator, in its sole discretion. Subject to Section 7(b) hereof, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Performance Share award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Shares. Performance Shares shall be granted in the form of units to acquire Shares. Each such unit shall be the equivalent of one Share for purposes of determining the number of Shares subject to an Award. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the units to acquire Shares.

(b) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Shares granted under the Plan. Performance Share grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the stock is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Shares agreement as a condition of the award. Any certificates representing the Shares of stock awarded shall bear such legends as shall be determined by the Administrator.

(c) Performance Share Award Agreement. Each Performance Share grant shall be evidenced by an agreement that shall specify such other terms and conditions as the Administrator, in its sole discretion, shall determine.

15. Performance Units.

(a) Grant of Performance Units. Performance Units are similar to Performance Shares, except that they shall be settled in a cash equivalent to the Fair Market Value of the underlying Shares, determined as of the vesting date. Subject to the terms and conditions of the Plan, Performance Units may be granted to Participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Units. Performance Units shall be granted in the form of units to acquire Shares. Each such unit shall be the cash equivalent of one Share of Common Stock. No right to vote or receive dividends or any other rights as a stockholder shall exist with respect to Performance Units or the cash payable thereunder.

(b) Number of Performance Units. Subject to Section 7(c) hereof, the Administrator will have complete discretion in determining the number of Performance Units granted to any Participant.

(c) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Units granted under the Plan. Performance Unit grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the grant is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Unit agreement as a condition of the award. Any certificates representing the units awarded shall bear such legends as shall be determined by the Administrator.

(d) Performance Unit Award Agreement. Each Performance Unit grant shall be evidenced by an agreement that shall specify such terms and conditions as the Administrator, in its sole discretion, shall determine.

16. Deferred Stock Units.

(a) Description. Deferred Stock Units shall consist of a Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator. Deferred Stock Units shall remain subject to the claims of the Company's general creditors until distributed to the Participant.

(b) 162(m) Limits. Deferred Stock Units shall be subject to the annual 162(m) limits applicable to the underlying Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit Award as set forth in Section 7 hereof.

17. Automatic RSU Grants to Outside Directors. All grants to Outside Directors under this Section 17 shall be automatic and non-discretionary and shall be made in accordance with the following provisions:

(a) First RSU. Each Outside Director shall be automatically granted a Restricted Stock Unit covering 30,000 Shares (the "First RSU") upon the date on which such person first becomes a Director, whether through election by the stockholders of the Company or appointment by the Board of Directors to fill a vacancy.

(b) Annual RSU. On April 1 of each year (A) each Outside Director who was an Outside Director on April 1 of the previous year shall be automatically granted a Restricted Stock Unit covering 18,000 Shares, and (B) each Outside Director who was not an Outside Director on April 1 of the previous year shall be automatically granted a Restricted Stock Unit covering the number of Shares determined by multiplying 18,000 Shares by a fraction, the numerator of which is the number of days since the Outside Director received their First RSU, and the denominator of which is 365, rounded down to the nearest whole Share (in either case, the "Annual RSU").

(c) Share Shortfall. Notwithstanding the provisions of subsections (a) and (b) hereof, in the event that an automatic grant hereunder would cause the number of Shares subject to outstanding Awards plus the number of Shares previously issued pursuant to the Plan to exceed the number of Shares available for issuance under the Plan, then each such automatic grant shall be for that number of Shares determined by dividing the total number of Shares remaining available for grant by the number of Outside Directors on the automatic grant date. Any further grants shall then be deferred until such time, if any, as additional Shares become available for grant under the Plan.

(d) RSU Vesting. Restricted Stock Units granted under this Section 17 shall vest and be settled as follows:

(i) the First RSU shall vest and be settled as to 25% of the covered Shares on each anniversary of the grant date, so as to become 100% vested and settled on the four year anniversary of the grant date, subject to the Participant remaining a Service Provider through each vesting date.

(ii) the Annual RSUs shall vest and be settled as to 100% of the covered Shares on the first anniversary of the grant date, subject to the Participant remaining a Service Provider through each vesting date.

18. Leaves of Absence. Unless the Administrator provides otherwise or except as otherwise required by Applicable Laws, vesting of Awards granted hereunder shall cease commencing on the first day of any unpaid leave of absence and shall only recommence upon return to active service.

19. Part-Time Service. Unless the Administrator provides otherwise or except as otherwise required by Applicable Laws, any service-based vesting of Awards granted hereunder shall be extended on a proportionate basis in the event an Employee transitions to a work schedule under which they are customarily scheduled to work on less than a full-time basis, or if not on a full-time work schedule, to a schedule requiring fewer hours of

service. Such vesting shall be proportionately re-adjusted prospectively in the event that the Employee subsequently becomes regularly scheduled to work additional hours of service.

20. Death of Participant. Unless determined otherwise by the Administrator and set forth in an Award Agreement, in the event a Participant dies while a Service Provider, then 100% of the Shares or units subject to his or her outstanding Awards shall vest 100% on the date of death.

21. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate; provided, however, that in no event shall an Award be transferable for value.

22. Adjustments Upon Changes in Capitalization, Dissolution or Liquidation or Change of Control.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share of Common Stock covered by each such outstanding Award and the 162(m) fiscal year share issuance limits under Sections 7(a) and (b) hereof shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Compensation Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Option or SAR until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised (with respect to Options and SARs) or vested (with respect to other Awards), an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change of Control.

(i) Stock Options and SARs. In the event of a Change of Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation (except for Outside Director Awards granted pursuant to Section 17 hereof). With respect to (i) Outside Director Awards granted pursuant to Section 17 hereof, and (ii) Options or SARs that the successor corporation refuses to assume or substitute, the Participant shall fully vest in and have the right to exercise the Award as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR becomes fully vested and exercisable pursuant to the preceding sentence, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change of Control, the option or stock appreciation right confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the Change of Control, the consideration (whether stock, cash, or other securities or property) received in the Change of Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change of Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each Share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change of Control.

(ii) Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Deferred Stock Units. In the event of a Change of Control, each outstanding Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit and Deferred Stock Unit award shall be assumed or an equivalent Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit and Deferred Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. With respect to (i) Outside Director RSUs granted pursuant to Section 17 hereof, and (ii) Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit and Deferred Stock Unit awards that the successor corporation refuses to assume or substitute, the Participant shall fully vest in all of the Awarded Stock (or with respect to Performance Units, the cash equivalent thereof), including Shares as to which it would not otherwise be vested. For the purposes of this paragraph, a Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit and Deferred Stock Unit award shall be considered assumed if, following the Change of Control, the award confers the right to purchase or receive, for each Share (or with respect to Performance Units, the cash equivalent thereof) subject to the Award immediately prior to the Change of Control, the consideration (whether stock, cash, or other securities or property) received in the Change of Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change of Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received, for each Share and each unit/right to acquire a Share subject to the Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change of Control.

23. Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

24. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan; provided, however, that the Board may not materially amend the Stock Plan without obtaining stockholder approval.

(b) Stockholder Approval. The Company shall obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Section 422 of the Code (or any successor rule or statute or other applicable law, rule or regulation, including the requirements of any exchange or quotation system on which the Common Stock is listed or quoted). Such stockholder approval, if required, shall be obtained in such a manner and to such a degree as is required by the applicable law, rule or regulation.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing (or electronic format) and signed by the Participant and the Company.

25. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of the Award or the issuance and delivery of such Shares (or with respect to Performance Units, the cash equivalent thereof) shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

26. Liability of Company.

(a) Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(b) Grants Exceeding Allotted Shares. If the Awarded Stock covered by an Award exceeds, as of the date of grant, the number of Shares which may be issued under the Plan without additional stockholder approval, such Award shall be void with respect to such excess Awarded Stock, unless stockholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with Section 24(b) of the Plan.

27. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33061

WIND RIVER SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2873391**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

500 Wind River Way, Alameda, California 94501
(Address of principal executive offices)

(510) 748-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 31, 2008, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant, based upon the closing price on the NASDAQ Global Select Market on July 31, 2008 was approximately $812,505,183. For purposes of this disclosure, shares of common stock held by persons who hold more than 10% of the outstanding shares of common stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for any other purpose.

As of March 20, 2009, there were 76,590,522 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information called for by Part III of this Form 10-K is incorporated by reference to the definitive proxy statement for the Registrant's 2009 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after January 31, 2009.

WIND RIVER SYSTEMS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 31, 2009

TABLE OF CONTENTS

			Page
Part I.	Item 1.	Business	4
	Item 1A.	Risk Factors	17
	Item 1B.	Unresolved Staff Comments	29
	Item 2.	Properties	29
	Item 3.	Legal Proceedings	30
	Item 4.	Submission of Matters to a Vote of Security Holders	30
Part II.	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
	Item 6.	Selected Financial Data	33
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
	Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	64
	Item 8.	Financial Statements and Supplementary Data	66
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	114
	Item 9A.	Controls and Procedures	114
	Item 9B.	Other Information	115
Part III.	Item 10.	Directors, Executive Officers and Corporate Governance	116
	Item 11.	Executive Compensation	116
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	117
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	118
	Item 14.	Principal Accounting Fees and Services	118
Part IV.	Item 15.	Exhibits and Financial Statement Schedules	119
Signatures			122

Unless stated otherwise, references in this report to "Wind River," "we," "our," "us" or "the Company" refer to Wind River Systems, Inc., a Delaware corporation, and its consolidated subsidiaries.

Wind River, VxWorks, and Wind are registered trademarks of Wind River Systems, Inc., and Wind River Systems is the trademark of Wind River Systems, Inc. All other names mentioned are trademarks, registered trademarks or service marks of their respective companies or organizations.

Form 10-K

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report on Form 10-K, the words "could," "may," "anticipate," "believe," "estimate," "expect," "intend," "plan" and variations of such words and similar expressions as they relate to our management or to Wind River are intended to identify these forward-looking statements. These forward-looking statements include, but are not limited to, statements related to our expected business, results of operations, future financial position, business strategy, including acceptance of our product lines and business models, our ability to increase our revenues, including deferred revenues, our ability to grow our Linux business, the mix of licensing models adopted by our customers, our ability to increase our services backlog, our cost of product, subscription and services, savings related to our reorganization plan, our financing plans and capital requirements, our investments, our impairment losses on investments, intangible assets and goodwill, our expenses, including changes in selling and marketing, product development and engineering and general and administrative expenses, our restructuring charges, the potential release of all or a portion of our valuation allowance associated with our U.S. deferred tax assets, our accounting for certain acquisitions, the effect of recent accounting pronouncements ,the likelihood of realization of deferred tax assets, the potential effect of litigation against us, forecasted trends relating to our sales or the markets in which we operate or are targeting and similar matters and include statements based on current expectations, estimates, forecasts and projections about the economies and markets in which we operate and our beliefs and assumptions regarding these economies and markets.

These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include, but are not limited to, continuing or worsening weakness in the economy generally or in the technology sector specifically, the ability of our customers to sell products that include our software, the degree of success of our new and current products, business models and market strategies, our ability to achieve our targeted mix of product and services business, our ability to address rapidly changing technology and markets and to deliver our products on a timely basis, our ability to grow our Linux business, the impact of competitive products and pricing, the success of our strategic relationships, the financial stability of our customers, our ability to integrate successfully recent acquisitions and to negotiate, complete and integrate future strategic transactions on favorable terms, the costs of litigation and the impact of other costs and the other factors discussed under Part I, Item 1A, "Risk Factors."

These forward-looking statements speak only as of the date this Annual Report on Form 10-K was filed and of information actually known by us at that time. We do not intend to update these forward-looking statements to reflect events or circumstances that occur after the filing of this Annual Report on Form 10-K or to reflect the occurrence or effect of anticipated events, except as required by law.

PART I

ITEM 1. BUSINESS

General

Wind River is a global leader in Device Software Optimization (DSO). We develop, market and sell operating systems, middleware and software development tools that allow our customers to develop, run, and manage their device products faster, better, at lower cost and more reliably. We offer our customers a choice of leading real-time, proprietary operating systems and open-source, commercial-grade Linux operating systems. We also offer our comprehensive, Eclipse-based Workbench software development suite that allows our customers to manage the design, development, debugging and testing of their device software systems, as well as leading device test solutions that allow our customers to test, diagnose and resolve defects in device software. Our customers manufacture devices as varied as set-top boxes, in-vehicle infotainment systems, mobile handsets, Internet routers, avionics control panels and coronary pacemakers. Our operating systems are currently deployed in millions of devices. Our business is diversified by geography and vertical markets. We have global sales presence with operations in four regional groups—North America, EMEA (comprising Europe, the Middle East and Africa), Japan and the Asia Pacific region. We categorize our customer base by vertical market—Aerospace and Defense; Consumer including Mobile; Industrial and Automotive including Medical; and Networking Equipment.

As demand for connectivity, security, mobility and multicore processing increases, devices across many industries are becoming more complex. In order to meet these needs, device manufacturers are designing more feature-rich products driven by smaller, more powerful microprocessors that require increasingly sophisticated software operating systems. At the same time, device manufacturers are facing mounting pressures to bring new products to market more quickly and with more competitive pricing. To respond to these challenges, device manufacturers are increasingly adopting commercial, off-the-shelf (COTS) device operating systems and related DSO solutions and technologies.

Wind River's DSO solutions combine an open, Eclipse-based suite of software development tools, a choice of proprietary and open-source operating systems and industry-specific middleware to offer device manufacturers scalable COTS software development platforms. We complement our platform product offerings with a set of validated hardware and software partner technologies and device test solutions, as well as industry-leading technical support and professional services to assist customers with project design and management.

We are also investing in the development and delivery of broad multicore software solutions. The rapid proliferation of multicore processors is causing a significant disruption in the device market. The advent of true parallel execution of software is increasing the complexity of both porting and developing applications for multicore processors and is changing the way device manufacturers write software and configure their systems. To address these challenges, we offer a Multicore Software solution that is a comprehensive development environment, supported by our VxWorks and Wind River Linux operating systems, broad multicore software design configurations, including symmetric multiprocessing (SMP) and asymmetric multiprocessing (AMP), virtualization, and optimization tools.

At the beginning of fiscal year 2009, we reorganized our operations into four product divisions: VxWorks, Linux, Tools and Device Test. As a result of this reorganization, we have been reporting our results of operations for each of the following reportable segments since the beginning of our 2009 fiscal year:

- *VxWorks.* This segment reports the results of operations of our VxWorks product division, which develops, markets and sells our proprietary VxWorks real-time operating system and related products and services.
- *Linux.* This segment reports the results of operations of our Linux product division, which develops, markets and sells our open-source-based, commercial-grade Linux operating systems and related products and services.

- *Non-Core Products and Design Services.* Due to the current revenue and income contributions of these products and services, we are reporting separately in this segment our results of operations of our pSOS real-time operating system, which was acquired from Integrated Systems, Inc. in fiscal 2001, certain other non-core products and turn-key product design services.
- *All Other.* This segment reports the results of operations of non-platform sales of our Tools product division and our Device Test product division on a combined basis.

Detailed financial information about each of the reportable segments listed above can be found in Note 13 "Segment and Geographic Information" to the notes to consolidated financial statements filed as part of this Annual Report on Form 10-K.

Wind River was incorporated in California in February 1983 and reincorporated in Delaware in April 1993. Our mailing address and principal executive offices are located at 500 Wind River Way, Alameda, California, 94501, and the telephone number at that location is 510-748-4100. Our website is www.windriver.com. Information posted on our website is not incorporated by reference into this Annual Report on Form 10-K.

Device Software

Device operating systems are embedded in electronic devices to control the operation of a device and to facilitate the execution of higher-level application software. Device operating systems generally require high reliability, real-time response, fast boot-times, small memory footprints and low power consumption.

Device software application development has evolved from a relatively small part of building a device to a larger, more complex engineering effort. As more powerful microprocessors become available and decrease in price, device software is being used in a wider range of products. Hardware innovations, such as multicore processors, make faster, more powerful and more versatile devices possible, but they also require more functionality from operating systems and development tools.

Device developers face many challenges. They must differentiate their devices in an increasingly crowded marketplace, increasingly through software rather than hardware. They must integrate multiple technologies, tools and solutions from multiple sources and work with dispersed teams, which often results in enormous complexity. They must reduce time-to-market without sacrificing quality, cut development costs without risking project deadlines and incorporate new technologies and features to respond to rapidly changing customer demands. With internal software development efforts, device developers may have greater control over their software systems, but costs and complexity often escalate, quality can deteriorate and time-to-market can lengthen. In some cases, device manufacturers have to employ many developers to develop tools internally that are commercially available. In other cases, device manufacturers have to support dozens of different operating systems across multiple product lines.

The DSO industry arose to address these challenges faced by device developers. Device software solutions help customers streamline the software development process, making it simpler and more economical for device developers to build products with new capabilities. COTS DSO solutions free valuable developer resources to focus on differentiation instead of core platform development, maintenance and stabilization. They enable creation of differentiated devices, reduce time-to-market, reduce tools investments and facilitate standardization across projects and enterprises. We believe that device developers are increasingly shifting away from internally-developed device software systems toward well-integrated, commercial solutions from trusted suppliers. We believe this movement has been accelerating recently as more companies build more devices with more features and more software content than ever before.

Our Strategy

Our objectives are to strengthen our leadership position in the DSO industry and to increase our revenue and profitability. To achieve these objectives, we are pursuing the following strategic initiatives:

- *Investing in targeted growth product areas:* We are focusing engineering, sales, and marketing resources in certain targeted growth product areas, including Linux platforms, Multiple Independent Levels of Security (MILS) solutions in the aerospace and defense industry and multiprocessing capabilities.
- *Driving profitability of established products:* We are focusing on generating increased returns from our more established products, including our VxWorks solutions, our on-chip debugging tools and our other general purpose development tools.
- *Focusing operations:* Since the beginning of our fiscal year 2009, our operations have been structured among four product divisions: VxWorks, Linux, Tools, and Device Test. We complement our product offerings in each of these divisions by offering strategic professional services to our customers. This organizational structure was designed to help us focus on new technology and market opportunities, to become more nimble and agile with our customers and partners and to drive and measure returns on our investments.
- *Targeting growth vertical markets:* We are concentrating increased sales and marketing efforts in targeted growth vertical markets, including aerospace and defense (especially MILS), network equipment, mobile handsets, industrial, in-vehicle infotainment, mobile Internet devices and digital living. We are also actively evaluating opportunities for acquisitions in growth markets. During fiscal year 2009, we had significant design wins in many of these markets and, in particular, in the mobile handset and in-vehicle infotainment markets.
- *Leveraging alliances with key partners:* We are continually seeking to establish relationships with key hardware and software partners in order to develop, promote and sell products and services to new customers or through new distribution channels. We are also playing increasingly important roles in several industry consortia and standards-setting bodies, particularly in the open-source industry, in order to promote technology standardization and adoption.

Our Solutions

Our solutions focus on:

- Our proprietary, real-time VxWorks operating systems;
- Our open-source-based, commercial-grade Linux operating systems;
- Our Workbench software development tools; and
- Our device test solutions.

In addition, we continue to sell certain non-core products and turn-key product design services.

VxWorks Products

We offer a series of platform products based on our proprietary VxWorks real-time operating system (RTOS). Our VxWorks platforms are complete, flexible, optimized COTS development and run-time platforms. The platforms provide a powerful, scalable development and debugging environment built on open standards and industry-leading tools, the industry's most trusted commercial-grade RTOS and tightly integrated run-time technologies. Our VxWorks platforms are particularly well suited for embedded applications that require small memory footprints, real-time performance, safety or mission-critical reliability and high levels of security. Wind River's latest VxWorks platforms further advance multicore support by introducing asymmetric multiprocessing in addition to symmetric processing. This will enable multicore processors to deliver high performance, lower costs, lower power consumption and faster time-to-market. In addition, we have integrated a portfolio of Advanced Networking Technologies into our VxWorks platforms. These technologies provide advanced networking protocols, security, wireless, and mobility capabilities for markets such as wireless infrastructure, network infrastructure and consumer devices.

Our VxWorks platforms include the following:

- **Wind River General Purpose Platform, VxWorks Edition:** This platform integrates VxWorks, our proprietary RTOS, with Workbench, our advanced development suite, and standardized middleware for networking, security, and management. This platform includes multicore support (SMP and AMP), complete "IPv6 ready" certified networking technologies, memory protection, POSIX compliance, and extensive hardware support, including the latest multicore processors from leading semiconductor manufacturers. The platform provides a reliable foundation, so device manufacturers can focus on product differentiation at the application level and bring innovative and robust products to market in a cost-effective and timely fashion. The platform is used for devices in aerospace and defense, networking, industrial, medical, small-footprint consumer and automotive markets.
- **Wind River Platform for Automotive Devices, VxWorks Edition:** This platform is designed for the development of applications that require high reliability, low power consumption and a small memory footprint. Target devices include both vehicle and security control systems (power train, engine, ABS, crash and airbag sensors and window/door entry systems) and in-vehicle systems (digital dashboard displays, navigation systems, telematics systems, radios and entertainment systems).
- **Wind River Platform for Consumer Devices, VxWorks Edition:** This platform offers a fast-boot, small-footprint run-time environment that is suitable for memory-constrained devices. Target devices for this platform include print and digital imaging, mobile handheld, voice-over-IP (VoIP), and broadband access devices.
- **Wind River Platform for Industrial Devices, VxWorks Edition:** This platform provides industrial device manufacturers with essential multimedia and connectivity run-time technologies, including drivers and protocols for connected devices on the factory floor, wireless peripherals, and other devices within the network infrastructure. Target devices include industrial automation, building automation, medical equipment, transportation and test and measurement devices.
- **Wind River Platform for Network Equipment, VxWorks Edition:** This platform enables customers to rapidly create, test, deploy, maintain, and manage high-quality network infrastructure devices. The platform offers an extensive suite of security protocols to protect network data and is suited for wireless infrastructure, enterprise network, core networking, network edge, 4G wireless infrastructure (e.g., WiMAX, LTE) and broadband access devices.
- **VxWorks 653:** This platform delivers the stringent foundation aerospace and defense companies need to address the safety and security requirements of mission-critical applications, as well as the portability and reusability requirements of noncritical applications. The platform offers complete ARINC 653 Part 1, Supplement 2 compliance, networking and DO-178B certification evidence.
- **Wind River Platforms for Safety Critical Devices:** VxWorks 61508 and VxWorks DO-178B are designed for the development of safety-and mission-critical devices, such as those used in the avionics, industrial and medical markets. These platforms have been certified to meet the requirements of, respectively, IEC 61508—an international standard for industrial safety—and DO-178B Level A—the industry standard for certifying new aviation software.

In February 2009, we acquired all of the outstanding shares of Tilcon Software Limited, a privately held company based in Ottawa, Canada that focuses on providing embedded graphics solutions. With this acquisition, we acquired proprietary embedded graphical user interfaces that will enhance the value of our VxWorks and Wind River Linux software platforms across multiple device types and target vertical markets. This acquisition will be reported as part of the VxWorks reportable segment.

Linux Products

We have been offering platform products based on the Linux open-source operating system for more than four years. For device manufacturers who adopt Linux, Wind River offers a commercial grade Linux platform that provides the benefits of open source innovation combined with commercial grade integration, testing and support. Customers across a variety of industries who understand the complexity and cost of developing their own Linux solution view Wind River's Linux as a commercially supported and tested open source offering that allows them to select, build, integrate, debug, test and support multiple system packages and components from among the many available options. Wind River's open source products provide an alternative to our customers for the significant internal development resources required to package and support a Linux platform across an enterprise, to monitor and integrate patches to the Linux kernel and related subsystems and packages and to deploy updates.

Until the introduction of Wind River Linux 3.0 in March 2009, we had been offering a series of different Linux platform products, each of which was aimed at different industries and device types such as consumer devices or networking equipment. With our latest release of Wind River Linux 3.0, we consolidated our Linux platforms and we now offer customers a single flexible Linux offering with multiple alternative profiles for creating customized devices. These profiles provide customers with well-known, tested and validated combinations of components to jump-start their projects. With the creation of a single offering with multiple profiles, customers in various industries can procure one Linux distribution that can be used to create many types of devices. Wind River Linux offers sophisticated multicore features such as virtualization based on KVM (Kernel-based Virtual Machine) and multicore offload, allowing customers to utilize the potential of modern multicore hardware. Wind River Linux also offers the choice of several kernel profile options for a number of different architectures, including ARM, MIPS, XScale, PowerPC, SPARC and Intel-based architectures.

Wind River Linux includes the following:

- **Wind River Linux (Standard Profile):** Wind River Linux is targeted at a wide variety of applications in network equipment, consumer devices, industrial, aerospace and defense, medical, and other markets. It is available for the most popular architectures, processors and reference hardware used in device software development today. Wind River Linux is a pervasive, profile-rich commercial-grade solution based on "pristine source," fully tested and validated Linux implementations. We complement our core Linux operating system offering with a strong proprietary middleware portfolio, including Wind River Real-Time Core for Linux, which enables application developers to rapidly develop and deploy devices that require the hard real-time capabilities necessary for high-performance deterministic responsiveness. Wind River Linux is distributed with Wind River Workbench, an integrated, Eclipse-based development suite, as well as a broad set of open source–based middleware applications for networking, file systems, security and other applications.
- **Wind River Linux (CGL Kernel Profiles):** We offer carrier grade Linux (CGL) profiles that are designed specifically for the needs of our telecommunications and networking customers. These profiles are well suited for developing system control and data plane software in wireless infrastructure systems, fixed-mobile convergence (FMC) elements and multiservice switches. Wind River Linux meets the stringent telecommunications industry standards expected of Carrier Grade Linux, including registration with the Linux Foundation Carrier Grade Linux specification 2.02, as well as registration with the SA Forum's Hardware Platform Interface (HPI) and Application Interface Specification (AIS). In 2008, Wind River was the first commercial Linux provider to register CGL 4.0 compliance with the Linux Foundation.
- **Wind River Linux (Small Kernel Profiles):** We also offer small kernel profiles that are aimed at mobile handheld consumer devices, digital video devices and digital imaging devices and other footprint sensitive solutions. These profiles are intended for small footprint, battery-powered devices that require fast boot times. These profiles support the necessary standards defined by the Consumer Electronics Linux Forum (CELF) to deliver a foundation for mobile phones, set-top boxes, digital recorders and other devices.

Tools and Common Technologies

Wind River Workbench is our integrated development suite for developing, testing, and optimizing device software that runs on our VxWorks or Linux-based platforms. Workbench integrates a set of purpose-built developer tools that simplify and accelerate the creation of device software applications for those platforms. Based on the industry-standard open Eclipse framework, Workbench enables developers to be productive immediately and to take advantage of dozens of third-party plug-ins to provide additional software design, analysis, and lifecycle management capabilities. Workbench is designed to allow companies to standardize on a single development tools platform across projects and teams, optimizing device software development processes and significantly reducing time-to-market.

With the emergence of powerful new multicore systems-on-a-chip (SOCs), device developers face new complexities in the software development lifecycle; complexities that introduce risk in achieving time-to-market and software performance objectives. Wind River Workbench provides a rich set of multicore-aware tools that allow customers to efficiently develop for multicore-based devices, providing timesaving capabilities for configuration, build, debug, and simulation. Our comprehensive product line includes Wind River Workbench, On-Chip Debugging Edition, our high-performance, cost-effective JTAG debugging solution with associated hardware connection options: Wind River ICE 2, Wind River Probe, and Wind River Trace 2. Wind River ICE 2 and Wind River Trace 2 are new products that offer scalable, non-intrusive system-level debug and analysis capabilities for optimizing device software on multicore SOCs.

In addition to providing on-chip debugging tools for the development environment, Wind River also offers a test and manufacturing solution that allows for the integration of on-chip debugging into test automation programs. This product uses Wind River ICE 2 and Wind River Probe combined with a custom test and manufacturing software solution: the Wind River On-Chip Debugging API and Utility.

Device Test Solutions

Our device test solutions enable our customers to improve device quality, reduce the testing cycle time, and deliver product to market faster, cheaper and with higher quality. They allow quality assurance (QA) and development engineers to collaborate and remotely diagnose and repair in real time, enabling customers to realize efficiencies and economies at the testing stage of the device life cycle and beyond:

- During design and development, developers can use Wind River Workbench Diagnostics to instrument and debug code using Sensorpoints.
- During system integration, quality assurance and testing, teams can use Wind River Test Management to manage the testing cycle.

Wind River Test Management is a scalable, distributed testing framework that links device software development and QA teams in an intelligent, collaborative workflow. It enables teams to efficiently deploy tests, perform fact-based analysis and rapidly resolve issues encountered throughout the testing phase. This streamlines the testing effort and creates a repeatable process that reduces risk.

Non-Core Products and Design Services

We continue to sell certain non-core products and turn-key product design services, including our pSOS real-time operating system. pSOS was developed by Integrated Systems, Inc., which we acquired in fiscal year 2001. We continue to derive production license revenue in connection with sales by our customers of devices that incorporate the pSOS operating system.

Professional Services

To complement our software and hardware products, Wind River offers professional technical consulting design and educational services. We also provide complete outsourced design services for customers' products or applications. These design services are offered on either a time-and-materials or fixed-price basis and may encompass a broad range of services, including project-managed custom hardware development, software development and product integration.

As market and industry conditions change rapidly, our professional services are becoming an increasingly important driver of product sales. We have performed an increasing number of services-led engagements with our customers, as some customers opt to retain us to provide professional services to them in order to develop and/or prove a concept in advance of licensing our software solutions from us. Also, in the in-vehicle infotainment and mobile device industries, we have witnessed the formation of industry consortia focused on the development and broad adoption of open-source reference platforms or middleware stacks, including the GENIVI Alliance, the Open Handset Alliance, the LiMo Foundation and Moblin. To help customers in these industries to best leverage these open source initiatives, our professional services team offers system integration and support services combined with our broad software and hardware ecosystem to enrich customer device development and accelerate their time to market.

Our customer education team delivers a series of formal technical courses designed to teach the basics of device software development and effective use of our tools, operating systems and middleware. We also provide worldwide maintenance and support for all Wind River products.

Our revenue from professional services was $59.2 million in fiscal year 2009, representing approximately 16% of our revenue for the year. As of January 31, 2009, we had an aggregate services backlog of approximately $22.4 million. Services backlog is an operating measure that represents contractual commitments for our professional services that are not yet billed or delivered. Although we expect that most of our services backlog will be billed and delivered within the next 12 months, service contracts are subject to change or termination, and management does not believe that services backlog, as of any particular date, is a reliable indicator of future performance. Our services backlog is not recorded on our balance sheet and is not subject to our normal accounting controls for information that is either reported in or derived from our basic financial statements, and the concept of backlog is not defined in the accounting literature, making comparisons with other companies difficult and potentially misleading.

Over the last few years, we have expanded our professional services capabilities through the acquisition of MIZI Research Inc. in October 2008 and S.C. Comsys S.R.L. in August 2007. These acquisitions have expanded the geographic footprint and vertical focus of our professional services organization in lower cost regions.

Licensing Models

We offer our customers the ability to license our products under the following types of licensing models:

- *Subscription License Model:* Some of our customers license our products on a subscription basis, which provides the customer with development rights to our products and standard support and maintenance services for an all-inclusive fee. A subscription typically has a one-year term, with optional annual renewals. Certain customers choose to enter into multiyear subscriptions with us.
- *Perpetual License with Maintenance Model:* Some of our customers license our products on a perpetual basis, which provides the customer with perpetual development rights to use our products for an up-front development license fee. Customers can purchase support and maintenance services for these products on an annual, renewable basis.
- *Term License with Maintenance Model:* In fiscal year 2009, we began to offer our customers the option to purchase a term license with maintenance. Under this model, customers are able to enter into

renewable, limited-term licenses with us, which provide them with development rights to use Wind River products for a limited term rather than on a perpetual basis. License terms are typically two to three years, but can be longer in some cases. These customers also can purchase support and maintenance on an annual, renewable basis.

For our proprietary software components, we also typically receive production license fees in connection with the reproduction and distribution by our customers of software components that are included in each final, manufactured device by the customer.

Strategic Alliances, Industry Consortia and Open-source Community Participation

Wind River engages with semiconductor vendors, circuit board manufacturers, system manufacturers, other software companies and customers to promote our success in the device software marketplace. These relationships help us drive innovation and standards across industry sectors and aggregate the supply chain in vertical markets to deploy cohesive and complete solutions. For example, our alliance with Intel in the in-vehicle infotainment market segment has allowed us to promote the development of standards in this industry and to deliver integrated solutions to major customers in this market segment. We have achieved similar success with our alliances in the mobile handset space. For example, we have generated several opportunities to provide professional services and software solutions to mobile handset manufacturers as a result of our membership in the Open Handset Alliance (OHA).

We have strategic relationships with many semiconductor and system manufacturers, including ARM Holdings plc, Broadcom Corporation, Cavium Networks, Emerson Network Power, Freescale Semiconductor Inc., IBM Corporation, Intel Corporation, MIPS Technologies Inc., NEC Corporation, NXP B.V., Qualcomm Incorporated, RadiSys Corporation, RMI, Renesas Inc., Sun Microsystems, Texas Instruments Incorporated, Toshiba Corporation and Xilinx Inc., among others. We work to optimize our technologies for their architectures, processors, and board-level products, allowing us to use their sales channels to proliferate our solutions. The strategic alignment between Wind River and semiconductor vendors benefits customers in several ways, including reduced time-to-market, broader silicon support for our platforms and software optimizations that leverage advances in hardware.

Wind River has also developed a partner network of software companies whose products integrate with our operating system platforms to provide value-added capabilities. Software partners also provide additional development tools that integrate and plug into our development suites, as well as complementary protocols, middleware and other technologies that operate with our VxWorks and Linux operating systems. We work with these companies to develop broader ecosystem solutions and deliver more complete software solutions to customers in our targeted vertical markets.

We have a series of strategic relationships with COTS partners in support of the adoption of the Advanced Telecommunications Computing Architecture (ATCA) by telecommunications equipment manufacturers. With Sun Microsystems, Kontron, Mercury Computer Systems, RadiSys Corporation and Emerson Network Power, we have announced joint solutions that integrate Wind River's VxWorks and Linux platforms with COTS hardware to meet the needs of the next generation of networking equipment.

We are playing an increasingly active and important role in open-source development projects and industry consortia. We have been a leader in the Eclipse Device Software Development Platform (DSDP) project for several years. We are a member of the Linux Foundation (formerly the Open-source Development Lab, or OSDL), the LiMo Foundation (LiMo), the Open Handset Alliance, Moblin, the Service Availability Forum (SA Forum), the OpenSaF Foundation, the SCOPE Alliance, the Communications Platform-Trade Association, AUTOSAR and the GENIVI Alliance. Among other things, these organizations are striving to reduce industry fragmentation by defining common standards and protocols. For example, the LiMo Foundation and the OHA intend to create a standard Linux distribution for mobile handset OEMs. The GENIVI Alliance was recently established by leading automobile manufacturers and suppliers to drive the development and broad adoption of an open source in-vehicle infotainment reference platform.

As part of our open-source strategy and product development, we expect to become increasingly involved in licensing source code that we develop under open-source licenses. We believe the open-source community, our customers and our products will benefit from our increased role in contributing software back to the open-source projects upon which we rely for software that is distributed with our products. In addition, we expect to work more closely with partners and consortia to develop, proliferate and maintain open-source code.

Customers

Our solutions have been deployed by a broad range of organizations, including companies in networking (data, video, and voice), consumer electronics, aerospace and defense, mobile handsets, industrial, medical and automotive. Our customers include end users, distributors, OEMs and ODMs, system integrators and value-added resellers.

Our major customers by revenue for fiscal year 2009 included Alcatel-Lucent, Boeing Corporation, LM Ericsson Telephone Company, Finmeccanica, Intel Corporation, Lockheed Martin Corporation, Motorola Inc., Nortel Networks Corporation, Northrop Grumman Corporation and Raytheon Company. No single customer accounted for more than 10% of our revenue in any of the fiscal years ending January 31, 2009, 2008, or 2007.

Marketing, Sales, and Distribution

We market our products and services in North America, EMEA (Europe, the Middle East, and Africa), Japan, and the Asia Pacific region, primarily through our own direct sales organization, which consists of sales persons, field engineers and support staff. We also market and sell our products through a network of distributors and resellers, primarily in international regions, to serve customers in regions not serviced by our direct sales force.

Our direct sales force presents Wind River and our products for licensing to prospective customers, while engineers provide technical presale and post-sale support. As of January 31, 2009, we had 195 sales employees located throughout North America, 114 sales employees throughout EMEA, 45 sales employees in Japan and 65 sales employees in the Asia Pacific region. As of January 31, 2009, we had 302 employees in professional services, 67 employees in marketing and 114 employees in customer support.

Revenue from sales to customers outside of North America represented $173.3 million, $149.6 million and $128.8 million for fiscal year 2009, 2008, and 2007, respectively, or approximately 48% of total revenue for fiscal 2009, 46% of total revenue for fiscal 2008 and 45% of total revenue for fiscal 2007. Prices for international customers for our platforms are generally quoted in U.S. dollars, Euros, British pounds, and Japanese yen and are set globally. Prices for international customers for our perpetual licenses are generally quoted in local currencies or U.S. dollars and are based on the United States price list, adjusted to reflect the higher cost of doing business outside the United States. International customers are normally invoiced in the currency in which they are quoted.

We have experienced, and expect to continue to experience volatility resulting primarily from customer buying patterns and product development cycles. (See Item 1A, "Risk Factors—Factors That May Affect Our Future Results or the Market Price of Our Stock").

Competition

The DSO industry is highly competitive and fragmented. Our primary competition comes from the internal research and development departments of companies that develop device systems in-house. In many cases, companies that develop device systems in-house have already made significant investments of time and effort in developing their own internal systems. Historically, the advantages of shifting to COTS solutions have not been fully appreciated, with software system decisions typically being made at the project level. Today, the increasing complexity associated with device software is forcing companies to reconsider their in-house development strategies, as companies look to optimize their own device software development efforts and to bring devices to market faster and at lower cost. We believe that an increasing number of in-house development projects are shifting towards COTS solutions as a first strategic step toward standardization.

The principal competitive factors in the DSO industry include:

- reliability;
- performance, including boot-times and response times;
- size, including memory footprint;
- product features and functionality;
- development complexity and time-to-market;
- price;
- availability of integrated development tools;
- ability to create and maintain intellectual property ownership;
- support for multiple semiconductor architectures and processors;
- interoperability with middleware systems;
- support for emerging industry and customer standards and protocols;
- levels of training, technical services and customer support; and
- levels of indemnification for potential intellectual property infringement claims.

We believe that we compete favorably with respect to each of these factors. We offer both our leading real-time, proprietary VxWorks operating systems that are particularly well-suited for device applications that require reliable, real-time performance, small memory footprints and proprietary systems, as well as our commercial-grade Linux operating systems that are well-suited for consumer device applications and other open-source-based systems. We complement both of these types of operating systems with our integrated, Eclipse-based Workbench software development suite. In addition, we offer device test solutions and expert technical support and professional services.

In the market for Linux operating systems and tools, Wind River competes with Linux distributions that are freely available from the open-source community, as well as commercial Linux distributors such as MontaVista Software Inc., LynuxWorks Inc., TimeSys Corporation and others.

Wind River also competes with independent software vendors in the market for proprietary operating systems and tools, including Microsoft Corporation, ENEA OSE Systems AB, LynuxWorks Inc., Green Hills Software Inc. and QNX Software Systems Ltd. (acquired by Harman International), as well as a number of other vendors that address one or more segments of the device system design process. Some of the companies that develop device systems in-house and some of our competitors, such as Microsoft Corporation, may have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than does Wind River.

Product Development and Engineering

We believe that our success will continue to depend primarily on our ability to maintain and enhance our current product line, develop new products, maintain technological competitiveness and meet an ever-expanding range of customer and market requirements. As of January 31, 2009, our product development and engineering group included 550 full-time employees in various locations around the world, including 173 employees in China.

During fiscal years 2009, 2008 and 2007, product development and engineering expenses were $83.9 million, $81.4 million and $73.5 million, respectively, excluding capitalized software development costs. For fiscal years 2009, 2008 and 2007, we did not have any capitalized software development costs related to development of software to be sold. In addition to our strategic relationships with semiconductor companies noted in "Strategic Alliances, Industry Consortia and Open-Source Community Participation" above, we have entered into joint engineering programs with other key customers. Our gross research and development expenses in fiscal years 2008 and 2007 were offset by $322,000 and $319,000, respectively, in funding from these programs. We did not have any funding from these programs in fiscal year 2009.

Proprietary Rights

Our success depends heavily on our proprietary technology. To protect our proprietary rights, we rely on a combination of patent, copyright, trade secret, and trademark laws. As a part of our regular business processes, we generally enter into nondisclosure agreements with employees, consultants, distributors, customers, and corporate partners, as appropriate, and thereby limit access to and distribution of our software, documentation, and other proprietary information. Furthermore, our licensing agreements provide for protection of our intellectual property, both in terms of source-code-handling and underlying intellectual property ownership of modifications to Wind River code.

As our open-source business grows, we may increasingly rely on third-party, open-source code that has been developed and made available for licensing under open-source license terms. Certain open-source licenses, such as the GNU General Public License ("GPL") that applies to Linux and many other popular open-source products, generally permit anyone to copy, modify, and distribute the software, subject only to the restriction that any resulting or derivative work made available to the public be licensed under those same terms, instead of under our standard license terms. Therefore, with respect to our open-source-based products, although we will retain the copyright to the source code that we develop ourselves, our most valuable intellectual property with respect to derivative works governed by the GPL or similar licenses may be our collection of trademarks.

Wind River is a registered trademark in the United States and other countries worldwide. We have used, registered, and/or applied to register specific trademarks and service marks to distinguish many of our products, technologies, and services from those of our competitors in the U.S. and in foreign countries and jurisdictions. We enforce our trademark, service mark and trade name rights in the U.S. and abroad.

We have filed and obtained a number of patents and patent applications in the United States and abroad that relate to various aspects of our products and technology. As of January 31, 2009, we held 66 issued patents in the United States, none of which has expired. The expiration dates of these patents range from 2015 to 2025. While we believe that patent protection of our products is important, any patents obtained may not provide substantial protection or be of commercial benefit to us. It is also possible that their validity may be challenged. (See Item 1A, "Risk Factors—Factors That May Affect Our Future Results or the Market Price of Our Stock").

Manufacturing

Our manufacturing operations consist of assembling, packaging and shipping the software products and documentation needed to fulfill each order. Outside vendors provide tape and CD duplication, printing of documentation and manufacturing of packaging materials. We also manufacture and assemble our hardware development tools at our facility in Canton, Massachusetts, and at certain subcontractor facilities.

Employees

As of January 31, 2009, we had 1,673 employees, including 486 in sales and marketing, 454 in professional services and support activities, 550 in product development and engineering and 183 in management, operations, finance, and administration. Of these employees, 912 were located in North America and 761 were located outside of North America. None of our employees in North America is represented by a labor union or is subject to a collective bargaining agreement. Many of our employees in foreign jurisdictions are represented by works councils or unions that are often required by local labor laws. We have never experienced a work stoppage. Our employees are vital to our success, and our key management, engineering, sales and other employees are difficult to replace. We generally do not have employment contracts with our key employees, other than our Chief Executive Officer and our Chief Financial Officer, or maintain key person life insurance on any of our employees. If we are unable to attract, assimilate, retain or motivate highly qualified technical and sales employees in the future through competitive compensation and employment policies, our ability to develop and introduce competitive new products in a timely manner may suffer. (See Item 1A, "Risk Factors—Factors That May Affect Our Future Results or the Market Price of Our Stock").

Executive Officers of the Registrant

The names of our executive officers, their ages as of March 31, 2009 and their positions are shown below:

Name	Age	Title
Kenneth R. Klein	49	Chairman of the Board, President and Chief Executive Officer
Ian R. Halifax	48	Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary
Damian Artt	45	Senior Vice President, Worldwide Sales and Services
Jane E. Bone	43	Chief Accounting Officer
John J. Bruggeman	47	Chief Marketing Officer
Barry Mainz	45	Chief Operating Officer
Scot K. Morrison	46	Senior Vice President and General Manager, VxWorks Division
Vincent Rerolle	46	Senior Vice President and General Manager, Linux Division

Kenneth R. Klein has been a director of Wind River since July 2003. In January 2004, he became the Chairman of the Board, President and Chief Executive Officer of Wind River. Prior to joining Wind River, Mr. Klein was with Mercury Interactive Corporation, a software company focused on business technology optimization, where he served as Chief Operating Officer from January 2000 until December 2003. He also served at Mercury Interactive as a director from July 2000 until December 2003 and held management positions there from 1992 through 1999, including President of North American Operations and Vice President of North American Sales. Mr. Klein serves on the Board of Directors of several privately-held companies. Mr. Klein holds a BS degree in electrical engineering and biomedical engineering from the University of Southern California.

Ian R. Halifax joined Wind River as its Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary in February 2007. From January 2005 until February 2006, Mr. Halifax served as Chief Financial Officer of Micromuse Inc., a provider of business and service assurance solutions to telecommunications companies, financial organizations and governmental institutions worldwide. Following IBM Corporation's acquisition of Micromuse in February 2006, Mr. Halifax served as a transition executive in IBM's Tivoli Software unit until he joined Wind River. From October 1999 to January 2005, he was Chief Financial Officer and Secretary at Macrovision Corporation, a developer and licensor of copy protection, electronic licensing and digital rights management technologies. Mr. Halifax is a Certified Public Accountant and a Certified Management Accountant. He holds a BA degree in English and Related Literature from University of York in the United Kingdom and an MBA in Finance from Henley Management College, Oxfordshire, UK.

Damian Artt was appointed Wind River's Vice President of Worldwide Sales and Services in February 2007 and Senior Vice President of Worldwide Sales and Services in January 2009. Mr. Artt joined Wind River in 2004 as our Vice President of Worldwide Services. Prior to joining Wind River, Mr. Artt spent eleven years at Cadence Design Systems, a software company, in various sales leadership positions. Mr. Artt has a degree in Electrical Engineering from Queen's University in Belfast, Northern Ireland.

Jane E. Bone has served as our Chief Accounting Officer since February 2007. Prior to her appointment as CAO, she served as the Company's Corporate Controller since 2000 and, in addition, as Vice President, Finance, since 2005. Ms. Bone joined Wind River as part of its acquisition in February 2000 of Integrated Systems, Inc., where she spent three years serving as the European and International Controller. She has also held positions in the United States and the United Kingdom at Deloitte Haskins & Sells and Coopers & Lybrand LLP. Ms. Bone earned a BS (Econ.) Hons. in Accounting degree from University of Hull, United Kingdom.

John J. Bruggeman joined Wind River in February 2004 and currently serves as Chief Marketing Officer. From May 2002 until January 2004, Mr. Bruggeman was Vice President of Marketing at Mercury Interactive Corporation, a software company focused on business technology optimization. Mr. Bruggeman earned a BS degree in Statistics and Computer Science from San Jose State University and an MS degree in Mathematics from the University of Connecticut.

Barry Mainz was appointed our Chief Operating Officer in February 2007. Mr. Mainz joined Wind River in June 2005 as our Vice President, Worldwide Customer Operations. From 1999 until he joined Wind River, Mr. Mainz served as Vice President, Corporate Sales Division, for Mercury Interactive Corporation. Mr. Mainz has also held various sales leadership positions at Sun Microsystems, Inc., Seagate Technology and Weitek Corporation. Mr. Mainz holds a BA degree in Communications from San Francisco State University.

Scot K. Morrison was appointed Senior Vice President and General Manager, VxWorks Division in February 2008. He previously held other management positions at Wind River including Senior Vice President of Engineering and Vice President and General Manager of several different business units. Mr. Morrison joined Wind River as part of its acquisition of Integrated Systems, Inc. in February 2000. Mr. Morrison earned his Bachelor of Applied Science degree in Engineering from the University of Toronto, as well as his master's degree at the Massachusetts Institute of Technology, specializing in control systems.

Vincent Rerolle joined Wind River in November 2006 as our Vice President of Corporate Development and Strategy, where he was responsible for mergers and acquisitions, strategic partnerships and alliances, and he was appointed Senior Vice President and General Manager, Linux Division in February 2008. From 2001 until he joined Wind River, Mr. Rerolle was Vice President of Corporate Development at Mercury Interactive Corporation, where he was responsible for mergers and acquisitions, business development and technology alliances. Mr. Rerolle has also held various management positions at Citadon, McKinsey, Vivendi and Sagem, in the United States, France and Australia. He holds a BS degree in engineering from ENST Paris and an MBA from INSEAD.

Financial Information about Segments and Geographic Areas

For financial information regarding segments and geographic areas, see Note 13, "Segment and Geographic Information," in the notes to consolidated financial statements, filed as part of this Annual Report on Form 10-K.

Available Information

We file our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC electronically. The public may read or copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the day of filing with the SEC on or through our website at http://www.windriver.com or by contacting the Investor Relations Department at our corporate offices by calling (866) 296-5361. We are not incorporating by reference in this Annual Report on Form 10-K any information from our website.

ITEM 1A. RISK FACTORS

Factors That May Affect Our Future Results or the Market Price of Our Stock

Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations or have a negative impact on our stock price. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

Continuing or worsening weakness in general economic conditions and other geopolitical factors may adversely affect our operating results and financial condition.

Our results of operations are dependent to a large extent upon the state of the global economy. We have experienced over recent quarters, and expect to continue to encounter, a number of industry and market risks and uncertainties that limit our market visibility and, consequently, our ability to predict future revenue, profitability and general financial performance, and that could create variability in our results of operations. Continuing or worsening weakness in economic conditions in North America, EMEA, Japan or the Asia Pacific region could adversely affect our customers and our results of operations and financial condition. Challenging economic conditions may decrease our customers' demand for our products and services, including decreasing demand for our multi-year term licenses, or impair the ability of our customers to sell products incorporating our software or to pay for products and services they have purchased. As a result, our revenues could be unpredictable and may decrease and reserves for doubtful accounts and write-offs of accounts receivable may also be unpredictable and increase.

In order to reduce our operating costs in this challenging economic environment, we have adopted certain cost cutting measures in order to reduce employee benefits and compensation costs, including implementing a reduction in our workforce. If general economic conditions remain weak or worsen, we may be required to further reduce our workforce or take additional cost saving measures. We cannot predict whether any of the cost reduction measures that we have or may in the future undertake will be sufficient. In addition, further cost reduction measures could disrupt the productivity of our continuing workforce, or limit our ability to invest in research and development, marketing and other valuable business investments at levels we believe are beneficial to the long-term health of our business. If we are unable to effectively manage our costs and investments, our business, cash position and operating results may suffer.

In addition, geopolitical factors such as terrorist activities, armed conflict or global health conditions that adversely affect the global economy may adversely affect our operating results and financial condition.

We may incur impairments to goodwill or long-lived assets.

We review our long-lived assets, including goodwill and other intangible assets, for impairment annually in the second quarter or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

Significant negative industry or economic trends, including a significant decline in the market price of our common stock, reduced estimates of future cash flows for our reporting units or disruptions to our business could lead to an impairment charge of our long-lived assets, including goodwill and other intangible assets. If our stock price decreases to the point where our fair value, as determined by our market capitalization, is less than our book value, this too could indicate a potential impairment and we may be required to record an impairment charge in that period. In fiscal 2009, we incurred a non-cash goodwill and other intangibles impairment charge of $12.3 million related to our Device Test business as a result of economic conditions and a rebalancing in our strategic product portfolio related to our Device Test reporting unit. See Note 2, "Acquisitions, Goodwill and Purchased Intangibles" in the notes to consolidated financial statements filed as part of this Annual Report on Form 10-K for further information regarding the impairment charge related to our Device Test business.

Furthermore, we maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by unusual events that have affected global financial markets. If the global credit market continues to deteriorate, our investment portfolio may be further affected and our investments may experience other-than-temporary declines in fair value, requiring an additional impairment charge that could adversely impact our financial results. In fiscal 2009 and 2008, we recorded other-than-temporary impairments associated with our investment portfolio totaling $1.4 million and $368,000, respectively. See Note 3, "Certain Balance Sheet Components" and Note 4, "Financial Instruments" in the notes to consolidated financial statements filed as part of this Annual Report on Form 10-K for further information regarding the impairment of our investments.

Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from results. Additionally, if our analysis results in an impairment to our goodwill, we may be required to record a charge to earnings in our financial statements during a period in which such impairment is determined to exist, which may negatively impact our results of operations.

If we do not continue to address new and rapidly changing markets and increasingly complex technologies successfully, to deliver our products on a timely basis, and to offer products that are attractive to our customers, our revenues and operating results will decline.

The Device Software Optimization market is characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements and product offerings in the device market. In addition, customers developing different types of devices require different product offerings, features and functionality. If we fail to continually update our existing products to keep them current with customer needs or to develop new or enhanced products to take advantage of new technologies, emerging standards and expanding customer requirements, our existing products could become obsolete and our financial performance would suffer. Also, we have from time to time experienced delays in the commercial release of new technologies, new products and enhancements of existing products. These delays are commonplace in the software industry due to the complexity and unpredictability of the development work required. If we fail to commercially release new products on a regular and timely basis, our financial performance could suffer. We must effectively market and sell new product offerings to key customers, because once a customer has designed a product with a particular operating system, that customer typically is reluctant to change its supplier due to the significant related costs. If we cannot adapt or respond in a cost-effective and timely manner to new technologies and new customer requirements, or if the new products we develop are not attractive to our customers, sales of our products could decline.

If we do not select the right areas for investment or the right vertical markets in which to concentrate our sales and marketing efforts or if we are not successful in implementing or developing new business initiatives or if new business initiatives adversely affect our other businesses, our financial performance could suffer.

We regularly evaluate new products, technologies, business models and strategic business initiatives. For example, in response to growing customer interest in open-source software solutions, we began offering open-source products and services in 2005 and our open-source business has become an increasingly important part of our business. In addition, at the beginning of fiscal year 2009, we adopted a strategic plan to focus increased engineering, sales and marketing resources in certain targeted growth product areas, including Linux platforms, Multiple Independent Levels of Security (MILS), aerospace and defense security solutions and multiprocessing capabilities. Investments in new business areas or strategic business initiatives can be expensive and time consuming and can divert management attention and internal resources away from other business opportunities. If we do not select the right areas for investment or if we are not successful in implementing or developing new business initiatives or if new business initiatives adversely affect our other businesses, our financial performance could suffer.

In addition, we regularly target certain vertical markets in which we concentrate increased sales and marketing efforts. We are now concentrating increased sales and marketing efforts in certain targeted growth vertical markets, including aerospace and defense (especially MILS), network equipment, mobile handsets, industrial, in-vehicle infotainment, mobile Internet devices, and digital living. Many of these markets have experienced and may continue to experience rapid technological changes and industry consolidations and other disruptions. If we do not select the right vertical markets in which to concentrate our sales and marketing efforts or if these markets change or fail to grow as we anticipate or if we are not successful in licensing our products to customers in these targeted markets, our financial performance could suffer.

If we fail to grow our open-source business, our revenues and operating results could decline or could fail to grow. As our Linux products compete with open-source software that is available publicly at little or no cost, and open source services can be performed by others, there can be no assurance that our customers will determine that our open-source products and services offer a compelling value proposition or that we will be successful in licensing our Linux products, or selling our open source services, on profitable terms.

Our Linux business, including our Linux products and our open source software development services, have become an increasingly important part of our business as Linux has been increasingly adopted by device manufacturers for more device applications. We anticipate that our Linux business will be the fastest-growing part of our business in the near future. If we fail to grow our Linux business, our revenues and operating results could decline or could fail to grow as much as we anticipate, and could result in an impairment of goodwill and long-lived assets in that reportable segment.

We cannot be certain whether any of our current or future open-source product offerings will be successfully adopted by new or current customers. In addition, even if our open-source products are adopted by our customers, they may not be profitable. Our open-source products compete with, among other things, open-source software that is otherwise publicly available for little or no cost. There can be no assurance that our customers will determine that our open-source products offer a compelling value proposition or that we will be successful in licensing our products on profitable terms. Very few open-source software companies have been profitable. To date, our open-source-based business has not been profitable, and we may not be able to generate profits in this business in the future.

As part of our open-source strategy, we are investing in and promoting the efforts of various industry consortia and standard setting organizations, and expect that industry consolidation in support of these specific standards and software will position us well to benefit from market convergence on the standards and software that we support, in respect of both our open source product and services offerings. However, there can be no assurance that the consortia or standards organizations in which we choose to participate will be adopted by the marketplace, and if they are not we may have diverted our resources away from alternative strategies and software development that may instead become the marketplace leaders. Our strategy also anticipates that we will work closely with hardware and software partners to increase the adoption of our Linux-based products, and that we may also benefit from the development or distribution efforts these partners may provide related to our open-source products. If we are not able to successfully motivate our partners to support our open-source product development and distribution efforts, our products and services may not be adopted downstream by shared customers.

While we attempt to grow our open-source-based business, we simultaneously continue to offer our proprietary software products to the marketplace. It is possible that our efforts to grow our open-source business could result in a decline in sales of our proprietary software either as a result of a diversion of internal resources or customer preference. If such sales declines were to occur, our revenues and earnings could be adversely affected.

Our open-source products and services may subject us to increased legal risks.

As our products and services that are distributed with open-source software components are increasingly adopted (and as we expand our portfolio of products both through internal development and acquisition of technology, such as that acquired from Interpeak and FSMLabs), we may face increased legal risks that could affect our future ability to develop or sell our open-source products.

The language of the open-source licenses that govern software we distribute with our products and services is at times ambiguous, which creates vulnerability to third-party allegations of non-compliance with terms of applicable open-source licenses. For instance, we distribute open-source software with (and in some cases incorporate open-source software into) our products and services, including certain open-source software components subject to the GPL. Distributing or combining open-source software with or into our products and services creates some risk that the GPL (or other applicable open-source software license) will be interpreted in a manner that could impose unanticipated conditions or restrictions on our products and services, including a requirement to disclose our proprietary code in source code form. We take steps to ensure that proprietary software that we do not wish to disclose in source code form is not distributed or combined with open-source software in ways that would require such proprietary software to be made subject to an open-source software license. However, few courts have interpreted open-source software licenses, and the manner in which these licenses may be interpreted and enforced remains uncertain. With the growth in our professional services and engineering efforts related to open-source software, we may become increasingly vulnerable to third-party allegations that our own development efforts or technology have resulted in infringing work or work that has unintentionally become subject to open-source obligations. As we grow and develop our open-source strategy and business, we may also become subject to challenges that other aspects of our business model or strategy do not comply with applicable open-source licenses. Even if no legal pronouncement is made, if the informal developer communities comprising the open-source software movement adopt a negative position toward our business or development efforts, they may cease their support of our company and this disruption in our relationship with the open-source software community could adversely affect our ability to effectively market and sell open-source products.

Our open-source strategy may also make us increasingly vulnerable to claims that our products and services infringe third-party intellectual property rights, as many of the open-source software components we may distribute with our products and services are developed by numerous independent parties over whom we exercise no supervision or control and who therefore may have engaged in infringing acts while developing the open-source software without our knowledge. This risk is further exacerbated by our lack of access to unpublished software patent applications. Defending claims of infringement, even claims without significant merit, can be expensive. An adverse legal decision affecting our intellectual property could materially harm our business.

In addition, it is possible that a court could hold the GPL to be unenforceable through a legal challenge, or that someone could assert a claim for proprietary rights in a program developed and distributed under them. If an open-source license that applies to the licensing of components of our open-source products is found to be partially or completely unenforceable, or if there are claims of infringement, we could be required to obtain licenses from third parties in order to continue offering our products, reengineer our products, or discontinue the sale of our products in the event reengineering could not be accomplished on a timely basis. An adverse legal decision affecting our intellectual property or the terms upon which we license our products could materially harm our business.

Uncertainty regarding the legal risks related to open-source software components could affect sales of our open-source products and services generally. Some of our potential customers may be reluctant to incorporate open-source software into their own products if they perceive significant risks that their own software systems could become subject to GPL licensing terms.

Also, as a vendor of software intended to be embedded into Linux-based devices, we may be subject to claims based on actions by our customers or device end users in their use of open-source code received from us. For instance, if our customers develop and distribute software received from us in a manner that violates GPL licensing terms or infringes third party intellectual property rights, we may be subject to legal claims under such theories as contributory infringement, inducing infringement or vicarious liability.

Finally, as a result of legal concerns about open-source software, we are facing increased pressure from our customers to adopt additional indemnification or otherwise protect them from potential threats by third parties related to open-source software. We have in the past agreed to indemnify certain of our customers against certain potential liabilities associated with our open-source products and services and we may decide to revise or expand our indemnification policies and practices in the future to address customer requirements. Our financial condition and results of operations may be adversely affected if we have to indemnify our customers for the liabilities posed by open-source software.

Our mix of licensing models and professional services revenues impacts the timing of our reported revenues, and our inability to accurately manage the volume of business expected for each licensing model and the relative mix of professional services revenues could increase fluctuations in our revenue and financial results.

Because we license our development products under business models that recognize revenue differently, the rate of adoption of license models by our customers impacts the timing of our reported revenues. Under our subscription license model, revenues are recognized ratably over the subscription period. By contrast, our perpetual and term license models require a majority of license revenues to be recognized in the quarter in which the products are delivered and a smaller amount relating to the fair value of the maintenance is deferred and recognized subsequently over the maintenance period. An order for a subscription-based license will result in lower current-quarter revenue than an equal-sized order for a perpetual or term license. As a result, our reported revenues are affected by the selection of license model type by our customers. In addition, our ability to recognize revenues can be deferred when a transaction includes multiple elements. There is a risk that we will not be able to continue or increase our rate of adoption of our subscription-based, perpetual-based or term-based license models, or that we may choose to focus our sales efforts and resources on particular, significant perpetual, term or subscription license opportunities that may or may not result in a sale. Although we have experienced an increase in the adoption of our term license model in the past year, the adoption of the term license model may not continue to increase at the same rate in the future either due to the current macroeconomic environment or otherwise. The impact on revenues and deferred revenues will continue to depend on the rate at which customers license products under our perpetual, term or subscription license models or under multiple element arrangements. If we are unable to manage the rate of adoption of our license models by our customers at any time, our business, results of operations and financial condition would be negatively affected.

In addition, although our subscription licenses represent a potential source of renewable license revenue, there is also a risk that customers will not renew their licenses at the end of the subscription term. There is a further risk that the more complex and time consuming negotiations required for subscription licenses may affect our ability to close such transactions, and that customers who purchase subscription licenses may spend less in the aggregate over the term of the subscription license than if they had been required to purchase perpetual licenses. In addition, an increase in the number of subscription license renewals or multi-year terms may result in larger deferred revenues. To the extent that the subscription licensing rate is higher than we expect, we may experience a larger decline in revenues, as well as an increase in deferred revenues.

Because a significant portion of our revenues continues to be derived from production licenses, we are dependent upon the ability of our customers to develop and penetrate new markets successfully.

Our production license revenues depend both upon our ability to successfully negotiate production license agreements with our customers and, in turn, upon our customers' successful commercialization of their underlying products. As our open-source business grows, we may not be able to rely on receiving per unit fees from our customers. For our open-source business, we may instead need to rely on other fees to compensate for the production license fees that we have traditionally received for our proprietary products. Also, we derive significant revenues from customers that develop products in highly competitive and technologically complex markets such as the internet infrastructure, server and storage, digital consumer, aerospace and defense, industrial control and automotive markets. If these customers sell fewer products or otherwise face significant economic difficulties, particularly in the current global economic recession, our revenues will decline. In addition, if customers elect to purchase fewer up-front production licenses and buyout block purchases and choose instead to pay quarterly in-arrears, this may impact our revenues in certain quarters. We cannot control our customers' product development or commercialization or predict their success. In addition, we depend upon our customers to accurately report the use of their products in order for us to collect our revenues from production licenses. Our license compliance group also works with our customers to ensure accurate reporting and payment of fees. Revenue from our license compliance activity fluctuates from quarter to quarter. If our customers are not successful with their products or do not accurately report use of their products to us, our production license revenues may decline significantly.

Demand for, and delivery of, our professional services is increasingly important to our business, and if we are not successful at managing this aspect of our business, our revenues and financial results will be negatively impacted.

Demand for our professional services has been increasing over time, and in particular reflects increased interest and demand for our open source development services, services related to open source industry-related alliances and consortia, and services engagements that lead to related product licensing revenue. This has also led to an increase in the past year in the number of larger, services engagements based on fixed price services contracts. In order to meet expected demand for our services, in recent years we have expanded our professional services capabilities by adding personnel in growth vertical markets and lower cost regions through the acquisition of MIZI Research, Inc. and S.C Comsys S.R.L. If the demand for our services does not continue to grow due to a challenging macroeconomic environment, or if we do not have the expertise, capacity or optimized business models required to meet the quickly evolving demands of key growth vertical markets and open source software and standards development, our revenues and financial results will be negatively impacted. In addition, our financial results may be impacted if due to a decrease in demand we are unable to fully utilize our professional services headcount or if we are forced to accept services engagements with lower profit margins.

Revenues from service engagements are generally recognized when the contracted services are performed and contracted future revenue from services engagements is included in deferred revenue and/or services backlog. Services backlog is not recorded on our consolidated balance sheets. In addition, the relative size of our services revenues as compared to our other revenues can affect our operating margins and earnings as we typically realize smaller gross margins on earnings generated from services engagements than earnings derived from licenses of our software solutions.

Numerous factors may cause our total revenues and net income to fluctuate significantly from period to period. These fluctuations increase the difficulty of financial planning and forecasting and may result in decreases in our available cash and declines in the market price of our stock.

A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our total revenues and net income. These fluctuations make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our operations. As discussed more fully below, these fluctuations also could increase the volatility of our stock price. We have experienced over recent quarters, and expect to continue to encounter, a number of industry and market risks and uncertainties that limit our market visibility and, consequently, our ability to predict future revenue, profitability and general financial performance, and that could create variability in our results of operations. Factors that may cause or contribute to fluctuations in our revenues and net income include:

Form 10-K

- acceptance by our customers of our current and new product offerings;
- the number and timing of orders we receive, including disproportionately higher receipt and shipment of orders in the last month of the quarter;
- changes in the length of our products' sales cycles, which increase as our customers' purchase decisions become more strategic and are made at higher management levels;
- reductions in the number of engineering projects started by our customers due to their own difficult financial or economic conditions;
- the impact of impairment charges arising from past acquisitions;
- the success of our customers' products from which we derive our production license revenues;
- the mix of our revenues as between sales of products that have more upfront revenue, subscriptions that have more deferred revenues and services which have lower profit margins;
- our ability to control our operating expenses, and fully realize the impact of the restructuring plans we have implemented;
- our ability to continue to develop, introduce and ship competitive new products and product enhancements quickly;
- possible deferrals of orders by customers in anticipation of new product introductions;
- announcements, product introductions and price reductions by our competitors;
- our ability to manage costs for fixed-price consulting agreements;
- seasonal product purchases by our customers;
- the financial condition of our customers, which could result in a lower demand for our products and services;
- the impact of, and our ability to react to, natural disasters and/or events of terrorism;
- the impact of, and our ability to react to, business disruptions arising from or relating to internet service interruptions or computer viruses;
- changes in business cycles that affect the markets in which we sell our products and services;
- economic, political and other conditions in the United States and internationally;
- foreign currency exchange rates;
- the impact of changes to existing accounting pronouncements; and
- the impact of any stock-based compensation charges arising from the issuance of stock options, restricted stock, stock appreciation rights or any other stock-based awards.

One or more of the foregoing factors may cause our operating expenses to be disproportionately high or may cause our net revenues and net income to fluctuate significantly. Results from prior periods are thus not necessarily indicative of the results of future periods.

We face intense competition in the Device Software Optimization industry, which could decrease demand for our products or cause us to reduce our prices.

The Device Software Optimization industry is characterized by rapid change, new and complex technology and intense competition. Our ability to maintain our current market share depends upon our ability to satisfy customer requirements, enhance existing products and develop and introduce new products. Due to the complexity of the markets in which we operate, where our customers often develop device systems in-house, it is difficult to assess the impact of competition on our business and our related share of these markets. We have faced increasing competition in recent years as customers have decreased research and development budgets, sought to increase the value they receive from vendors, including us, attempted to leverage a more competitive bidding process when spending research and development budgets and/or deferred or canceled projects, in whole or in part. As a result, we believe that some customers have elected not to purchase our products and have chosen to undertake such development in-house, selected solutions they perceive to be less expensive or relied upon existing licenses from us rather than making new purchases. We expect the intensity of competition to increase in the future. Increased competitiveness may result in reductions in the prices of our products, royalties and services, lower-than-expected gross margins or loss of market share, any of which would harm our business.

Our primary competition comes from internal research and development departments of companies that develop device systems in-house. In many cases, companies that develop device systems in-house have already made significant investments of time and effort in developing their own internal systems, making acceptance of our products as a replacement more difficult. Additionally, many of these in-house departments may increasingly choose to use open-source software, such as the Linux operating system. We also compete with independent software vendors and, to a limited extent, with open-source software vendors. Some of the companies that develop device systems in-house and some of these independent software vendors, such as Microsoft Corporation, have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than we do.

Demands for rapid change and the increasing complexity of the technology in our industry intensify the competition we face. In addition, our competitors may consolidate or establish strategic alliances to expand product offerings and resources or address new market segments. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and support of their products. These factors favor larger competitors that have the resources to develop new technologies or to respond more quickly with new product offerings or product enhancements. We may be unable to meet the pace of rapid development set by our competitors or may incur additional costs attempting to do so, which may cause declines in our operating results. Our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or even render our products obsolete, any of which could adversely affect our competitive position and therefore our operating results.

Our significant international business activities subject us to increased costs and other risks.

We develop and sell a substantial percentage of our products internationally. For fiscal years ended January 31, 2009 and 2008, revenues from international sales were $173.3 million, or 48% of total revenues, and $149.6 million, or 46% of total revenues, respectively. Additionally, we have investments in, or have made acquisitions of, companies located outside the United States. Over the long term, we expect to continue to make investments to further support and expand our international operations and increase our direct sales force and distribution network in EMEA, Japan and the Asia Pacific region. In particular, we intend to increase significantly our engineering and professional services resources in China, Korea, Romania and Canada. Risks inherent in international operations include:

- the imposition of governmental controls and regulatory requirements;
- the costs and risks of localizing products for foreign countries;
- differences in business cultures and sales cycles;

- differences in operation and sales support expenses;
- unexpected changes in tariffs, import and export restrictions and other barriers and restrictions;
- greater difficulty in accounts receivable collection;
- other increased costs of doing business;
- restrictions on repatriation of earnings;
- exposure to adverse movements in foreign currency exchange rates;
- the costs and difficulties associated with complying with a variety of foreign laws and domestic laws applicable to foreign operations, including the U.S. Foreign Corrupt Practices Act;
- difficulties in operating our business in compliance with local labor laws;
- difficulties in staffing and managing foreign subsidiaries and branch operations;
- increased risks of intellectual property infringement and less stringent intellectual property protection laws;
- the costs and risks of operating in countries experiencing geopolitical conflict and/or terrorism;
- the effect of our adoption of global pricing models;
- difficulties in integrating products and operations from foreign acquisitions;
- the impact of local health and political crises that prohibit or severely limit travel or other interaction with a local economic market;
- exposure to local economic slowdowns; and
- the need to guarantee credit instruments extended to support foreign operations.

Any of these events, regionally and as a whole, could reduce our international sales and increase our costs of doing business internationally and have a material adverse effect on our gross profit and net operating results.

Patent, trademark or copyright infringement, trade secret misappropriation, product liability or professional liability claims against us may result in costly litigation, cause product shipment delays or require us to expend significant resources. In addition, patent or copyright claims may require us to enter into royalty or licensing arrangements.

We occasionally receive communications from third parties alleging patent, trademark or copyright infringement, trade secret misappropriation or other intellectual property claims, and there is always the chance that third parties may assert infringement claims against us or against our customers under circumstances that might require us to provide indemnification. Growth of our open-source business increases this risk in part because many of the open-source software components that we may incorporate into or distribute with our products are developed by numerous independent parties over whom we exercise no supervision or control. Additionally, because our products are increasingly used in applications, such as network infrastructure, transportation, medical and mission-critical business systems, in which the failure of the device system could cause property damage, personal injury or economic loss, we may face product liability or professional liability claims. For example, we are defendants in a suit filed by RED.Com, Inc. ("RED") relating to certain design services that we provided to RED. For additional information regarding this lawsuit, see Part I, ITEM 3, Legal Proceedings.

Although our agreements with our customers contain provisions intended to limit our exposure to infringement and liability claims, our agreements may not be effective in limiting our exposure in all circumstances. Any of these types of claims, with or without merit, could result in claims for indemnification by us or costly litigation, could require us to expend significant resources to develop non-infringing technology or remedy product defects, cause product shipment delays or require us to pay significant damages if the claims are successful. In the case of infringement of another party's intellectual property, we may be required to enter into royalty or licensing agreements; however, we cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we are not successful in defending these claims or, with respect to infringement claims, were to fail to obtain royalty or licensing agreements in a timely manner and on reasonable terms, our business, financial condition and results of operations would be materially adversely affected.

The rights upon which we rely to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology without our permission and reduce our ability to compete.

Our success with our proprietary products depends significantly upon the intellectual property rights embodied in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual provisions to establish and protect our intellectual property rights in our technology and products. We cannot be certain that the steps that we take to protect our intellectual property will adequately protect our rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain our technology as trade secrets. In addition, discovery and investigation of unauthorized use of our intellectual property is difficult. We expect software piracy, which is difficult to detect, to be a persistent problem, particularly in those foreign countries where the laws may not protect our intellectual property as fully as in the United States. The risks that we face may increase as we conduct more research and development activities in China, Korea, Romania, Israel and other foreign countries. Employees, consultants, and others who participate in the development of our products may breach their agreements with us regarding our intellectual property. We might not have adequate remedies for infringement or breach of our proprietary rights by third parties, employees or consultants. Further, we have in the past initiated, and in the future may initiate claims or litigation against third parties for infringement or breach of our proprietary rights or to establish the validity of our proprietary rights. Whether or not such litigation is determined in our favor, such actions could result in significant expenses to us, divert the efforts of our technical and management personnel from productive tasks or cause product shipment delays.

The costs associated with acquisitions and investments could disrupt our business and harm our operating results.

We anticipate that, as part of our business strategy, we will continue to evaluate acquisition and investment opportunities in businesses, products and technologies that complement ours. For example, in October 2008, we acquired 99% of the outstanding shares of MIZI Research, Inc., a privately held Korean company, and, in February 2009, we acquired all of the outstanding shares of Tilcon Software Limited, a privately held Canadian company. These investments and acquisitions can be expensive and often require us to dedicate significant time and resources to the process. We have incurred significant costs in connection with acquisition transactions in prior fiscal years and may incur significant costs in connection with future transactions, whether or not they are consummated. Acquisitions involve additional risks including, among others, difficulties in integrating the operations, technologies, and products of the acquired companies; diverting management's attention from normal daily operations of the business; and potential difficulties in completing projects associated with in-process research and development. If we cannot successfully manage the integration of businesses we may acquire or are unable to realize the benefits of, or anticipated revenues from, our acquisitions, our business, financial condition and operating results could suffer.

If revenues associated with acquired businesses do not meet our original expectations, acquisitions may result in charges relating to impairment of acquired goodwill and purchased intangibles.

If our strategic relationships are not successful, our product offerings, distribution and/or revenues may be adversely impacted.

We have many strategic relationships with semiconductor companies, circuit board manufacturers, system manufacturers, other software companies, customers and others. In addition, we are playing an increasingly active and important role in open-source development projects and industry consortia. These strategic relationships and industry consortia are complex. Some of the companies that are our strategic partners in certain business areas or industry consortia are also our competitors in some business areas. Our strategic partners may also have concurrent relationships with other companies that provide open-source, proprietary or in-house solutions, which may put pressure on our product development roadmaps, timelines and prices. If we are not successful in developing and maintaining these strategic relationships, our business may be harmed. If our collaborative marketing and distribution agreements terminate or expire, the scope of our product offerings may be restricted, and the distribution of our products and our revenues may be adversely impacted.

The costs of software development can be high, and we may not realize revenues from our development efforts for a substantial period of time.

Introducing new products that rapidly address changing market demands requires a continued high level of investment in research and development. If we are required to undertake extensive capital outlays to address changes in the device software optimization market, we may be unable to realize revenue as soon as we may expect. The costs associated with software development are increasing, including the costs of acquiring or licensing new technologies. Our investment in new and existing market opportunities prior to our ability to generate revenue from these new opportunities, if we are able to capitalize on these opportunities at all, may adversely affect our operating results.

Because certain of our customers provide products and services to U.S. Government agencies, as their supplier we may be subject to unique risks that could increase our costs and make revenue related to these customers more difficult to predict.

As a subcontractor to the U.S. Government, we must comply with and are affected by certain laws and regulations related to the award, administration and performance of U.S. Government contracts and other regulations particularly related to the aerospace and defense industry, such as export control regulations including International Traffic in Arms Regulations. In addition, under applicable regulations, various audit agencies of the U.S. government conduct regular audits of contractors' compliance with a variety of U.S. government regulations and have the right to review retroactively the financial records under most U.S. government contracts. Further, as a U.S. Government subcontractor, we are subject to an increased risk of investigation, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not. This increases our internal procedures and costs, and as well, we may face an increased risk of non-compliance as these requirements involve separate processes that are outside our standard, commercial practices.

In addition, our contracts with customers providing products and services to the U.S. government are subject to uncertainty since their governmental contracts are subject to U.S. government appropriations that are changeable and determined on an annual basis. Also, the U.S. government has the right to modify, curtail or terminate customer contracts, which would result in corresponding changes to our contracts with our customers. Some of our contracts are subject to contract accounting, which requires judgment relative to assessing risk, estimating contract revenues and costs and making assumptions regarding scheduling and technical issues. Because of these risks, it is difficult to predict anticipated future revenues attributable to government related subcontracts. If we do not effectively manage these risks, our operating results could be materially negatively impacted.

If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and other personnel, many of whom would be difficult to replace. We believe our future success will also depend, in large part, upon our ability to attract and retain highly skilled managerial, engineering, sales and other personnel, and upon the ability of management to operate effectively, both individually and as a group, in geographically disparate locations. In addition, reductions in force or reductions in employee benefits could potentially make attracting and retaining qualified employees more difficult in the future. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively affect our ability to sell our products.

In addition, companies in the software industry whose employees accept positions with competitors may claim that their competitors have engaged in unfair hiring practices or that there will be inappropriate disclosure of confidential or proprietary information. We may be subject to such claims in the future as we seek to hire additional qualified personnel. Such claims could result in material litigation. As a result, we could incur substantial costs in defending against these claims, regardless of their merits, and be subject to additional restrictions if any such litigation is not resolved in our favor.

Changes to existing accounting pronouncements or taxation rules or practices may cause adverse revenue fluctuations and affect our results of operations or how we conduct our business.

A change in any accounting pronouncements, such as the adoption of Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations*, effective in the first quarter of fiscal 2010, or taxation rules or practices can have a significant effect on our results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

The complexity of accounting regulations and related interpretations and policies, particularly those related to revenue recognition, could materially affect our financial results for a given period.

Although we use standardized agreements designed to meet current revenue recognition criteria under generally accepted accounting principles, we must often negotiate and revise terms and conditions of these standardized agreements, particularly in multi-element license and services transactions. As our transactions have increased in complexity, particularly with the sale of larger, multi-element transactions, negotiation of mutually acceptable terms and conditions may require us to defer recognition of revenue on such licenses. For example, we believe that we are in compliance with Statement of Position 97-2, *Software Revenue Recognition*, as amended; however, more complex, multi-element transactions require additional accounting analysis to account for them accurately. Errors in such analysis in any period could lead to unanticipated changes in our revenue accounting practices and may affect the timing of revenue recognition, which could adversely affect our financial results for any given period. If we discover that we have interpreted and applied revenue recognition rules differently than prescribed by generally accepted accounting principles in the U.S., we could be required to devote significant management resources, and incur the expense associated with an audit, restatement or other examination of our financial statements.

Business interruptions could adversely affect our business.

Our operations and the operations of our vendors and customers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. For example, a substantial portion of our facilities, including our corporate headquarters, is located near major earthquake faults. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and loss of life. We do not carry earthquake insurance and we have not set aside funds or reserves to cover such potential earthquake-related losses. In the event that a material business interruption occurs that affects us or our vendors or customers, shipments could be delayed and our business and financial results could be harmed.

Our common stock price is subject to volatility.

In recent years, the stock markets in general and the shares of technology companies in particular have experienced extreme price fluctuations. These recent price fluctuations are not necessarily proportionate to the operating performance of the companies affected. Our stock price has similarly experienced significant volatility. As reported on The NASDAQ Global Select Market, during fiscal year 2009, our stock had an intra-day high sales price of $12.99 and an intra-day low sales price of $6.07. In some of our past fiscal quarters, we experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. These factors relating to the fluctuations in our revenues and net income may continue to affect our stock price. Comments by, or changes in estimates from, securities analysts as well as significant developments involving our competitors or our industry could also affect our stock price. In addition, the market price of our common stock is affected by the stock performance of other technology companies generally, as well as companies in our industry and our customers in particular. Other broad market and industry factors may negatively affect our operating results or cause our stock price to decline, as may general political or economic conditions in the United States and globally, such as recessions, or interest rate or currency fluctuations. Over the past six months, the U.S. and international stock market indices have experienced significant declines, and these general market trends have adversely impacted the trading price of our common stock. Furthermore, the stock market may be adversely impacted, or experience unusual volatility, as a result of the outbreak of armed conflict or hostilities involving the United States or incidences of terrorism in, or directed at, the United States or its allies.

Provisions in our charter documents, customer agreements, and Delaware law could prevent or delay a change in control of Wind River, which could hinder stockholders' ability to receive a premium for our stock.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or consolidation that a stockholder may consider favorable. These provisions include:

- authorizing the issuance of preferred stock without stockholder approval;
- limiting the persons who may call special meetings of stockholders;
- prohibiting stockholder actions by written consent; and
- requiring super-majority voting to effect amendments to certain provisions of Wind River's certificate of incorporation and bylaws.

Certain provisions of Delaware law also may discourage, delay, or prevent someone from acquiring or merging with us, and our agreements with certain of our customers require that we give prior notice of a change of control. Our various anti-takeover provisions could prevent or delay a change in control of the Company, which could hinder stockholders' ability to receive a premium for our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own our corporate headquarters in Alameda, California. The campus provides approximately 273,000 square feet of office space. We also lease a number of sales, services, customer training, manufacturing, and research and development offices for current use consisting of approximately 378,000 square feet in various locations in North America, EMEA, Japan and the Asia Pacific region. We believe that our facilities are adequate to meet our current and anticipated business needs.

ITEM 3. LEGAL PROCEEDINGS

As summarized more fully below, from time to time, we may be subject to a variety of claims or lawsuits or be involved in a variety of investigations or proceedings, including claims relating to alleged infringement of patents or other intellectual property rights, contractual disputes, employee claims and other claims that arise in the ordinary course of our business. We believe that the outcome of our outstanding legal proceedings, claims and litigation will not have a material adverse effect on our business, results of operations, cash flows or financial condition. However, such matters involve complex questions of fact and law and could involve significant costs and the diversion of resources to defend. Additionally, the results of litigation are inherently uncertain, and an adverse outcome is at least reasonably possible.

RED.Com, Inc. Litigation

On November 14, 2008, RED.Com, Inc. (doing business as RED Digital Camera) ("RED") filed a complaint against us in the Superior Court of the State of California, Santa Clara County. The complaint asserts causes of action against us for fraud in the inducement, breach of contract and negligent representation in connection with a services agreement entered into between RED and us in January 2006, pursuant to which we performed certain design services related to RED's RED ONE digital cinema camera. RED's complaint seeks compensatory damages in an amount to be proven at trial, as well as punitive damages and attorneys' fees and costs. On January 2, 2009, we filed an answer to RED's complaint. We believe that RED's complaint is without merit and intend to defend this matter vigorously. On January 2, 2009, we filed a cross-complaint against RED asserting causes of action for (i) breach of contract in connection with RED's failure to pay outstanding invoices and (ii) for breach of contract and conversion/trespass to chattels in connection with RED's unauthorized distribution of our VxWorks operating system to end users. Discovery has commenced. A trial date has not been set.

Derivative Litigation

Between September 8, 2006 and November 15, 2006, three separate stockholder derivative complaints were filed in the Superior Court of the State of California, Alameda County, against various of our officers and directors and naming us as a nominal defendant. On December 20, 2006, the Court consolidated these actions and appointed co-lead counsel. On February 21, 2007, co-lead counsel filed a consolidated and amended complaint (Case Number RG06288009) that asserts causes of action for accounting; breach of fiduciary duty; restitution/unjust enrichment; rescission; and violation of California Corporations Code § 25402. On February 9, 2007, a fourth, substantially identical purported shareholder derivative complaint entitled *Castronovo v. Berger, et al.* (Case Number RG07310636) was filed in the Superior Court of the State of California, Alameda County. We filed demurrers to the complaints in the consolidated actions and the complaint in the *Castronovo* action. On July 17, 2007, subsequent to the filing of those demurrers, the Court approved a stipulation of the parties consolidating the Castronovo action with the three previously filed actions, thereby obviating any ruling on the our demurrer to the complaint in the Castronovo action.

On April 2, 2008, the parties executed a Stipulation of Settlement incorporating the terms of a settlement. The settlement involved certain corporate governance changes and a payment of $750,000 by us to plaintiffs' counsel for attorneys' fees and expenses. On August 1, 2008, the Court entered an order approving the settlement, awarding $750,000 to plaintiffs' counsel for their attorneys' fees and expenses and dismissing the litigation with prejudice. There were no objections to the settlement and the deadline for any appeal of the settlement has expired. We accrued the $750,000 fee award during fiscal year 2008 and the award was paid during the third quarter of fiscal year 2009.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol WIND. As of March 20, 2009, there were approximately 564 stockholders of record of our common stock. As of March 20, 2009, the closing price of our common stock as quoted on the NASDAQ Global Select Market was $6.35. The following table sets forth the intra-day low and high sales prices of our common stock on the NASDAQ Global Select Market for the quarters indicated:

	Low	High
Fiscal 2009		
First quarter ended April 30, 2008	$6.07	$ 8.92
Second quarter ended July 31, 2008	7.92	12.16
Third quarter ended October 31, 2008	7.01	12.99
Fourth quarter ended January 31, 2009	6.36	9.41
Fiscal 2008		
First quarter ended April 30, 2007	$9.35	$11.28
Second quarter ended July 31, 2007	9.51	11.40
Third quarter ended October 31, 2007	8.71	12.65
Fourth quarter ended January 31, 2008	7.88	13.42

Dividend Policy

We have not paid cash dividends on our common stock to date. We presently intend to retain all of our earnings for use in our business and, therefore, do not anticipate paying dividends on our common stock within the foreseeable future.

Issuer Purchases of Equity Securities

In June 2007, the Board of Directors authorized a stock repurchase program to enable us to purchase up to an aggregate of $50.0 million in shares of our common stock. We did not repurchase any of our common stock under this repurchase program during fiscal 2008. We completed this repurchase program during the first quarter of fiscal 2009.

In April and June 2008, the Board of Directors approved additional stock repurchase programs that authorized us to repurchase up to an aggregate of $100.0 million in shares of our common stock.

During fiscal 2009, we repurchased 13.0 million shares for a total cost of $105.3 million and an average of $8.12 per share inclusive of broker commissions under these stock repurchase programs. Repurchases under the Board of Directors approved plans are exclusive of shares repurchased from employees to satisfy tax withholding obligations upon the vesting of restricted stock units. We did not repurchase any of our common stock during the quarter ended January 31, 2009. As of January 31, 2009, approximately $45.0 million remained available for repurchases under our stock repurchase programs.

Performance Measurement Comparison

The graph below compares the cumulative total stockholder return of an investment of $100 (and the reinvestment of any dividends thereafter) on January 31, 2004 in (i) our common stock, (ii) the NASDAQ Composite Index and (iii) the NASDAQ Computer & Data Processing Index. We have never paid cash dividends on our common stock. Total return is based on historical results and is not intended to indicate future performance.

The following graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that we specifically incorporate it by reference into such filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Wind River Systems, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/04
1/05
1/06
1/07
1/08
1/09
Wind River Systems, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

*$100 invested on 1/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending January 31.

	January 31,					
	2004	**2005**	**2006**	**2007**	**2008**	**2009**
Wind River Systems, Inc.	$100.00	$149.76	$159.67	$118.38	$100.12	$95.11
NASDAQ Composite Index	$100.00	$101.08	$114.61	$124.99	$120.39	$73.10
NASDAQ Computer & Data Processing Index ...	$100.00	$107.60	$119.42	$133.40	$135.91	$83.71

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and with the consolidated financial statements presented in Item 8 of this Annual Report on Form 10-K.

	Years Ended January 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
STATEMENT OF OPERATIONS					
Net revenues	$359,664	$328,631	$285,298	$266,323	$235,400
Income (loss) from operations	6,693	(7,963)	(5,377)	23,885	12,681
Net income (loss)	10,704(1)(3)(4)	(2,358)(2)(3)	573(3)(4)	29,295(4)	8,165
Net income (loss) per share:					
Basic	0.14	(0.03)	0.01	0.35	0.10
Diluted	0.13	(0.03)	0.01	0.33	0.09

	January 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
BALANCE SHEET					
Working capital	$ 26,588	$ 52,725	$ 45,624	$ 19,290	$ 13,413
Total assets	478,999	563,919	498,565	483,244	452,254
Convertible subordinated notes, excluding current portion, and other long-term obligations	7,541	6,919	2,898(5)	2,420(5)	76,543(5)
Stockholders' equity	285,390	365,592(6)	324,134	303,447	255,945

(1) Net income and net income per share include a non-cash impairment charge of $12.3 million related to the carrying value of our goodwill and intangible assets associated with the Device Test business included within the All Other reportable segment.

(2) Net (loss) and net (loss) per share include a non-cash impairment charge of $2.8 million related to the partial write-off of certain purchased and other intangible assets.

(3) Net income (loss) and net income (loss) per share include stock-based compensation expense of $16.5 million, $21.3 million and $22.5 million for fiscal 2009, 2008 and 2007, respectively, related to the prospective adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, on February 1, 2006 and restricted stock awards issued in the Interpeak acquisition. See Note 9, "Common Stock," and Note 10, "Stock-based Compensation Plans," in Item 8 of this Annual Report on Form 10-K for further information.

(4) Net income and net income per share include the release of certain international deferred tax valuation allowances totaling approximately $1.2 million, $2.8 million and $6.8 million for fiscal 2009, 2007 and 2006, respectively.

(5) See Note 6, "Convertible Subordinated Notes," in Item 8 of this Annual Report on Form 10-K for further details.

(6) The opening accumulated deficit balance within stockholders' equity includes the impact of adopting Emerging Issues Task Force Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences*, in the first quarter of fiscal year 2008. The adoption resulted in a cumulative effect adjustment of $1.3 million, which was recorded as an increase to accumulated deficit as of February 1, 2007. See Note 1, "The Company and Summary of Significant Accounting Policies," in Item 8 of this Annual Report on Form 10-K for further information.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Operating and Financial Summary

Wind River is a global leader in Device Software Optimization (DSO). We develop, market and sell operating systems, middleware and software development tools that allow our customers to develop, run, and manage their device products faster, better, at lower cost and more reliably. We offer our customers a choice of leading real-time, proprietary operating systems and open-source, commercial-grade Linux operating systems. We also offer our comprehensive, Eclipse-based Workbench software development suite that allows our customers to manage the design, development, debugging and testing of their device software systems, as well as leading device test solutions that allow our customers to test, diagnose and resolve defects in device software. Our customers manufacture devices as varied as set-top boxes, in-vehicle infotainment systems, mobile handsets, Internet routers, avionics control panels and coronary pacemakers. Our operating systems are currently deployed in millions of devices.

We market our products and services in North America, EMEA (comprising Europe, the Middle East and Africa), Japan and the Asia Pacific region, primarily through our own direct sales organization, which consists of sales persons, field engineers and support staff. We also market and sell our products through a network of distributors and resellers, primarily in international regions, to serve customers in regions not serviced by our direct sales force. We were incorporated in California in February 1983 and reincorporated in Delaware in April 1993.

Our Strategy

Our objectives are to strengthen our leadership position in the DSO industry and to increase our revenue and profitability. To achieve these objectives, we are pursuing the following strategic initiatives:

- *Investing in targeted growth product areas*: We are focusing engineering, sales, and marketing resources in certain targeted growth product areas, including Linux platforms, Multiple Independent Levels of Security (MILS) solutions in the aerospace and defense industry and multiprocessing capabilities.
- *Driving profitability of established products*: We are focusing on generating increased returns from our more established products, including our VxWorks solutions, our on-chip debugging tools and our other general purpose development tools.
- *Focusing operations*: Since the beginning of our fiscal year 2009, our operations have been structured among four product divisions: VxWorks, Linux, Tools, and Device Test. We complement our product offerings in each of these divisions by offering strategic professional services to our customers. This organizational structure was designed to help us focus on new technology and market opportunities, to become more nimble and agile with our customers and partners and to drive and measure returns on our investments.
- *Targeting growth vertical markets*: We are concentrating increased sales and marketing efforts in targeted growth vertical markets, including aerospace and defense (especially MILS), network equipment, mobile handsets, industrial, in-vehicle infotainment, mobile Internet devices and digital living. We are also actively evaluating opportunities for acquisitions in growth markets. During fiscal year 2009, we had significant design wins in many of these markets and, in particular, in the mobile handset and in-vehicle infotainment markets.
- *Leveraging alliances with key partners*: We are continually seeking to establish relationships with key hardware and software partners in order to develop, promote and sell products and services to new customers or through new distribution channels. We are also playing increasingly important roles in several industry consortia and standards-setting bodies, particularly in the open-source industry, in order to promote technology standardization and adoption.

How We Earn Our Revenues

We earn our revenues from the license and sale of our products and from providing services related to our products. Our software products are licensed to our customers for their development use under a subscription license, a multiple-year term license or a perpetual license. Customers who purchase a subscription license are charged per term, typically an annual fee, renewable at the election of the customer. Customers who purchase a multiple-year term license are charged an upfront fee, which covers the term of the license. Customers who purchase a perpetual license are generally charged a one-time, up-front fee. Once development is completed, whether under a subscription license, a term license or a perpetual license, we also generally charge our customers a production license fee for every copy of our proprietary software included in the final, manufactured device. Customers either report their usage on a quarterly basis or purchase a block of production licenses in advance of use. We also earn revenue for support and maintenance services for our products, which includes telephone support and provision of updates. For products licensed under a perpetual license, support and maintenance may be purchased for a separate fee. For products licensed under a multiple-year term license, the support and maintenance is purchased with a separate fee on an annual, renewable basis, and includes upgrades. For products licensed under a subscription license, support and maintenance is included in the per-term fee, and includes upgrades. In addition, we also charge customers for other services related to our products, such as training and professional services. Our training services are generally purchased for a fixed fee, while our professional services are available on both a time-and-materials and fixed price contract basis. Our professional services are designed to assist our customers with the design and development of a completed device or application and may include project managed custom hardware development, software development and product integration.

Form 10-K

Our product revenues are comprised of revenues from perpetual and term licenses; the revenues that we receive for all production licenses, whether related to development under a perpetual license, term license or a subscription license; and hardware revenues. Our subscription revenues are derived from revenues from our subscription licenses, not related to production fees, and includes support and maintenance provided to these customers. Our services revenues are derived from our professional services revenues and training, as well as revenues for support and maintenance of our products under perpetual and term licenses. Summarized below is a tabular representation of the components of our revenue categories:

	Product Type					
Revenue Category	**Subscription License**	**Perpetual License**	**Term License**	**Professional Services**	**Maintenance**	**Training/ Education**
Product Revenues	Production licenses (royalties)	Perpetual license fees and production licenses	Term license fees and production licenses	N/A	N/A	N/A
Subscription Revenues	Subscription fees	N/A	N/A	N/A	Maintenance for subscription licenses	N/A
Service Revenues	N/A	N/A	First year maintenance, if included with the initial license	Professional services	Maintenance for perpetual and term licenses	Training related to all licenses

Key Operating and Financial Metrics

Members of our senior management team regularly review key operating and financial metrics such as net revenues, gross margin, operating margin, earnings per share, operating cash flows, deferred revenues and services backlog. These metrics allow management to monitor the growth, momentum and profitability of our business and to evaluate any necessary areas for investment or, in contrast, for improved efficiencies and effectiveness.

Recent Operating Results

During fiscal year 2009, we continued to grow revenue and to generate positive cash flows from operations. Growth in revenue was due primarily to increases in perpetual and multi-year term license revenues and, to a lesser extent, increases in subscription revenues and other service revenues.

Our total revenues were $359.7 million in fiscal 2009 compared to $328.6 million in fiscal 2008, an increase of $31.0 million or 9%. In fiscal 2008, our revenues increased by $43.3 million or 15% compared to revenues of $285.3 million in fiscal 2007. Our net income was $10.7 million or $0.13 per diluted share in fiscal year 2009. Our net loss in fiscal 2008 was $2.4 million or $0.03 per diluted share and our net income in fiscal 2007 was $573,000 or $0.01 per diluted share.

Our total deferred revenue decreased by 2% to $132.2 million at January 31, 2009 from $134.5 million at January 31, 2008. The decrease in fiscal 2009 was due to lower sales of new subscription contracts resulting partly from customer purchases under our multi-year term license model in lieu of renewing these contracts. The decline in fiscal 2009 was partially offset by increased maintenance deferred revenues related to multi-year term license transactions invoiced during fiscal 2009 and a large perpetual contract that was executed during the first quarter of fiscal 2009. Short-term deferred revenues decreased by 5% to $114.5 million at January 31, 2009 from $119.9 million at January 31, 2008. Of the total deferred revenue balance at January 31, 2009, $17.8 million related to deferred revenue classified as long-term.

We generated cash flows from operations of $54.5 million in fiscal 2009 compared to $42.6 million in fiscal 2008 and $55.7 million in fiscal 2007. Cash provided by operating activities increased by $11.9 million in fiscal 2009 compared to fiscal 2008, due primarily to the growth in earnings and strong cash collections. Cash provided by operating activities declined by $13.1 million in fiscal 2008 compared to fiscal 2007, due primarily to slower growth in deferred revenue and increased operating expenses.

We have experienced increased demand for our professional services as market and industry conditions change rapidly. Our revenue from other service revenues, which includes mostly professional services, was $59.2 million in fiscal year 2009, representing approximately 16% of our revenue, compared to $55.7 million in fiscal year 2008. The relative mix of professional services revenues to other revenues in any period can affect the amounts of our reported revenues, deferred revenues, operating margins and earnings. For example, revenues from professional services engagements are generally recognized only when the contracted services are performed, causing revenues to be reported over time; professional services engagements typically generate lower gross margins than earnings derived from licenses of our proprietary software solutions, reducing operating margins and earnings; and most of the contracted future revenue from services engagements is typically included in services backlog (which is not recorded on our consolidated balance sheets) rather than as deferred revenue.

Our open-source business, which currently includes a larger professional services component than our proprietary software business, is becoming an increasingly important part of our strategy and our expected future results. Our open-source business is growing while we have experienced at times slower growth in the proprietary component of our subscription business. If our open-source business does not grow as quickly as we anticipate or if we are not successful in licensing our open-source solutions on profitable terms, our future financial performance may be materially adversely affected.

Fiscal 2009 Developments

At the beginning of fiscal 2009, we adopted a reorganization plan to better align our resources with our strategic business objectives. As part of this plan, we reorganized our operations into four product divisions: VxWorks, Linux, Tools and Device Test. This realignment was designed to help us focus on new technology and market opportunities, to become more nimble and agile with customers and partners, and to drive and measure returns on our investments. As a result of this reorganization, engineering, product management, and test personnel were allocated among the four product divisions, while sales, marketing, and other operational and support staff remain organized along functional lines. In addition, we record revenues and expenses from non-core products and design services separate from these four product divisions. As a result of this change in structure, we have been reporting our results of operations for each of the following reportable segments since the beginning of fiscal 2009:

- *VxWorks.* This segment reports the results of operations of our VxWorks product division, which develops, markets and sells our proprietary VxWorks real-time operating system and related products and services.
- *Linux.* This segment reports the results of operations of our Linux product division, which develops, markets and sells our open-source-based, commercial-grade Linux operating systems and related products and services.
- *Non-Core Products and Design Services.* Due to the current revenue and income contributions of these products and services, we are reporting separately in this segment our results of operations of our pSOS real-time operating system, which was acquired from Integrated Systems, Inc. in fiscal 2001, certain other non-core products and turn-key product design services.
- *All Other.* This segment reports the results of operations of non-platform sales of our Tools product division and our Device Test product division, on a combined basis.

We have recast our segment disclosures for periods prior to fiscal 2009 to present these new reportable segments for all periods reported.

In addition, as a result of this reorganization, we eliminated approximately 82 positions, primarily in North America, in the first and second quarters of fiscal 2009 and recognized restructuring charges of $2.8 million related primarily to these terminations.

At the beginning of fiscal 2009, we began offering our customers the option to purchase our solutions under a multiple-year term license model with separately priced maintenance. Under this model, customers are able to enter into renewable, limited-term licenses with us, which provide them with development rights to use our products for a limited term rather than on a perpetual basis. These customers can also purchase support and maintenance for a separate fee on an annual, renewable basis, and may also obtain the right to receive upgrades in addition to updates. Under this model, we also charge our customers a production license fee for every copy of our proprietary software included by our customer in each final, manufactured device. The term license model provides customers with another method to access our technology that meets their budgetary and cash flow requirements. Term license revenues were approximately 7% of total revenues for fiscal year 2009.

Under applicable accounting rules, for a multiple-year term license, the majority of license revenue is recognized in the quarter in which the products are delivered and a smaller amount relating to the fair value of maintenance is deferred and recognized subsequently over the maintenance period. By contrast, under the subscription-based enterprise license model that has been offered to customers since November 2002, revenue is recognized ratably over the subscription period. Therefore, an order for a multiple-year term license will result in higher current-quarter revenue than an equal-size order for a subscription-based enterprise license, but will result in decreased deferred revenue compared to the subscription-based enterprise license. We anticipate that a number of customers will transition from enterprise licensing to multiple-year term licensing in fiscal 2010 and this may impact the timing of our reported revenues; however, there is a risk that the adoption of the term license model may not continue to increase at the same rate in the future either due to the current macro economic environment or otherwise. The timing, size, or mix of multiple-year term licensing orders and enterprise licensing orders in any given year can vary and may consequently have an impact on that year's reported revenues.

Recent Developments

In the fourth quarter of fiscal 2009, we recorded an impairment charge of $12.3 million related to goodwill and other intangibles associated with Device Test business included within the All Other reportable segment. During the fourth quarter of fiscal 2009, economic conditions and a rebalancing in our strategic product portfolio related to our Device Test reporting unit following our annual planning process for fiscal 2010, led us to conclude that there were sufficient indicators to require us to perform a goodwill impairment analysis for that reporting unit. The impairment was determined by calculating the fair value of the Device Test reporting unit using the income approach, which assesses fair value based on future discounted cash flows. We assumed a cash flow period of 9 years and a discount rate of 21%. The result of the analysis indicated that the fair value of this reporting unit was negative and therefore the entire goodwill balance associated with this reporting unit was fully impaired. As a result, in the fourth quarter of fiscal 2009, we recorded an impairment charge of $12.3 million related to goodwill and purchased and other intangibles associated with Device Test business included within the All Other reportable segment.

In February 2009, we implemented a restructuring plan to better align our resources with our strategic business objectives and to support profitable growth in the future. As part of this plan, approximately 38 employee positions were eliminated, including employees from our Device Test division, in the first quarter of fiscal year 2010. We expect to incur total restructuring and other charges ranging from $1.0 million to $1.2 million in connection with this restructuring plan. Substantially all of the charges will relate to cash-based severance costs. We recorded $48,000 of these costs during the fourth quarter of fiscal 2009 related to statutory and other predefined severance benefit plans for employees that management committed to a plan to terminate prior to the end of fiscal 2009. We expect to incur a substantial majority of the remaining charges during the first quarter of fiscal year 2010, and anticipate annual cost savings of approximately $3.5 million to $4.5 million in connection with this restructuring plan. In addition, we have taken other cost saving actions in fiscal 2010 such as reducing employee benefits and compensation costs for existing employees.

Acquisitions

In February 2009, we acquired all of the outstanding shares of Tilcon Software Limited ("Tilcon"), a privately held company based in Ottawa, Canada that focuses on providing embedded graphics solutions, for approximately $3.5 million in cash consideration. In addition, in connection with this acquisition, we agreed to pay potential retention and performance bonuses of up to an aggregate of $1.0 million. With this acquisition, we acquired proprietary embedded graphical user interfaces that will enhance the value of our VxWorks and Wind River Linux software platforms across multiple device types and target. The acquisition will be accounted for under Financial Accounting Standards Board ("FASB") Statement No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"), which replaces Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"). SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. SFAS 141R also changes the accounting of contingent purchase consideration, requires the capitalization of in-process research and development at fair value, and prescribes the expensing of restructuring and acquisition related costs. We adopted SFAS 141R in the first quarter of fiscal 2010 and continue to evaluate the potential impact of the adoption on our consolidated financial statements.

On October 15, 2008, we completed the acquisition of approximately 99% of the outstanding shares of MIZI Research, Inc. ("MIZI"), a privately held company based in Korea. MIZI was an independent software company that specializes in the development of embedded Linux-based mobile application platforms. This acquisition enabled us to gain access to mobile expertise that can be leveraged across our various mobile alliances as well as accelerate our mobile services presence in the Asia Pacific region. The total acquisition consideration was approximately $16.6 million, comprised of approximately $15.8 million in cash consideration, plus acquisition related costs. In addition, in connection with the acquisition, we agreed to pay potential retention and performance bonuses of up to an aggregate of $1.75 million, of which $142,000 was accrued at January 31, 2009, which will be payable and recognized as compensation expense, if certain specified future service and performance criteria are met. We accounted for this acquisition as a non-taxable purchase and, in accordance with SFAS 141, the total consideration was allocated to the intangible assets acquired and tangible assets and liabilities assumed, based on their estimated fair values. See Note 2, "Acquisitions, Goodwill and Purchased Intangibles," in the notes to the accompanying consolidated financial statements for additional information regarding this acquisition.

Critical Accounting Policies and Estimates

General

Management's discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The application of U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1, "The Company and Summary of Significant Accounting Policies," in the notes to consolidated financial statements describes our significant accounting policies which are reviewed by us on a regular basis and which are also reviewed by senior management with the Audit Committee of our Board of Directors.

An accounting policy is deemed by us to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The policies and estimates that we believe are most critical to an understanding of our financial results and condition and that require a higher degree of judgment and complexity, are:

- Revenue recognition;
- Estimating sales returns and other allowances, and allowance for doubtful accounts;
- Valuation of long-lived assets, including goodwill and purchased intangibles;
- Valuation of investments;
- Accounting for income taxes; and
- Stock-based compensation.

Revenue Recognition

We recognize revenues from three sources: (1) product revenues, (2) subscription revenues and (3) service revenues; in each case, net of sales returns and other allowances. Product revenues consist of revenues from production licenses (sometimes referred to as royalties), and fees for stand-alone software and software programming tools sold under our perpetual and term licensing models and from sales of our hardware. Subscription revenues consist primarily of revenues from the licensing of products and services under our enterprise licensing model, including items such as development tools, an operating system, various protocols and interfaces and maintenance, which are licensed over a limited period of time, typically 12 months. Service revenues are derived from fees from professional services, which include design and development fees, software maintenance contracts, and customer training and consulting. Agreements generally do not allow the right of return or sales price adjustments. We present revenue net of sales taxes in our consolidated statements of operations.

We recognize revenues in accordance with Statement of Position ("SOP") 97-2, *Software Revenue Recognition*, as amended ("SOP 97-2"); SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* ("SOP 81-1"); Emerging Issues Task Force ("EITF") Issue No. 00-21

Revenue Arrangements with Multiple Deliverables; and Staff Accounting Bulletin ("SAB") 104, *Revenue Recognition* ("SAB 104"). We recognize revenues when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable and collection is determined to be probable. For arrangements with multiple elements, we recognize revenue when vendor-specific objective evidence ("VSOE") exists for all undelivered elements of the arrangement or at the point when all elements have been delivered. These criteria are further defined as follows:

Persuasive evidence of an arrangement exists. It is our customary practice for arrangements other than a clickwrap agreement to have non-cancelable contracts and generally a customer purchase order prior to recognizing revenues on an arrangement. For products purchased under a clickwrap agreement it is generally our customary practice to have a customer purchase order prior to recognizing revenues.

Delivery has occurred. Product revenues for software and hardware are recognized at the time of shipment or upon the delivery of a product master, with standard transfer terms of FOB shipping point. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred. If only non-essential products or services are undelivered and if evidence of fair value of all undelivered elements exists, then revenue is recognized using the residual method. Under the residual method, the recognition of fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

We recognize revenues from subscription-based licenses ratably over the term of the agreement.

Subscription agreements require that we deliver unspecified future updates and upgrades within the same product family during the subscription term. Accordingly, fees from these arrangements are recognized ratably over their term. If an agreement includes a specified upgrade, all revenue that would have otherwise been recognized is deferred until the specified upgrade is delivered.

Sales to original equipment manufacturers, system integrators and value-added resellers are recognized at the time delivery has occurred for perpetual and term licenses and ratably over the related term for subscription licenses. Sales to distributors are generally recognized as noted above provided that we have evidence of an end-user agreement.

Professional service revenues are generally separately priced, are available from a number of suppliers, and are typically not essential to the functionality of our software products. Revenues from these services are recognized separately from the license fee if the arrangements qualify as "service transactions" as defined by SOP 97-2. Generally, revenue from time-and-materials consulting contracts are recognized as services are performed.

In certain arrangements, we have contracted to provide fixed-price professional services with no corresponding software deliverable. In these instances, we have recognized revenue in accordance with the provisions of SAB 104. With respect to these sales, we evaluate the terms of sale and recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the sales price is fixed or determinable, collectability is reasonably assured, and risk of loss and title have transferred.

Contract accounting is utilized for service revenues from fixed-price contracts that require significant software modification, development or customization. In such instances, the arrangement fee is accounted for in accordance with SOP 81-1, whereby the arrangement fee is recognized, generally using the percentage-of-completion method measured on labor input costs. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. To date these losses have not been significant. The complexity of the estimation process and judgments related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization, changes to specification and testing requirements and collectibility of unbilled receivables.

Service revenues from software maintenance, support and update fees are recognized ratably over the contract period, which is typically 12 months. Service revenues from training and consulting are recognized when the services are provided.

In the case where we execute more than one contract or agreement with a single customer we evaluate each to determine whether the separate contracts or agreements should be viewed as one multiple-element arrangement. Where the determination of a multiple-element arrangement is made, we recognize revenue only if sufficient VSOE exists to allocate revenue to the various elements of the arrangement or at the point when all elements have been delivered.

The vendor's fee is fixed or determinable. At the time of each transaction, we assess whether the fee associated with a revenue transaction is fixed or determinable based on the payment and other terms associated with the transaction. For product and subscription revenues, if a significant portion of a fee is due after our standard payment terms, which are generally no greater than 90 days from invoice date, we account for the fee as not being fixed or determinable. In these cases, revenue is recognized as the fees become due subject to all other revenue recognition criteria being met.

Collection is probable. We assess probability of collection based on a number of factors, including our past transaction history with the customer and the credit-worthiness of the customer. New customers and certain existing customers are subject to a credit review process that evaluates each customer's financial position and ultimately its ability to pay according to the original terms of the arrangement. Based on our review process, if it is determined from the outset of an arrangement that collection of the resulting receivable is not probable, then revenue is recognized on a cash-collected basis.

Vendor Specific Objective Evidence ("VSOE"). We establish VSOE for maintenance services by reference to substantive stated future renewal rates included in contracts or the amounts charged on similar transactions. We establish VSOE for professional services time-and-materials contracts by reference to standard hourly rates separately charged for services.

For consolidated statement of operations classification purposes only, we allocate revenue first to those elements for which we have established VSOE of fair value, and any remaining recognized revenue is then allocated to those items for which we lack VSOE of fair value. If the elements for which we have no fair value include fixed price services, we allocate revenue to these services based upon expected hours to be incurred plus a normal margin. Any remaining revenues would be allocated to product or subscription revenues, depending on the type of license purchased.

Significant management judgments and estimates are made in connection with the revenues recognized in any accounting period. We must assess whether the fee associated with a revenue transaction is fixed or determinable, whether or not collection is probable, whether VSOE exists for all elements of a transaction or multiple-element arrangement and the related revenue recognition impact of this and, for fixed-price contracts, make estimates of costs to complete. Material differences could result in the amount and timing of revenues for any period if management were to make different judgments or utilize different estimates.

Estimating sales returns and other allowances, and allowance for doubtful accounts

We record estimated reductions in revenue for potential returns of products by customers and other allowances. As a result, management must make estimates of potential future product returns and other allowances related to current period product revenue. In making such estimates, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of our products. If management were to make different judgments or utilize different estimates, material differences in the amount of our reported revenue could result. The provision for sales returns and other allowances was $860,000 and $1.8 million at January 31, 2009 and 2008, respectively. The decrease was due primarily to the expiration of a contingency on a large contract during fiscal 2009. The provision represents 0.2% and 0.5% as a percentage of net revenues, for fiscal years 2009 and 2008, respectively.

Similarly, management makes estimates of the non-collectability of accounts receivables, specifically analyzing accounts receivable and historical bad debts, geographic concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms, when evaluating the adequacy of the allowance for doubtful accounts. In addition to the identification of individual specific doubtful accounts receivable, we provide allowances for other accounts receivable based on our historical experience. If management were to make different judgments or utilize different estimates, material differences in the amount of our reported operating expenses could result. The allowance for doubtful accounts was $1.3 million and $734,000 at January 31, 2009 and 2008, respectively. The allowance represents 1.6% and 0.8% as a percentage of gross accounts receivable, as at January 31, 2009 and 2008, respectively. See Note 1, "The Company and Summary of Significant Accounting Policies," in the notes to consolidated financial statements for a summary of activities during the years reported.

Valuation of long-lived assets, including goodwill and purchased intangibles

Goodwill and purchased intangibles. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets acquired. These include acquired customer base, technological know-how, trademarks, assembled workforce and goodwill. Intangible assets, other than goodwill are amortized over the estimated useful lives ranging from two to seven years under a method that reflects the pattern in which the economic benefits of intangible asset are consumed or otherwise used. If that pattern cannot be reliably determined, a straight-line amortization method is used. Significant management judgment is involved in assessing the fair value of goodwill and purchased intangible assets acquired. The primary methods used to determine the fair value of assets acquired is the income approach, under which we must make assumptions as to the future cash flows of the acquired entity or assets, the appropriate discount rate to use to present value the cash flows and the anticipated life of the acquired assets, and the market approach, under which we compare the value of our business unit to publicly-traded companies in similar lines of business.

At the beginning of fiscal year 2009, we adopted a reorganization plan to better align our resources with our strategic business objectives. As part of this plan, we reorganized our operations into four product divisions: VxWorks, Linux, Tools and Device Test. In addition, we record revenues and expenses from non-core products and design services separate from these four product divisions. As a result of this change in structure, we have commenced reporting the results of our operations under four reportable segments: VxWorks, Linux, Non-Core Products and Design Services, and All Other. In connection with this reorganization, we also changed our reporting units for goodwill impairment testing from one to five reporting units consisting of VxWorks, Linux, Non-Core Products and Design Services, Tools and Device Test. Consequently, at the beginning of fiscal 2009, we performed an interim goodwill impairment review and allocated our goodwill from acquisitions prior to the reorganization to these five reporting units based on the relative fair value of each unit at that time. In performing this review, we used a combination of the income approach based upon nine years of cash flow forecasts together with a residual cash flow and discount rates ranging from 15% to 17%, and the market approach, to assess the fair value of each reporting unit. Goodwill from acquisitions subsequent to the reorganization will be allocated to these reporting units based on the nature of the operations, technologies and products of the acquired company.

Impairment of long-lived assets, including goodwill. We evaluate the recoverability of our long-lived assets such as property and equipment and intangible assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144") and in addition for the recoverability of goodwill in connection with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 144 requires the recognition of the impairment of long-lived assets when circumstances indicate an impairment has occurred and in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, we evaluate asset recoverability when an event occurs that may impair recoverability of the asset. We determine the recoverability of the carrying amount of each asset by reviewing the following factors: the undiscounted value of expected operating cash flows in relation to its net capital investments, the estimated useful or contractual life of the asset, the contract or product supporting the asset. In the case of purchased intangibles and capitalized software development costs, we periodically review the recoverability of the asset's value and its estimated useful life by evaluating its products with respect to technological advances, competitive products and the needs of its customers. A significant portion of our long-lived assets, including goodwill, is located in North America.

We review goodwill for impairment annually in the second quarter of each fiscal year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS 142. The primary methods used to determine the fair value of goodwill for impairment purposes are the income and market approaches. Goodwill was $108.1 million at January 31, 2009 and $114.4 million at January 31, 2008 and purchased intangibles, net, were $10.9 million and $5.0 million at January 31, 2009 and 2008, respectively. If we made different judgments, material differences in the amount of fair value assigned to purchased intangibles and goodwill could arise. At June 30, 2008, the date of our annual goodwill impairment test, the fair value of each of our reporting units was more than 100% in excess of the carrying value of each reporting unit. We evaluate cash flows at the lowest operating level and the five reporting units that we have identified may make impairment more probable than it would be at a company with fewer reporting units.

The assessment for any required impairment charge for goodwill, purchased intangibles and other long-lived assets is based upon estimated discounted cash flows over the remaining useful life of the goodwill, purchased intangibles or long-lived assets using an appropriate discount rate that incorporates our cost of capital and the risk profile of the associated investment. The assumptions supporting the cash flows, including the discount rates, are determined using our best estimates as of the date of the impairment review. These estimates are highly subjective and require significant management judgment as these estimates require us to make assumptions regarding future operating results, which are inherently difficult to predict. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for these assets not previously recorded.

In the fourth quarter of fiscal 2009, we recorded an impairment charge of $12.3 million related to goodwill and other intangibles associated with Device Test business included within the All Other reportable segment. During the fourth quarter of fiscal 2009, economic conditions and a rebalancing in our strategic product portfolio related to our Device Test reporting unit following our annual planning process for fiscal 2010, led us to conclude that there were sufficient indicators to require us to perform an interim goodwill impairment analysis for that reporting unit. The impairment was determined by calculating the fair value of the Device Test reporting unit using the income approach, which assesses fair value based on future discounted cash flows. We assumed a cash flow period of 9 years and a discount rate of 21%. The result of the analysis indicated that the fair value of this reporting unit was negative and therefore the entire goodwill balance associated with this reporting unit was fully impaired. As a result, in the fourth quarter of fiscal 2009, we recorded an impairment charge of $12.3 million related to goodwill and purchased and other intangibles associated with Device Test business included within the All Other reportable segment.

Given the current macro economic environment and the uncertainties regarding the potential impact on our business, if forecasted revenue, operating results and cash flows of certain reporting units are not achieved it is reasonably possible that an impairment review may be triggered for goodwill and long-lived assets during fiscal 2010. If a triggering event causes an impairment review to be required, or if our revenue, operating results and cash flows are determined not to have been achieved at forecasted levels during our annual goodwill impairment review in the second quarter, it is not possible to determine if an impairment charge would result or if such charge would be material.

In fiscal 2008, we recorded an impairment charge of $2.8 million related to purchased and other intangibles acquired as part of the acquisition of the RTLinux business in February 2007.

Valuation of Investments

We invest our excess operating cash in various marketable investments, including U.S. government and agency debt securities, corporate debt securities and asset-backed and other securities. As of January 31, 2009 and 2008, the aggregate fair value of our investment portfolio was $90.3 million and $142.5 million, respectively. We account for our portfolio in accordance with the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Accordingly, we determine the appropriate classification of debt and other securities at the time of purchase and re-evaluate such designation as of each balance sheet date. As of January 31, 2009 and 2008, we classified all of our debt and other securities as available-for-sale. Such securities are recorded at fair value and unrealized holding gains and losses, net of the related tax effect, if any, are reported as a component of other comprehensive income (loss) on our consolidated balance sheet until realized. Realized gains and losses are determined based upon the specific identification method and are reflected as a component of other income (expense), net on our consolidated statement of operations in the period of sale.

We measure our investment in accordance with the provisions of SFAS No. 157, *Fair Value Measurement* ("SFAS 157") and FASB Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. We have engaged a third party financial institution as our portfolio custodian that has separately contracted with an independent pricing service to provide fair value measurements of our investment portfolio. Based on the types of inputs that the independent pricing service uses to derive the fair value of investment portfolio, we assign individual securities to Level 1, 2 or 3 of the SFAS 157 fair value hierarchy. Since we use the pricing service to assist us to value our securities in active markets and to group such securities into the SFAS 157 fair value hierarchy, we have implemented review procedures to ensure that the inputs used in the valuation process are market-based measures from the perspective of market participants and the inputs used in the valuation process correspondence to the appropriate SFAS 157 fair value hierarchy classification. Additionally, we obtain pricing information from other pricing sources for comparison purposes to ensure that the pricing models used by the independent pricing service are consistent with industry standards and provide a reasonable approach for us to obtain comparable pricing not only between individual securities, but also between values reported by us and other companies holding similar investments. While determining the fair value of a security in a market that is not active, we place less reliance on pricing service quotes that do not reflect the result of market transactions and apply unobservable inputs and management judgment about the assumptions that market participants would use in pricing the securities based on the best information available.

As of January 31, 2009, of the $90.3 million aggregate fair value of our investment portfolio, $87.5 million related to available-for-sale investments are classified as Level 2 as these investments are not actively traded and are valued using pricing models that use observable market inputs; the remaining $2.8 million relates to investments in the Reserve Primary Money Market Fund and the Reserve International Fund (the "Reserve Funds"), which are classified as Level 3 as the Reserve Funds are valued using unobservable inputs and management judgment due to the absence of comparable quoted market prices and inherent lack of liquidity for these funds. Total financial assets at fair value classified within Level 3 were less than 0.6% of total assets on our consolidated balance sheet as of January 31, 2009.

We regularly review our investments in unrealized loss positions for other-than-temporary impairments in accordance with FASB Staff Positions Nos. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* (the "FSPs"). The application of the FSPs to securities in unrealized loss positions is complex and requires reliance on significant quantitative and qualitative assumptions and estimates regarding credit ratings, collateralization, the length of time and significance of the loss position and our intent and ability to hold to maturity or forecasted recovery. Unrealized losses on other-than-temporarily impaired securities are recorded in other income (expense), net on the consolidated statement of operations in the period that we determine that an other-than-temporary impairment has occurred.

During fiscal year 2009, we determined that a corporate debt security and seven asset-backed and other securities within our investment portfolio were other-than-temporarily impaired due to a deterioration in the quality of collateralized support, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, we recorded other-than-temporary impairment losses of $1.1 million related to these securities. In addition, during fiscal year 2009, we recorded other-than-temporary impairment losses of $273,000 related to our investments in the Reserve Funds because the Reserve Funds held securities issued by Lehman

Brothers, which filed for bankruptcy protection on September 15, 2008. To determine the fair value for the investment in the Reserve Funds, we changed our valuation technique from the market approach for our investment in the Reserve Funds to Level 3 analyses, under which the Reserve Funds are valued using unobservable inputs and management judgment due to the absence of comparable quoted market prices and inherent lack of liquidity for these funds. Based on the outcomes of these analyses, we concluded that the fair value of our investment in the Reserve Funds was lower than their carrying value and, as a result, recorded an other-than-temporary impairment charge for $273,000 in other expense, net in the Consolidated Statements of Operations for the period ended January 31, 2009. Changes in market conditions could result in further adjustments to the fair value of these investments. The total recorded other-than-temporary impairment losses were $1.4 million during fiscal year 2009. Other-than-temporary impairment charges were $368,000 in fiscal year 2008.

Based on publicly available information, numerous pending or threatened claims and lawsuits have been asserted against the Reserve Primary Money Market Fund, however the outcomes of these claims and lawsuits are currently unknown. If there are adverse outcomes or developments, an incremental impairment of our holdings in the Reserve Primary Money Market Fund may be required.

As of January 31, 2009, we determined that no other securities in our investment portfolio were other-than-temporarily impaired. The total gross unrealized losses for securities in our investment portfolio at January 31, 2009 were $1.2 million. If these securities experience deterioration in the quality of collateralized support, an overall under-collateralization and a significant non-recoverable decline in fair value, further other-than-temporary impairments could occur.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, income tax liabilities, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Judgment is applied to estimate taxable income by jurisdiction and our ability to utilize any unexpired credits and/or net operating losses. We are subject to income tax audits in all of the jurisdictions in which we operate and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years' tax returns. Accordingly, we must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss in accordance with the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* To the extent that we establish a reserve, our provision for income taxes would be increased. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. During fiscal 2008, we realized benefits of approximately $410,000 arising from meeting certain recognition criteria relating to research and development tax credits as well as the expiration of the statute of limitation in a foreign jurisdiction. No such tax benefits were recognized during fiscal year 2009. Our tax rate may also vary based on our results and the mix of income or loss amongst the domestic and foreign tax jurisdictions in which we operate.

Deferred income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), and are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for recognition of deferred tax assets if the realization of such assets is more likely than not to occur. With the exception of the U.S. jurisdiction, we have determined that it is more likely than not that our deferred taxes will be realized. Accordingly, we have recorded a net deferred tax asset of $6.5 million and $9.9 million, related to our international jurisdictions and a full valuation allowance against the remainder of our deferred tax assets at January 31, 2009 and 2008, respectively. In fiscal 2009 we released the valuation allowance against the deferred tax assets in Japan, which caused an incremental tax benefit of $1.2 million to be recognized in fiscal 2009. In fiscal 2008 we did not release any of the valuation allowances against our deferred tax assets. The valuation allowance at January 31, 2009 is $59.4 million and relates to deferred tax assets held in the United States.

Should we determine that it is more likely than not that our U.S deferred tax assets will be realized, we will adjust the related valuation allowance and recognize a material increase to income in the period that such determination is made. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. While we have experienced an increase in profitability during the year ended January 31, 2009 compared to the prior year, the significant uncertainty in the current economic climate, including our ability to continue to maintain and grow our term license revenues, makes it difficult to objectively verify the impact on our future profitability. Accordingly, considering this and other evidence, we have determined that it is more likely than not that our U.S. deferred tax assets will not be realized at this time. We will continue to evaluate the ability to realize, by jurisdiction, our deferred tax assets and related valuation allowances on a quarterly basis. If the current economic environment does not have a significant negative impact on our future profitability, it is at least reasonably possible that a material adjustment to the valuation allowance may occur within the near term.

Stock-based Compensation

We account for stock-based compensation related to stock-based transactions in accordance with the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS No. 123R"). Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life.

We calculate the fair value of each option award on the date of grant under the Black-Scholes option pricing model using certain assumptions. The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the option's expected term and the price volatility of the underlying stock. Our current estimate of volatility is based on a combination of historical and market-based implied volatility from traded options on our common stock. We believe that using a combination of historical and market-based implied volatility from traded options on our common stock is a better indicator of expected volatility and future stock price trends than relying solely on historical volatility. To the extent volatility of our stock price increases in the future, our estimates of the fair value of options granted in the future could increase, thereby increasing stock-based payment expense in future periods. The computation of expected lives was determined based on our historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The ranges provided result from the behavior patterns of separate groups of employees that have similar historical experience. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. In addition, we apply an expected forfeiture rate when amortizing stock-based payment expense. Our estimate of the forfeiture rate is based primarily upon our historical experience. To the extent we revise this estimate in the future, our stock-based compensation expense could be materially impacted in the quarter of revision, as well as in following quarters.

We calculate the fair value of each restricted stock award based upon the closing price of our common stock on the date of grant. The associated stock-based compensation expense is amortized over the related vesting period. Over the last two years we have begun to grant employees a mixture of stock options and restricted stock units. A change in the number of options or restricted stock units that are granted, the associated vesting period, the stock price or the assumptions underlying our Black-Scholes valuation for stock options, could cause the amount of stock compensation that is recorded to vary.

The application of SFAS 123R is very complex and requires reliance on significant management assumptions, judgments and estimates, including volatility, expected term and forfeiture rates. The application of different assumptions, judgments or estimates could have a significant impact on our consolidated financial statements. See Note 10, "Stock-based Compensation Plans," in the notes to consolidated financial statements for additional information regarding these assumptions.

As of January 31, 2009, there is approximately $20.5 million of unrecognized compensation cost related to unvested stock options, restricted stock units and employee stock purchase rights granted under our equity incentive plans. This cost is expected to be recognized over a weighted-average period of approximately 2.2 years.

Results of Operations for the Years Ended January 31, 2009, 2008 and 2007

Revenues

We recognize revenues from three sources: (1) product revenues, (2) subscription revenues and (3) service revenues, in each case, net of sales returns and other allowances. Product revenues consist of revenues from production licenses (sometimes referred to as royalties), fees for stand-alone software and software programming tools sold under our perpetual and term licensing models, and from sales of our hardware. Subscription revenues consist of revenues from the licensing of products and services under our subscription-based enterprise licensing model including items such as development tools, an operating system, various protocols and interfaces and maintenance, which are licensed over a limited period of time, typically 12 months. Service revenues are derived from fees from professional services, which include design and development fees, software maintenance contracts, and customer training and consulting. Generally, our customer agreements do not allow the right of return or sales price adjustments. The table below sets forth a summary of our revenues during fiscal year 2009, 2008 and 2007:

	Years Ended January 31,			Percentage of Total Revenues, net		
	2009	2008	2007	2009	2008	2007
	(In thousands, except percentages)					
Product revenues	$137,831	$117,211	$115,105	38%	36%	40%
Subscription revenues	127,833	122,878	99,360	36	37	35
Service revenues	94,000	88,542	70,833	26	27	25
Total revenues, net	$359,664	$328,631	$285,298	100%	100%	100%

Total revenues increased 9% in fiscal 2009 compared to fiscal 2008 and increased 15% in fiscal 2008 compared to fiscal 2007. The increase in total revenues in fiscal 2009 compared to 2008 was due primarily to an increased volume of product revenues, related to increased levels of business and customer purchases under our multi-year term license model partly in lieu of renewing subscription contracts and, to a lesser extent, due to increased subscription revenues and other service revenues. Term license revenues were approximately 7% of total revenues during fiscal year 2009. The increase in total revenues in fiscal 2008 compared to 2007 was primarily due to an increased volume of subscription and service revenues and, to a lesser extent, product revenues.

Product Revenues. Product revenues are comprised of perpetual development license revenues, including hardware revenues, term license revenues and production license revenues from perpetual licenses, term license and subscription licenses. The table below sets forth information for such components.

	Years Ended January 31,			Percentage of Total Revenues, net		
	2009	2008	2007	2009	2008	2007
	(In thousands, except percentages)					
Perpetual and term license revenues	$ 63,861	$ 36,156	$ 37,669	17%	11%	13%
Production license revenues	73,970	81,055	77,436	21	25	27
Total product revenues	$137,831	$117,211	$115,105	38%	36%	40%

Perpetual and term license revenues increased 77% or $27.7 million in fiscal 2009 compared to fiscal 2008 and declined 4% or $1.5 million in fiscal 2008 compared to fiscal 2007. The increase in fiscal 2009 was primarily related to a higher volume of revenues recognized under our term license model. In addition, the increase was also attributable to a large perpetual license deal recognized in revenue in the first quarter of fiscal 2009. The decrease in fiscal 2008 both in absolute dollars and as a percentage of net revenue was attributable to lower product sales, due primarily to the continued customer adoption of subscription-based development licenses and was partially offset by incremental revenues from the Interpeak acquisition. The decrease in fiscal 2008 was also partially offset by a large perpetual license contract signed in fiscal 2008 and by the recognition of revenue in fiscal 2008 under another contract that had previously been deferred, as the revenue recognition criteria had not been met until fiscal 2008. We expect perpetual revenues, term license revenues and hardware revenues to be relatively flat in absolute dollars in fiscal 2010. Term license revenues can fluctuate from quarter to quarter depending on the rate of customer adoption of our multi-year term license model.

Production license revenues declined 9% or $7.1 million in fiscal 2009 compared to fiscal 2008 and increased 5% or $3.6 million in fiscal 2008 compared to fiscal 2007. The decrease in fiscal 2009 was primarily related to a lower volume of production license block purchases and lower license compliance revenues. The increase in fiscal 2008 was due primarily to the increased revenues from our license compliance programs. We expect production license revenues to be flat or slightly lower in absolute dollars in fiscal 2010.

Subscription Revenues. Subscription revenues increased 4% or $5.0 million in fiscal 2009 compared to fiscal 2008 and increased 24% or $23.5 million in fiscal 2008 compared to fiscal 2007. The increase in fiscal 2009 was primarily attributable to the ratable recognition of subscription revenues from higher volumes of subscription business with our customers in the prior year. The increase in fiscal 2008 resulted primarily from the increasing volume of our subscription business. We expect subscription revenues to decrease slightly in absolute dollars in fiscal 2010, as the adoption of our multi-year term license model continues and customers elect to replace subscription licenses with these term licenses.

Service Revenues. Service revenues are derived from fees for professional services, which include design and development fees, software maintenance contracts, customer training and consulting.

	Years Ended January 31,			Percentage of Total Revenues, net		
	2009	2008	2007	2009	2008	2007
	(In thousands, except percentages)					
Maintenance revenues	$34,812	$32,832	$31,066	10%	10%	11%
Other service revenues	59,188	55,710	39,767	16	17	14
Total service revenues	$94,000	$88,542	$70,833	26%	27%	25%

Maintenance revenues increased by 6% or $2.0 million in fiscal 2009 compared to fiscal 2008, and increased by 6% or $1.8 million in fiscal 2008 compared to fiscal 2007. The increase in fiscal 2009 was primarily related to maintenance revenues associated with the higher volume of revenues recognized under our multi-year term license model. The increase in fiscal 2008 was due primarily to the recognition of certain contracts, which had been previously deferred, as the revenue recognition criteria had not been met until fiscal year 2008. We expect maintenance revenues to increase in fiscal 2010 as a result of expected increases in the adoption of our multi-year term license business model by our customers.

Other service revenues, which consist of professional services and training, increased 6% or $3.5 million in fiscal 2009 compared to fiscal 2008 and increased 40% or $15.9 million in fiscal 2008 compared to fiscal 2007. The increase in fiscal 2009 resulted from higher levels of business with certain large customers, particularly in the consumer and industrial and automotive vertical markets. The increase in fiscal 2008 was due to increased business levels and demand for our professional services expertise, in particular product customization in the aerospace and defense and consumer vertical markets and an increase in professional service revenues related to our open-source business. During fiscal years 2009, 2008 and 2007, we generated $30.8 million, $16.5 million, and $9.3 million, respectively, in revenue from fixed-price services contracts. The increases in fixed-price services revenue in fiscal 2009 and 2008 were primarily related to larger contracts associated with our Linux business. Fixed-price services contracts are generally accounted for under the percentage-of-completion method of accounting. Time-and-materials services contracts are generally recognized as services are performed. We expect overall services revenue to continue to increase in fiscal 2010.

Our services backlog, which represents contractual commitments for our professional services not yet billed or delivered, has increased by $3.7 million or 20% from $18.7 million at January 31, 2008 to $22.4 million at January 31, 2009. The change reflects the impact of one large contract that was signed during the second quarter of fiscal 2009 and an increase in the overall volume of professional service consulting business with our customers. We expect that most of our services backlog will be billed and delivered within the next 12 months, but service contracts are subject to change or termination, and management does not believe that services backlog, as of any particular date, is a reliable indicator of future performance. Our services backlog, which is not reflected on our balance sheet, is not subject to our normal accounting controls for information that is either reported in or derived from our basic financial statements, and the concept of backlog is not defined in the accounting literature, making comparisons with other companies difficult and potentially misleading.

Revenues by Segment

	Years Ended January 31,			Percentage of Total Revenues, net		
	2009	2008	2007	2009	2008	2007
	(In thousands, except percentages)					
VxWorks	$260,537	$242,639	$217,885	72%	74%	76%
Linux	45,428	30,865	11,192	13	9	4
Non-Core Products and Design Services	27,561	29,550	29,128	8	9	10
All Other	26,138	25,577	27,093	7	8	10
Total revenues, net	$359,664	$328,631	$285,298	100%	100%	100%

Our VxWorks segment comprises our proprietary VxWorks real-time operating system and related products and services. VxWorks revenues increased by 7% or $17.9 million in fiscal 2009 compared to fiscal 2008 and increased by 11% or $24.8 million in fiscal 2008 compared to fiscal 2007. The increase in fiscal 2009 was attributable to growing demand for our VxWorks platforms licensed under our term license model and a large perpetual license transaction recognized in revenues in fiscal year 2009. The increase in fiscal 2008 was primarily due to a higher volume of business including professional service projects.

Our Linux segment comprises our open-source-based, commercial-grade Linux operating systems and related products and services. Linux revenues increased by 47% or $14.6 million in fiscal 2009 compared to fiscal 2008 and increased by 176% or $19.7 million in fiscal 2008 compared to fiscal 2007. The increases in fiscal 2009 and 2008 were attributable to growing demand for our Linux platforms and services primarily in our networking, automotive and digital consumer markets.

Our Non-Core Products and Design Services segment consists of our pSOS real-time operating system, which was acquired from Integrated Systems, Inc. in fiscal 2001, certain other non-core products and turn-key product design services. Non-Core Products and Design Services revenues decreased by 7% or $2.0 million in fiscal 2009 compared to fiscal 2008 and increased by 1% or $422,000 in fiscal 2008 compared to fiscal 2007. The decrease in fiscal 2009 and increase in fiscal 2008 relates primarily to lower levels of business in fiscal 2009 and a large perpetual and production license contract recognized in revenue in fiscal 2008.

Our All Other segment includes our development tools, common technologies, device test products and related services. All other segment revenues increased by 2% or $561,000 in fiscal 2009 compared to fiscal 2008 and decreased by 6% or $1.5 million in fiscal 2008 compared to fiscal 2007. The increase in fiscal 2009 was attributable to increased revenues related to our Device Test product division and customer purchases under our multi-year term license model. The increase was partially offset by a decline in revenues of our Tools product division. The decrease in fiscal 2008 was due primarily to the adverse impact on revenue associated with lower levels of business.

Revenues by Geography

	Years Ended January 31,			Percentage of Total Revenues, net		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
	(In thousands, except percentages)					
North America	$186,407	$179,070	$156,521	52%	54%	55%
EMEA	91,739	77,365	65,933	26	24	23
Japan	45,741	42,398	36,043	13	13	13
Asia Pacific	35,777	29,798	26,801	9	9	9
Total revenues, net	$359,664	$328,631	$285,298	100%	100%	100%

Revenues from international sales increased 16% to $173.3 million in fiscal 2009 from $149.6 million in fiscal 2008 and increased 16% in fiscal 2008 from $128.8 million in fiscal 2007. The overall increase in international revenues for fiscal 2009 was due to a 19% increase in revenues from EMEA, an 8% increase in revenues from Japan and a 20% increase in revenues from Asia Pacific. The increase in international revenues in fiscal 2008 compared to fiscal 2007 was due to a 17% increase in revenues from EMEA, an 18% increase in revenues from Japan and an 11% increase in revenues from Asia Pacific. The general level of increased revenues in each geographic area resulted primarily from higher customer demand for our software and services, including products purchased under the term license model, both domestically and internationally. International revenues accounted for 48% of total revenues in fiscal year 2009, 46% of total revenues in fiscal 2008 and 45% of total revenues in fiscal 2007. The decrease in the percentage of revenues associated with North America during fiscal 2009 compared to fiscal 2008 was due primarily to lower levels of compliance activity and other production license revenues in fiscal 2009 in North America.

As is the case with North America, our international revenues have also been affected by the volume of subscription business, where revenue is recognized ratably over the subscription period as opposed to our perpetual and term license model where revenue is generally recognized immediately.

Our international sales are primarily denominated in United States Dollars, Euros, British Pounds, the Swedish Krona and Japanese Yen. The changes in average exchange rates between the dollar and other currencies during fiscal 2009, 2008 and 2007 impacted our international revenues and international operating expenses. These changes accounted for $2.7 million of the increase in international revenues in fiscal 2009 compared to fiscal 2008 and accounted for $4.0 million of the increase in international revenues in fiscal 2008 compared to fiscal 2007.

We expect international sales to continue to represent a significant portion of our revenues, although the percentage may fluctuate from period to period.

Deferred Revenues

Our deferred revenues consisted of the following:

	January 31, 2009	January 31, 2008	Dollar Change	Percentage Change
	(In thousands, except percentages)			
Current deferred revenues:				
Subscription	$ 67,739	$ 83,252	$(15,513)	(19)%
Maintenance and other	46,717	36,634	10,083	28
Total current deferred revenues	114,456	119,886	(5,430)	(5)
Long-term deferred revenues:				
Subscription	7,748	13,237	(5,489)	(41)
Maintenance and other	10,017	1,410	8,607	610
Total long-term deferred revenues	17,765	14,647	3,118	21
Total deferred revenues	$132,221	$134,533	$ (2,312)	(2)%

Deferred subscription revenues represent customer billings and payments made in advance for software licensed over a subscription period. Subscription periods vary from annual to multi-year and are classified as such. Long-term deferred revenues represent the portion of multi-year contracts that are to be recognized as revenue in a time period greater than one year from the balance sheet date. Maintenance and other deferred revenues primarily include deferred maintenance, service and product revenues. Deferred maintenance revenues represent customer billings and payments made in advance for annual support contracts. Maintenance is typically billed on a per annum basis in advance and revenue is recognized ratably over the maintenance period. Deferred service revenues include pre-payments for software consulting and training services. Revenue for these contracts is recognized as the services are performed. Deferred product revenues primarily include software license transactions that are not separable from subscription or consulting services.

Our total deferred revenues decreased to $132.2 million at January 31, 2009 from $134.5 million at January 31, 2008. The decrease during fiscal 2009 was due to the ratable recognition of subscription contracts that commenced in fiscal 2008 and lower sales of new subscription contracts, resulting primarily from a higher mix of customer purchases under our term license model during fiscal 2009. The decline was partially offset by increased maintenance deferred revenues related to multi-year term license transactions invoiced during fiscal 2009 and a large perpetual contract that was executed during the first quarter of fiscal 2009.

Cost of Revenues

	Years Ended January 31, 2009	2008	2007	Percentage of Associated Revenues, net 2009	2008	2007
	(In thousands, except percentages)					
Product	$ 2,759	$ 2,273	$ 2,817	2%	2%	2%
Subscription	14,758	17,610	16,549	12	14	17
Service	64,062	58,574	44,407	68	66	63
Amortization and impairment of purchased intangibles	2,149	5,176	1,154			
Total cost of revenues	$ 83,728	$ 83,633	$ 64,927			
Gross profit	$275,936	$244,998	$220,371			
Gross profit percentage	77%	75%	77%			

Cost of revenues were flat in fiscal 2009 compared to fiscal 2008 and increased by $18.7 million in fiscal 2008 compared to fiscal 2007. The general increase in overall cost of revenues is primarily attributable to increased headcount and employee compensation and other personnel related costs.

Cost of Product. Product-related costs of revenues consist primarily of salaries, benefits and stock-based compensation for employees involved in production, amortization of capitalized software development costs, royalty payments to third parties for the use of their software, inventory related costs and shipping costs.

The increase in cost of product for fiscal 2009 as compared to fiscal 2008 was 21% or $486,000. The increase in absolute dollars in fiscal 2009 is primarily attributable to higher mix of product revenues and an increase in royalty costs. The increase was partially offset by decreased inventory and facility related costs. The decrease in cost of product for fiscal 2008 as compared to fiscal 2007 was 19% or $544,000. This decrease in absolute dollars was primarily attributable to lower amortization of capitalized software development costs and a decrease in inventory related costs. The decrease was partially offset by increased compensation and royalty costs.

Product-related cost of revenues may be affected in the future by costs of distribution related to the introduction of new products, royalty costs for use of third-party software in our products, by the amortization of capitalized software development costs and by our revenue mix which could impact the allocation of cost of revenues.

Cost of Subscription. Subscription-related costs of revenues consist primarily of salaries, benefits and stock-based compensation for employees, other direct production costs, amortization of capitalized software development costs, royalty costs to third parties for the use of their software, shipping costs and costs of providing subscription-related maintenance and support services.

Cost of subscription decreased in absolute dollars and as a percentage of associated revenues in fiscal year 2009 compared to fiscal 2008. The decrease in fiscal 2009 was due to a decline in production costs attributable to reduced compensation costs and development costs resulting from our restructuring efforts at the beginning of fiscal 2009, and a lower allocation of production costs and maintenance and support costs to cost of subscription that resulted from a lower mix of subscription revenues. The increase in absolute dollars for fiscal 2008 was due to the overall increase in subscription revenues during the period while the decrease as a percentage of associated revenue in fiscal 2008 was due to costs which are relatively fixed being absorbed by a higher revenue base. Subscription-related production costs were $4.5 million, $5.7 million and $6.0 million during fiscal 2009, 2008 and 2007, respectively. Subscription-related maintenance and support services costs were $8.2 million, $9.8 million and $8.8 million during fiscal 2009, 2008 and 2007, respectively.

We expect cost of subscription to continue to fluctuate as a percentage of subscription revenue based on the level of sales of our subscription-based Wind River platforms. Cost of subscriptions may be affected in the future by direct production costs, amortization of capitalized software development costs, costs of distribution, royalty costs for use of third-party software in our products, the costs of providing subscription-related maintenance and support services, and by our revenue mix which could impact the allocation of cost of revenues.

Cost of Service. Service-related costs of revenues consist primarily of personnel related costs such as salaries, benefits and stock-based compensation associated with providing services, including consulting services, to customers and the infrastructure to manage a services organization, as well as costs to recruit, develop and retain services professionals.

The increase in cost of service in fiscal 2009 as compared to fiscal 2008 was 9% or $5.5 million. The increase was primarily related to an increase in compensation costs of $9.1 million, due to increased headcount in the services organization and increased incentive compensation, and an increase in facilities and information technology costs of $795,000. In addition, costs increased by $1.5 million due to a lower allocation of gross service costs to cost of subscription due to a decrease in training related activities associated with subscriptions. The increase was partially offset by a decline in outsourced consulting and outside service costs of $5.9 million related to lower utilization of third-party consultants as we integrated the consulting employees of S. C. Comsys S.R.L. and MIZI.

The increase in cost of service in fiscal 2008 as compared to fiscal 2007 was 32% or $14.2 million. This increase was primarily related to increased compensation costs of $7.6 million, due to increased headcount in the services organization, and increased consulting and other outside services of $5.5 million, due to the increased levels of consulting services business. The overall fluctuations were also attributable to increased facilities and information technology costs of $1.9 million and were partially offset by $916,000 in additional allocations of gross service costs to cost of subscriptions due to an increase in subscription-related maintenance and training revenue.

The increase in cost of services as a percentage of associated revenues in fiscal 2009 and 2008 is attributable to increased costs in the service organization and to an increase in the mix of lower margin service revenues.

We expect cost of services to continue to fluctuate as a percentage of service revenues based on our ability to fully utilize our professional services organization.

Amortization and Impairment of Purchased Intangibles. Amortization and impairment of purchased intangibles represents amortization and impairment of acquisition-related intangible assets. The decrease during fiscal 2009 as compared to fiscal 2008 was primarily attributable to a non-cash impairment charge of $2.5 million related to a partial write-off of the RTLinux business in fiscal 2008, and to a lesser extent, due to the lower amortization associated with RTL intangibles after the partial impairment. The decreases were partially offset by increased amortization related to our acquisition of the MIZI and Comsys businesses, which were completed in August 2007 and October 2008, respectively.

The increase during fiscal 2008 as compared to fiscal 2007 was due primarily to our acquisitions of Interpeak, Comsys and the RTLinux business, and the non-cash impairment charge of $2.5 million related to a partial write-off of the RTLinux intangible assets. The impairment resulted from a decline in the projected future cash flows of the RTLinux business as we changed the sales and marketing strategy for our RTLinux products.

We expect amortization of purchased intangibles to increase in fiscal 2010 due to our acquisition of the MIZI and Tilcon businesses, which were completed in October 2008 and February 2009, respectively.

Operating Expenses

We allocate the total costs for information technology, facilities and fixed asset depreciation to each of the functional areas based on worldwide headcount data. Information technology allocated costs include salaries, employee-related costs, outside consulting costs, communication costs, hardware and software maintenance contracts costs and depreciation expense for fixed assets. Facilities allocated costs include facility rent for the corporate offices as well as shared function offices, property taxes, and certain other department operating costs. Fixed asset depreciation allocated costs include straight-line depreciation expense on buildings, leasehold improvements, computer equipment, software, furniture and office equipment.

The general increase in absolute dollars in operating expenses relates primarily to increases in employee related costs including incentive compensation. The change in average exchange rates between the U.S. dollar and other currencies between fiscal 2009 and fiscal 2007 impacted our international operating expenses. This change accounted for $2.1 million of the increase in international operating expenses, in fiscal 2009 compared to fiscal 2008, and $4.8 million of the increase in international operating expenses, in fiscal 2008 compared to fiscal 2007. Overall, foreign exchange rate movements did not have a significant impact on our total operating expenses.

Selling and Marketing. Selling and marketing expenses consist primarily of compensation related expenses, sales commissions, product and other marketing related expenses, facility and information technology costs and travel costs.

	2009	Percentage Change	2008	Percentage Change	2007
		(In thousands, except percentages)			
Selling and marketing	$135,702	3%	$131,738	17%	$112,302
As a percentage of net revenues	38%		40%		39%

The increase in selling and marketing expenses in fiscal 2009 compared to fiscal 2008 was 3% or $4.0 million. The increase primarily reflects higher employee-related costs of $3.2 million related to increased employee compensation and sales commissions. The increase during fiscal 2009 was also attributable to an increased bad debt expense of $1.3 million associated with declines in the financial position of customers as a result of the impact of the global economic recession. The increase during fiscal 2009 was partially offset by decreased marketing programs of $579,000, due to reduced marketing spend for advertising, trade shows and collateral due to the current economic environment.

The increase in selling and marketing expenses in fiscal 2008 compared to fiscal 2007 was 17% or $19.4 million. This increase was primarily due to higher employee-related costs of $17.9 million related to increased headcount, sales commissions and travel costs. The overall fluctuations were also attributable to increased outside consulting costs of $1.8 million resulting from increased investment in the sales and marketing organizations, and increased facilities, information technology and outside service costs of $1.4 million. The increases during fiscal 2008 were partially offset by decreased marketing programs of $2.1 million, which was attributable to lower costs incurred for external conferences.

We expect that selling and marketing expenses will remain flat or slightly lower in absolute dollars during fiscal 2010.

Product Development and Engineering Expenses. Product development and engineering expenses consist primarily of payroll related expenses, facility and information technology costs and consulting fees for our product research and development organization.

	2009	Percentage Change	2008	Percentage Change	2007
		(In thousands, except percentages)			
Product development and engineering	$83,888	3%	$81,432	11%	$73,450
As a percentage of net revenues	23%		25%		26%

The increase in product development and engineering expenses in fiscal 2009 compared to fiscal 2008 was 3% or $2.5 million. The increase primarily reflects higher employee-related costs of $5.3 million associated with increased headcount and higher employee compensation, including incentive compensation. In addition, we incurred an additional $494,000 related to business tax in China. The increase was partially offset by decreased outside consulting fees of $3.1 million, related to the transfer of third-party design services to our development center in China.

The increase in product development and engineering expenses in fiscal 2008 compared to fiscal 2007 was 11% or $8.0 million. The increase in the fiscal year 2008 was due primarily to higher employee-related costs of $5.2 million associated with increased headcount and employee compensation. Increased consulting fees of $2.1 million contributed to the overall increases in expenses resulting primarily from an increase in the utilization of engineering consultants. The overall fluctuations were also attributable to increased facilities, technology and other costs of $669,000 during fiscal 2008.

We expect product development and engineering expenses to be relatively flat in absolute dollars during fiscal year 2010 as we continue to invest in new and existing products.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation related expenses, facilities and information technology related expenses and external fees for professional services, such as legal and accounting.

	2009	Percentage Change	2008	Percentage Change	2007
		(In thousands, except percentages)			
General and administrative	$33,431	(12)%	$37,959	(5)%	$39,896
As a percentage of net revenues	9%		12%		14%

The decrease in general and administrative expenses in fiscal 2009 compared to fiscal 2008 was 12% or $4.5 million. The overall decrease reflects decreased stock-based compensation expense of $3.3 million and lower legal and consulting fees of $2.2 million, primarily related to a decrease in the use of outside services and costs associated with the derivative litigation. The decreased stock-based compensation is related to the completion of amortization of a number of grants and to a lesser extent the change in mix to the increased granting of restricted stock units rather than stock options. In addition, lower facilities, information technology and other costs of $666,000 also contributed to the decrease. These decreases were partially offset by increased employee-related costs of $1.9 million associated with increased headcount and higher employee compensation, including incentive compensation.

The decrease in general and administrative expenses in fiscal 2008 compared to fiscal 2007 was 5% or $1.9 million. The overall decrease was due primarily to lower consulting, tax, legal and accounting costs of $5.1 million, due primarily to decreased costs incurred for the Company's historical stock option review and related litigation and certain tax accounting and planning activities undertaken during fiscal 2007. The decreases were partially offset by increased employee-related costs of $2.3 million, due primarily to increased headcount and employee compensation, and increased facilities and information technology costs of $578,000.

We expect that general and administrative expenses will remain relatively flat in absolute dollars during fiscal year 2010.

Amortization and Impairment of Goodwill and Other Intangibles. Amortization and impairment of goodwill and other intangibles represents amortization and impairment of acquisition-related intangible assets.

	2009	Percentage Change	2008	Percentage Change	2007
		(In thousands, except percentages)			
Amortization and impairment of goodwill and other intangibles	$13,349	1,447%	$863	190%	$298
As a percentage of net revenues	4%		— %		— %

The increase in amortization and impairment of goodwill and other intangibles for the fiscal 2009 compared to fiscal 2008 is primarily due to a non-cash goodwill impairment charge of $12.2 million related to the Device Test business which is included in the All Other reportable segment, and to the lesser extent, an increase in amortization of other intangibles related to the MIZI acquisition. During the fourth quarter of fiscal 2009, economic conditions and a rebalancing in our strategic product portfolio related to our Device Test reporting unit following our annual planning process for fiscal 2010, led us to conclude that there were sufficient indicators to require us to perform an interim goodwill impairment analysis for that reporting unit. The impairment was determined by calculating the fair value of the Device Test reporting unit using the income approach, which assesses fair value based on future discounted cash flows. We assumed a cash flow period of 9 years and a discount rate of 21%. The result of the analysis indicated that the fair value of this reporting unit was negative and therefore the entire goodwill balance associated with this reporting unit was fully impaired. As a result, in the fourth quarter of fiscal 2009, we recorded an impairment charge of $12.3 million related to goodwill and purchased and other intangibles associated with Device Test business included within the All Other reportable segment.

The increase in amortization of other intangibles for the fiscal 2008 compared to fiscal 2007 was primarily due to our acquisitions of Interpeak and the RTLinux business. During fiscal 2008, we also recorded a non-cash impairment charge of $299,000 related to a partial write-off of the RTLinux intangible assets. The impairment resulted from a decline in the projected future cash flows of the RTLinux business as we changed the sales and marketing strategy for our RTLinux products.

We expect amortization of other intangibles to increase in fiscal 2010 due to our acquisition of MIZI and Tilcon businesses, which were completed in October 2008 and February 2009, respectively.

Restructuring and Other Charges (Reversals). Restructuring and other charges consist of costs associated with restructuring programs, impairment charges and litigation settlements and related remediation efforts.

	2009	Percentage Change	2008	Percentage Change	2007
	(In thousands, except percentages)				
Restructuring and other charges (reversals)	$2,873	196%	$969	(589)%	$(198)
As a percentage of net revenues	1%		— %		— %

Restructuring Charges. To better align our operations with our current business structure, we have implemented several restructuring plans. These restructuring plans have been based on certain assumptions regarding the optimal cost structure of our business and our ability to support profitable growth in the future.

At the beginning of fiscal year 2009, we adopted a reorganization plan to better align our resources with our strategic business objectives and to support profitable growth in the future. As part of this plan, we eliminated approximately 82 positions, primarily in North America in the first quarter of fiscal 2009. As a result, we recognized restructuring charges of $2.7 million in fiscal 2009 related to severance, medical and outplacement benefits for terminated employees. In addition, we recognized restructuring charges of $115,000 related to the revision of certain sublease income assumptions for a partially vacated facility in the United Kingdom.

During fiscal 2009, in accordance with SFAS 112, *Employers' Accounting for Postemployment Benefits, an Amendment of FASB Statements No. 5 and 43*, we recognized additional restructuring charges of $48,000 related to severance payments under statutory and other predefined severance benefit plans. These costs were incurred as a result of our restructuring plan, which was implemented in February 2009. Approximately 38 employee positions were eliminated, including employees from the Device Test division, primarily in the first quarter of fiscal year 2010. We expect to incur total restructuring and other charges ranging from $1.0 million to $1.2 million in connection with this restructuring plan. Substantially all of the charges will relate to cash-based severance costs. We anticipate cost savings of approximately $3.5 million to $4.5 million in fiscal 2010 associated with this restructuring program.

During fiscal year 2008, we partially vacated a leased facility located in the United Kingdom. As a result, we recognized a total charge of $309,000, comprised of $266,000 related to future lease payments, net of estimated sublease income, and $43,000 related to other exit costs. During fiscal year 2008, we also recognized restructuring charges of $327,000 related to severance payments under statutory and other predefined severance benefit plans. These costs were incurred as a result of our reorganization plan, which was announced in February 2008. No employee positions were eliminated during fiscal 2008.

During fiscal year 2007, we recorded net restructuring reversals of $198,000, which consisted of adjustments to original estimates for certain vacated facilities and employee termination and related costs in EMEA. Adjustments and payments in fiscal 2007 were related to our fiscal 2006 restructuring program and no new programs were initiated during the year. No employee positions were eliminated during fiscal 2007.

The following table summarizes our restructuring charges for the years ended, and restructuring liabilities, as of January 31, 2009, 2008 and 2007 (in thousands):

	Work Force Reduction	Consolidation of Excess Facilities	Other	Total
Restructuring liabilities as of January 31, 2006	$ 63	$ 402	$ 434	$ 899
Restructuring charges	—	—	103	103
Reversals	(17)	11	(295)	(301)
Cash payments	(46)	(82)	(242)	(370)
Translation adjustments	—	41	—	41
Restructuring liabilities as of January 31, 2007	—	372	—	372
Restructuring charges	327	309	—	636
Reversals	—	—	—	—
Cash payments	—	(135)	—	(135)
Translation adjustments	—	(38)	—	(38)
Restructuring liabilities as of January 31, 2008	327	508	—	835
Restructuring charges	2,810	115	46	2,971
Reversals	(96)	—	(2)	(98)
Cash payments	(2,988)	(255)	(44)	(3,287)
Translation adjustments	(5)	(105)	—	(110)
Restructuring liabilities as of January 31, 2009	$ 48	$ 263	$ —	$ 311

The remaining restructuring liability as of January 31, 2009 is included as a component of accrued liabilities and other long-term liabilities on the accompanying consolidated balance sheet and is related primarily to a lease obligation for the partially vacated facility in the United Kingdom and severance benefits as a result of the restructuring plan announced in February 2009. The remaining lease obligation will be settled over the remaining lease term, which expires in fiscal year 2012. We expect to pay the remaining severance benefits during fiscal year 2010.

Other Charges. During fiscal 2008, Wind River recorded an impairment charge of $333,000, in accordance with SFAS 144, in connection with leasehold improvements at a partially vacated facility in the United Kingdom. We did not record any Other Charges in fiscal 2009 and 2007.

Operating Income (Loss) by Segment

	Years Ended January 31,			Percentage Change	
	2009	2008	2007	2009	2008
	(In thousands, except percentages)				
VxWorks	$101,231	$ 70,199	$ 72,206	44%	(3)%
Linux	(18,988)	(5,638)	(10,628)	237	(47)
Non-Core Products and Design Services	10,012	8,820	4,336	14	103
All Other	(8,805)	(8,649)	(2,168)	2	299
Corporate unallocated expenses:					
Stock-based compensation	(11,253)	(12,822)	(13,375)	(12)	(4)
Amortization and impairment of goodwill and purchased and other intangibles	(15,498)	(6,039)	(1,452)	157	316
Corporate marketing	(13,702)	(14,906)	(14,598)	(8)	2
General and administrative (including stock-based compensation)	(33,431)	(37,959)	(39,896)	(12)	(5)
Restructuring and other charges	(2,873)	(969)	198	196	(589)
Income (loss) from operations	$ 6,693	$ (7,963)	$ (5,377)	(184)%	48%

Operating income for the VxWorks segment increased by $31.0 million during fiscal 2009 as compared to fiscal 2008, and decreased by $2.0 million during fiscal 2008 compared to fiscal 2007. The increase during fiscal 2009 resulted from an increase in revenues of $17.9 million, and a decline in expenses of $13.1 million, primarily due to decreased cost of revenues resulting from a lower mix of service revenues and a decline in engineering expenses associated with this reportable segment. The increased revenue in fiscal 2009 was attributable to growing demand for our VxWorks platforms licensed under our term license model and a large perpetual license transaction that was recognized in revenues in fiscal year 2009. The decrease in operating income during fiscal 2008 resulted from an increase in expenses of $26.8 million, partially offset by an increase in revenue of $24.8 million. The increased expenses during fiscal 2008 were due primarily to increased cost of revenues associated with a higher mix of services revenues and a rise in engineering expenses and selling expenses associated with this reportable segment. The increased revenue in fiscal 2008 was attributable to higher volume of business including professional service projects.

Operating loss for the Linux segment increased by $13.4 million during fiscal 2009 as compared to fiscal 2008, and decreased by $5.0 million during fiscal 2008 compared to fiscal 2007. The increase in operating loss during fiscal 2009 reflects an increase in expense of $27.9 million, resulting from increased cost of revenues associated with a higher mix of service revenues, increased engineering expenses and selling and marketing expenses associated with this reportable segment, due to our continued investment in the Linux business based on expected long-term growth. The increase in expenses was partially offset by increased revenues of $14.6 million during fiscal year 2009. The decrease in operating loss during fiscal 2008 resulted from an increase in revenues of $19.7 million, partially offset by an increase in expense of $14.7 million, attributable to increased cost of revenues associated with higher mix of service revenues and a rise in engineering expenses and selling expenses associated with this reportable segment. The increases in revenues in fiscal 2009 and 2008 were attributable to growing demand for our Linux platforms and services primarily in our networking, automotive and digital consumer markets.

Operating income for the Non-Core Products and Design Services segment increased by $1.2 million during fiscal 2009 as compared to fiscal 2008, and increased by $4.5 million during fiscal 2008 as compared to fiscal 2007. The increase in operating income during fiscal 2009 was primarily due to a decline in expenses of $3.2 million, related to lower cost of revenues associated with customer support and lower selling expenses in conjunction with this reportable segment. The decrease in expenses was partially offset by a decline in revenues of $2.0 million, primarily related to a large perpetual and production license contract that was recognized during the second quarter of fiscal 2008. The increase in operating income during fiscal 2008 was due primarily to a decline in cost of revenues of $4.2 million resulting from lower mix of service revenues. The revenues were relatively flat in fiscal 2008 compared to 2007, with a slight increase of $422,000.

Operating loss for All Other segments increased by $156,000 during fiscal 2009 as compared to fiscal 2008, and increased by $6.5 million in fiscal 2008 compared to fiscal 2007. The increase in operating loss in fiscal 2009 reflects an increase in expenses of $717,000, partially offset by an increase in revenues of $561,000 primarily attributable to increased revenues in Device Test product division and customer purchases under our multi-year term license model. The increased expenses in fiscal 2009 were due primarily to increases in cost of revenues associated with customer services and engineering expenses, which were partially offset by decreased marketing expenses associated with this segment. The increase in operating loss during fiscal 2008 resulted from a decline in revenues of $1.5 million and an increase in expenses of $5.0 million. The decrease in revenues during fiscal 2008 was primarily due to a decline in revenues of $8.0 million associated with Device Test product division, partially offset by an increase in revenues of $6.5 million associated with Tools product division. The increased expenses during fiscal 2008 resulted from increased cost of revenue mainly associated with customer support and a rise in engineering expenses and selling and marketing expenses in conjunction with this reportable segment.

Stock-based Compensation

Stock-based compensation expense is reflected throughout our costs and expenses in fiscal year 2009, 2008 and 2007 as follows (in thousands):

	Years Ended January 31,		
	2009	2008	2007
Cost of revenues	$ 2,373	$ 2,491	$ 2,322
Selling and marketing expenses	5,478	6,095	5,648
Product development and engineering expenses (1)	3,402	4,236	5,405
General and administrative expenses	5,218	8,475	9,122
Total stock-based compensation expense	$16,471	$21,297	$22,497

(1) Includes stock-based compensation expense of $309,000 and $2.1 million for fiscal year 2008 and 2007, respectively, related to restricted stock issued in connection with the Interpeak acquisition.

The decline in stock-based compensation of $4.8 million in fiscal 2009 compared to fiscal 2008 was due to the completion of amortization of a number of grants and to a lesser extent the change in mix to the increased granting of restricted stock units rather than stock options. A change in the number of options or restricted stock units that are granted, the associated vesting period, the stock price or the assumptions underlying our Black-Scholes valuation for stock options, could cause the amount of stock compensation that is recognized to vary.

As of January 31, 2009, there was approximately $20.5 million of unrecognized compensation cost related to unvested stock options, restricted stock units and employee stock purchase rights granted under our equity incentive plans. This cost is expected to be recognized over a weighted-average period of approximately 2.2 years.

Other Income

	Years Ended January 31,			Percentage of Total Revenues, net		
	2009	2008	2007	2009	2008	2007
	(In thousands, except percentages)					
Interest income	$ 7,443	$9,783	$ 8,896	2%	3%	3%
Interest expense	(473)	(427)	(2,162)	—	—	(1)
Other expense, net	(1,060)	(971)	(504)	—	—	—
Total other income	$ 5,910	$8,385	$ 6,230	2%	3%	2%

Interest Income. Interest income decreased by 24% or $2.3 million in fiscal 2009 compared to fiscal 2008 and increased by 10% or $887,000 in fiscal 2008 compared to fiscal 2007. The decrease during fiscal 2009 was due primarily to lower yields on lower cash equivalent and investment balances. The increase in fiscal 2008 was primarily related to increased yields on higher cash equivalent and investment balances. The average yield for fiscal 2009 was 4.32% as compared to 4.98% for fiscal 2008 and 4.66% for fiscal 2007. Cash, cash equivalents and investments totaled $169.1 million and $244.1 million at January 31, 2009 and 2008, respectively.

Interest Expense. Interest expense was flat in fiscal 2009 compared to fiscal 2008 and decreased by 80% or $1.7 million in fiscal 2008 compared to fiscal 2007. The decrease in fiscal 2008 related to the repayment of the remaining $42.2 million balance of our convertible subordinated notes on the December 2006 maturity date. Prior to fiscal 2008, we paid interest on our 3.75% convertible subordinated notes semi-annually and recorded the amortization of certain issuance costs associated with these notes as interest expense.

Other Expense, Net. Other expense increased slightly in fiscal 2009 as compared to fiscal 2008 and increased by 93% or $467,000 in fiscal 2008 compared to fiscal 2007. Fiscal 2009 includes an impairment of other assets of $529,000 and impairment of investments of $1.4 million. These impairments were offset by increases in net foreign currency gains of $599,000 and other realized gains of $607,000. The increase in fiscal 2008 was primarily due to investment impairment charges of $368,000 and increases in net foreign currency losses of $191,000.

Our investment portfolio consists of various marketable debt securities. The longer the duration of these securities, the more susceptible these securities are to general changes in market interest rates. As of January 31, 2009, gross unrealized losses totaled $1.2 million. All unrealized gains and losses are due to changes in general market conditions including interest rates and bond yields. We expect to realize the full value of all these investments upon their maturity. We evaluate our investment securities for other-than-temporary impairments based on quantitative and qualitative factors, including credit rating declines, under-collateralization, the length of time and significance of the loss position and our intent and ability to hold to maturity or forecasted recovery. During fiscal 2009, we determined a corporate debt security and seven asset-backed and other securities within our investment portfolio were other-than-temporarily impaired due to a deterioration in the quality of collateralized support, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, we recorded other-than-temporary impairment losses of $1.1 million related to these securities during fiscal 2009. In addition, during fiscal 2009, we recorded other-than-temporary impairment losses of $273,000 related to our investment in the Reserve Funds because the Reserve Funds held securities issued by Lehman Brothers, which filed for bankruptcy protection on September 15, 2008. The total recorded other-than-temporary impairment losses were $1.4 million during fiscal year 2009. As of January 31, 2009, we determined that no other securities in our investment portfolio were other-than-temporarily impaired.

During fiscal 2008, we determined that a certain asset-backed security in our portfolio was other-than-temporarily impaired due to a deterioration in credit rating, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, we recorded an other-than-temporary impairment loss of $368,000 related to this security.

Provision For Income Taxes

We had a tax provision of $1.9 million, $2.8 million and $280,000 in fiscal year 2009, 2008 and 2007, respectively. Our tax provision is based on estimates of our expected liability for domestic and foreign income taxes and actual foreign withholding taxes incurred during the year. With the exception of the U.S. jurisdiction, we have determined that it is more likely than not that our deferred taxes will be realized. We have recorded net deferred tax assets of $6.5 million and $9.9 million as of January 31, 2009 and 2008, respectively. During fiscal 2009, we recorded a reduction in our deferred tax expense of $1.6 million associated with the impairment of goodwill related to our Device Test product division. During fiscal 2008, we realized benefits of $410,000 as a result of meeting certain recognition criteria relating to research and development tax credits as well as the expiration of a statute of limitation in a foreign jurisdiction. No such tax benefits were recognized during fiscal year 2009.

As of January 31, 2009, deferred tax assets of approximately $18.8 million of excess tax benefits from the exercise of employee stock options had not been recognized in the financial statements. When utilized, the tax benefit of these losses will be accounted for as a credit to additional paid-in-capital.

Post Close Events

On March 5, 2009, we announced preliminary results for the quarter and year ended January 31, 2009. Subsequent to this announcement, but before the completion of our Annual Report on Form 10-K for fiscal 2009, management determined that it was appropriate to adjust these previously announced results, primarily to reduce revenue by $128,000 due to a change in circumstances associated with a customer, offset by a reduction in bonus accruals of $66,000, which in total caused net income to decrease by $62,000.

Liquidity and Capital Resources

As of January 31, 2009, we had working capital of approximately $26.6 million, and cash, cash equivalents and investments of approximately $169.1 million, which includes $78.8 million of cash and cash equivalents, $15.8 million of short-term investments and $74.5 million of investments with maturities of greater than one year. We invest primarily in highly liquid, investment-grade instruments. We believe that our cash and cash equivalents and investments position allow us to use our cash resources for strategic investments to gain access to new technologies, acquisitions, provision of working capital and the repurchase of shares.

Our total cash and cash equivalents and investments held outside of the United States in various foreign subsidiaries were $51.8 million as of January 31, 2009, and the remaining $117.3 million was held in the United States. Most of the amounts held outside of the United States could be repatriated to the U.S. but, under current law, would be subject to U.S. federal income taxes, less applicable foreign tax credits.

Cash Flows

	Years Ended January 31,		
	2009	2008	2007
		(In thousands)	
Net cash provided by operating activities	$ 54,455	$ 42,597	$ 55,697
Net cash provided by (used in) investing activities	24,287	(31,086)	5,858
Net cash provided by (used in) financing activities	(94,861)	12,882	(50,229)

Operating activities primarily include the net income (loss) for the periods under consideration, non-cash charges such as stock-based compensation, depreciation and amortization expenses, impairment of goodwill and purchased and other intangibles, other-than-temporary impairment of investments and changes in assets and liabilities. In fiscal year 2009, our operating activities provided net cash of $54.5 million compared to $42.6 million in fiscal 2008 and $55.7 million in fiscal 2007. Cash provided by operating activities increased by $11.9 million in fiscal 2009 compared to fiscal 2008, due primarily to the growth in earnings and strong cash collections. Cash provided by operating activities decreased by $13.1 million in fiscal 2008 compared to fiscal 2007, due to slower growth in deferred revenue and increased operating expenses.

Net cash provided by operating activities for fiscal 2009 consisted of cash provided by operations of $56.1 million resulting from net income of $10.7 million and non-cash expenses, primarily related to stock-based compensation of $16.5 million, impairment of goodwill and purchased and other intangibles of $12.3 million and depreciation and amortization of $12.6 million. Changes in assets and liabilities used net cash of $1.6 million, primarily related to a decrease in accrued liabilities and accounts payable of $6.7 million together with a decrease in other assets and liabilities of $3.0 million, partially offset by a decrease in accounts receivable of $3.9 million and an increase in accrued compensation of $3.8 million.

Net cash provided by operating activities for fiscal 2008 consisted of cash provided by operations of $36.2 million resulting from a net loss of $2.4 million and non-cash expenses, primarily related to stock-based compensation and depreciation and amortization of $21.3 million and $12.6 million, respectively. Changes in assets and liabilities provided net cash of $6.4 million, primarily related to an increase in accounts payable and accrued liabilities of $7.2 million, an increase in accrued compensation of $3.0 million, and an increase in deferred revenues of $2.1 million, partially offset by an increase in accounts receivable of $6.8 million.

Net cash provided by operating activities for fiscal 2007 consisted of cash provided by operations of $33.7 million resulting from net income of $573,000 and non-cash expenses, primarily related to stock-based compensation and depreciation and amortization of $22.5 million and $11.0 million, respectively. Changes in assets and liabilities provided net cash of $22.0 million, primarily related to an increase in deferred revenues of $27.6 million and an increase in accrued compensation of $3.3 million, partially offset by an increase in accounts receivable of $7.1 million, attributable to our revenue growth, and a decrease in other assets and liabilities of $3.5 million. The increase in our deferred revenues related primarily to increased business levels and to the continued customer adoption of our Wind River Platforms sold under the subscription-based enterprise license model. Under this model, customers typically pay for the associated subscription fees upfront under our standard business terms, whereas revenue is recognized ratably over the term of the subscription period, typically one year, causing an increase to deferred revenue.

Our operating cash flows depend heavily on the level of our sales. To a large extent, our sales depend on general economic conditions affecting us and our customers, as well as the timing of new product introductions and other competitive factors and our ability to control expenses successfully.

Our investing activities provided net cash of $24.3 million, used net cash of $31.1 million, and provided net cash of $5.9 million in fiscal 2009, 2008 and 2007, respectively. Investing activities generally relate to the purchase of investments and property and equipment, business acquisitions and changes in restricted investments, partially offset by cash provided from the sale and maturity of investments and sales of assets. Acquisitions of property and equipment totaled $10.0 million, $11.4 million and $5.2 million in fiscal years 2009, 2008 and 2007, respectively. During fiscal 2009, we acquired MIZI for an approximate net cash outlay of $16.0 million. During fiscal 2008, we acquired Comsys and the RTLinux business for an approximate net cash outlay of $11.5 million. During fiscal 2007, we acquired Interpeak for an approximate net cash outlay of $17.9 million. During fiscal 2009, our maturities and sales of investments, net of purchases, were $50.2 million. During fiscal 2008, our purchases of investments, net of maturities and sales, were $8.2 million. During fiscal 2007, our maturities and sale of investments, net of purchases, were $29.0 million.

Our financing activities used net cash of $94.9 million, provided net cash of $12.9 million and used net cash of $50.2 million in fiscal 2009, 2008 and 2007, respectively. During fiscal year 2009, we received cash of $11.6 million from the issuance of common stock associated with employee stock option exercises and employee stock purchase plan activity. This activity was offset by the repurchase of approximately 13.0 million shares of our common stock for approximately $105.6 million, including repurchases from employees of 47,058 shares for $381,000 to satisfy employee withholding taxes upon the vesting of restricted stock units. During fiscal 2008, we received cash of $19.3 million from issuance of common stock for employee stock option exercises and employee stock purchase plan activity and we repurchased 652,000 shares of our common stock for a total cash outlay of $6.5 million. During fiscal 2007, we expended cash of $42.2 million to settle the remaining balance of our 3.75% convertible subordinated notes, repurchased 1.5 million shares of our common stock for a total cash outlay of $13.9 million and received cash of $5.8 million from issuing common stock for employee stock option exercises and employee stock purchase plan activity.

Our Board of Directors (the "Board") has approved common stock repurchase programs authorizing us to repurchase shares of our common stock in the open market or through negotiated transactions. We may repurchase shares from time to time at our discretion in accordance with applicable securities laws. Repurchased shares are funded from available working capital or through the liquidation of long-term investments and are recorded as treasury stock on a last-in, first-out basis.

In fiscal 2003 and 2008, the Board approved stock repurchase programs that authorized us to acquire up to $30.0 million and $50.0 million, respectively, of our outstanding common stock. We completed these repurchase programs during the first quarter of fiscal 2008 and the first quarter of fiscal year 2009, respectively. During each of the first and second quarters of fiscal year 2009, the Board approved additional stock repurchase programs that authorized us to repurchase up to an additional $50.0 million of outstanding common stock under each plan. As of January 31, 2009, approximately $45.0 million remained available for repurchases under our stock repurchase programs.

In light of the difficult conditions in global financial markets over the last several months, we have continued to proactively manage our cash equivalents and fixed income portfolio. We believe the overall credit quality of our portfolio is strong, with our cash equivalents and fixed income portfolio invested in securities with a weighted-average credit rating exceeding AA. Our fixed income investments and publicly traded securities, apart from our investments in the Reserve Funds, are priced by pricing vendors and are classified as Level 1 or Level 2 investments, as measured under SFAS 157, as these vendors either provide a quoted market price in an active market or use observable inputs. In addition, we also compare these prices to prices provided by two other pricing vendors on a sample basis, when available, to ensure that the ultimate prices used to establish fair value are reasonable. See Note 4: "Financial Instruments" in the notes to the consolidated financial statements.

Convertible Subordinated Notes

In December 2001, we issued $150.0 million of 3.75% convertible subordinated notes maturing in December 2006, unless earlier redeemed or converted. The notes were unsecured and subordinate to all existing and future senior debt. Interest on the notes was payable in cash semi-annually in arrears on June 15 and December 15 of each year. The notes were convertible, at the option of the holder, into our common stock at the then-current conversion price, initially $24.115 per share.

During fiscal 2007, the notes matured and we settled the remaining $42.2 million balance using existing cash, cash equivalents and investment balances.

Contractual Obligations

As of January 31, 2009, our future financial commitments are as set forth in the table below:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
		(In thousands)			
Operating leases (1)	$11,496	$5,683	$5,801	$12	$—

(1) See Note 12, "Commitments and Contingencies" in the notes to Consolidated Financial Statements for additional information.

As of January 31, 2009, we had $17.7 million unrecognized tax benefits under FIN48 of which $1.4 million is accrued as a component of other long-term liabilities on the accompanying consolidated balance sheet. The table above does not include these unrecognized tax benefits, as we are unable to reasonably predict the timing of settlement of such amount.

Sufficiency of Cash Reserves

We believe that existing cash, cash equivalents and investments, together with cash generated from operations will be sufficient to fund our operating activities, capital expenditures, and other obligations for the foreseeable future. However, if during that period or thereafter we are not successful in generating sufficient cash flows from operations or in raising additional financing when required in sufficient amounts on terms acceptable to us, our business could suffer.

We currently plan to reinvest our cash generated from operations in new short-and long-term investments, in high-quality financial, government, and corporate securities or other investments, consistent with past investment practices, and therefore net cash used in investing activities may increase. However, cash could also be used in the future for acquisitions, repurchase of shares or strategic investments.

Off-Balance Sheet Arrangements

As of January 31, 2009, we did not have any off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of Regulation S-K promulgated by the Securities and Exchange Commission.

Recent Accounting Pronouncements

See Note 1, "The Company and Summary of Significant Accounting Policies," of the notes to consolidated financial statements for further information regarding recent accounting standards and pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We invest our excess operating cash in various marketable investments, including money market funds, U.S. government and agency debt securities, corporate debt securities and asset-backed and other securities. Investments in both fixed rate and floating rate investments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates. In addition, we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates or other factors in the current unstable credit environment.

We have an investment policy, which seeks to mitigate interest rate risks, which has been approved by our Board of Directors. We place our investments with high quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. Our first priority is to reduce the risk of principal loss. Consequently, we seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk. We limit default risk by investing in only high quality credit securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer.

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact of a change in interest rates would have on the value of our investment portfolio. Based on investment positions as of January 31, 2009, an immediate hypothetical parallel shift to the yield curve of plus 25 basis points ("BPS"), 50 BPS and 100 BPS would result in a reduction of 0.19% ($201,000), 0.38% ($402,000) and 0.77% ($803,000), respectively, in the market value of our investment portfolio.

Our investment portfolio consists of various marketable debt securities. The longer the duration of these securities, the more susceptible these securities are to general changes in market interest rates. All unrealized gains and losses are due to changes in general market conditions including interest rates and bond yields. During the fiscal year 2009, we determined that a corporate debt and seven asset-backed and other securities within our investment portfolio were other-than-temporarily impaired due to deterioration in the quality of collateralized support, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, we recorded other-than-temporary impairment loss of $1.1 million during fiscal 2009. In addition, during the third quarter of fiscal year 2009, we recorded other-than-temporary impairment losses of $273,000 related to our investment in the Reserve Primary Money Market Fund and the Reserve International Fund as a result of the Lehman Brothers' filing for Chapter 11 bankruptcy protection on September 15, 2008. The total recorded other-than-temporary impairment loss was $1.4 million during fiscal year 2009.

Foreign Currency Exchange Rate Risk

We conduct our business in North America, EMEA, Japan and the Asia Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or changes in economic conditions in foreign markets. Revenues and related expenses generated from our international subsidiaries are generally denominated in the currencies of their local countries. Primary international currencies include the Euro, the British Pound, the Swedish Krona and the Japanese Yen. The statements of operations of our international subsidiaries are generally translated into U.S. Dollars at the average exchange rates in each applicable period.

We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. Dollars. Changes in foreign currency exchange rates generally result in translation gains and losses that are deferred within accumulated other comprehensive income (loss) on our consolidated balance sheet and are recognized in the statement of operations upon the liquidation of a foreign subsidiary. The change in average exchange rates between the dollar and other currencies between fiscal 2009, 2008 and 2007 impacted our international revenues and international operating expenses. In fiscal 2009 compared to fiscal 2008, these changes accounted for $2.7 million of the increase in international revenues, and $2.1 million of the increase in international operating expenses. In fiscal 2008 compared to 2007, these changes accounted for $4.0 million of the increase in international revenues, and $4.8 million of the increase in international operating expenses, respectively.

We enter into foreign currency forward exchange contracts to manage foreign currency exposures related to certain non-functional currency transaction related inter-company and other balances. Transaction gains and losses on the contracts and the assets and liabilities are recognized each period in other income (expense), net.

The notional amounts and fair values of our outstanding derivative financial instruments were as follows at January 31, 2009 (in thousands):

	Notional Amount	Fair Value Gain (Loss)
Forward Contracts:		
Purchase	$49,988	$(1,240)
Sell	$25,715	$ 194

Our derivative financial instruments generally have maturities of thirty days or less and, as of January 31, 2009, there were no derivative financial instruments outstanding with maturities in excess of six months. We do not enter into derivative financial instruments for trading or speculative purposes. As of January 31, 2009, the difference between the fair value and carrying value of the above contracts was not significant. The foreign currency exchange rate risk associated with our forward exchange contracts is limited as the exposure is substantially offset by exchange rate changes of the underlying hedged amounts.

As of January 31, 2009, cash and cash equivalents held outside the U.S., which are held primarily in currencies other than the U.S. dollar, totaled approximately $51.0 million.

Equity Price Risk

Our equity price risk related to equity investments is limited due to the immaterial carrying amounts of our equity investments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

Index To Consolidated Financial Statements	Page Number
Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm	67
Consolidated Statements of Operations for the years ended January 31, 2009, 2008 and 2007	68
Consolidated Balance Sheets as of January 31, 2009 and 2008	69
Consolidated Statements of Cash Flows for the years ended January 31, 2009, 2008 and 2007	70
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended January 31, 2009, 2008 and 2007	71
Notes to Consolidated Financial Statements	72

Supplementary Financial Information

Unaudited Quarterly Results of Operations, page 113.

All financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule or because the required information is included in the Consolidated Financial Statements or Notes thereto.

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wind River Systems, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Wind River Systems, Inc. and its subsidiaries at January 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, effective February 1, 2007, the Company adopted EITF Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43, Accounting for Compensated Absences,* and the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109.*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded MIZI Research Inc. ("MIZI") from its assessment of internal control over financial reporting as of January 31, 2009 because it was acquired by the Company during the year ended January 31, 2009. We have also excluded MIZI from our audit of internal control over financial reporting. MIZI is a 99% owned subsidiary whose total assets and total revenues represent 4.5% and 0.04%, respectively, of the related consolidated financial statement amounts as of and for the year ended January 31, 2009.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 1, 2009

WIND RIVER SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended January 31,		
	2009	2008	2007
Revenues, net:			
Product	$137,831	$117,211	$115,105
Subscription	127,833	122,878	99,360
Service	94,000	88,542	70,833
Total revenues, net	359,664	328,631	285,298
Cost of revenues:			
Product	2,759	2,273	2,817
Subscription	14,758	17,610	16,549
Service	64,062	58,574	44,407
Amortization and impairment of purchased intangibles	2,149	5,176	1,154
Total cost of revenues	83,728	83,633	64,927
Gross profit	275,936	244,998	220,371
Operating expenses:			
Selling and marketing	135,702	131,738	112,302
Product development and engineering	83,888	81,432	73,450
General and administrative	33,431	37,959	39,896
Amortization and impairment of goodwill and other intangibles	13,349	863	298
Restructuring and other charges (reversals)	2,873	969	(198)
Total operating expenses	269,243	252,961	225,748
Income (loss) from operations	6,693	(7,963)	(5,377)
Other income:			
Interest income	7,443	9,783	8,896
Interest expense	(473)	(427)	(2,162)
Other expense, net	(1,060)	(971)	(504)
Total other income, net	5,910	8,385	6,230
Income before income taxes	12,603	422	853
Provision for income taxes	1,899	2,780	280
Net income (loss)	$ 10,704	$ (2,358)	$ 573
Net income (loss) per share:			
Basic	$ 0.14	$ (0.03)	$ 0.01
Diluted	$ 0.13	$ (0.03)	$ 0.01
Shares used in per share calculation:			
Basic	79,077	86,483	85,409
Diluted	79,828	86,483	86,725

See accompanying notes to consolidated financial statements.

Form 10-K

WIND RIVER SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	January 31, 2009	January 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 78,825	$ 101,635
Short-term investments	15,815	22,646
Accounts receivable, net	78,557	85,680
Prepaid and other current assets	18,928	18,855
Total current assets	192,125	228,816
Long-term investments	74,499	119,867
Property and equipment, net	78,825	77,981
Goodwill	108,102	114,371
Other intangibles, net	10,866	4,961
Other assets	14,582	17,923
Total assets	$ 478,999	$ 563,919
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,066	$ 9,341
Accrued and other current liabilities	14,566	21,817
Accrued compensation	27,364	24,433
Income taxes payable	85	614
Deferred revenues	114,456	119,886
Total current liabilities	165,537	176,091
Long-term deferred revenues	17,765	14,647
Other long-term liabilities	10,164	7,589
Total liabilities	193,466	198,327
Commitments and contingencies (Note 12)		
Minority Interest	143	—
Stockholders' equity:		
Preferred stock, par value $0.001, 2,000 shares authorized, 1,250 designated as Series A Junior Participating, 750 undesignated; no shares issued and outstanding	—	—
Common stock, par value $0.001, 325,000 shares authorized; 92,654 and 91,010 shares issued as of January 31, 2009 and 2008, respectively; 76,559 and 87,619 shares outstanding as of January 31, 2009 and 2008, respectively	92	91
Additional paid-in-capital	893,791	865,565
Treasury stock, 16,095 and 3,391 shares at cost as of January 31, 2009 and 2008, respectively	(152,406)	(49,802)
Accumulated other comprehensive income (loss)	(8,637)	7,057
Accumulated deficit	(447,450)	(457,319)
Total stockholders' equity	285,390	365,592
Total liabilities and stockholders' equity	$ 478,999	$ 563,919

See accompanying notes to consolidated financial statements.

WIND RIVER SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended January 31,		
	2009	**2008**	**2007**
Cash flows from operating activities:			
Net income (loss)	$ 10,704	$ (2,358)	$ 573
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision (benefit) for doubtful accounts and sales returns	382	(438)	(747)
Amortization of bond issuance costs	—	—	294
Depreciation and amortization	12,550	12,560	11,043
Non-cash impairment of goodwill and purchased and other intangibles	12,280	2,845	—
Non-cash restructuring and other charges	—	333	—
Other-than-temporary impairment of investments	1,389	368	—
Impairment of other assets	613	—	—
Stock-based compensation expense	16,471	21,297	22,497
401(k) common stock match	2,297	2,104	1,803
Realized (gain) loss from sales of available-for-sale securities, net	(531)	22	222
Deferred income taxes	(67)	(602)	(1,973)
Tax benefits from stock plans	104	224	42
Excess tax benefits from stock plans	(101)	(155)	(42)
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	3,860	(6,811)	(7,065)
Accounts payable	(907)	1,998	1,516
Accrued liabilities	(5,781)	5,215	908
Accrued compensation	3,834	3,023	3,314
Income taxes payable	(164)	128	(873)
Deferred revenues	506	2,142	27,637
Other assets and liabilities	(2,984)	702	(3,452)
Net cash provided by operating activities	54,455	42,597	55,697
Cash flows from investing activities:			
Acquisitions of property and equipment	(9,978)	(11,362)	(5,231)
Purchase of investments	(45,468)	(96,653)	(67,324)
Sales of investments	36,196	665	2,478
Maturities of investments	59,504	87,748	93,867
Acquisitions, net of cash acquired	(15,967)	(11,484)	(17,932)
Net cash provided by (used in) investing activities	24,287	(31,086)	5,858
Cash flows from financing activities:			
Issuance of common stock	11,565	19,263	5,838
Repurchase of common stock	(105,640)	(6,536)	(13,878)
Repurchases and maturities of convertible subordinated notes	—	—	(42,151)
Excess tax benefits from stock plans	101	155	42
Bank loan, net of repayments	(887)	—	(80)
Net cash provided by (used in) financing activities	(94,861)	12,882	(50,229)
Effect of exchange rate changes on cash and cash equivalents	(6,691)	5,926	711
Net increase (decrease) in cash and cash equivalents	(22,810)	30,319	12,037
Cash and cash equivalents at beginning of period	101,635	71,316	59,279
Cash and cash equivalents at end of period	$ 78,825	$101,635	$ 71,316
Supplemental cash flow information:			
Cash paid for interest	$ 27	$ 6	$ 1,604
Cash paid for income taxes, net	$ 4,342	$ 2,256	$ 2,739
Cash paid for restructuring	$ 3,287	$ 135	$ 370

See accompanying notes to consolidated financial statements.

WIND RIVER SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Common Stock		Additional Paid in Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		Shares	Amount			
Balance at January 31, 2006	87,632	$ 88	$798,501	(1,870)	$ (35,466)	$ (5,679)	$(453,997)	$ 303,447
Net income	—	—	—	—	—	—	573	573
Unrealized gain on investments, net of reclassification adjustments	—	—	—	—	—	1,222	—	1,222
Currency translation adjustments	—	—	—	—	—	2,590	—	2,590
Comprehensive income	—	—	—	—	—	—	—	4,385
Repurchase of common stock	—	—	—	(1,469)	(13,878)	—	—	(13,878)
Common stock issued upon exercise of stock options	486	—	3,854	—	—	—	—	3,854
Common stock issued under stock purchase plan	—	—	(1,127)	259	3,111	—	—	1,984
Restricted stock issued related to Interpeak acquisition	192	—	2,091	—	—	—	—	2,091
Common stock issued for 401(k) match	171	—	1,803	—	—	—	—	1,803
Stock-based compensation	—	—	20,406	—	—	—	—	20,406
Tax benefit from stock plans	—	—	42	—	—	—	—	42
Balance at January 31, 2007	88,481	88	825,570	(3,080)	(46,233)	(1,867)	(453,424)	324,134
Net loss	—	—	—	—	—	—	(2,358)	(2,358)
Unrealized gain on investments, net of reclassification adjustments	—	—	—	—	—	3,070	—	3,070
Currency translation adjustments	—	—	—	—	—	5,854	—	5,854
Comprehensive income	—	—	—	—	—	—	—	6,566
Repurchase of common stock	—	—	—	(652)	(6,536)	—	—	(6,536)
Common stock issued upon exercise of stock options	2,173	3	15,329	—	—	—	—	15,332
Common stock issued under stock purchase plan	150	—	1,138	341	2,967	—	(174)	3,931
Restricted stock issued related to Interpeak acquisition	—	—	309	—	—	—	—	309
Common stock issued for 401(k) match	206	—	2,104	—	—	—	—	2,104
Stock-based compensation	—	—	20,988	—	—	—	—	20,988
Tax benefit from stock plans	—	—	127	—	—	—	—	127
Cumulative effect adjustments, net of tax (See Note 1)	—	—	—	—	—	—	(1,363)	(1,363)
Balance at January 31, 2008	91,010	91	865,565	(3,391)	(49,802)	7,057	(457,319)	365,592
Net income	—	—	—	—	—	—	10,704	10,704
Unrealized loss on investments, net of reclassification adjustments	—	—	—	—	—	(1,842)	—	(1,842)
Currency translation adjustments	—	—	—	—	—	(13,852)	—	(13,852)
Comprehensive loss	—	—	—	—	—	—	—	(4,990)
Repurchase of common stock	—	—	—	(13,004)	(105,640)	—	—	(105,640)
Common stock issued upon vesting of restricted stock units	142	—	—	—	—	—	—	—
Common stock issued upon exercise of stock options	1,001	1	7,527	—	—	—	—	7,528
Common stock issued under stock purchase plan	239	—	1,836	300	3,036	—	(835)	4,037
Common stock issued for 401(k) match	262	—	2,297	—	—	—	—	2,297
Stock-based compensation	—	—	16,471	—	—	—	—	16,471
Tax benefit from stock plans	—	—	95	—	—	—	—	95
Balance at January 31, 2009	92,654	$ 92	$893,791	(16,095)	$(152,406)	$ (8,637)	$(447,450)	$ 285,390

See accompanying notes to consolidated financial statements.

WIND RIVER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Wind River is a global leader in Device Software Optimization (DSO). The Company develops markets and sells operating systems, middleware and software development tools that allow its customers to develop, run, and manage their device products faster, better, at lower cost and more reliably. Wind River offers its customers a choice of leading real-time, proprietary operating systems and open-source, commercial-grade Linux operating systems. Wind River also offers a comprehensive, Eclipse-based Workbench software development suite that allows its customers to manage the design, development, debugging and testing of their device software systems, as well as leading device test solutions that allow its customers to test, diagnose and resolve defects in device software. Wind River's customers manufacture devices as varied as set-top boxes, in-vehicle infotainment systems, mobile handsets, Internet routers, avionics control panels and coronary pacemakers. Our operating systems are currently deployed in millions of devices.

Wind River is diversified by geography and vertical markets. Wind River has global sales presence with operations in four regional groups—North America, EMEA (comprising Europe, the Middle East and Africa), Japan and the Asia Pacific region. Wind River markets its products and services primarily through its own direct sales organization, which consists of sales persons, field engineers and support staff. Wind River also markets and sells its products through a network of distributors and resellers, primarily in international regions, to serve customers in regions not serviced by its direct sales force. Wind River categorizes its customer base by vertical market—Aerospace and Defense; Consumer including Mobile; Industrial and Automotive including Medical; and Networking Equipment. Wind River was incorporated in California in February 1983 and reincorporated in Delaware in April 1993.

Fiscal Year

The Company's fiscal year ends on January 31st.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Wind River Systems and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. Acquisitions that have been accounted for as purchase transactions have been included in the consolidated results from their date of purchase.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, estimates are used for, but not limited to, the accounting for stock-based compensation, the allowance for doubtful accounts, sales returns and other allowances, valuation of investments, goodwill and purchased intangibles, restructuring and other charges, deferred tax assets and liabilities and income taxes, percentage of completion accounting, accrued compensation and other accruals, and the outcome of litigation and other contingencies. Wind River bases its estimates on historical experience and various other assumptions that are believed to be reasonable based on the specific circumstances. Wind River's management has discussed these estimates with the Audit Committee of the Board of Directors. These estimates and assumptions form the basis for making judgments about the carrying value of certain assets and liabilities. Actual results could differ from these estimates.

Cash, Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with remaining maturity at the date of purchase of three months or less. These fixed income securities are readily convertible to cash and are stated at fair value. Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date. Wind River accounts for its short-and long-term investments, including marketable equity securities, money market accounts, U.S. government and agency debt securities, corporate debt securities and asset-backed and other debt securities, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Wind River determines the appropriate classification of its investments at the time of purchase and re-evaluates such classification at each balance sheet date. Wind River has classified all of its investments as available-for-sale and carries such investments at fair value, with unrealized gains and losses reported in the accumulated other comprehensive income (loss) component within stockholders' equity until disposition or when an other-than-temporary decline occurs. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, which are judged to be other-than-temporary, are reported in other expense, net.

The Company's cash equivalents and investments are exposed to concentrations of credit risk. The Company has an investment policy that is intended to limit its exposure to credit risk. Wind River's investments consist of investment grade securities purchased by qualified professional investment managers.

Fair Value of Financial Instruments

Certain of Wind River's financial instruments, including accounts receivable, accounts payable and other accrued liabilities are carried at cost, which approximates their fair value due to their short maturities. The fair value of forward foreign exchange contracts as of January 31, 2009 and 2008 are based on quoted market prices. The fair value of the Company's cash equivalents, available-for-sale investments in marketable securities are detailed further in Note 3, "Certain Balance Sheet Components" and Note 4, "Financial Instruments" in the notes to consolidated financial statements.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation on equipment is computed using the straight-line method over the estimated useful lives of the assets, which is generally two to four years for software and computer equipment, four to ten years for furniture and equipment and twenty-five to thirty years for buildings and building improvements. Leasehold improvements are amortized over the term of the related lease reflecting any renewals reasonably assured on purchase, or useful economic life, whichever is shorter. Gains and losses on disposals of fixed assets are included in results of operations at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Expenditures for replacements and improvements are capitalized, while expenditures for maintenance and repairs are charged to income as incurred.

Internal Use Software

American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. Wind River capitalizes qualifying external and internal costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and external consulting fees. Capitalized software projects are amortized to depreciation expense over the estimated useful lives of the projects, typically a two-to-five year period.

Software Development Costs

Wind River accounts for software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.* Costs incurred to establish the technological feasibility of a computer software product are considered research and development costs and are expensed as incurred. When the technological feasibility of a software product has been established using the working model approach, development costs are capitalized. Capitalization of these costs ceases when the product is available for general release. The period of time between technological feasibility and general release of products to customers is generally extremely short. Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of two years is assigned to capitalized software development costs. Amortization of capitalized software development costs is charged to cost of product revenues and cost of subscription revenues. Non-capitalized research and development expenditures are charged to product development and engineering in the period incurred. For fiscal 2009 and 2008, we did not have any capitalized software development costs. Amortization of capitalized software development costs, which were charged to cost of product revenues during 2007 was $672,000. No such costs were recognized during fiscal 2009 and 2008 as the balance of capitalized research and development costs was fully amortized during fiscal 2007.

Goodwill and Purchased Intangibles

Wind River accounts for goodwill and purchased intangibles in accordance with the provisions of SFAS No. 141, *Business Combinations* ("SFAS 141") and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets acquired. Identifiable intangible assets include acquired customer base, technological know-how, trademarks and assembled workforce. Identifiable intangible assets are amortized over their estimated useful lives ranging from two to seven years. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test. The primary methods used to determine the fair value of assets acquired is the income approach, under which the Company must make assumptions as to the future cash flows of the acquired entity or assets, the appropriate discount rate to use to present value the cash flows and the anticipated life of the acquired assets, and the market approach, under which the Company compares the value of our business unit to publicly-traded companies in similar lines of business.

Wind River reviews goodwill for impairment at least annually during its second fiscal quarter, or more frequently if an event occurs indicating the potential for impairment. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered to be impaired and a second step is performed to measure the amount of impairment loss, if any.

Impairment of Long-Lived Assets

Wind River evaluates the recoverability of its property and equipment and intangible assets in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets when circumstances indicate an impairment has occurred and in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, Wind River evaluates asset recoverability when an event occurs that may impair recoverability of the asset. Wind River determines the recoverability of the carrying amount of each asset by reviewing the following factors: the undiscounted value of expected operating cash flows in relation to its net capital investments, the estimated useful or contractual life of the asset and the contract or product supporting the asset. In the case of purchased intangibles and capitalized software development costs, Wind River periodically reviews the recoverability of the asset's value by evaluating its products with respect to technological advances, competitive products and the needs of its customers.

Derivative Financial Instruments

Wind River complies with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended, which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends upon the intended use of the derivative and the resulting designation.

Wind River designates its derivatives based upon criteria established by SFAS 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified to earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For a derivative not designated as a hedging instrument, the gain or loss is recognized in the period of change. For the years ended January 31, 2009, 2008 and 2007, Wind River did not enter into any hedges that have been designated as effective hedges under SFAS 133.

Wind River enters into foreign currency forward exchange contracts to manage foreign currency exposures related to certain non-functional currency related inter-company and other balances. Additionally, Wind River may adjust its foreign currency hedging position by entering into additional contracts or by terminating or offsetting existing forward contracts. These adjustments may result from changes in the underlying foreign currency exposures or from fundamental shifts in the economics of particular exchange rates. Gains and losses on terminated forward contracts, or on contracts that are offset, are recognized in income in the period of contract termination or offset. As of January 31, 2009, Wind River had outstanding forward contracts with notional amounts of approximately $75.7 million and the difference between the fair value and carrying value of these contracts was not significant. Wind River does not enter into derivative financial instruments for trading or speculative purposes.

Revenue Recognition

Wind River recognizes revenues from three sources: (1) product revenues, (2) subscription revenues and (3) service revenues; in each case, net of sales returns and other allowances. Product revenues consist of revenues from production licenses (sometimes referred to as royalties), and fees for stand-alone software and software programming tools sold under the Company's perpetual licensing model and from sales of hardware. Subscription revenues consist primarily of revenues from the licensing of products and services under the subscription-based enterprise licensing model including items such as development tools, an operating system, various protocols and interfaces and maintenance, which are licensed over a limited period of time, typically 12 months. Service revenues are derived from fees from professional services, which include design and development fees, software maintenance contracts, and customer training and consulting. Agreements generally do not allow the right of return or sales price adjustments. The Company presents revenue net of sales taxes in its consolidated statements of operations.

Wind River recognizes revenue in accordance with SOP 97-2, *Software Revenue Recognition*, as amended ("SOP 97-2"); SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* ("SOP 81-1"); Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* and Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 104 *Revenue Recognition* ("SAB 104"). Wind River recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable and collection is determined to be probable. For arrangements with multiple elements, the Company recognizes revenue when vendor-specific objective evidence ("VSOE") exists for all undelivered elements of the arrangement or at the point when all elements have been delivered. These criteria are further defined as follows:

Persuasive evidence of an arrangement exists

It is Wind River's customary practice for arrangements other than a click wrap agreement to have non-cancelable contracts and generally a customer purchase order prior to recognizing revenue on an arrangement. For products purchased under a click wrap agreement it is generally Wind River's customary practice to have a customer purchase order prior to recognizing revenue.

Delivery has occurred

Product revenues for software and hardware are recognized at the time of shipment or upon the delivery of a product master, with standard transfer terms of FOB shipping point. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred. If only non-essential products or services are undelivered and if evidence of fair value of all undelivered elements exists, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Wind River recognizes revenues from subscription-based licenses ratably over the term of the agreement.

Subscription arrangements require the delivery of unspecified future updates and upgrades within the same product family during the subscription term. Accordingly, Wind River recognizes fees from these arrangements ratably over the term of the subscription license agreement. If an agreement includes a specified upgrade, all revenue that would have otherwise been recognized is deferred until the specified upgrade is delivered.

Sales to original equipment manufacturers, system integrators and value-added resellers are recognized at the time delivery has occurred for perpetual and term licenses and ratably over the term for subscription licenses. Sales to distributors are generally recognized as noted above provided that the Company has evidence of an end user agreement.

Professional service revenues are generally separately priced, are available from a number of suppliers, and are typically not essential to the functionality of Wind River's software products. Revenues from these services are recognized separately from the license fee if the arrangements qualify as "service transactions" as defined by SOP 97-2. Generally, revenue from time-and-materials consulting contracts are recognized as services are performed.

In certain arrangements, Wind River has contracted to provide fixed-price professional services with no corresponding software deliverable. In these instances, the Company has recognized revenue in accordance with the provisions of SAB 104. With respect to these sales, the Company evaluates the terms of sale and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the sales price is fixed or determinable, collectability is reasonably assured, and risk of loss and title have transferred.

Contract accounting is utilized for service revenues from fixed-price contracts that require significant software modification, development or customization. In such instances, the arrangement fee is accounted for in accordance with SOP 81-1, whereby the arrangement fee is recognized, generally using the percentage-of-completion method measured on labor input costs. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. To date, these losses have not been significant. The complexity of the estimation process and judgment related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in its consolidated financial statements. A number of internal and external factors can affect its estimates, including labor rates, utilization, changes to specification and testing requirements and collectability of unbilled receivables.

Service revenues from software maintenance support and update fees are recognized ratably over the contract period, which is typically 12 months. Service revenues from training and consulting are recognized when the services are provided.

In the case where the Company executes more than one contract or agreement with a single customer we evaluate each to determine whether the separate contracts or agreements should be viewed as one multiple-element arrangement. Where the determination of a multiple-element arrangement is made, the Company recognizes revenue only if sufficient VSOE exists to allocate revenue to the various elements of the arrangement or at the point when all elements have been delivered.

The vendor's fee is fixed or determinable

At the time of each transaction, Wind River assesses whether the fee associated with a revenue transaction is fixed or determinable based on the payment terms associated with the transaction. For product and subscription revenues, if a significant portion of a fee is due after Wind River's standard payment terms, which are generally no greater than 90 days from invoice date, Wind River accounts for the fee as not being fixed or determinable. In these cases, revenue is recognized as the fees become due subject to all other revenue recognition criteria being met.

Collection is probable

Wind River assesses probability of collection based on a number of factors, including its past transaction history with the customer and the credit-worthiness of the customer. New customers and certain existing customers are subject to a credit review process that evaluates the customers' financial position and ultimately their ability to pay according to the original terms of the arrangement.

Based on Wind River's review process, if it is determined from the outset of an arrangement that collection of the resulting receivable is not probable, then revenue is recognized on a cash-collected basis.

Vendor Specific Objective Evidence ("VSOE")

Wind River establishes VSOE for maintenance services by reference to substantive stated future renewal rates included in contracts or the amounts charged on similar transactions. Wind River establishes VSOE for professional services time-and-materials contracts by reference to standard hourly rates separately charged for services.

For consolidated statement of operations classification purposes only, the Company allocates revenue first to those elements for which it has established VSOE of fair value, and any remaining recognized revenue is then allocated to those items for which it lacks VSOE of fair value. If the elements for which the Company has no fair value include fixed price services, it allocates revenue to these services based upon expected hours to be incurred plus a normal margin. Any remaining revenues would be allocated to product or subscription revenues, depending on the type of license purchased.

Allowance for Doubtful Accounts and Sales Returns

The Company makes judgments regarding its ability to collect outstanding receivables and provides allowances for estimated doubtful accounts. These allowances reflect the expected non-collection of accounts receivable based on past collection history, current economic trends, contractual terms and conditions, customer concentrations, customer credit-worthiness and changes in customers' payment terms. Additional allowances may be required if deteriorating economic conditions or other factors affect Wind River customers' ability to make timely payments.

The Company records estimated reductions in revenues for potential returns of products by customers and other allowances in accordance with SFAS No. 48, *Revenue Recognition When Right of Return Exists.* Accordingly, when estimating potential future product returns and other allowances related to current period revenues, the Company analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's products.

The following is a summary of activities in the allowances for doubtful accounts and sales returns for the periods indicated (in thousands):

	Beginning Balance	Additions Charged (Credited) to Operations	Write-offs	Ending Balance
January 31, 2009	$2,512	$ 382	$(735)	$2,159
January 31, 2008	$3,307	$(438)	$(357)	$2,512
January 31, 2007	$4,236	$(747)	$(182)	$3,307

No single customer accounted for more than 10% of Wind River's total revenues in fiscal year 2009, 2008 or 2007. One customer accounted for 9.8% or $7.7 million of total accounts receivable as of January 31, 2009. No other customer accounted for more than 10% of Wind River's total accounts receivable as of January 31, 2009 or 2008.

Deferred Revenues

Deferred subscription revenues represent customer billings and payments made in advance for software licensed over a subscription period. Subscription periods vary from annual to multi-year and are classified as such. Long-term deferred revenues represent the portion of multi-year contracts that are due to be recognized as revenue in a time period greater than one year from the balance sheet date. Maintenance and other deferred revenues primarily include deferred maintenance, service and product revenues. Deferred maintenance revenues represent customer billings and payments made in advance for annual support contracts. Maintenance is typically billed on a per annum basis in advance and revenue is recognized ratably over the maintenance period. Deferred service revenues include pre-payments for software consulting and training services. Revenue for these contracts is recognized as the services are performed. Deferred product revenues primarily include software license transactions that are not separable from subscription or consulting services.

Funded Research and Development

Wind River accounts for funded research and development as an offset to gross research and development expenses. Funded research and development was $322,000 in fiscal 2008 and $319,000 in fiscal 2007. For fiscal year 2009, Wind River did not have any funded research and development costs.

Restructuring and Other Charges

Wind River accounts for the individual components of the restructuring activities as discussed further below.

Wind River has developed and implemented restructuring plans to improve efficiencies across the organization, reduce operating expense, and better align its resources to market conditions. As a result of these plans, the Company has recorded restructuring charges comprised principally of severance and associated employee termination costs related to the reduction of its workforce, office closures, losses on subleases and for employee litigation as a result of previous restructurings. The employee litigation relates to alleged wrongful termination. These activities have been accounted for primarily in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management commits to an exit plan. SFAS 146 also requires that: (i) liabilities associated with exit and disposal activities be measured at fair value; (ii) one-time termination benefits be expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period; and (iii) costs to terminate a contract (specifically an operating lease) before the end of its term be recognized when the entity terminated the contract in accordance with the contract terms. The employee litigation has been accounted for in accordance with SFAS No. 5, *Accounting for Contingencies.*

In addition, a portion of Wind River's restructuring costs for fiscal year 2009 and 2008 has been accounted for in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits, an Amendment of FASB Statements No. 5 and 43*, ("SFAS 112"). Wind River applied SFAS 112 to a number of employees, located primarily in international jurisdictions, where it has historically provided termination benefits based on local statutory regulations or other predefined severance plans. Accordingly, Wind River records the liability related to these termination costs when it determines that the liability is both probable and estimable, which is generally when: (i) Wind River approves a termination plan that commits it to such plan and establishes the benefits the employees will receive upon termination; (ii) the plan specifically identifies the number of employees to be terminated, their locations and their job classifications; and (iii) the period of time to implement the plan does not indicate changes to the plan are likely.

Wind River reviews the status of restructuring activities on a quarterly basis and, if appropriate, record changes to restructuring obligations as part of operating expenses based on management's most current estimates.

Stock-Based Compensation

Wind River accounts for stock-based compensation related to stock-based transactions in accordance with the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS No. 123R"). Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life.

The Company calculates the fair value of each option award on the date of grant under the Black-Scholes option pricing model using certain assumptions. The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards, including the option's expected term and the price volatility of the underlying stock. The Company's current estimate of volatility is based on a combination of historical and market-based implied volatility from traded options on its common stock. The Company believes that using a combination of historical and market-based implied volatility from traded options on its common stock is a better indicator of expected volatility and future stock price trends than relying solely on historical volatility. To the extent volatility of the Company's stock price increases in the future, the Company's estimates of the fair value of options granted in the future could increase, thereby increasing stock-based payment expense in future periods. The computation of expected lives was determined based on the Company's historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The ranges provided result from the behavior patterns of separate groups of employees that have similar historical experience. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. In addition, the Company applies an expected forfeiture rate when amortizing stock-based payment expense. The Company's estimate of the forfeiture rate is based primarily upon its historical experience. To the extent the Company revises this estimate in the future, its stock-based compensation expense could be materially impacted in the quarter of revision, as well as in following quarters.

The Company calculates the fair value of each restricted stock award based upon the closing price of its common stock on the date of grant. The associated stock-based compensation expense is amortized over the related vesting period. Over the last two years the Company has begun to grant employees a mixture of stock options and restricted stock units. A change in the number of options or restricted stock units that are granted, the associated vesting period, the stock price or the assumptions underlying the Company's Black-Scholes valuation for stock options, could cause the amount of stock compensation expense that is recorded to vary.

SFAS 123R requires that cash flows resulting from tax deductions in excess of the compensation expense recorded for those options and ESPP shares (excess tax benefits) be classified as financing cash flows. Accordingly, the Company classified $101,000, $155,000 and $42,000 of excess tax benefits in fiscal year 2009, 2008 and 2007, respectively, as financing cash inflows rather than as operating cash flows on the consolidated statements of cash flows.

Consistent with prior years, the Company uses the "with and without" approach as described in EITF Topic No. D-32 in determining the order in which tax attributes related to stock-based awards are utilized. As a result, the Company only recognizes a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. Also consistent with prior years, the Company accounts for the indirect effects of stock-based awards on other tax attributes, such as the research tax credits, through its statement of operations.

Income Taxes

Income taxes are computed using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in Wind River's consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated. Deferred income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), and are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for recognition of deferred tax assets if the realization of such assets is more likely than not to occur.

Wind River is subject to income tax audits in all of the jurisdictions in which it operates and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years' tax returns or certain positions taken on tax returns. Accordingly, Wind River must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* To the extent that Wind River establishes such a reserve, the provision for income taxes would be increased. If Wind River ultimately determines that payment of these amounts is unnecessary as a result of final conclusion of audits by the taxing authorities or upon the expiration of the statute of limitation, it reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. Wind River records an additional charge in the provision for income taxes in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. For purposes of computing basic net income (loss) per share, the weighted-average number of outstanding shares of common stock excludes unvested restricted stock awards. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period and all dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of convertible subordinated notes (using the if-converted method), unvested restricted stock awards, outstanding options and shares issuable under the Company's employee stock purchase plan (using the treasury stock method). In loss periods, basic net loss per share and diluted net loss per share are identical since the effect of potential common shares is anti-dilutive and therefore excluded. See Note 8, "Net Income (Loss) Per Share Computation," for additional information.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income (loss) and comprehensive income (loss) for Wind River results from foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. As of January 31, 2009, accumulated other comprehensive loss of $8.6 million was composed of $8.7 million related to foreign currency translation adjustments and $115,000 related to net unrealized gains on available-for-sale securities. The financial position of foreign subsidiaries is translated using the exchange rates in effect at the end of the period, while income and expense items are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as other accumulated comprehensive income (loss). The net gains and losses resulting from foreign currency transactions are recorded in net income (loss) in the consolidated statement of operations in the period incurred and were not significant for any of the periods presented. Certain inter-company balances are designated as long-term. Accordingly, exchange gains and losses associated with these long-term inter-company balances are recorded as a component of accumulated other comprehensive income (loss), along with translation adjustments.

Accounting Changes

On February 1, 2007, the Company adopted the consensus reached in EITF Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences* ("EITF 06-2"). EITF 06-2 provides recognition guidance on the accrual of employees' rights to compensated absences under a sabbatical or other similar benefit arrangement. Prior to the adoption of EITF

06-2, the Company recorded a liability for sabbatical leave upon employee vesting in the benefit, which occurred only at the end of a five-year service period. Under EITF 06-2, the Company accrues an estimated liability for sabbatical leave over the requisite five-year service period, as employee services are rendered. The adoption of EITF 06-2 resulted in a $1.3 million increase to accumulated deficit and accrued compensation and other long-term liabilities as of February 1, 2007.

On February 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not result in a material adjustment to accumulated deficit and decreased income taxes payable and other assets by $308,000 and $313,000, respectively, as of February 1, 2007. The Company continues to record interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within provision for (benefit from) income taxes on the consolidated statement of operations. See Note 7, "Provision for Income Taxes," for further information.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides accounting guidance on the definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP No. FAS 157-2 *Effective Date of FASB Statement No. 157* ("FSP FAS 157-2"), which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective February 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption did not have a material impact on the Company's consolidated financial statements. In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"), to clarify the application of the provision of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP FAS 157-3 is effective immediately and applies to the Company's January 31, 2009 financial statements. The application of the provision of FSP FAS 157-3 did not materially affect the Company's consolidated financial statements as of and for the period ended January 31, 2009. In accordance with FSP FAS 157-2, the Company adopted SFAS 157 for its other assets and liabilities measured at fair value in the first quarter of 2010. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 for non-financial assets and non-financial liabilities on its consolidated financial statements. See Note 4, "Financial Instruments," for further information regarding the Company's fair value measurements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. SFAS 141R also changes the accounting of contingent purchase consideration, requires the capitalization of in-process research and development at fair value, and prescribes the expensing of restructuring and acquisition related costs. The adoption of SFAS 141R changes the Company's accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2010. The Company expects SFAS 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"), which addresses the accounting and reporting standards for the noncontrolling or minority interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective in the first quarter of fiscal 2010. The Company does not believe the adoption of SFAS 160 will have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective in the first quarter of fiscal year 2010. The Company does not believe the adoption of SFAS 161 will have a material effect on its consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). FSP FAS 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. GAAP. FSP FAS 142-3 is adopted by the Company in the first quarter of fiscal year 2010. The Company continues to evaluate the potential impact of the adoption of FSP SFAS 142-3 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* The adoption of SFAS 162 did not have a material impact on the Company's consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-06-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method in accordance with SFAS No. 128, *Earnings per Share.* FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, the Company is required to retrospectively adjust its earnings per share data to conform with the provisions in this FSP. The Company currently does not expect FSP EITF 03-6-1 to have a material impact on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, *Accounting for Defensive Intangible Assets* ("EITF No. 08-7"). EITF No. 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF No. 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective in the first quarter of fiscal year 2010. The adoption of EITF 08-7 is not expected to have a material impact on the Company's consolidated financial statements.

NOTE 2: ACQUISITIONS, GOODWILL AND PURCHASED INTANGIBLES

Acquisitions

Acquisition of MIZI Research, Inc.

On October 15, 2008, the Company acquired approximately 99% of the outstanding shares of MIZI Research, Inc ("MIZI"), a privately held Korean company, for approximately $16.6 million, comprised of approximately $15.8 million in cash consideration plus acquisition related costs. In addition, in connection with the acquisition, the Company agreed to pay potential retention and performance bonuses of up to an aggregate of $1.75 million, of which $142,000 was accrued at January 31, 2009. These bonuses require post-acquisition services to be provided to the Company and, accordingly, the bonuses will be accrued as compensation expense over the related contingency period through fiscal 2011, provided the related criteria are probable of being satisfied.

MIZI was an independent software company that specializes in the development of embedded Linux-based mobile application platforms. With this acquisition, the Company gained access to mobile expertise that can be leveraged across its various mobile alliances and it accelerates its mobile services presence in the Asia Pacific region. These factors contributed to a purchase price in excess of fair value of MIZI's net tangible and intangible assets acquired and as a result, the Company has recorded goodwill in connection with the transaction. Wind River accounted for this acquisition as a non-taxable purchase and, in accordance with SFAS 141, *Business Combinations*, ("SFAS 141"), the total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. The operating results of MIZI from the date of acquisition were included in the Company's consolidated financial statements.

The following table reflects the allocation of the total purchase price of $16.6 million as of the date of purchase (in thousands, except estimated useful economic life):

	Estimated Useful Economic Life (Years)	Purchase Price Allocation
Property and equipment, net		$ 250
Deferred tax asset		203
Core and developed technology	5	900
Customer contracts and related relationships	4	7,500
Non-compete agreements	2	700
Trade name/trademarks	3	200
Goodwill		10,047
Net current liabilities		(971)
Non-current liabilities		(257)
Deferred tax liability		(1,979)
Total purchase price		$16,593

In performing the purchase price allocation of acquired intangible assets, Wind River considered its intention for the future use of the assets, analyses of historical financial performance, and estimates of the future performance of MIZI, among other factors. Wind River used the income valuation approach in determining the fair values of the acquired intangible assets using discount rates of 33% to 35%. The goodwill of $10.0 million represents Wind River's assigned value for the long-term potential of the integration of MIZI into Wind River's overall Linux product strategy and professional services organization, and has been allocated to the Linux reportable segment.

At the date of the acquisition, MIZI had four short-term borrowing arrangements with the Industrial Bank of Korea ("IBK"). The amount outstanding under these agreements with IBK at the date of acquisition was approximately $887,000. The amounts outstanding under these agreements were repaid and the loan facilities were closed prior to January 31, 2009.

Acquisition of S.C. Comsys S.R.L.

In August 2007, Wind River acquired all of the outstanding shares of S.C. Comsys S.R.L. ("Comsys"), a privately held professional services company based in Romania. The acquisition has enabled the Company to increase the number of skilled consultants in its professional services organization and to expand its service offerings throughout Europe and globally. The Company paid initial cash consideration of approximately $1.4 million, comprised of approximately $1.3 million in cash consideration, plus acquisition related costs. In addition, the Company agreed to pay Comsys' former shareholders a potential earn-out distribution of up to $250,000, which will be payable if certain specified future performance criteria are met. The performance criteria consist of post-acquisition services to be provided to the Company and, accordingly, the distribution amount will be accrued as compensation expense over the contingency period, provided the criteria are probable of being satisfied.

The purchase did not qualify as a business combination under SFAS 141, as the acquiree was deemed to be a development-stage operation as of the acquisition date. Accordingly, the purchase was recorded as an asset acquisition and the total consideration was allocated to the assets acquired and liabilities assumed, excluding goodwill, based on their estimated fair values. Assembled workforce associated with an asset acquisition qualifies as an identified intangible asset and, therefore, the Company allocated $1.5 million of the purchase price to assembled workforce, which represents the value of the acquired workforce-in-place.

The following table reflects the allocation of the total purchase price of $1.4 million as of the date of acquisition (in thousands, except estimated useful economic life):

	Estimated Useful Economic Life (Years)	Purchase Price Allocation
Net current assets		$ 53
Property and equipment, net		63
Assembled workforce	5	1,544
Deferred tax liability		(247)
Total purchase price		$1,413

The Company finalized the allocation of the total purchase price during the second quarter of fiscal 2009 after making an additional cash payment of $66,000 related to the initial purchase consideration.

Acquisition of the RTLinux Business

In February 2007, the Company acquired the intellectual property, including patents, copyrights, trademarks and associated product rights for the RTLinux business from Finite State Machine Labs, Inc. RTLinux is a commercially-available, patented, hard real-time Linux technology, which will broaden the Company's product offerings for its Linux-based device software platforms. Pursuant to the purchase agreement, the Company also acquired rights to future runtime revenue streams for assumed RTLinux contracts. The Company paid approximately $10.1 million, comprised of $9.8 million in cash consideration, plus acquisition related costs. The purchase was accounted for as a taxable transaction and, in accordance with SFAS 141, the total consideration was allocated to the intangible assets acquired and liabilities assumed, based on their estimated fair values.

The following table reflects the allocation of the total purchase price of $10.1 million as of the date of acquisition (in thousands, except estimated useful economic life):

	Estimated Useful Economic Life (Years)	Purchase Price Allocation
Core and developed technology	4	$ 4,900
Customer contracts and related relationships	3	300
Non-compete agreements	2	300
Trademarks	5	100
Goodwill		4,672
Deferred revenues		(123)
Total purchase price		$10,149

In performing the purchase price allocation of acquired intangible assets, Wind River considered its intention for the future use of the assets, analyses of historical financial performance, and estimates of the future performance of RTLinux, among other factors. Wind River used the income valuation approach in determining the fair values of the acquired intangible assets using a discount rate of 26%. The goodwill of $4.7 million represents Wind River's assigned value for the long-term potential of the integration of RTLinux into Wind River's overall Linux product strategy and is expected to be fully deductible for tax purposes.

Interpeak AB

In March 2006, Wind River acquired Interpeak AB ("Interpeak"), a privately held Swedish company, for approximately $18.6 million, comprised of $17.8 million in cash consideration, plus direct acquisition costs. Interpeak provides networking, security, and mobility middleware software that enables devices to connect to the internet, which will deepen and broaden Wind River's product offerings. Wind River accounted for this acquisition as a non-taxable purchase and, in accordance with SFAS 141, the total consideration was allocated to the intangible assets and tangible assets and liabilities acquired, based on their estimated fair values.

The following table reflects the allocation of the total purchase price of $18.6 million as of the date of purchase (in thousands, except estimated useful economic life):

	Estimated Useful Economic Life (Years)	Purchase Price Allocation
Net current assets		$ 548
Property and equipment		15
Deferred tax asset		995
Developed technology	3	1,400
Core technology	3	700
Maintenance contracts	4	500
Direct customer relationships	5	200
Distribution agreements	3	200
Goodwill		14,885
Deferred tax liability		(840)
Total purchase price		$18,603

In performing the purchase price allocation of acquired intangible assets, Wind River considered its intention for the future use of the assets, analyses of historical financial performance, and estimates of the future performance of Interpeak, amongst other factors. Wind River used the income valuation approach in determining fair value using discount rates of 20% to 22%. The goodwill of $14.9 million represents Wind River's assigned value for the long-term potential of the integration of Interpeak into Wind River's overall product strategy.

Pro forma Information

The consolidated financial statements include the operating results of MIZI, Comsys, the RTLinux business and Interpeak from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not material to the consolidated statement of operations of Wind River.

Goodwill and Other Intangibles

The following table presents goodwill by reportable segment (in thousands):

	January 31, 2008	Goodwill Acquired/ Adjusted	Foreign Currency Translation	January 31, 2009
VxWorks	$ 68,113	$ —	$(2,461)	$ 65,652
Linux	14,617	9,982(2)	(417)	24,182
Non-Core Products and Design Services	15,321	—	(553)	14,768
All Other (1)	16,320	(12,230)	(590)	3,500
Total	$114,371	$ (2,248)	$(4,021)	$108,102

(1) All Other reportable segment includes two reporting units: Tools and Device Test.

(2) Includes adjustments to goodwill for post acquisition invoices issued in excess of the fair value of the remaining obligations associated with acquired contracts of MIZI.

The decrease in goodwill of $6.3 million during fiscal 2009 relates primarily to a goodwill impairment charge of $12.2 million related to the Device Test reporting unit included in the All Other reportable segment and, to lesser extent, due to $4.0 million of translation adjustments related to goodwill denominated in foreign currencies. The decrease was partially offset by $10.0 million of goodwill associated with the Company's acquisition of MIZI, which was allocated to the Linux reportable segment.

The Company assesses goodwill for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which requires that goodwill be tested for impairment at the reporting unit level at least annually or more frequently upon the occurrence of certain events, as defined by SFAS 142. At the beginning of fiscal year 2009, the Company adopted a reorganization plan to better align its resources with its strategic business objectives. As part of this plan, the Company reorganized its operations into four product divisions: VxWorks, Linux, Tools and Device Test. In addition, the Company records revenues and expenses from non-core products and design services separate from these four product divisions. As a result of this change in structure, the Company commenced reporting its results of operations under four reportable segments: VxWorks, Linux, Non-Core Products and Design Services, and All Other. In connection with this reorganization, the Company also changed its reporting units for goodwill impairment testing from one to five reporting units consisting of VxWorks, Linux, Non-Core Products and Design Services, Tools and Device Test. Consequently, at the beginning of fiscal 2009, the Company performed an interim goodwill impairment review and allocated its goodwill from acquisitions prior to the reorganization to these five reporting units based on the relative fair value of each unit at that time. In performing this review, the Company used a combination of the income approach based upon nine years of cash flow forecasts together with a residual cash flow and discount rates ranging from 15% to 17%, and the market approach, to assess the fair value of each reporting unit. Goodwill from acquisitions subsequent to the reorganization will be allocated to these reporting units based on the nature of the operations, technologies and products of the acquired company.

The Company completed its annual goodwill impairment review during the second quarter of fiscal year 2009, 2008 and 2007. The results of these reviews did not indicate an impairment. During the fourth quarter of fiscal 2009, economic conditions and a rebalancing in the Company's strategic product portfolio related to its Device Test reporting unit following the Company's annual planning process for fiscal 2010, led the Company to conclude that there were sufficient indicators to require the Company to perform an interim goodwill impairment analysis for that reporting unit. The results of the review indicated a full impairment of the goodwill associated with the Device Test reporting unit and consequently the Company recorded a goodwill impairment charge of $12.2 million to its All Other reportable segment in the last quarter of fiscal 2009. The impairment was determined by calculating the fair value of the Device Test reporting unit using the income approach, which assesses fair value based on future, discounted cash flows. The Company assumed a cash flow period of 9 years and a discount rate of 21%. The result of the analysis indicated that the fair value of this reporting unit was negative and therefore the entire goodwill balance associated with this reporting unit was fully impaired.

Prior to the Company's adoption of reorganization, goodwill was reported on a consolidated basis. Goodwill increased by $6.0 to $114.4 million at January 31, 2008 from $108.4 million at January 31, 2007. The increase during fiscal 2008 was due primarily to the purchase of the RTLinux business and, to a lesser extent, due to foreign currency translation adjustments.

Given the current macro economic environment and the uncertainties regarding the potential impact on the Company's business, if forecasted revenues, operating results and cash flows of certain reporting units are not achieved it is reasonably possible that an impairment review may be triggered for goodwill and long-lived assets during fiscal 2010. If a triggering event causes an impairment review to be required, or if it is determined during the Company's annual goodwill impairment review in the second quarter that its revenues, operating results and cash flows can not be achieved at forecasted levels, it is not possible to determine if an impairment charge would result or if such a charge would be material.

Other Intangibles

Other intangibles consist of the following (in thousands):

	January 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net
Developed and core technology and patents	$35,658	$(33,926)	$ 1,732
Assembled workforce	1,475	(427)	1,048
Customer relationships, contracts and agreements	25,202	(17,116)	8,086
Total	$62,335	$(51,469)	$10,866

	January 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net
Developed and core technology and patents	$35,349	$(32,664)	$ 2,685
Assembled workforce	1,528	(136)	1,392
Customer relationships, contracts and agreements	17,056	(16,172)	884
Total	$53,933	$(48,972)	$ 4,961

The increase of $5.9 million in purchased and other intangibles, net, during fiscal 2009 was related primarily to the purchase of the MIZI business. The increase was partially offset by translation adjustments of other intangibles denominated in foreign currencies and amortization and impairment of purchased and other intangibles during fiscal year 2009. Developed and core technology and patents are being amortized over a weighted average period of 3.8 years. Assembled workforce is being amortized over a period of 5.0 years, and customer relationships, contracts and agreements are being amortized over a weighted average period of 3.9 years.

During the fourth quarter of fiscal year 2009, the Company recorded a non-cash impairment charge of $48,000 related to the carrying value of its intangible assets associated with its Device Test business included within the All Other reportable segment. The entire $48,000 was included in amortization and impairment of purchased technologies. The impairment resulted from a decline in the projected future cash flows of the Device Test business as a result of consideration of current economic conditions and a rebalancing of the Company's strategic product portfolio related to its Device Test reporting unit, following the Company's annual planning process for fiscal 2010. As a result, the Company determined that the carrying value of these intangibles was not recoverable and, accordingly, the Company recorded an impairment charge to write-down these intangible assets to their fair value. Fair value was estimated using discounted future cash flows for the Device Test asset group.

During fiscal year 2008, the Company recorded a non-cash impairment charge of $2.8 million related to the carrying value of its intangible assets associated with the RTLinux business. Of this amount, $2.5 million was included in amortization and impairment of purchased technologies and the remaining $299,000 was included in amortization and impairment of other intangibles. The impairment resulted from a decline in the projected future cash flows of the RTLinux business as the Company changed the sales and marketing strategy for its RTLinux products. As a result of this triggering event, the Company determined that the carrying value of the RTLinux asset group, consisting primarily of intangible assets, was not recoverable and, accordingly, the Company recorded an impairment charge to write-down the asset group to fair value. Fair value was estimated using discounted future cash flows for the RTLinux asset group and was allocated amongst the assets on a pro rata basis using the relative carrying amounts of those assets on the impairment date.

The following is a summary of amortization and impairment of the Company's goodwill and purchased and other intangible assets for the periods presented (in thousands):

	Years Ended January 31,		
	2009	2008	2007
Purchased intangibles:			
Amortization-purchased intangibles	$ 2,101	$2,630	$1,154
Impairment-purchased intangibles	48	2,546	—
Amortization and impairment of purchased intangibles	2,149	5,176	1,154
Other intangibles:			
Amortization-other intangibles	1,117	564	298
Impairment-other intangibles	—	299	—
Impairment of goodwill	12,232	—	—
Amortization and impairment of goodwill and other intangibles	13,349	863	298
Total amortization and impairment of goodwill and purchased and other intangibles	$15,498	$6,039	$1,452

Amortization and impairment expense relating to purchased intangibles is included within cost of revenues in the accompanying consolidated statements of operations. Amortization and impairment expense for goodwill and other intangible assets is included within operating expenses in the accompanying consolidated statements of operations.

As of January 31, 2009, expected future amortization expense for these intangibles is as follows (in thousands):

Fiscal Year	Estimated Amortization Expense
2010	$ 4,587
2011	3,285
2012	2,222
2013	748
Thereafter	24
Total	$10,866

NOTE 3: CERTAIN BALANCE SHEET COMPONENTS

Cash Equivalents and Investments

Cash equivalents and investments primarily in marketable securities, which are classified as available-for-sale, are summarized below for the periods presented (in thousands):

	Purchase/ Amortized Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value	Classified on Balance Sheet as: Cash Equivalents	Short-term Investments	Long-term Investments
January 31, 2009:							
U.S. government and agency debt securities	$ 35,000	$ 797	$ (113)	$ 35,684	$ —	$ 2,692	$32,992
Corporate debt securities	28,476	165	(640)	28,001	—	9,555	18,446
Asset-backed and other securities (2)	23,881	314	(408)	23,787	—	726	23,061
Time deposits (3)	3,313	—	—	3,313	3,234	79	—
Money market accounts	61,927	—	—	61,927	59,164	2,763	—
Total	$152,597	$1,276	$(1,161)	$152,712	$62,398	$15,815	$74,499

	Purchase/ Amortized Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value	Classified on Balance Sheet as: Cash Equivalents	Short-term Investments	Long-term Investments
January 31, 2008:							
U.S. government and agency debt securities	$ 46,172	$ 969	$ (30)	$ 47,111	$ —	$ 2,853	$ 44,259
Corporate debt securities	38,905	495	(48)	39,352	—	19,293	20,059
Asset-backed and other securities (2)	55,479	888	(317)	56,050	—	500	55,549
Money market accounts	78,832	—	—	78,832	78,832	—	—
Total	$219,388	$2,352	$(395)	$221,345	$78,832	$22,646	$119,867

(1) Net of other-than-temporary impairment of investments.

(2) Asset-backed and other securities comprise of non-agency mortgage-backed securities, asset-backed securities and municipal bonds.

(3) There were no balances for time deposits as of January 31, 2008.

The following table summarizes the fair value and gross unrealized losses of Wind River's short-term and long-term available-for-sale investments, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position, as of January 31, 2009 (in thousands):

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government and agency debt securities	$34,286	$ (16)	$1,398	$ (97)	$35,684	$ (113)
Corporate debt securities	26,301	(426)	1,700	(214)	28,001	(640)
Asset-backed and other securities	22,687	(391)	1,100	(17)	23,787	(408)
Total	$83,274	$(833)	$4,198	$(328)	$87,472	$(1,161)

Wind River's investment portfolio consists of various marketable debt securities. The longer the duration of these securities, the more susceptible these securities are to general changes in market interest rates. Except as noted below, all unrealized gains and losses are due to changes in general market conditions including interest rates and bond yields. Wind River evaluates its investment securities for other-than-temporary impairments based on quantitative and qualitative factors, including credit rating declines, under-collateralization, the length of time and significance of the loss position and the Company's intent and ability to hold to maturity or forecasted recovery. During fiscal 2009 and 2008, the Company recorded other-than-temporary impairments of $1.4 million and $368,000, respectively, which were recorded as a component of other expense, net, on the consolidated statement of operations. See Note 4, "Financial Instruments", for further discussion.

The following table summarizes the net realized gains (losses) on the sales of investments for the periods presented (in thousands):

	Years Ended January 31,		
	2009	2008	2007
Realized gains	$ 952	$ 156	$ 85
Realized losses	(421)	(178)	(307)
Net realized gains (losses)	$ 531	$ (22)	$(222)

Realized losses and gains are recognized within other expense, net, in the period to which they relate unless the decline in value is deemed to be other-than-temporary, in which case securities are written down to fair value and the loss is also charged to other expense, net. For the purposes of determining gross realized gains and losses, the cost of securities is based upon specific identification.

Contractual maturities of short-and long-term debt securities, which are classified as available-for-sale, were as follows (in thousands):

	January 31, 2009
Due in 1 year or less	$12,973
Due in 1-2 years	16,031
Due in 2-5 years	15,285
Due in 5 years or more	43,183
Total marketable debt securities	$87,472

Accounts Receivable

Accounts receivable consist of the following (in thousands):

	January 31,	
	2009	2008
Billed receivables	$77,744	$77,702
Unbilled receivables	2,972	10,490
	80,716	88,192
Less allowances for doubtful accounts and sales returns	(2,159)	(2,512)
Accounts receivable, net of allowances	$78,557	$85,680

Unbilled receivables primarily consist of amounts recognized as revenue under fixed price contacts accounted for using the percentage of completion method and other amounts, which are expected to be billed within twelve months of the balance sheet date.

Property and Equipment

Property and equipment consist of the following (in thousands):

	January 31,	
	2009	2008
Land and buildings	$ 71,049	$ 71,049
Computer equipment and software	43,998	41,483
Furniture and equipment	13,221	12,924
Leasehold and building improvements	10,064	10,047
	138,332	135,503
Less accumulated depreciation and amortization	(59,507)	(57,522)
Property and equipment, net	$ 78,825	$ 77,981

Land and buildings as of January 31, 2009 and 2008 comprise costs associated with Wind River's headquarters facility in Alameda, California.

Depreciation expense related to property and equipment was $9.3 million for fiscal years 2009 and 2008 and $8.9 million for fiscal year 2007.

Accrued Compensation and Other

Accrued compensation includes $9.8 million and $9.1 million of accrued vacation and $8.5 million and $6.0 million of accrued bonus, as of January 31, 2009 and 2008, respectively. Other taxes payable were $4.2 million and $10.7 million as of January 31, 2009 and 2008, respectively.

Deferred Revenues

Deferred revenues consist of the following (in thousands):

	January 31, 2009	January 31, 2008
Current deferred revenues:		
Subscription	$ 67,739	$ 83,252
Maintenance and other	46,717	36,634
Total current deferred revenues	114,456	119,886
Long-term deferred revenues:		
Subscription	7,748	13,237
Maintenance and other	10,017	1,410
Total long-term deferred revenues	17,765	14,647
Total deferred revenues	$132,221	$134,533

NOTE 4: FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

During the first quarter of fiscal 2009, the Company adopted the provisions of SFAS 157. The Company measures its financial assets and liabilities, including cash equivalents, available-for-sale securities and derivative financial instruments, at fair value on a quarterly basis in accordance with SFAS 157. This standard establishes a fair value hierarchy that requires the Company to maximize its use of observable inputs and minimize the use of unobservable inputs in its fair value measurements. The classification of a financial asset or liability within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that SFAS 157 establishes for measuring fair value are as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means at the measurement date.

Level 3: Unobservable inputs that reflect the Company's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes the Company's fair value measurements by level as of January 31, 2009 for its financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents:				
Money market funds	$59,164	$ —	$ —	$ 59,164
Available-for-sale investments:				
U.S. government and agency debt securities	—	35,684	—	35,684
Corporate debt securities	—	28,001	—	28,001
Asset-backed and other securities	—	23,787	—	23,787
Time deposits	3,313	—	—	3,313
Other (The Reserve Funds)	—	—	2,763	2,763
Derivatives	—	3	—	3
Total	$62,477	$87,475	$2,763	$152,715
Liabilities:				
Derivatives	$ —	$ 1,049	$ —	$ 1,049

The Company measures its cash equivalents, time deposits, available-for-sale investment and foreign currency forward contracts (derivative instruments) at fair value, which does not materially differ from the carrying values of these instruments in the financial statements. Cash equivalents, time deposits and available-for-sale securities are classified within Level 1 or Level 2, with the exception of investment in the Reserve Primary Money Market Fund and the Reserve International Fund ("the Reserve Funds"). Level 1 and Level 2 financial instruments are classified as such because they are valued primarily using quoted prices in active markets for identical or similar assets or inputs other than quoted prices that are observable, and inputs that are not directly observable, but that are corroborated by observable market data. The Company's derivative instruments are classified as Level 2 as they are not actively traded and are valued using pricing models that use observable market inputs. Level 3 assets include the Company's investments in the Reserve Primary Money Market Fund and the Reserve International Fund (the "Reserve Funds") as discussed below.

The recent uncertainties in the credit market have affected the Company's investments in the Reserve Funds because the Reserve Funds held securities issued by Lehman Brothers, which filed for Chapter 11 bankruptcy protection on September 15, 2008. As a result, reliable Level 1 or Level 2 inputs are not available to value the Reserve Funds. In light of these events, the Company changed its fair value measurement of the Reserve Funds from Level 1 to Level 3 within the SFAS 157 three-tier fair value hierarchy. To determine the fair value for the investment in the Reserve Funds, the Company changed its valuation technique from market approach for its investment in the Reserve Funds to Level 3 analyses, under which the Reserve Funds are valued using unobservable inputs and management judgment due to the absence of comparable quoted market prices and inherent lack of liquidity for these funds. Based on the outcomes of these analyses, the Company concluded that the fair value of its investment in the Reserve Funds was lower than their carrying value and, as a result, recorded an other-than-temporary impairment charge for $273,000 in other expense, net, in the Consolidated Statements of Operations for the period ended January 31, 2009. Changes in market conditions could result in further adjustments to the fair value of these investments.

The following table provides a summary of changes in fair value of the Company's Level 3 financial assets as of January 31, 2009 (in thousands):

	Level 3
Balance as of February 1, 2008	$ —
Transfer from Level 1—The Reserve Funds	7,546
Distributions—The Reserve Funds	(4,510)
Other-than-temporary impairment recorded	(273)
Balance as of January 31, 2009	$ 2,763

As of January 31, 2009, the Company reclassified its investment in the Reserve Funds from cash and cash equivalents to short-term investments because it reasonably expects that it will be able to redeem this investment and have the proceeds available for use in its operations within the next twelve months. However, the Company does not expect that it will have to liquidate this investment in the next twelve months in order to meet its liquidity needs. Further, while the Company believes it has the right to the recovery of its investments in the Reserve Funds and expects that it will be able to redeem these investments within the next twelve months, the Company cannot predict with certainty when the Reserve Funds will disperse the Company's funds, or the amounts that the Company will ultimately receive.

Based on publicly available information, numerous pending or threatened claims and lawsuits have been asserted against the Reserve Primary Money Market Fund, however the outcomes of these claims and lawsuits are currently unknown. If there are adverse outcomes or developments, an incremental impairment of the Company's holdings in the Reserve Primary Money Market Fund may be required.

Total financial assets at fair value classified within Level 3 were less than 0.6% of total assets on the Company's consolidated balance sheet as of January 31, 2009.

Available-for-sale Investments

The Company invests its excess operating cash in various marketable investments, including U.S. government and agency debt securities, corporate debt securities and asset-backed and other debt securities. As of January 31, 2009, the Company classified all of its outstanding securities as available-for-sale. Such securities are recorded at fair value and unrealized holding gains and losses, net of the related tax effect, if any, are reported as a component of accumulated other comprehensive income (loss) on the consolidated balance sheet until realized. Realized gains and losses are determined based upon the specific identification method and are reflected as a component of other income (expense), net on the Company's consolidated statement of operations in the period of sale.

The Company regularly reviews its investments in unrealized loss positions for other-than-temporary impairments. This evaluation includes, but is not limited to, significant quantitative and qualitative assessments and estimates regarding credit ratings, collateralization, the length of time and significance of a security's loss position and the Company's intent and ability to hold a security to maturity or forecasted recovery. Unrealized losses on other-than-temporarily impaired securities are recognized in other income (expense), net on the consolidated statement of operations in the period that the Company determines that an other-than-temporary impairment has occurred.

During fiscal 2009, the Company determined that a corporate debt security and seven asset-backed and other securities within its portfolio were other-than-temporarily impaired due to a deterioration in the quality of collateralized support, an overall under-collateralization and a significant non-recoverable decline in fair value. As a result, the Company recorded an other-than-temporary impairment loss of $1.1 million related to these securities during fiscal year 2009. As of January 31, 2009, the Company determined that no other securities in its investment portfolio were other-than-temporarily impaired. The total recorded other than temporary impairment losses were $1.4 million during fiscal 2009.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage foreign currency exposures related to certain non-functional currency related inter-company and other balances. Transaction gains and losses on the Company's contracts and the change in fair value of its outstanding forward contracts are recognized each period in other expense, net. The notional amounts and fair values of the Company's outstanding foreign currency purchase and sell contracts were as follows at January 31, 2009 (in thousands):

	Notional Amount	Fair Value Gain (Loss)
Forward Contracts:		
Purchase	$49,988	$(1,240)
Sell	$25,715	$ 194

The Company's derivative financial instruments generally have maturities of thirty days or less and, as of January 31, 2009, there were no derivative financial instruments outstanding with maturities in excess of six months. The Company does not enter into derivative financial instruments for trading or speculative purposes.

NOTE 5: RESTRUCTURING AND OTHER CHARGES

Restructuring and Other Charges

Restructuring and other charges consist of costs associated with restructuring programs, impairment charges and litigation settlements and related remediation efforts.

Restructuring Charges

To better align its operations with its current business structure, the Company has implemented several restructuring plans. These restructuring plans have been based on certain assumptions regarding the optimal cost structure of the Company's business and its ability to support profitable growth in the future.

At the beginning of fiscal year 2009, the Company adopted a reorganization plan to better align its resources with its strategic business objectives and to support profitable growth in the future. As part of this plan, the Company eliminated approximately 82 positions, primarily in North America. As a result, the Company recognized restructuring charges of $2.7 million during fiscal year 2009 related to severance, medical and outplacement benefits for terminated employees. In addition, during fiscal year 2009, the Company recognized restructuring charges of $115,000 related to the revision of certain sublease income assumptions for a partially vacated facility in the United Kingdom. During fiscal 2009, the Company also recognized restructuring charges of $48,000 related to probable and estimable severance payments under statutory and other predefined severance benefit plans. These costs were incurred as a result of the Company's restructuring plan announced in February 2009. As part of the plan, approximately 38 employee positions were eliminated, including employees from the Device Test division, primarily in the first quarter of fiscal year 2010. See Note 14, "Subsequent Events," for further information.

During fiscal year 2008, the Company partially vacated a leased facility located in the United Kingdom. As a result, the Company recognized a total charge of $309,000, comprised of $266,000 related to future lease payments, net of estimated sublease income, and $43,000 related to other exit costs. During fiscal year 2008, the Company also recognized restructuring charges of $327,000 related to probable and estimable severance payments under statutory and other predefined severance benefit plans. These costs were incurred as a result of the Company's reorganization plan, which was announced in February 2008. No employee positions were eliminated during fiscal 2008.

During fiscal year 2007, the Company recorded net restructuring reversals of $198,000, which consisted of adjustments to original estimates for certain vacated facilities and employee termination and related costs in EMEA. Adjustments and payments in fiscal 2007 were related to our fiscal 2006 restructuring program and no new programs were initiated during the year. No employee positions were eliminated during fiscal 2007.

The following table summarizes Wind River's restructuring charges for the years ended, and restructuring liabilities, as of January 31, 2009, 2008 and 2007 (in thousands):

	Work Force Reduction	Consolidation of Excess Facilities	Other	Total
Restructuring liabilities as of January 31, 2006	$ 63	$ 402	$ 434	$ 899
Restructuring charges	—	—	103	103
Reversals	(17)	11	(295)	(301)
Cash payments	(46)	(82)	(242)	(370)
Translation adjustments	—	41	—	41
Restructuring liabilities as of January 31, 2007	—	372	—	372
Restructuring charges	327	309	—	636
Reversals	—	—	—	—
Cash payments	—	(135)	—	(135)
Translation adjustments	—	(38)	—	(38)
Restructuring liabilities as of January 31, 2008	327	508	—	835
Restructuring charges	2,810	115	46	2,971
Reversals	(96)	—	(2)	(98)
Cash payments	(2,988)	(255)	(44)	(3,287)
Translation adjustments	(5)	(105)	—	(110)
Restructuring liabilities as of January 31, 2009	$ 48	$ 263	$—	$ 311

The remaining restructuring liability as of January 31, 2009 is included as a component of accrued liabilities and other long-term liabilities on the accompanying consolidated balance sheet and is related to severance benefits and a lease obligation on a partially vacated facility. The Company expects to pay the remaining severance benefits in fiscal year 2010. The remaining lease obligation will be settled over the remaining lease term, which expires in fiscal year 2012.

Other Charges

During fiscal 2008, Wind River recorded an impairment charge of $333,000, in accordance with SFAS 144, in connection with leasehold improvements at a partially vacated facility in the United Kingdom. No other charges were recorded in fiscal 2009 and 2007.

NOTE 6: CONVERTIBLE SUBORDINATED NOTES

In December 2001, Wind River issued $150.0 million of 3.75% convertible subordinated notes maturing in December 2006, unless earlier redeemed or converted. The notes were unsecured and subordinate to all existing and future senior debt. Interest on the notes was payable in cash semi-annually in arrears on June 15 and December 15 of each year. The notes were convertible, at the option of the holder, into Wind River common stock at the then-current conversion price, initially $24.115 per share.

During fiscal 2007, the notes matured and Wind River settled the remaining $42.2 million balance using existing cash, cash equivalents and investment balances.

NOTE 7: PROVISION FOR INCOME TAXES

Income before income taxes is as follows (in thousands):

	Years Ended January 31,		
	2009	2008	2007
Domestic	$ 4,963	$331	$ (840)
Foreign	7,640	91	1,693
Total	$12,603	$422	$ 853

The provision for income taxes was composed as follows (in thousands):

	Years Ended January 31,		
	2009	2008	2007
Current provision (benefit)			
Federal	$ (322)	$ 475	$ 318
State	1,330	168	104
Foreign	958	2,739	1,831
	1,966	3,382	2,253
Deferred provision (benefit)			
Federal	(404)	1,120	687
State	(41)	38	21
Foreign	378	(1,760)	(2,681)
	(67)	(602)	(1,973)
Total	$1,899	$ 2,780	$ 280

The provision for income taxes differs from the amount computed using the statutory federal income tax rate as follows:

	Years Ended January 31,		
	2009	2008	2007
Expected rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	10.4	39.8	12.2
Foreign taxes	(17.5)	117.7	99.9
Reversal of previously accrued taxes	0.1	(10.7)	5.9
Losses not benefited (utilized)	(38.7)	218.4	(228.0)
Goodwill impairment	17.3	—	—
Non-deductible stock-based compensation	8.0	247.5	102.9
Non-deductible meals & entertainment	0.3	11.0	4.9
Other	0.2	0.1	—
Total	15.1%	658.8%	32.8%

Deferred tax assets and liabilities are recognized for the temporary differences between the tax basis and reported amount of assets and liabilities, tax losses, and credit carry forwards. Their significant components are as follows (in thousands):

	January 31, 2009	January 31, 2008
Deferred tax assets:		
Depreciation and amortization	$ 721	$ 1,947
Net operating losses and tax credit carry-forwards	8,227	18,863
Research and development tax credits	30,823	30,936
Employee benefit accruals	4,301	3,192
Accounts receivable reserves	1,415	1,442
Accrued expenses and other	3,038	2,314
Purchased technology	4,099	6,330
Deferred revenues	4,560	6,467
Stock options	15,458	12,039
Gross deferred tax assets	72,642	83,530
Less valuation allowance	(59,428)	(65,432)
Total deferred tax assets, net of valuation allowance	13,214	18,098
Deferred tax liabilities:		
Purchased technology	3,673	4,246
Prepaid expenses and other	2,996	3,949
Total deferred tax liabilities	6,669	8,195
Net deferred tax assets	$ 6,545	$ 9,903

As of January 31, 2009, the net operating loss carryforwards for federal and California state income tax purposes were approximately $41.1 million and $24.9 million, respectively, which begin to expire in 2023 and 2015, respectively. As of January 31, 2009, Wind River had federal, state, and Canadian tax credit carryforwards of approximately $17.2 million, $16.2 million, and $4.1 million, respectively, available to offset future taxable income. The federal credit carry-forwards will begin to expire in 2012, California tax credits will carry forward indefinitely, and the Canadian tax credits begin to expire in 2015. As of January 31, 2009, there are approximately $1.4 million of federal AMT tax credits, which have an indefinite carryforward period. In addition, as of January 31, 2009, there are approximately $4.6 million of foreign tax credits, which begin to expire in 2018.

Utilization of the Company's net operating loss and tax credits carryforward may be subject to annual limitations if an ownership change had occurred pursuant to the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of net operating loss and tax credit carryforwards before utilization.

SFAS 123R prohibits recognition of a deferred income tax asset for an excess tax benefit that has not been realized through a reduction in income taxes payable. The gross amount of excess tax benefits excluded at January 31, 2009 is $18.8 million. If and when such excess tax benefits are ultimately realized, additional paid in capital will be increased by $18.8 million.

Deferred income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), and are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for recognition of deferred tax assets if the realization of such assets is more likely than not to occur. With the exception of the U.S. jurisdiction, we have determined that it is more likely than not that our deferred taxes will be realized. Accordingly, we have recorded a net deferred tax asset of $6.5 million and $9.9 million, related to our international jurisdictions and a full valuation allowance against the remainder of our deferred tax assets at January 31, 2009 and 2008, respectively. The valuation allowance at January 31, 2009 is $59.4 million and relates to deferred tax assets held in the United States.

Should we determine that it is more likely than not that our U.S deferred tax assets will be realized, we will adjust the related valuation allowance and recognize a material increase to income in the period that such determination is made. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. While we have experienced an increase in profitability during the year ended January 31, 2009 compared to the prior year, the significant uncertainty in the current economic climate, including our ability to continue to maintain or grow our term license revenues, makes it difficult to objectively verify the impact on our future profitability. Accordingly, considering this and other evidence, we have determined that it is more likely than not that our U.S. deferred tax assets will not be realized at this time. We will continue to evaluate the ability to realize, by jurisdiction, our deferred tax assets and related valuation allowances on a quarterly basis. If the current economic environment does not have a significant negative impact on our future profitability, it is at least reasonably possible that a material adjustment to the valuation allowance may occur within the near term.

The valuation allowance decreased approximately $6.0 million, increased approximately $7.9 million and decreased approximately $23.0 million during the years ended January 31, 2009, 2008 and 2007, respectively. The valuation allowance as of January 31, 2007 was $57.6 million. The fiscal year 2009 change in the valuation allowance is related primarily to the utilization of US net operating losses and expiration of certain Japanese net operating losses. The fiscal year 2008 valuation allowance increase is mainly attributable to an increase in stock-based compensation not currently deductible, partially offset by net operating loss utilization. The fiscal year 2007 valuation allowance decrease is mainly attributable to the adoption of SFAS 123R, whereby net operating loss deferred tax assets generated by stock option deductions are not recognized until income taxes payable is reduced.

The Company has not provided for income taxes on approximately $14.0 million of its undistributed earnings for certain foreign subsidiaries because these earnings are intended to be permanently reinvested in operations outside the U.S.

The Company adopted the provisions of FIN 48 on February 1, 2007, which did not result in a material adjustment to accumulated deficit. The amount of unrecognized tax benefits increased by $1.3 million to $17.7 million for the year ended January 31, 2009, primarily related to tax credits and foreign currency exchange adjustments. A reconciliation of the beginning and ending amount of unrecognized tax benefits in fiscal years 2008 and 2009 is as follows (in thousands):

	2009	2008
Unrecognized tax benefits balance at February 1	$16,391	$15,114
Increase related to prior year tax positions	235	571
Decrease related to prior year tax positions	(81)	(863)
Increase related to current year tax positions	480	1,119
Settlements	—	—
Lapse in statutes of limitations	—	(107)
Foreign currency exchange adjustments	647	557
Unrecognized tax benefits balance at January 31	$17,672	$16,391

As of January 31, 2009, $5.4 million of our unrecognized tax benefits including the effect of the valuation allowance on deferred tax assets, if recognized, would impact the annual effective tax rate in future periods.

The Company believes that it is reasonably possible that a decrease of up to $79,000 in unrecognized tax benefits could be recorded in fiscal 2010 as a result of the expiration of statutes of limitation in certain jurisdictions, which would allow the Company to meet the recognition and measurement requirements with respect to those tax benefits.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within provision for income taxes on the consolidated statement of operations. During fiscal year 2009, 2008 and 2007 the Company recognized interest and penalties of $57,000, $16,000 and $90,000, respectively. As of January 31, 2009 and 2008, the Company had $187,000 and $113,000, respectively, of interest accrued as a component of other long-term liabilities, associated with unrecognized tax benefits.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The material jurisdictions that are subject to examination by tax authorities for tax years after fiscal year 2003 primarily include the U.S., the State of California, Canada, Germany, France and Japan. In addition, tax attribute carryforwards in years prior to fiscal year 2003 may also be subject to examination until they are fully utilized. The Company currently has an ongoing California income tax examination for fiscal years 2006 and 2007. During the fourth quarter of fiscal year 2009, the Company received notification that the calendar year 2005 through fiscal 2008 French tax returns were selected for examination. Subsequent to fiscal year 2009, the U.S. federal income tax examination for fiscal year 2005 closed with the Company receiving a "no change letter."

The Company believes all uncertain tax positions have been sufficiently provided for in connection with the U.S. federal, California and French periods under examination and any other open tax year. A German tax examination was concluded in the fourth quarter of fiscal 2009 and no material adjustments were made in connection with the examination. The Company is not under examination in any other income tax jurisdiction at the present time.

NOTE 8: NET INCOME (LOSS) PER SHARE COMPUTATION

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. For purposes of computing basic net income (loss) per share, the weighted-average number of outstanding shares of common stock excludes unvested restricted stock awards. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period and all dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of convertible subordinated notes (using the if-converted method), unvested restricted stock awards, outstanding options and shares issuable under the Company's employee stock purchase plan, using the treasury stock method.

In accordance with the SFAS No. 128, *Earnings Per Share,* the calculation of shares used in basic and diluted net income (loss) per share computation is presented below (in thousands, except per share amounts):

	Years Ended January 31,		
	2009	2008	2007
Numerator:			
Net income (loss)	$10,704	$(2,358)	$ 573
Denominator:			
Weighted average common shares outstanding—basic	79,077	86,483	85,409
Effect of dilutive potential common shares	751	—	1,316
Weighted average common shares outstanding—diluted	79,828	86,483	86,725
Net income (loss) per share			
Basic	$ 0.14	$ (0.03)	$ 0.01
Diluted	$ 0.13	$ (0.03)	$ 0.01

The effect of the assumed conversion of the 3.75% convertible subordinated notes for 1.7 million shares in fiscal 2007 is anti-dilutive, and is therefore excluded from the above computation. The above computation also excludes all anti-dilutive outstanding options, restricted stock awards and shares issuable under the Company's employee stock purchase plan, which amounted to approximately 10.5 million and 11.9 million shares for the fiscal 2009 and 2007, respectively. Since Wind River had a net loss for fiscal 2008, there is no difference between basic and diluted net loss per share. If the Company had recorded net income for fiscal 2008, it would have included in the computation dilutive potential common shares totaling approximately 985,000 shares, exclusive of anti-dilutive potential common shares, which amounted to approximately 10.4 million shares.

NOTE 9: COMMON STOCK

Common Stock

In October 1999, Wind River's Board of Directors adopted a share purchase rights plan declaring a dividend of one preferred share purchase right for each share of Wind River's common stock outstanding on November 15, 1999. Each right entitles the holder to purchase 1/100th of a share of Series A Junior Participating Preferred Stock, par value $.001 per share, at a price of $160.00 per 1/100th of a preferred share, subject to certain adjustments. The rights will not be distributed until the earlier of the date of a public announcement that a person or a group have acquired beneficial ownership of 15% or more (or with respect to a certain entity and its affiliates, 20% or more) of the outstanding common stock ("Acquiring Person"), or 10 business days following the commencement of, or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in any person or entity becoming an Acquiring Person. There are 1,250,000 shares designated for this plan. The rights will expire on October 22, 2009, unless earlier redeemed or exchanged by Wind River.

In June 2002, the Board of Directors authorized a stock repurchase program (the "2002 Repurchase Plan") to enable Wind River to acquire up to $30.0 million of outstanding common stock. From the inception of the plan in fiscal 2003 through fiscal 2007, the Company repurchased 2.8 million shares at an aggregate purchase price of $23.9 million with the repurchased shares being recorded as treasury stock on a last-in, first-out basis. During fiscal 2008, the Company repurchased 652,000 shares of common stock for a total cost of $6.5 million and an average price of $10.03 per share. As a result of these repurchases, the Company completed the 2002 Repurchase Plan in the first quarter of fiscal 2008.

In June 2007, the Board of Directors authorized another stock repurchase program to enable Wind River to acquire up to an aggregate of $50.0 million of its outstanding common stock in the open market or through negotiated transactions. Wind River may repurchase shares from time to time at management's discretion in accordance with applicable securities laws. The Company completed this repurchase program during the first quarter of fiscal year 2009.

In April and June 2008, the Board approved additional stock repurchase programs that authorized the Company to repurchase up to an aggregate $100.0 million of outstanding common stock. During fiscal year 2009, the Company repurchased 13.0 million shares for a total cost of $105.3 million or an average of $8.12 per share, respectively, inclusive of broker commissions. Repurchases under the Board approved plans are exclusive of shares repurchased from employees to satisfy tax withholding obligations upon the vesting of restricted stock units. As of January 31, 2009, approximately $45.0 million remained available for repurchases under the Company's stock repurchase programs.

The Board of Directors and the Company's stockholders have authorized the allocation of up to 300,000 shares of common stock from treasury stock each year for replenishment of the Company's 1993 Employee Stock Purchase Plan ("ESPP"). For fiscal 2009 and in each prior year commencing in fiscal year 2004, the allocation program has provided 300,000 shares for issuance to employees under the ESPP.

As of January 31, 2009, Wind River had reserved 24.2 million shares of common stock available for future issuance under its stock compensation plans, including 16.4 million shares related to outstanding stock options and restricted stock units.

Restricted Stock

In connection with the acquisition of Interpeak in March 2006, Wind River issued 192,367 restricted shares of Wind River common stock to certain founders of Interpeak. In March 2007, the contractual restrictions imposed on the shares lapsed in accordance with their terms. However, the shares remain subject to certain restrictions under applicable securities laws. The total fair value of the restricted stock issued was $2.4 million and was recorded as stock-based compensation expense over the restriction period as services were provided.

NOTE 10: STOCK-BASED COMPENSATION PLANS

Equity Incentive Plans

Prior to fiscal 2007, Wind River had four main equity incentive plans: the 1987 Equity Incentive Plan, the 1998 Equity Incentive Plan, the 1998 Non-Officer Stock Option Plan and 1995 Non-Employee Directors' Stock Option Plan (together, the "Predecessor Plans").

In June 2007, the Company's stockholders approved the amended and restated Wind River Systems, Inc. 2005 Equity Incentive Plan (the "2005 Equity Plan"), which had been originally approved by the Company's Board of Directors ("BOD") and stockholders in 2005. The 2005 Equity Plan provides for the award of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and deferred stock units to eligible employees, including consultants and directors, as well as automatic stock option grants to non-employee directors. Subject to the terms of the 2005 Equity Plan, the plan administrator has the authority to select the employees, consultants, and directors who will receive the equity awards, determine the terms and conditions of the awards (for example, the exercise price and vesting schedule), and interpret the provisions of the 2005 Equity Plan and outstanding awards. Generally, Wind River's practice is to grant all options with exercise prices of at least 100% of the fair market value on the date of grant and a term of 7 years. Options generally became exercisable as to 25% of the option shares one year from the date of grant and then ratably over the following 36 months (1/48th per month). Restricted stock units generally vest 25% per year over a four-year period. The 2005 Equity Plan replaces the Predecessor Plans and no further awards will be granted under those plans. The 2005 Equity Plan provides for the issuance of a maximum of approximately 15.2 million shares of which approximately 5.1 million shares were available for grant as of January 31, 2009.

Employee Stock Purchase Plan

In June 2007, Company's BOD and stockholders approved the amended and restated Wind River Systems, Inc. 1993 Employee Stock Purchase Plan, (the "Purchase Plan") under which 7.8 million shares of common stock have been reserved for issuance. The Purchase Plan also provides for an automatic annual increase of up to 300,000 shares for a period of five years commencing in fiscal year 2009, provided that such shares consist of Company common stock repurchased on the open market. Eligible employees may purchase a limited number of shares of Wind River common stock at a discount of up to 15% of the fair market value at the lower of certain plan-defined dates. In fiscal year 2009, 2008 and 2007, Wind River issued 539,000 shares, 491,000 shares, and 259,000 shares, respectively, under the Purchase Plan. As of January 31, 2009, approximately 2.6 million shares were available for issuance under the Purchase Plan.

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense as follows for fiscal years 2009, 2008 and 2007 (in thousands):

	Years Ended January 31,		
	2009	2008	2007
Cost of revenues	$ 2,373	$ 2,491	$ 2,322
Selling and marketing expenses	5,478	6,095	5,648
Product development and engineering expenses (1)	3,402	4,236	5,405
General and administrative expenses	5,218	8,475	9,122
Total stock-based compensation expense	16,471	21,297	22,497
Income tax benefit (2)	(67)	(56)	(58)
Total stock-based compensation, net of tax	$16,404	$21,241	$22,439

(1) Includes stock-based compensation expense of $309,000 and $2.1 million for fiscal year 2008 and 2007, respectively, related to restricted stock issued in connection with the Interpeak acquisition.

(2) The Company recognized income tax benefits in a certain international jurisdiction and no tax benefits elsewhere, due primarily to the full valuation allowance established against the Company's domestic deferred tax assets.

Valuation Assumptions

Wind River uses the Black-Scholes option pricing model to determine the fair value of stock options consistent with the provisions of SFAS 123R. The fair value of each option grant is estimated on the date of grant and is affected by the Company's stock price and a number of highly complex and subjective variables including, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise and cancellation behaviors.

The Company used the following valuation assumptions to estimate the fair value of options granted during fiscal years 2009, 2008 and 2007:

	Years Ended January 31,		
	2009	2008	2007
Risk-free interest rate	1.22% – 3.51%	3.45% – 5.08%	4.59% – 5.21%
Expected life (in years)	3.8 – 5.4	3.8 – 5.3	3.6 – 7.0
Expected volatility	42.9% – 57.4%	36.3% – 47.7%	46.8% – 56.9%
Dividend yield	0%	0%	0%

The computation of expected volatility is based on a combination of historical and market-based implied volatility from traded options on Wind River common stock over the expected term. The Company believes that using a combination of historical and market-based implied volatility from traded options on Wind River common stock is a better indicator of expected volatility and future stock price trends than relying solely on historical volatility. The computation of expected lives was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The range provided results from the behavior patterns of separate groups of employees that have similar historical experience. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average fair value of stock option awards granted during fiscal years 2009, 2008 and 2007 was $3.07, $3.75 and $5.00, respectively.

The fair value of employees' stock purchase rights under Wind River's ESPP was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal years 2009, 2008 and 2007:

	Years Ended January 31,		
	2009	2008	2007
Risk-free interest rate	1.23%	4.37%	5.27%
Expected life (in years)	0.5	0.4	0.5
Expected volatility	58.2%	34.3%	38.7%
Dividend yield	0%	0%	0%

The weighted-average fair value of common stock purchase rights granted under the ESPP during fiscal years 2009, 2008 and 2007 was $3.08, $2.33 and $2.37, respectively.

Stock Option Activity

The following table summarizes the option activity under the Company's equity incentive plans for fiscal 2009 (in thousands, except exercise prices and contractual terms):

	Options Outstanding			
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at January 31, 2008	15,340	$11.02		
Granted	1,352	7.89		
Exercised	(1,001)	7.52		
Cancelled	(854)	12.51		
Balance at January 31, 2009	14,837	$10.86	4.34	$2,055
Vested and expected to vest at January 31, 2009	14,033	$10.94	4.29	$1,890
Options exercisable at January 31, 2009	11,126	$11.20	3.99	$1,345

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the 1.5 million options with exercise prices below the fair market value of the Company's stock as of January 31, 2009. During the fiscal year 2009, 2008 and 2007 the aggregate intrinsic value of options exercised under the Company's stock option plans was $3.0 million, $7.6 million and $2.2 million, respectively, determined as of the date of option exercise. The Company settles employee stock option exercises with newly issued common shares. As of January 31, 2009, there was approximately $11.8 million of unrecognized compensation cost related to unvested stock options granted under Wind River's equity incentive plans. That cost is expected to be recognized over a weighted-average period of approximately 1.8 years.

Restricted Stock Unit Activity

During fiscal year 2008, the Company commenced the granting of restricted stock units. The following table summarizes the restricted stock unit activity under the Company's equity incentive plans for fiscal 2009 (in thousands, except fair values):

	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 31, 2008	592	$10.14
Granted	1,240	7.40
Vested	(142)	10.14
Cancelled	(95)	8.58
Outstanding at January 31, 2009	1,595	$ 8.10

As of January 31, 2009, the Company issued approximately 142,000 shares related to restricted stock units that vested during the period. At the election of employees, a majority of these vested restricted stock units were settled on a net share basis. As a result, the Company repurchased 47,058 shares of common stock from employees for a total cost of $381,000 in order to meet employee minimum statutory withholding obligations for applicable income and other employment taxes. These repurchases were recorded as treasury stock on the consolidated balance sheet and are included within financing activities on the consolidated statement of cash flows.

As of January 31, 2009, there was approximately $7.9 million in unrecognized stock-based compensation cost related to unvested restricted stock units. That cost is expected to be recognized over a weighted average period of approximately 2.9 years.

NOTE 11: OTHER EMPLOYEE BENEFITS

Wind River sponsors a 401(k) Plan, which covers substantially all of Wind River's full time domestic employees. Under Wind River's 401(k) Plan, Wind River makes an employer matching contribution equal to 50% of an employee's salary contributions up to a total of 6% of that employee's compensation. These matching contributions are made in the form of Wind River common stock and vest at a rate of 25 percent per year of employment. An independent third party administers the 401(k) Plan.

During the years ended January 31, 2009, 2008 and 2007, Wind River contributed common stock with a fair value of approximately $2.3 million, $2.1 million, and $1.8 million, respectively, to the 401(k) Plan.

NOTE 12: COMMITMENTS AND CONTINGENCIES

Operating Leases

Wind River leases certain property consisting of subsidiary headquarters, customer-training facilities, sales facilities, office equipment and automobiles that expire at various dates through December 2014, some of which contain renewal and escalation clauses. Future minimum rental payments under non-cancelable operating leases with remaining terms greater than one year subsequent to January 31, 2009, are as follows (in thousands):

Fiscal Year	Operating Lease Commitments
2010	$ 5,683
2011	4,109
2012	1,692
2013	7
2014	5
Thereafter	—
Total	$11,496

Total rent expense during the years ended January 31, 2009, 2008 and 2007 was $9.4 million, $8.5 million and $7.2 million, respectively.

Litigation

As summarized more fully below, from time to time, we may be subject to a variety of claims or lawsuits or be involved in a variety of investigations or proceedings, including claims relating to alleged infringement of patents or other intellectual property rights, contractual disputes, employee claims and other claims that arise in the ordinary course of our business. Wind River believes that the outcome of its outstanding legal proceedings, claims and litigation will not have a material adverse effect on its business, results of operations, cash flows or financial condition. However, such matters involve complex questions of fact and law and could involve significant costs and the diversion of resources to defend. Additionally, the results of litigation are inherently uncertain, and an adverse outcome is at least reasonably possible.

RED.Com, Inc. Litigation

On November 14, 2008, RED.Com, Inc. (doing business as RED Digital Camera) ("RED") filed a complaint against the Company in the Superior Court of the State of California, Santa Clara County. The complaint asserts causes of action against the Company for fraud in the inducement, breach of contract and negligent representation in connection with a services agreement entered into between the Company and RED in January 2006, pursuant to which the Company performed certain design services related to RED's RED ONE digital cinema camera. RED's complaint seeks compensatory damages in an amount to be proven at trial, as well as punitive damages and attorneys' fees and costs. On January 2, 2009, the Company filed an answer to RED's complaint. The Company believes that RED's complaint is without merit and intends to defend this matter vigorously. On January 2, 2009, the Company filed a cross-complaint against RED asserting causes of action for (i) breach of contract in connection with RED's failure to pay outstanding invoices and (ii) for breach of contract and conversion/trespass to chattels in connection with RED's unauthorized distribution of our VxWorks operating system to end users. Discovery has commenced. A trial date has not been set.

Derivative Litigation

Between September 8, 2006 and November 15, 2006, three separate stockholder derivative complaints were filed in the Superior Court of the State of California, Alameda County, against various officers and directors of the Company and naming the Company as a nominal defendant. On December 20, 2006, the Court consolidated these actions and appointed co-lead counsel. On February 21, 2007, co-lead counsel filed a consolidated and amended complaint (Case Number RG06288009) that asserts causes of action for accounting; breach of fiduciary duty; restitution/unjust enrichment; rescission; and violation of California Corporations Code § 25402. On February 9, 2007, a fourth, substantially identical purported shareholder derivative complaint entitled *Castronovo v. Berger, et al.* (Case Number RG07310636) was filed in the Superior Court of the State of California, Alameda County. The Company filed demurrers to the complaints in the consolidated actions and the complaint in the *Castronovo* action. On July 17, 2007, subsequent to the filing of those demurrers, the Court approved a stipulation of the parties consolidating the Castronovo action with the three previously filed actions, thereby obviating any ruling on the Company's demurrer to the complaint in the Castronovo action.

On April 2, 2008, the parties executed a Stipulation of Settlement incorporating the terms of a settlement. The settlement involved certain corporate governance changes and a payment of $750,000 by the Company to plaintiffs' counsel for attorneys' fees and expenses. On August 1, 2008, the Court entered an order approving the settlement, awarding $750,000 to plaintiffs' counsel for their attorneys' fees and expenses and dismissing the litigation with prejudice. There were no objections to the settlement and the deadline for any appeal of the settlement has expired. The Company accrued the $750,000 fee award during fiscal year 2008 and the award was paid during the third quarter of fiscal year 2009.

Guarantees

In the normal course of business, Wind River may agree to indemnify its customers against legal claims that Wind River's software products infringe certain third-party intellectual property rights. In the event of such a claim, Wind River is generally obligated to defend its customer against the claim and to either settle the claim at Wind River's expense or pay damages that the customer is legally required to pay to the third-party claimant. In addition, in the event of an infringement, Wind River may agree to refund the cost of the software. To date, Wind River has not been required to make any payment resulting from infringement claims asserted against our customers. Wind River may also agree to indemnify customers against legal claims that open-source software, which is included in certain Wind River products, infringes upon certain third-party intellectual property rights. These guarantees are recorded at their fair value; however, to date the value of these guarantees has not been significant. Some agreements may not limit the time within which an indemnification claim can be made. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by Wind River, if any, under these agreements have not had a material impact on Wind River's consolidated results of operations, cash flows, or financial position.

Additionally, Wind River generally warrants that, for a period of 90 days from the date of delivery, the media on which its software is furnished is free from defects under normal use. Additionally, in some instances, Wind River has warranted that its software products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the licensed products to the customer for the life of the product. Wind River also warrants that its professional services will be performed consistent with generally accepted industry standards through completion of the agreed upon services. Wind River has never incurred significant expense under its product warranties and, thus, no liabilities have been recorded for these agreements.

Other guarantees include promises to indemnify, defend and hold harmless each of Wind River's executive officers and non-employee directors from and against losses, damages and costs incurred by each such individual in administrative, legal or investigative proceedings arising from alleged wrongdoing by the individual while acting in good faith within the scope of his or her job duties on behalf of Wind River. Historically, minimal costs have been incurred relating to such indemnifications and, as such, no accruals have been recorded for these guarantees.

NOTE 13: SEGMENT AND GEOGRAPHIC INFORMATION

SFAS 131 requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. The Company historically managed its operations as one industry segment, technology for device operating systems, and operated as one segment under SFAS 131. At the beginning of fiscal year 2009, the Company adopted a reorganization plan to better align its resources with its strategic business objectives. As part of this plan, the Company reorganized its operations into four product divisions: VxWorks, Linux, Tools and Common Technologies and Device Management. In addition, the Company records revenues and expenses from non-core products and design services separate from these four product divisions. As a result of this reorganization, the Company has commenced reporting its results of operations for each of the following reportable segments:

- *VxWorks.* This segment reports the results of operations of our VxWorks product division, which develops, markets and sells our proprietary VxWorks real-time operating system and related products and services.
- *Linux.* This segment reports the results of operations of our Linux product division, which develops, markets and sells our open-source-based, commercial-grade Linux operating systems and related products and services.
- *Non-Core Products and Design Services.* Due to the current revenue and income contributions of these products and services, we are reporting separately in this segment our results of operations of our pSOS real-time operating system, which was acquired from Integrated Systems, Inc. in fiscal 2001, certain other non-core products and turn-key product design services.
- *All Other.* This segment reports the results of operations of non-platform sales of our Tools product division and our Device Test product division on a combined basis.

The Company's chief operating decision maker ("CODM"), defined as the Company's chief financial officer and chief executive officer, reviews financial information presented on an operating segment basis for purposes of making operating decisions and in assessing financial performance. In its evaluations of the segments, the CODM uses internal management reporting that provides segment revenues and operating income, excluding stock-based compensation expense, amortization and impairment of goodwill and purchased and other intangibles, certain corporate marketing expenses, general and administrative expenses and restructuring and other charges. The CODM believes that segment operating income excluding these expenses is an appropriate measure for evaluating the operational performance of the Company's segments. However, this measure should be considered in addition to, not as a substitute for, or superior to, income (loss) from operations or other measures of financial performance prepared in accordance with U.S. GAAP. The CODM does not review asset information on an operating segment basis.

The accounting policies of the Company's reportable segments are the same as those described in Note 1, "The Company and Summary of Significant Accounting Polices." Except for goodwill and purchased intangible assets, the Company does not generally track assets by reportable segment and consequently, the Company does not disclose total assets by reportable segments. See Note 2, "Acquisitions, Goodwill and Purchased Intangibles" for goodwill by reportable segment.

The Company has recast its segment disclosures for periods prior to fiscal 2009 to present these new reportable segments. The following table presents summarized financial results by segment (in thousands):

	Years Ended January 31,		
	2009	2008	2007
Revenues by segment, net:			
VxWorks	$260,537	$242,639	$217,885
Linux	45,428	30,865	11,192
Non-Core Products and Design Services	27,561	29,550	29,128
All Other	26,138	25,577	27,093
Total revenues, net	$359,664	$328,631	$285,298
Segment income (loss) from operations:			
VxWorks	$101,231	$ 70,199	$ 72,206
Linux	(18,988)	(5,638)	(10,628)
Non-Core Products and Design Services	10,012	8,820	4,336
All Other	(8,805)	(8,649)	(2,168)
Corporate unallocated expenses:			
Stock-based compensation	(11,253)	(12,822)	(13,375)
Amortization and impairment of goodwill and purchased and other intangibles	(15,498)	(6,039)	(1,452)
Corporate marketing	(13,702)	(14,906)	(14,598)
General and administrative (including stock-based compensation)	(33,431)	(37,959)	(39,896)
Restructuring and other charges	(2,873)	(969)	198
Income (loss) from operations	$ 6,693	$ (7,963)	$ (5,377)

Wind River markets its products and related services to customers in four geographic regions: North America (the United States and Canada), EMEA (Europe, the Middle East, and Africa), Japan and Asia Pacific. Internationally, Wind River markets its products and services primarily through its subsidiaries and various distributors. Revenues are generally attributed to geographic areas based on the country in which the customer is domiciled.

Revenue information by region is presented below (in thousands):

	Years Ended January 31,		
	2009	2008	2007
North America (1)	$186,407	$179,070	$156,521
EMEA	91,739	77,365	65,933
Japan	45,741	42,398	36,043
Asia Pacific	35,777	29,798	26,801
Total	$359,664	$328,631	$285,298

(1) Represents revenue generated primarily in the United States.

Revenue information on a product, subscription and services basis is presented below (in thousands):

	Years Ended January 31,		
	2009	2008	2007
Perpetual license revenues	$ 63,861	$ 36,156	$ 37,669
Production license revenues	73,970	81,055	77,436
Subscription revenues	127,833	122,878	99,360
Maintenance revenues	34,812	32,832	31,066
Other service revenues	59,188	55,710	39,767
Total	$359,664	$328,631	$285,298

No single customer accounted for more than 10% of Wind River's total revenues in fiscal years 2009, 2008 or 2007.

The distribution of long-lived assets, net of depreciation and amortization, by geographic location is as follows (in thousands):

	January 31,	
	2009	2008
North America (1)	$76,510	$76,765
EMEA	3,481	4,683
Japan	2,631	2,390
Asia Pacific	3,029	1,105
Total	$85,651	$84,943

(1) Long-lived assets are primarily located in the United States.

NOTE 14: SUBSEQUENT EVENTS

In February 2009, the Company acquired all of the outstanding shares of Tilcon Software Limited ("Tilcon"), a privately held company based in Ottawa, Canada that focuses on providing embedded graphics solutions, for approximately $3.5 million in cash consideration. In addition, in connection with this acquisition, the Company agreed to pay potential retention and performance bonuses of up to an aggregate of $1.0 million. With this acquisition, the Company acquired proprietary embedded graphical user interfaces that will enhance the value of our VxWorks and Wind River Linux software platforms across multiple device types and target. The acquisition will be recorded under the Company's VxWorks reportable segment and accounted for under Financial Accounting Standards Board ("FASB") Statement No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"), which replaces SFAS 141.

In February 2009, the Company implemented a restructuring plan to better align its resources with its strategic business objectives and to support profitable growth in the future. As part of this plan, approximately 38 employee positions were eliminated, including employees from the Device Test division, primarily in the first quarter of fiscal 2010. The Company expects to incur total restructuring and other charges ranging from $1.0 million to $1.2 million in connection with this restructuring plan. Substantially all of the charges will relate to cash-based severance costs. The Company recognized $48,000 of these costs during the fourth quarter of fiscal 2009 related to statutory and other predefined severance benefit plans for employees that management committed to a plan to terminate prior to the end of fiscal 2009. The Company expects to incur a substantial majority of the remaining charges during the first quarter of fiscal 2010 and anticipates annual cost savings of approximately $3.5 million to $4.5 million in connection with this restructuring plan. In addition, the Company has taken other cost saving actions in fiscal 2010 such as reducing employee benefits and compensation costs for existing employees.

Form 10-K

SUPPLEMENTARY FINANCIAL INFORMATION
UNAUDITED QUARTERLY RESULTS OF OPERATIONS

We believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance. Our revenues and results of operations have been subject to significant fluctuations, particularly on a quarterly basis, and our revenues and results of operations could fluctuate significantly quarter-to-quarter and year-to-year. Significant quarterly fluctuations in revenues will cause significant fluctuations in our cash flows and the cash and cash equivalents, accounts receivable and deferred revenue accounts on our consolidated balance sheet. Causes of such fluctuations may include: the number and timing of orders we receive, including disproportionately higher receipt and shipment of orders in the last month of the quarter; changes in the length of our products' sales cycles, which increase as our customers' purchase decisions become more strategic and are made at higher management levels; the success of our customers' products from which we derive our royalty revenue; the mix of our revenues as between sales of perpetual and term license, subscription and lower-margin sales of services; our ability to control our operating expenses; our ability to continue to develop, introduce and ship competitive new products and product enhancements quickly; possible deferrals of orders by customers in anticipation of new product introductions; announcements, product introductions and price reductions by our competitors; our ability to manage costs for fixed-price consulting agreements; seasonal product purchases by our customers; changes in business cycles that affect the markets in which we sell our products; economic conditions in the United States and international markets; foreign currency exchange rates; and the occurrence of unexpected events.

A summary of our quarterly results for the fiscal years ended January 31, 2009 and 2008 is as follows:

	Quarter Ended							
	Jan. 31, 2009	Oct. 31, 2008	July. 31, 2008	Apr. 30, 2008	Jan. 31, 2008	Oct. 31, 2007	July. 31, 2007	Apr. 30, 2007
	(In thousands, except per share amounts) (Unaudited)							
Total revenues, net	$88,308	$91,576	$91,915	$87,865	$84,310	$81,643	$84,629	$78,049
Gross profit	68,914	70,798	71,045	65,179	60,151	61,675	64,691	58,481
Income (loss) before income taxes	(5,266)	7,152	10,531	186	(1,642)	829	4,576	(3,341)
Net income (loss)	(4,469)(1)	5,916(2)	8,795(3)	462(4)	(2,022)(5)	(98)(6)	4,313(7)	(4,551)(8)
Net income (loss) per share:								
Basic	(0.06)	0.08	0.11	0.01	(0.02)	(0.00)	0.05	(0.05)
Diluted	(0.06)	0.08	0.11	0.01	(0.02)	(0.00)	0.05	(0.05)
Shares used in per share calculation:								
Basic	76,347	77,316	77,565	85,211	87,399	87,081	86,151	85,260
Diluted	76,347	78,637	78,993	85,496	87,399	87,081	87,181	85,260

(1) During the fourth quarter of fiscal year 2009, we had charges of $3.8 million for stock-based compensation, $1.2 million related to the amortization of purchased and other intangibles, $12.2 million related to a goodwill impairment charge, $48,000 related to the impairment of purchased intangibles and $585,000 of other-than-temporary investment impairments.

(2) During the third quarter of fiscal year 2009, we had charges of $4.1 million for stock-based compensation, $710,000 related to the amortization of purchased and other intangibles and $423,000 of other-than-temporary investment impairments.

(3) During the second quarter of fiscal year 2009, we had charges of $4.2 million for stock-based compensation and $639,000 related to the amortization of purchased and other intangibles.

(4) During the first quarter of fiscal year 2009, we had charges of $4.3 million for stock-based compensation, $635,000 related to the amortization of purchased and other intangibles and $357,000 of other-than-temporary investment impairments.

(5) During the fourth quarter of fiscal year 2008, we had charges of $5.2 million for stock-based compensation, $880,000 related to the amortization and $2.8 million related to the impairment of purchased and other intangibles, $250,000 for costs incurred for our voluntary stock option review and related litigation and $368,000 of other-than-temporary investment impairments.

(6) During the third quarter of fiscal year 2008, we had charges of $5.3 million for stock-based compensation and $836,000 related to the amortization of purchased and other intangibles.

(7) During the second quarter of fiscal year 2008, we had charges of $5.5 million for stock-based compensation, $780,000 related to the amortization of purchased and other intangibles and $605,000 for costs incurred for our voluntary stock option review and related litigation.

(8) During the first quarter of fiscal year 2008, we had charges of $5.3 million for stock-based compensation, $697,000 related to the amortization of purchased and other intangibles and $1.1 million for costs incurred for our voluntary stock option review and related litigation.

Post Close Events

On March 5, 2009, Wind River announced preliminary results for the quarter and year ended January 31, 2009. Subsequent to this announcement, but before the completion of our Annual Report on Form 10-K for fiscal 2009, management determined that it was appropriate to adjust these previously announced results, primarily to reduce revenue by $128,000 due to a change in circumstances associated with a customer, offset by a reduction in bonus accruals of $66,000, which in total caused net income to decrease by $62,000.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of January 31, 2009 to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has excluded the MIZI Research, Inc. acquisition, which occurred in the third quarter of fiscal year 2009, from its assessment of internal control over financial reporting. The total assets and additional revenues represent 4.5% and 0.04%, respectively, of the related consolidated financial statement amounts as of and for the year ended January 31, 2009.

Our management assessed the effectiveness of the company's internal control over financial reporting as of January 31, 2009. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment of internal control over financial reporting, our management has concluded that, as of January 31, 2009, the Company's internal control over financial reporting was effective.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, independently assessed the effectiveness of the company's internal control over financial reporting. PricewaterhouseCoopers LLP has issued an attestation report concurring with management's assessment, which is included at Part II, Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our executive officers required by this Item is incorporated by reference from the section entitled "Executive Officers of the Registrant" in Part 1 of this Annual Report on Form 10-K.

The information regarding our directors required by this Item is incorporated by reference from the sections entitled "Information about our Board of Directors" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

The information concerning Section 16(a) reporting required by this Item is incorporated by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

The information regarding the identification of Audit Committee members and the Audit Committee financial expert required by this Item is incorporated by reference from the section entitled "Information about our Board of Directors—Committees of the Board" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

The information required by this Item regarding material changes, if any, to the procedures by which security holders may recommend nominees to our board of directors is incorporated by reference from the section entitled "Information about our Board of Directors—Committees of the Board—Nominating and Corporate Governance Committee" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

Code of Ethics. We have adopted the Wind River Systems, Inc. Code of Business Conduct and Ethics, or the General Code, which applies to every employee, officer and director of Wind River. Additionally, we have adopted a Supplemental Code of Ethics for our CEO and Senior Officers, or the Supplemental Code. Both the General Code and the Supplemental Code are publicly available on our website at the following URL: *http://www.ir.windriver.com*

If any substantive amendments are made to either the General Code or the Supplemental Code, or we grant any waiver, including any implicit waiver, from a provision of the General Code or the Supplemental Code to any director, our Chief Executive Officer, Chief Financial Officer or any other Covered Officer (as such term is defined in the Supplemental Code), we will disclose the nature of the amendment or waiver on our website or in a report on Form 8-K, as required by applicable laws.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the sections entitled "Executive Compensation and Related Information" and "Information about our Board of Directors—Director Compensation" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

The information required by this Item regarding Compensation Committee Interlocks and Insider Participation, if any, is incorporated by reference from the section entitled "Information about our Board of Directors—Compensation Committee Interlocks and Insider Participation" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

Information in the section of our Proxy Statement for the 2009 Annual Meeting of Stockholders entitled "Compensation Committee Report" is incorporated by reference herein but shall be deemed furnished, not filed. Such information shall not be deemed to be incorporated into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of January 31, 2009. The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans assumed by Wind River in connection with acquisitions of the companies that originally granted those options. Footnote (1) to the table sets forth the total number of shares of our common stock issuable upon the exercise of those assumed options as of January 31, 2009, and the weighted average exercise price of those options. No additional options may be granted under those assumed plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	13,067,968(1)(2)	$10.93(3)	7,739,596(4)
Equity compensation plans not approved by security holders	3,268,132	$10.60	—
Total	16,336,100(1)(2)	$10.86(3)	7,739,596(4)

(1) Excludes outstanding options to purchase an aggregate of 96,083 shares with a weighted average exercise price of $11.67, which were assumed by Wind River in connection with the acquisitions of AudeSi Technologies Inc., Embedded Support Tools Corporation, Integrated Systems, Inc. and Rapid Logic, Inc.

(2) Includes 1,594,716 shares of our common stock issuable pursuant to outstanding restricted stock units under our 2005 Equity Incentive Plan (as amended). Restricted stock units represent an unfunded, unsecured right to receive shares of Wind River common stock and the value of such awards varies directly with the price of Wind River common stock.

(3) Calculated without taking into account shares of our common stock issuable pursuant to outstanding restricted stock units that will become issuable as those units vest, without any cash consideration or other payment required for such shares.

(4) Includes 5,107,946 shares available for future issuance as of January 31, 2009 under our 2005 Equity Incentive Plan (as amended) and 2,631,650 shares available for future issuance under our 1993 Employee Stock Purchase Plan (as amended).

The equity compensation plans not approved by security holders generally have the same features as those approved by security holders. For further details regarding Wind River's equity compensation plans, see Note 10, "Stock-Based Compensation Plans," in notes to consolidated financial statements filed as part of this Annual Report on Form 10-K.

The information required by this Item regarding stock ownership by principal stockholders and management is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item regarding related party transactions, if any, is incorporated by reference from the section entitled "Policies with Respect to Review, Approval or Ratification of Transactions with Related Persons" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

The information required by this Item regarding director independence is incorporated by reference from the section entitled "Information about our Board of Directors" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the section entitled "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm" in our Proxy Statement for the 2009 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

1. Financial Statements—See Index to Consolidated Financial Statements at Item 8 of this Annual Report on Form 10-K.
2. All financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule or because the required information is included in the Consolidated Financial Statements or Notes thereto.
3. Exhibits—See Item 15(b) below.

(b) Exhibits

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Commission:

		Incorporated by Reference to the Registrant's filing on:			
Exhibit No.	**Exhibit Title**	**Form (File No.)**	**Date Filed**	**As Exhibit No.**	**Filed Herewith**
3.1	Amended and Restated Certificate of Incorporation of Wind River Systems, Inc., as amended.	10-Q	December 15, 2000	3.1(a)-(d)	
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock.	8-K	November 4, 1999	4.1	
3.3	Amended and Restated Bylaws of Wind River Systems, Inc.	8-K	December 20, 2007	3.1	
4.1	Amended and Restated Stockholder Rights Plan dated as of September 29, 2006 between Wind River Systems, Inc. and American Stock Transfer and Trust Company, as rights agent, and form of Rights Certificate thereunder.	8-K	October 3, 2006	4.1	
10.1*	Form of Indemnity Agreement entered into between Wind River Systems, Inc. and its officers and directors.	10-K	May 1, 2001	10.1	
10.2*	1987 Equity Incentive Plan, as amended.	S-8 (No. 33306921)	June 26, 1996	99.1	
10.3*	Form of Incentive Stock Option Grant under the 1987 Equity Incentive Plan and Form of Nonstatutory Stock Option Grant under the 1987 Equity Incentive Plan.	S-1 (No. 3359146)	March 5, 1993	10.3 and 10.4	
10.4*	Form of Performance Option under the Amended and Restated Wind River Systems, Inc. 1987 Equity Incentive Plan.	10-K	April 21, 1998	10.20	
10.5*	1993 Employee Stock Purchase Plan, as amended.	10-Q	June 11, 2007	10.6	

Exhibit No.	Exhibit Title	Incorporated by Reference to the Registrant's filing on: Form (File No.)	Date Filed	As Exhibit No.	Filed Herewith
10.6*	1995 Non-Employee Directors' Stock Option Plan, as amended.	10-Q	June 13, 2001	10.14	
10.7*	Form of Nonstatutory Stock Option Grant under the Non-Employee Director's Stock Option Plan.	10-K	April 21, 1997	10.15	
10.8*	1998 Non-Officer Stock Option Plan, as amended.	S-8 (No. 3333-92244)	July 11, 2002	99.1	
10.9*	Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.	10-Q	September 14, 2001	10.45	
10.10*	Form of Stock Option Agreement for Belgian employees under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.	10-Q	September 14, 2001	10.46	
10.11*	Form of Stock Option Agreement for French employees under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.	10-K	April 30, 2003	10.11	
10.12*	Provisions Applicable to Persons Subject to the Laws of France under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.	10-Q	September 14, 2001	10.48	
10.13*	1998 Equity Incentive Plan, as amended.	S-8 (No. 333-112156)	January 23, 2004	99.1	
10.14*	Form of Stock Option Agreement under the 1998 Equity Incentive Plan.	10-K	May 1, 2001	10.23	
10.15*	Executive Officers' Change of Control Incentive and Severance Benefit Plan, as amended and restated as of January 30, 2009.	8-K	February 4, 2009	10.1	
10.16*	Vice Presidents' Severance Benefit Plan, as amended and restated as of October 14, 2008.	8-K	October 17, 2008	10.2	
10.17*	2005 Equity Incentive Plan.	10-Q	June 11, 2007	10.5	
10.18*	Form of 2005 Equity Incentive Plan—Stock Option Award Agreement.	8-K	April 2, 2007	10.1	
10.19*	Executive Employment Agreement dated as of November 5, 2003 by and between Wind River Systems, Inc. and Kenneth R. Klein.	8-K	November 6, 2003	99.2	
10.20*	Amendment to Executive Employment Agreement, dated as of October 16, 2008, by and between Wind River Systems, Inc. and Ken Klein.	8-K	October 17, 2008	10.5	

Exhibit No.	Exhibit Title	Incorporated by Reference to the Registrant's filing on: Form (File No.)	Date Filed	As Exhibit No.	Filed Herewith
10.21*	Second Amendment to Executive Employment Agreement, dated as of January 30, 2009, by and between Wind River Systems, Inc. and Ken Klein.	8-K	February 4, 2009	10.2	
10.22*	Offer Letter between Wind River Systems, Inc, and Ian Halifax, dated January 30, 2007.	8-K	February 1, 2007	10.1	
10.23*	Amendment to Offer Letter, dated as of October 16, 2008, by and between Wind River Systems, Inc. and Ian Halifax.	8-K	October 17, 2008	10.6	
10.24*	Form of 2005 Equity Incentive Plan Restricted Stock Unit Agreement.	8-K	April 2, 2007	10.2	
10.25*	Stock Option Agreement and Grant Notice dated March 21, 2007 by and between Wind River Systems, Inc. and Ian Halifax.	10-Q	June 11, 2007	10.4	
10.26*	Section 162(m) Performance Incentive Award Plan, as amended and restated as of October 14, 2008.	8-K	October 17, 2008	10.4	
21.1	Subsidiaries of Registrant.				X
23.1	Consent of Independent Registered Public Accounting Firm.				X
24	Powers of Attorney (contained in signature page).				X
31.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

* Indicates management contracts or compensatory plan or arrangement filed pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 1, 2009

WIND RIVER SYSTEMS, INC.

By: /s/ IAN R. HALIFAX

Ian R. Halifax
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kenneth R. Klein and Ian R. Halifax, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this Annual Report on Form 10-K together with all exhibits and schedules thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, and (iii) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he might do or could do in person hereby approving, ratifying and confirming all that such agent, proxy and attorneys-in-fact or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ KENNETH R. KLEIN **Kenneth R. Klein**	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	April 1, 2009
/s/ IAN R. HALIFAX **Ian R. Halifax**	Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary (principal financial officer)	April 1, 2009
/s/ JANE E. BONE **Jane E. Bone**	Chief Accounting Officer	April 1, 2009
/s/ NARENDRA K. GUPTA **Narendra K. Gupta**	Director, Vice Chairman of the Board	April 1, 2009
/s/ JOHN C. BOLGER **John C. Bolger**	Director	April 1, 2009
/s/ JERRY L. FIDDLER **Jerry L. Fiddler**	Director	April 1, 2009
/s/ GRANT M. INMAN **Grant M. Inman**	Director	April 1, 2009
/s/ HARVEY C. JONES **Harvey C. Jones**	Director	April 1, 2009
/s/ STANDISH H. O'GRADY **Standish H. O'Grady**	Director	April 1, 2009

Corporate Directory

Board of Directors

Kenneth R. Klein
Chairman, President and Chief Executive Officer
Wind River Systems, Inc.

Narendra K. Gupta
Vice Chairman, Wind River Systems, Inc.

John C. Bolger
Private Investor; retired Vice President,
Finance and Administration
Cisco Systems, Inc.

Jerry L. Fiddler
Co-Founder, Wind River Systems, Inc.

Grant M. Inman
General Partner, Inman Investment Management

Harvey C. Jones
Chairman and Co-Founder, Tensilica, Inc.

Standish H. O'Grady
Managing Director, Granite Ventures

Executive Officers

Kenneth R. Klein
Chairman, President and Chief Executive Officer

Damian G. Artt
Senior Vice President of Worldwide Sales and Services

Jane E. Bone
Chief Accounting Officer

John J. Bruggeman
Chief Marketing Officer

Ian R. Halifax
Senior Vice President of Finance and Administration,
Chief Financial Officer and Secretary

Barry R. Mainz
Chief Operating Officer

Scot K. Morrison
Senior Vice President and General Manager,
VxWorks Product Division

Vincent Rerolle
Senior Vice President and General Manager,
Linux Product Division

Stockholder Information

Common Stock

Wind River Systems, Inc. Common Stock is traded on the NASDAQ Global Select Market under the symbol WIND.

Registrar and Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
1-800-937-5449 or 1-718-921-8124
http://www.amstock.com/
email: info@amstock.com/

Annual Meeting

The annual meeting of stockholders will be held at 9:00 a.m. on Thursday, June 18, 2009, at the Wind River corporate headquarters in Alameda, California.

Wind River Corporate Headquarters

500 Wind River Way
Alameda, CA 94501
1-510-748-4100
www.windriver.com

Worldwide Offices

For complete information for the following countries, please contact ir@windriver.com:

AMERICAS
USA
Canada

ASIA PACIFIC
China
India
Japan
Korea
Singapore
Taiwan

EUROPE, MIDDLE EAST and AFRICA
Austria
France
Germany
Israel
Italy
Netherlands
Romania
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For More Information

Additional copies of this Annual Report on Form 10-K for the fiscal year ended January 31, 2009, as filed with the Securities and Exchange Commission, may be obtained without charge by calling 1-866-296-5361 or writing to Investor Relations at the corporate address listed above.

Further information about Wind River may also be obtained by contacting Investor Relations at the corporate headquarters or the Investor Relations Hotline: 1-866-296-5361.

WIND RIVER

500 Wind River Way
Alameda, CA 94501
Tel: 1-510-748-4100

www.windriver.com